As filed with the Securities and Exchange Commission on January 9, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AVENUE FINANCIAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Tennessee	6022	20-5556885
State or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number) 111 10th Avenue South, Suite 400 Nashville, TN 37203 (615) 736-6940	(IRS Employer Identification Number)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ronald L. Samuels

Chief Executive Officer

Avenue Financial Holdings, Inc.

111 10th Avenue South, Suite 400

Nashville, TN 37203

(615) 736-6940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John W. Titus Paul S. Ware Bradley Arant Boult Cummings LLP 1600 Division Street, Suite 700 Nashville, TN 37203 (615) 252-2341	Frank M. Conner III Michael P. Reed Covington & Burling LLP One City Center 850 Tenth Street, NW Washington, DC 20001 (202) 662-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Calculation of Registration Fee

Title of each class of securities to be registered	Proposed maximum Aggregate offering price (1)(2)	Amount of registration fee
Common Stock, no par value	$30,000,000.00	$3,486.00

(1)	Includes shares of common stock to be sold by the selling stockholders and shares of common stock that may be purchased by the underwriters pursuant to their option to purchase additional shares in the offering.
(2)	Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant and the selling stockholders specified herein.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 9, 2015

Preliminary

PROSPECTUS

                     Shares

AVENUE FINANCIAL HOLDINGS, INC.

Common Stock

This prospectus relates to the initial public offering of Avenue Financial Holdings, Inc.’s common stock. We are a bank holding company headquartered in Nashville, Tennessee. We operate primarily through our subsidiary, Avenue Bank. Our operations are concentrated in the Nashville metropolitan statistical area, or MSA, and provide a range of financial services through our five locations (four of which are retail branches) and a deposit courier service (mobile branch) for select commercial banking clients. We are offering                      shares of our common stock. The selling stockholders identified in this prospectus are offering an additional                      shares of our common stock. We will not receive any proceeds from sales by the selling stockholders.

Prior to this offering, there has been no established public market for our common stock. We currently estimate the public offering price per share of our common stock will be between $                     and $                    . We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “AVNU.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. See “Implications of Being an Emerging Growth Company”.

See “Risk Factors” beginning on page 14, for a discussion of certain risks that you should consider before making an investment decision to purchase our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts
Proceeds to us, before expenses
Proceeds to selling stockholders, before expenses

The underwriters have an option to purchase up to an additional                      shares of our common stock at the initial public offering price less the underwriting discount, within 30 days from the date of this prospectus. Of the                      shares subject to the underwriters’ option,                      shares will be offered by us and                      shares will be offered by the selling stockholders.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of our common stock that you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares of our common stock against payment in New York, New York, on or about                     , 2015.

Keefe, Bruyette & Woods
A Stifel Company

Prospectus dated                     , 2015

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About This Prospectus

We, the selling stockholders and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

This prospectus describes the specific details regarding this offering and the terms and conditions of our common stock being offered hereby and the risks of investing in our common stock. For further information, please see the section entitled “Where You Can Find More Information.”

Neither we, nor any of our officers, directors, agents or representatives or any of the selling stockholders or underwriters, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of common stock.

Industry and Market Data

Market data used in this prospectus has been obtained from independent industry sources and publications available to the public, sometimes with a subscription fee, as well as from research reports prepared for other purposes. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We did not commission the preparation of any of the sources or publications referred to in this prospectus. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus. Trademarks used in the prospectus are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	we are exempt from the requirement to obtain an attestation from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

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•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to present to our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years unless we earlier cease to be an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual gross revenues, have more than $700.0 million in market value of our common stock held by non-affiliates as of any June 30 before that time, or issue more than $1.0 billion of non-convertible debt in a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected in this prospectus to take advantage of scaled disclosure relating only to executive compensation arrangements. We do not intend to take advantage of any other scaled disclosure or relief during the time that we qualify as an emerging growth company, although the JOBS Act would permit us to do so.

In addition to scaled disclosure and the other relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. However, we have elected not to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to purchase our common stock in this offering. You should read the entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” together with our consolidated financial statements and the related notes thereto, before making an investment decision. Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “the Company” and “Avenue” refer to Avenue Financial Holdings, Inc. and its subsidiaries, including Avenue Bank, which we sometimes refer to as “Avenue Bank,” “the bank” or “our bank.”

Our Company

Avenue Financial Holdings, Inc. is headquartered in Nashville, Tennessee. We were formed as a single-bank holding company in June 2006 and operate primarily through our subsidiary, Avenue Bank. Our operations are concentrated in the Nashville metropolitan statistical area, or MSA, and provide a range of financial services through our five locations (four of which are retail branches) and a deposit courier service (mobile branch) for select commercial banking clients.

Founded by a team of executives and banking professionals having substantial experience with large regional institutions in the middle Tennessee market, our strategy is to serve Nashville’s rapidly growing need for local banking services. In 2007, when we launched our opening advertising campaign, we made a promise to the market that we would not become just “another bank,” and that remains our vision to this day. We strive to build a signature bank for Nashville.

Our growth strategy focuses primarily on commercial and private banking. We provide products and services that compete with large, national competitors, but with the personalized attention and nimbleness of a community bank. We believe we provide unparalleled levels of client service through the talent and expertise of our people, the responsiveness of our credit processes, and the efficiency with which we conduct business. This leads to the development of significant, long-term relationships with many of Nashville’s leading individuals and businesses.

While our market and lines of business reflect a traditional business strategy, we approach them in non-traditional ways through our people, our culture, and our brand. We have built our company on a corporate culture focused on creating a team of highly capable bankers with a depth of leadership and banking talent, who provide exceptional service to our clients.

Our culture is a critical component of attracting and retaining experienced banking talent, as well as clients. We believe our culture has enabled us to build a brand within the Nashville market for being not just “another bank,” but a significant contributor to the financial well-being of our community. We also believe that the alignment of our culture and brand provides a consistent and differentiating message to our clients, in addition to being a significant contributor to increasing shareholder value.

Why the Hummingbird? Because we believe we are “a different kind of bank,” we avoided the typical eagle, star, or flag logo. We have unique qualities and, therefore, chose a unique symbol: a bird that is agile, extremely fast, competitive, defies the laws of gravity, living and breathing, with a bit of magic and mystique. While many banks use the same words to describe themselves – customer service, credit quality, experienced bankers, community – for us, these are not just words, but actions and guiding principles. It is not just rhetoric for us; it is how we do business, hence our tagline “the difference is real.”

Our historic growth has been purely organic, with a 17% asset compound annual growth rate, or CAGR, and a 20% loan CAGR from September 30, 2011, through September 30, 2014 on an annualized basis. We have grown to become, as of June 30, 2014, the 11th largest bank headquartered in Tennessee by assets, and the 11th largest in the Nashville MSA by deposit market share according to data from the Federal Deposit Insurance Corporation, or FDIC. As of September 30, 2014, we had total assets of $973 million, total deposits of $821 million, total loans of $653 million, and over 15,000 accounts. We have 134 highly engaged employees as of December 31, 2014, who continue to drive consistent growth across all lines of business.

Our Historical Loan Portfolio Growth

As a result of our growth over the past several years, as of September 30, 2014, approximately $523 million (including unfunded commitments) of the loans in our loan portfolio were originated during the past two years, resulting in a relatively unseasoned portfolio even though many of these loans were made to borrowers with whom we, or our loan officers, have long standing relationships. Our commercial banking group generated $18.9 million of net loan growth, or a 4.6% increase in commercial loans during the nine months ended September 30, 2014 and $54.0 million of net loan growth, or a 15.2% increase in commercial loans during the year ended December 31, 2013. Within our commercial banking group, our commercial and industrial relationship managers reduced net loans by $2.3 million, or a 1.3% reduction in commercial and industrial loans, and grew net loans by $23.5 million, or a 15.6% increase in commercial and industrial loans, during the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively. Our commercial real estate relationship managers grew net loans by $21.2 million, or a 9.0% increase in commercial real estate loans, during the nine months ended September 30, 2014 and $30.5 million, or a 14.9% increase in commercial real estate loans, during the year ended December 31, 2013.

As of September 30, 2014, loans sourced through our private bankers represented 23.7% of our total loans, including personal and commercial, and such loans grew by a net $36.2 million, or 30.5%, during the nine months ended September 30, 2014 and increased $43.5 million, or 20.7%, during the year ended December 31, 2013.

We expect continued strong loan and deposit growth in both our commercial and private banking groups, in part because we added five new relationship managers (one commercial and four private bankers) during 2013, and five (four commercial and one private bankers) during 2012.

Our Market

According to the U.S. Department of Commerce, the Nashville MSA is currently the 36th largest MSA in the United States with a population of approximately 1.76 million people as of the most recent census data from July 2013. According to the U.S. Census Bureau, from July 2012 to July 2013, Nashville was one of the ten fastest-growing cities in the U.S. and the Nashville Metropolitan Planning Organization, as reported by the Nashville Business Journal projects growth by one million residents within the next 25 years. From 2011 to 2012, according to the U.S. Bureau of Labor Statistics, Nashville had the third highest job growth among metro areas with greater than one million residents, with a growth rate of 3.9%. This positive trend continued in 2013, leading to a Forbes report ranking Nashville the No. 6 city for jobs in 2014 based on data from the U.S. Bureau of Labor Statistics.

The Nashville banking market has experienced significant market disruption in the local banking community due to acquisitions of local institutions by larger regional banks located outside of the Nashville market. This disruption has created an opportunity for us to gain clients, particularly businesses and high net worth individuals. Such clients demand banking services from local institutions able to provide the sophistication of larger banks, but with a local and agile decision-making process, personal connections, and an interest in investing in the local economy. This allows us to build our bank on core low-cost deposit relationships, high credit quality loans, and fee income generated by value-added services.

Since 2007, as the overall deposit base in the Nashville MSA has grown substantially, we have proven our ability to capture market share from larger institutions. Using data from the FDIC’s Summary of Deposits, from June 30, 2011 to June 30, 2014, the Nashville MSA deposit base grew from $39.2 billion to $44.1 billion, a rise of 12.2%. During the same period, the deposit base of the top five non-local banks in the region only grew by 9.5%, while our total deposits increased by 70.5%.

Our Competitive Strengths

Experienced Leadership

Our executive management team brings extensive experience leading departments at large financial institutions in commercial banking, credit administration, retail banking, private banking, mortgage, human resources, marketing, and bank operations. All four members of our executive management team have been working together since 2006, when they founded Avenue Bank.

•	Our management team is led by our founder, Chief Executive Officer and Chairman Ron Samuels, a 41-year banking veteran with over 30 years of experience in middle Tennessee, leading large geographic footprints for regional and national banks. He previously served as Group President of middle Tennessee at Regions Bank. Mr. Samuels is very active in civic leadership, formerly serving as Chairman of the Nashville Area Chamber of Commerce and numerous professional, civic and non-profit boards. He also frequently represents our bank as a featured speaker at trade conferences and leadership events.

•	Our President and Chief Operating Officer, Kent Cleaver, is a 37-year banking veteran in Nashville and has previous experience running commercial banking operations at regional and national banks. Mr. Cleaver formerly served as the middle Tennessee commercial banking executive for both First Union and Regions Bank.

•	Barb Zipperian, CPA serves as Executive Vice President and Chief Financial Officer. Ms. Zipperian has 34 years of finance and accounting experience in the banking industry, with particular expertise in corporate planning, forecasting, financial analysis, facilities and capital management, investor relations and internal audit. She formerly served as a Regional Financial Officer for Regions Bank and Corporate Planning Manager for Union Planters Bank in Memphis, Tennessee.

•	Andy Moats serves as Executive Vice President and Chief Credit Officer. Mr. Moats has over 14 years of banking experience in middle Tennessee and he also directs the General Bank Group, consisting of our Music and Entertainment, Private Banking, and Business Banking groups. Mr. Moats formerly served as a Regional Credit Manager for the Tennessee and Arkansas markets at Regions Bank.

In addition to our experienced executive management team, we have a demonstrated ability to grow our company organically through the recruitment of high quality bankers. We have hired bankers with significant in-market experience, in order to complement and enhance our existing business model, as well as to create a “warm bench” of executive and middle management talent.

Furthermore, we have a proven ability to develop our own talent. In our branches, we recruit individuals who are often early in their careers, but whom we believe have a high level of career potential. We hire people who are naturally service-oriented, and we cross-train them to do everything in the branch – transactions, account openings, loans and customer support. We are also committed to the intentional development of talent within our company through training and promotions, which leads to long-term continuity of talented employees and assists in recruiting others. This effort has created a strong talent pool to fuel the long-term potential of our bank.

By combining the more experienced bankers with the next generation of bankers and uniting them within our unique culture, we are merging the knowledge of our past experiences with the talent and drive of the future leaders of our organization. That is a talent combination which we believe will ensure the longevity of our success.

Concierge Banking Model

Our concept and practice of concierge banking is a unique, differentiating factor and a highly successful service model for us. At the core of our concierge banking model are our people. We believe that our culture creates an attractive environment, not only for recruiting purposes, but also for retention and higher employee engagement, which in turn contributes to lower turnover and higher employee productivity, resulting in our high level of client service.

Concierge banking is a concept that runs throughout our entire organization, not just in our retail branches. This idea of exceptional personalized service is embodied by every team in the bank. Each banker is empowered to help every client solve his or her problems by looking for innovative, creative solutions. We encourage and incentivize our bankers to focus on our client’s holistic banking needs, stressing the gathering of loans, deposits and cross-department referrals. Furthermore, we are able to serve a wide variety of client needs by engaging bankers from our multiple business lines in a relationship.

Our concierge banking model is further enhanced through our Concierge Banking Group in our retail branches, which are designed to reflect a highly sophisticated, hospitality-inspired atmosphere, while simultaneously mirroring the creative spirit of Nashville. For example, we play music at a slightly elevated volume and decorate our branches with local art and designer furniture. Our bankers are seated in the front of the branch dressed in business attire. We do not employ teller lines. We staff each of our branches with service-oriented people who undergo an extensive training program to ensure they are capable of handling any client need, from transactions to account openings to loans, all with an exceptional level of service. Just like our advertising, we avoid bank jargon and instead use common language with honesty, sincerity, and a personal touch. These factors result in the creation of a very different atmosphere from a traditional community bank.

The resulting high-end experience we believe encourages our clients to promote our bank, generating significant account growth from word-of-mouth recommendations. With very limited investment in retail product advertising, our four branches opened approximately 3,000 new accounts in 2014. We believe our concept and practice of concierge banking has proven to differentiate us from competitors and resulted in high levels of customer satisfaction, retention, and the formation of broad client relationships.

Industry Verticals

Our organic growth has been powered by traditional lines of business, including commercial banking, commercial real estate, and private banking, further complemented by substantive knowledge of and visibility in two of Nashville’s prominent industries: music and entertainment and healthcare. These industry verticals are formed by teams of experienced bankers across departmental lines. This collaboration allows us to cater to a client’s every banking need, from individual deposits to large corporate loans and spanning a diverse range of industry functions. Our bankers, along with our senior management and members of our board of directors, have extensive experience and contacts in the Nashville music and entertainment and healthcare industries. Our industry-specific knowledge, products expertise and engagement increases our profile within these two industry verticals and enables us to successfully identify, select and compete for credit-worthy borrowers and attractive financing projects. This vertical banking focus results in deep client relationships with multiple bankers, which generates both earning assets and funding sources, and allows us to provide an uncommonly high level of customer service that is relevant for each business’ specific industry segment. In addition to our two established industry verticals, we are also developing a growing specialty area in the not-for-profit industry.

Credit Culture

One of the primary success factors for our continuous loan growth and high asset quality is our credit culture. We serve our clients with a consultative approach to credit. Rather than presuming the weaknesses of a credit and placing the burden of proof on our client, our approach is to understand the fundamental credit need of the client and provide a consultation of how we can meet that need. We believe that the tone and responsiveness of this approach results in a competitive advantage for our bank. We strive to establish open communications at the inception of each loan opportunity. Our process of credit evaluation and structuring during the underwriting process is highly collaborative and solutions-based. Decisions are made via credit committee, characterized by consensus-building and a healthy balance of art and science.

Our Business Strategy

From our inception until the present, we have focused on building a strong foundation, capable of yielding sustainable and long-term performance. By developing and leveraging our competitive strengths we believe we have succeeded in our goal to create a franchise capable of supporting further growth.

Our focus now is leveraging the foundation we have built thus far to create growth in both earnings and value. We intend to create this growth through:

•	Continued Organic Growth. We plan to continue our focus on organic growth supported by our existing footprint. We believe the economic vibrancy and cyclically disrupted banking environment in the Nashville market will continue to provide an opportunity to capture deposit market share and continue the ongoing growth of our client base. We plan to continue organic growth by deepening our ties in our community and leveraging the extensive experience of our executive management and senior bankers which gives us market insight and familiarity with our clients. In addition, our highly responsive, analytical, common-sense approach to evaluating and deciding on credits routinely differentiate us from our competition in the local market. By understanding a client’s business, appropriately structuring our loans, and by applying the attitude of finding a solution, we help our clients understand that we are their financial partners. This is critical to our ability to grow our loans and deposits, which is further encouraged by our incentive compensation plan. From December 31, 2011 until September 30, 2014, we have grown demand deposits 200%, while the average cost of these accounts declined from 0.15% to 0.10%. By focusing on growth in demand deposits and commercial treasury accounts, a main source of large, low-cost deposits, we are able to continue to expand our balance sheet in a low-cost way. Also, by being deeply knowledgeable of our market, we make better credit decisions and make them faster, allowing us to operate safely and soundly in a manner that attracts clients in a growing market.

•	Scalable Infrastructure. Our recent and planned investments in people, locations, and technology allows for significant additional growth without significant additional capital investments on a go-forward basis. At this time, the excellent physical condition and locations of our current branches remain sufficient to properly serve our current and prospective clients. Furthermore, our continuous investment in our technology platform since our inception will continue to allow us to significantly grow loans and deposits without material additional investment. We intend to leverage our existing infrastructure and people to drive efficient growth in assets and deposits, thus improving our efficiency ratio and profitability, without the need for new significant capital expenditures in the medium term.

•

Strategic Acquisitions. We plan for any acquisition activity we may undertake to complement our growth strategy and to focus on the acquisition of both talent and businesses. We will continue to strategically recruit experienced and high performing bankers as we have a proven success rate of adding new teams of bankers and new areas of expertise, moving market share, increasing revenue, and improving our margin by increasing our loan to deposit ratio. Since 2012, we have completed the successful hiring and integration of ten experienced producers, some of whom joined us in teams, helping us to expand our product offerings and strengthen or add new verticals. Although we are not actively engaged in any discussions of acquisitions of people or businesses, if acquisition opportunities were to arise that would be complementary to our business structure, we would consider them. We expect that any strategic business acquisitions would either be in or around our existing Nashville market or would involve business lines that are additive to our existing products and services. As we evaluate potential acquisition opportunities, we believe there are banking institutions that continue to face credit challenges, capital constraints and liquidity issues and that lack the scale and management expertise to manage the increasing regulatory burden. We seek acquisitions that provide meaningful financial benefits, long-term organic growth opportunities and expense reductions, without compromising our risk profile.

•	Expand Fee Income Sources. We intend to improve profitability and diversify our income sources going forward by expanding fee income. Our increased participation in recurring secondary market sales of both SBA loans and portfolio mortgages provide an extra source of income to bolster earnings. Furthermore, we believe that an expanded commitment to wealth management through new talent acquisitions can further diversify our noninterest income.

Recent Developments

Issuance of Subordinated Debt

On December 29, 2014 we issued fixed / floating rate subordinated notes, or the Subordinated Notes, in an aggregate principal amount of $20,000,000 in a private placement to qualified institutional buyers. The Subordinated Notes are due on December 29, 2024. The Subordinated Notes bear an interest rate, paid quarterly, in arrears, that is fixed at 6.75% per annum until January 1, 2020 at which time the interest rate will be a floating rate equal to three-month LIBOR (as defined in the Subordinated Notes) plus 495 basis points. We may, at our option, beginning on January 1, 2020 and on any interest payment date thereafter, redeem the Subordinated Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Subordinated Notes to be redeemed plus accrued and unpaid interest to the date of redemption. Any partial redemption will be made pro rata among all the holders. The Subordinated Notes will not otherwise be redeemable by us prior to maturity unless (i) a Tier 2 capital event or a tax event occurs (each as defined in the Subordinated Notes) or (2) if we are required to register as an investment company under the Investment Company Act of 1940. There is no sinking fund for the Subordinated Notes. The Subordinated Notes will not be convertible or exchangeable.

The Subordinated Notes contain covenants in favor of the holders that are customary for debt securities of this type. In addition, we granted the holders of the Subordinated Notes registration rights including, to promptly following this offering (and in any event within 90 days after consummation of this offering), register the Subordinated Notes for the resale of the Subordinated Notes, as well as certain “piggyback” registration rights if we register any securities substantially similar to the Subordinated Notes.

Corporate Information

We were incorporated in the state of Tennessee in 2006. We completed our initial round of funding in February 2007, raising $75 million in capital and acquired a state charter. This was accomplished by the acquisition of a two-branch bank in rural western Tennessee having approximately $25 million in total assets. We immediately moved the headquarters to Nashville, and 23 months later completed the divestiture of the acquired bank’s assets and liabilities. We opened to the public for the first time in July 2007, with the opening of our first branch in Nashville’s historic Cummins Station building. In the same year, we opened our corporate headquarters in Nashville’s historic Union Station Baggage Building. Since then, we have opened three additional branches as well as a limited deposit courier service.

Our operations are conducted through Avenue Bank, which holds a charter dating to 1911. Our principal executive offices are located at 111 10th Avenue South, Suite 400, Nashville, Tennessee 37203, and our telephone number is (615) 252-2265. We also maintain an Internet site at www.avenuenashville.com. Our website and the information contained therein or limited thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

Securities offered by us	shares of common stock.

Securities offered by selling stockholders	shares of common stock.

Underwriter purchase option	shares of common stock from us and shares of common stock from the selling stockholders.

Securities offered as a percentage of outstanding shares of common stock	%, assuming the underwriters do not exercise their purchase option.

Common shares outstanding after completion of the offering	shares of common stock, assuming the underwriters do not exercise their purchase option.

Securities owned by directors and executive officers	Our directors and executive officers own shares of our common stock. We expect our directors and executive officers to purchase approximately shares of our common stock in this offering.

Use of proceeds	Assuming an initial public offering price of $ per share, which is the midpoint of the offering price set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $ million (or $ million if the underwriters exercise in full their purchase option), after deducting estimated underwriting discounts and offering expenses. We intend to use the net proceeds to us generated by this offering, along with available cash, to redeem in full our outstanding shares of Senior Non-Cumulative Perpetual Preferred Stock, Series C, no par value per share, or Series C Preferred Stock, (which currently has a dividend rate of 1% per annum that will increase to 9% per annum on March 15, 2016) and to transfer the balance to our bank for general corporate purposes including to support balance sheet growth of our bank, future acquisitions (although we do not have any current plans to make any such acquisitions) and to maintain our capital and liquidity ratios at acceptable levels. We will not receive any proceeds from the sale of our common stock by the selling stockholders. For additional information, see “Use of Proceeds.”

Dividends	We have not paid any cash dividends on our common stock since inception and we do not intend to pay dividends on our common stock in the foreseeable future. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend upon our earnings, financial condition, liquidity, capital requirements, regulatory and contractual restrictions, general economic conditions, our business strategy and other factors that our board of directors deems relevant. For additional information, see “Dividend Policy.”
Directed share program	The underwriters have reserved for sale at the initial public offering price up to % of the shares of our common stock being offered by this prospectus for sale to certain of our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing our common stock in this offering. We do not know if these persons will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See “Underwriting.”
Proposed NASDAQ Global Market symbol	We have applied to list our common stock on the NASDAQ Global Market under the symbol “AVNU.”
Risk factors	Investing in our common stock involves risks. See “Risk Factors,” for a discussion of certain factors that you should carefully consider before making an investment decision.
Registration Rights

We have granted registration rights to the U.S. Treasury, the holder of our Series C Preferred Stock, pursuant to which we agreed to file a shelf registration statement covering the Series C Preferred Stock promptly after we become subject to Sections 13 and 15(d) of the Exchange Act. We intend to use a portion of the proceeds of this offering, along with available cash funds, to redeem all of our outstanding shares of Series C Preferred Stock.

We also granted registration rights to Goldman Sachs & Co., or the Investor, pursuant to an Investors Rights Agreement in connection with our original funding in 2007. The Investor holds rights to register its 830,000 shares of our common stock in the event we register any of our common stock on a registration statement suitable for inclusion of the Investor’s shares. In addition, the Investor also has the right to demand registration of the 830,000 shares beneficially owned by the Investor no earlier than 12 months after our initial public offering. These registration rights expire, if not earlier exercised, three years after our initial public offering. The Investor has exercised its registration rights in connection with this offering and we are registering all 830,000 shares of our common stock held by the Investor in the registration statement of which this prospectus is a part.

(1)	References in this section to the number of shares of our common stock outstanding after this offering are based on 8,636,682 shares of our common stock issued and outstanding as of December 31, 2014. Unless otherwise noted, these references exclude:

•	283,500 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $10.00 per share; and

•	390,420 shares of common stock reserved for issuance in connection with options and restricted stock awards that remain available for issuance under our 2007 Stock Option Plan, our 2012 Long-Term Incentive Plan and our 2012 Restricted Stock Plan for Non-Employee Directors.

Except as otherwise indicated, all information in this prospectus:

•	assumes an initial public offering of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	assumes no exercise by the underwriters of their option to purchase additional shares of our common stock from us or the selling stockholders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

You should read the following selected historical consolidated financial data in conjunction with our consolidated financial statements and related notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization” included elsewhere in this prospectus. The following tables set forth selected historical consolidated financial data (i) as of and for the nine months ended September 30, 2014 and 2013 and (ii) as of and for the years ended December 31, 2013, 2012, 2011, 2010, and 2009. Selected consolidated financial data as of and for the years ended December 31, 2013, 2012 and 2011, have been derived from our audited financial statements included elsewhere in this prospectus. We have derived the selected consolidated financial data as of and for the years ended December 31, 2010 and 2009 from our audited financial statements not included in this prospectus. Selected financial data as of and for the nine months ended September 30, 2014 and 2013 (excluding the balance sheet data as of September 30, 2013) have been derived from our unaudited financial statements included elsewhere in this prospectus and have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with generally accepted accounting principles, or GAAP. Our historical results are not necessarily indicative of any future period. The performance, asset quality and capital ratios are unaudited and derived from our audited and unaudited financial statements as of and for the periods presented. Average balances have been calculated using daily averages.

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(unaudited)
	(Dollars in thousands, except per share data)
SELECTED INCOME STATEMENT DATA
Interest income	$24,526	$19,679	$27,060	$22,888	$21,927	$19,854	$16,673
Interest expense	2,831	2,637	3,560	4,887	5,475	6,144	6,632
Net interest income	21,695	17,042	23,500	18,001	16,452	13,710	10,041
Provision for loan losses	1,187	961	1,593	1,623	1,102	2,227	5,013
Net interest income after provision for loan losses	20,508	16,081	21,907	16,378	15,350	11,483	5,028
Non-interest income	3,606	4,150	5,055	5,793	2,984	4,783	3,081
Non-interest expense	17,829	15,083	20,559	18,416	15,918	15,391	13,592
Income tax expense (benefit)	1,965	1,773	2,421	1,023	(11,482)	-	-

Net income (loss)	4,320	3,375	3,982	2,732	13,898	875	(5,483)
Dividends on preferred shares	(142)	(142)	(190)	(358)	(396)	(403)	(289)
Accretion of net preferred stock discount	-	-	-	-	(234)	(74)	(62)

Net income available to common stockholders	$4,178	$3,233	$3,792	$2,374	$13,268	$398	$(5,834)
PER COMMON SHARE DATA:
Basic earnings (loss) per share	$0.49	$0.38	$0.45	$0.28	$1.57	$0.05	$(0.69)
Diluted earnings (loss) per share	0.49	0.38	0.45	0.28	1.57	0.05	(0.69)
Book value per common share	8.18	7.54	7.41	7.82	7.40	5.57	5.78
Tangible book value per common share (1)	7.84	7.19	7.06	7.47	7.05	5.22	5.43
Basic weighted average common shares	8,485,195	8,452,474	8,424,598	8,443,393	8,444,063	8,444,438	8,444,742
Diluted weighted average common shares	8,526,605	8,452,474	8,424,598	8,443,393	8,444,063	8,444,438	8,444,742

SELECTED BALANCE SHEET DATA
Total assets	$973,418	$840,654	$889,578	$722,714	$625,597	$595,326	$491,509
Total loans, net of deferred fees	653,235	514,622	573,430	455,980	395,812	375,100	327,965
Allowance for loan losses	(8,407)	(6,752)	(7,204)	(6,695)	(6,550)	(5,651)	(5,251)
Securities available for sale	211,500	265,770	257,797	194,090	166,961	150,359	128,499
Goodwill and other intangible assets	2,966	2,966	2,966	2,966	2,966	2,966	2,966
Deposits	820,881	671,345	705,794	590,840	482,402	479,864	372,285
Advances from FHLB/FRB	55,000	79,500	79,250	39,000	44,000	44,000	48,370
Preferred stock	18,950	18,950	18,950	18,950	18,950	7,536	7,462
Tangible common stockholders’ equity (1)	67,699	61,487	60,502	63,179	59,530	44,076	45,882
Total shareholders’ equity	89,615	83,403	82,418	85,095	81,446	54,578	56,310
Average total assets	930,625	776,749	798,912	666,414	583,309	534,014	459,904
Average common stockholders’ equity	67,532	65,595	65,550	64,739	49,335	49,805	52,932
Full time employees	130	115	120	109	94	82	77

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(unaudited)
SELECTED PERFORMANCE RATIOS
Return on average assets (2)(5)	0.60%	0.56%	0.47%	0.36%	2.27%	0.07%	(1.27%)
Return on average common stockholders’ equity (2)(5)	8.27	6.59	5.78	3.66	26.89	0.80	(11.02)
Net interest margin (2)	3.35	3.24	3.17	2.95	3.02	2.80	2.33
Efficiency ratio (1)(3)	73.0	73.3	73.6	81.1	82.9	96.0	112.3
SELECTED ASSET QUALITY RATIOS
Nonaccruing loans to total loans	0.14%	0.12%	0.10%	0.41%	0.66%	1.31%	0.88%
Nonaccruing loans and loans past due 90 days and still accruing to total loans	0.14	0.12	0.10	0.41	0.66	1.31	0.88
Non-performing assets to total assets (4)	0.28	0.63	0.45	0.67	1.07	1.63	1.52
Non-performing assets to loans and OREO	0.42	1.02	0.70	1.05	1.67	2.54	2.22
Allowance for loan losses to total loans	1.29	1.31	1.26	1.47	1.65	1.51	1.60
Allowance for loan losses to nonaccruing loans	945.67	1,129.10	1219.43	356.12	249.58	114.95	354.17
Net loan charge-offs to average loans (2)	0.00	0.25	0.22	0.36	0.05	0.52	1.29
CAPITAL RATIOS (Consolidated)
Tier 1 Leverage Ratio	9.16%	9.59%	9.12%	10.92%	11.75%	8.20%	9.70%
Tier 1 Common Capital Ratio	8.90	9.25	8.68	10.14	10.93	8.98	10.20
Tier 1 Risk-Based Capital Ratio	11.39	12.24	11.46	13.58	15.01	10.70	12.17
Total Risk-Based Capital Ratio	12.49	13.30	12.52	14.80	16.26	11.94	13.42
Tangible common stockholders’ equity to tangible assets (1)	6.98	7.34	6.82	8.78	9.56	7.44	9.39

(1)	These measures are not measures recognized under generally accepted accounting principles (United States) (“GAAP”), and are therefore considered to be non-GAAP financial measures. See “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a reconciliation of these measures to their most comparable GAAP measures.
(2)	Nine-month data has been annualized.
(3)	Efficiency ratio is defined as total non-interest expense divided by our operating revenue, which is equal to the sum of net interest income and total non-interest income, (excluding securities and loans gains/(losses)) and is not a GAAP measure.
(4)	Non-performing assets are deemed to be nonaccruing loans and OREO.
(5)	Return on average assets is defined as net income available to common stockholders divided by average total assets. Return on average common stockholders equity is defined as net income available to common stockholders divided by average common shareholders equity.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

The information set forth above contains certain financial information determined by methods other than in accordance with GAAP. These non-GAAP financial measures are “tangible book value per common share,” “tangible common stockholders’ equity,” “efficiency ratio,” and “tangible common stockholders’ equity to tangible assets.” Although we believe these non-GAAP financial measures provide a greater understanding of our business, these measures are not necessarily comparable to similar measures that may be presented by other companies.

“Tangible book value per common share” is defined as tangible common stockholders’ equity divided by total common shares outstanding. We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing book value while not increasing our tangible book value.

“Tangible common stockholders’ equity” is defined as common stockholders’ equity reduced by goodwill. We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in common stockholders’ equity exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing both common stockholders’ equity and assets while not increasing our tangible common stockholders’ equity or tangible assets.

“Efficiency ratio” is defined as non-interest expenses divided by our operating revenue, which is equal to the sum of net interest income plus non-interest income excluding gains and losses on sales of loans and securities. In our judgment, the adjustments made to operating revenue allow investors and analysts to better assess our operating expenses in relation to our core operating revenue by removing the volatility that is associated with certain non-recurring items and other discrete items that are unrelated to our core business.

“Tangible common stockholders’ equity to tangible assets” is defined as the ratio of common stockholders’ equity reduced by goodwill divided by total assets reduced by goodwill. We believe that this measure is important to many investors in the marketplace who are interested in relative changes from period to period in common stockholders’ equity and total assets, each exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing both common stockholders’ equity and assets while not increasing our tangible common equity or tangible assets.

The information provided below reconciles each non-GAAP measure to its most comparable GAAP measure.

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(unaudited)
	(Dollars in thousands, except per share data)
Tangible Common Stockholders’ Equity and Tangible Common Stockholders’ Equity/Tangible Assets
Common equity	$70.665	$64,453	$63,468	$66,145	$62,496	$47,042	$48,848
Less: intangible assets	(2,966)	(2,966)	(2,966)	(2,966)	(2,966)	(2,966)	(2,966)

Tangible common stockholders’ equity	67,699	61,487	60,502	63,179	59,530	44,076	45,882
Total assets	973,418	840,654	889,578	722,714	625,597	595,326	491,509
Less: Intangible assets	(2,966)	(2,966)	(2,966)	(2,966)	(2,966)	(2,966)	(2,966)

Tangible assets	970,452	837,688	886,612	719,748	622,631	592,360	488,543

Tangible Common Stockholders’ Equity/Tangible Assets	6.98%	7.34%	6.82%	8.78%	9.56%	7.44%	9.39%

Tangible Book Value per Common Share
Book Value Per Common Share	$8.18	$7.54	$7.41	$7.82	$7.40	$5.57	$5.78
Less: Effects of intangible assets	(0.34)	(0.35)	(0.35)	(0.35)	(0.35)	(0.35)	(0.35)
Tangible Book Value per Common Share	7.84	7.19	7.06	7.47	7.05	5.22	5.43

Efficiency Ratio
Non-interest expense (numerator)	$17,829	$15,083	$20,559	$18,416	$15,918	$15,391	$13,592
Net interest income	21,695	17,042	23,500	18,001	16,452	13,710	10,041
Non-interest income	3,606	4,150	5,055	5,793	2,984	4,783	3,081
Less: gains on sale of loans	(852)	(87)	(109)	-	-	-	-
Less: gains on sales of securities	(12)	(522)	(522)	(1,079)	(233)	(2,459)	(1,015)
Adjusted operating revenue (denominator)	24,437	20,583	27,924	22,715	19,203	16,034	12,107
Efficiency Ratio	73.0%	73.3%	73.6%	81.1%	82.9%	96.0%	112.3%

RISK FACTORS

Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, before deciding to invest in our common stock. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment. Further, to the extent that any of the information in this prospectus constitutes forward-looking statements, the risk factors below also are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related To Our Business

As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.

Our businesses and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the U.S. If the U.S. economy weakens, our growth and profitability from our lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policymaking process, the medium and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors in the U.S. In addition, economic conditions in foreign countries, including uncertainty over the stability of the euro and other currencies, could affect the stability of global financial markets, which could hinder U.S. economic growth. Weak economic conditions are characterized by deflation, fluctuations in debt and equity capital markets, a lack of liquidity and/or depressed prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. The current economic environment is also characterized by interest rates at historically low levels, which impacts our ability to attract deposits and to generate attractive earnings through our loan and investment portfolios. All of these factors can individually or in the aggregate be detrimental to our business, and the interplay between these factors can be complex and unpredictable. Our business is also significantly affected by monetary and related policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our decisions regarding credit risk could be inaccurate and our allowance for loan losses may be inadequate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our earnings are affected by our ability to make loans, and thus we could sustain significant loan losses and consequently significant net losses if we incorrectly assess either the creditworthiness of our borrowers resulting in loans to borrowers who fail to repay their loans in accordance with the loan terms or the value of the collateral securing the repayment of their loans, or we fail to detect or respond to a deterioration in our loan quality in a timely manner. Management makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses that we consider adequate to absorb losses inherent in the loan portfolio based on our assessment of the information available. As of September 30, 2014 and December 31, 2013, the allowance for loan losses was $8.4 million and $7.2 million, respectively. Nonaccruing loans totaled $0.9 million and $0.6 million as of September 30, 2014 and December 31, 2013, respectively. The amount of the allowance for loan losses is determined by our management through periodic reviews. Maintaining an adequate allowance for loan losses is critical to our financial results and condition. In determining the size of our allowance for loan losses, we rely on an analysis of our loan portfolio considering historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, economic conditions and other pertinent information. The determination of the appropriate level of the allowance for loan losses is inherently highly subjective and requires us to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes.

As a result of continuing deterioration of economic conditions affecting borrowers, new information regarding existing loans, inaccurate management assumptions, identification of additional problem loans and other factors, both within and outside of our control, we may incur loan losses in excess of our current allowance for loan losses and be required to make material additions to our allowance for loan losses, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, federal and state regulators periodically review our allowance for loan losses and could require us to materially increase our allowance for loan losses or recognize further loan charge-offs based on judgments different than those of our management. Further, if actual charge-offs in future periods exceed the amounts allocated to our allowance for loan losses, we may need additional provisions for loan losses to restore the adequacy of our allowance for loan losses. Any material increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on our business, financial condition, results of operations and prospects.

Lack of seasoning of our loan portfolio could increase risk of credit defaults in the future.

As a result of our growth over the past several years, as of September 30, 2014, approximately $523 million (including unfunded commitments) of the loans in our loan portfolio were originated during the past two years. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because a large portion of our portfolio is relatively new, the current level of delinquencies and defaults may not represent the level that may prevail as the portfolio becomes more seasoned and may not serve as a reliable basis for predicting the health and nature of our loan portfolio, including net charge-offs and the ratio of nonperforming assets in the future. Our limited experience with these loans does not provide us with a significant payment history pattern with which to judge future collectability. As a result, it may be difficult to predict the future performance of our loan portfolio. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our high concentration of large loans to certain borrowers may increase our credit risk.

Our growth over the last several years has been partially attributable to our ability to originate and retain large loans. We have established an informal, internal limit on loans to one borrower, principal or guarantor. Our limit is based on “total exposure” which represents the aggregate exposure of economically related borrowers for approval purposes. However, we may, under certain circumstances, consider going above this internal limit in situations where management’s understanding of the industry and the credit quality of the borrower are commensurate with the increased size of the loan. Many of these loans have been made to a small number of borrowers, resulting in a high concentration of large loans to certain borrowers. As of September 30, 2014, our 10 largest borrowing relationships accounted for approximately 11.3% of our total loan portfolio. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this high concentration of borrowers presents a risk to our lending operations. If any one of these borrowers becomes unable to repay its loan obligations as a result of economic or market conditions, or personal circumstances, such as divorce or death, our nonaccruing loans and our provision for loan losses could increase significantly, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our commercial real estate loan portfolio exposes us to credit risks that may be greater than the risks related to other types of loans.

Our loan portfolio includes non-owner-occupied commercial real estate loans, or CRE loans, for individuals and businesses for various purposes, which are secured by commercial properties, as well as real estate construction and development loans. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. The availability of such income for repayment may be adversely affected by changes in the economy or local market conditions. These loans expose us to greater credit risk than loans secured by other types of collateral because the collateral securing these loans is typically more difficult to liquidate. Additionally, non-owner-occupied CRE loans generally involve relatively large balances to single borrowers or related groups of borrowers. Unexpected deterioration in the credit quality of our non-owner-occupied commercial real estate loan portfolio could require us to increase our provision for loan losses, which would reduce our profitability and have a material adverse effect on our business, financial condition, results of operations and prospects.

A prolonged downturn in the real estate market could result in losses and adversely affect our profitability.

As of September 30, 2014, approximately 63% of our loan portfolio was composed of commercial and consumer real estate loans. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. The recent recession has adversely affected real estate market values across the country and values may continue to decline. A further decline in real estate values could further impair the value of our collateral and our ability to sell the collateral upon any foreclosure, which would likely require us to increase our provision for loan losses. In the event of a default with respect to any of these loans, the amounts we receive upon sale of the collateral may be insufficient to recover the outstanding principal and interest on the loan. If we are required to re-value the collateral securing a loan to satisfy the debt during a period of reduced real estate values or to increase our allowance for loan losses, our profitability could be adversely affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We target small and medium-sized businesses as loan customers, who may have greater credit risk than larger borrowers.

We target small and medium-sized businesses as loan customers. Because of their size, these borrowers may be less able to withstand competitive or economic pressures than larger borrowers in periods of economic weakness. If loan losses occur at a level where the loan loss reserve is not sufficient to cover actual loan losses, our earnings will decrease.

We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs associated with the ownership of the real property.

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we are exposed to the risks inherent in the ownership of real estate. As of September 30, 2014, we held $1.85 million in other real estate owned. The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including, but not limited to:

•	general or local economic conditions;

•	environmental cleanup liability;

•	neighborhood assessments;

•	interest rates;

•	real estate tax rates;

•	operating expenses of the mortgaged properties;

•	supply of and demand for rental units or properties;

•	ability to obtain and maintain adequate occupancy of the properties;

•	zoning laws;

•	governmental and regulatory rules;

•	fiscal policies; and

•	natural disasters.

Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or further write-downs in the value of other real estate owned, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are dependent on the services of our management team and board of directors, and the unexpected loss of key officers or directors may adversely affect our business and operations.

We are led by an experienced core management team with substantial experience in the markets that we serve, and our operating strategy focuses on providing products and services through long-term relationship managers. Accordingly, our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. If any of our or our bank’s executive officers, other key personnel, or directors leaves us or our bank, our operations may be adversely affected. In particular, we believe that Ronald L. Samuels and G. Kent Cleaver are extremely important to our success and the success of our bank. Mr. Samuels has extensive executive-level banking experience and is the Chairman and Chief Executive Officer of us and our bank. Mr. Cleaver has extensive operating banking experience and is the President and Chief Operating Officer of us and our bank. If either of Mr. Samuels or Mr. Cleaver leaves his position for any reason, our financial condition and results of operations may suffer because of their skills, knowledge of our market, years of industry experience and difficulty of promptly finding qualified replacement personnel. We have employment agreements and non-competition agreements with Mr. Samuels and Mr. Cleaver, as well as other named executive officers and a number of other officers and employees. Additionally, our directors’ community involvement and diverse and extensive local business relationships are important to our success. Any material change in the composition of our board of directors or our management could have a material adverse effect on our business, financial condition, results of operations and prospects as we may not be able to identify and hire qualified persons on terms acceptable to us.

Damage to our reputation could negatively impact our business.

A key differentiating factor for our business is the strong brand we are building in the Nashville MSA market. Through our branding, we send very clear communication to the market about what we stand for as a company. Maintaining a positive reputation is critical to our attracting and retaining customers and employees. In the course of making business decisions, we face reputational risk in the potential changes to client sentiment that may occur as a result of our decisions. In particular, adverse perceptions regarding our reputation could make it more difficult for us to execute on our strategy. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our outsourced service providers or other counterparties, litigation or regulatory actions, failure by us to meet the standards of service and quality we have set and compliance failures. Negative publicity regarding us or our bank, whether or not accurate, may damage our reputation, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to interest rate risk, which could adversely affect our profitability.

Our profitability, like that of most financial institutions, depends to a large extent on our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and investment securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowings. We have positioned our asset portfolio to benefit in a higher interest rate environment, but this may not remain true in the future. We have managed the growth of our bank since inception in an economic environment characterized by declining interest rates. Our ability to continue that performance in a rising rate environment is not a certainty. Our interest sensitivity profile was asset sensitive as of September 30, 2014, meaning that our net interest income would increase more from rising interest rates than from falling interest rates. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System, or the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could also affect our ability to originate loans and obtain deposits, the fair value of our financial assets and liabilities, and the average duration of our assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, an increase in interest rates could also have a negative impact on our results of operations by reducing the ability of borrowers to repay their current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs, but also necessitate further increases to the allowance for loan losses which could have a material adverse effect on our business, financial condition, results of operations and prospects.

As a recently formed financial institution, we have not operated in a rising interest rate environment.

Interest rates dropped to historically low rates in 2009 and have remained at historically low levels since that time. Since we commenced operations in 2007, we have never operated in a rising interest rate environment. Our ALCO Committee periodically evaluates various financial models that are designed to demonstrate the rate sensitivity of our assets and liabilities over various assumed time periods. Because we do not have a history of operating in a rising interest rate environment, we have no historical data on which to model the actual effect of rising interest rates on our assets and liabilities. As a result, these models may not be an accurate indicator of how our interest income will be affected by changes in interest rates.

Unpredictable local economic, political, or environmental conditions in the Nashville MSA and other markets may have a material adverse effect on our financial performance.

Substantially all of our borrowers and depositors are individuals and businesses located and doing business in the Nashville MSA. Substantially all of the real estate loans in our loan portfolio are secured by properties located in the Nashville MSA. Therefore, our success will depend on the general economic conditions in this area, which we cannot predict with certainty. Unlike with many of our larger competitors, the majority of our borrowers are commercial firms, professionals and affluent consumers located and doing business in our local market. As of September 30, 2014, approximately 87% of the loans in our loan portfolio (measured by dollar amount) were made to borrowers who live or conduct business in the Nashville MSA. As a result, our operations and profitability may be more adversely affected by a local economic downturn or natural disaster in the Nashville MSA, than those of larger, more geographically diverse competitors. For example, a downturn in the economy in the Nashville MSA could make it more difficult for our borrowers in that market to repay their loans and may lead to loan losses that are not offset by operations in other markets. Any regional or local economic downturn, or natural or man-made disaster, that affects the Nashville MSA, or existing or prospective property or borrowers in the Nashville MSA may affect us and our profitability more significantly and more adversely than our more geographically diverse competitors, which could have a material adverse effect on our business, financial condition, results of operations and prospects. From time to time, our bank may provide financing to Nashville-based clients who have companies or properties located outside the Nashville MSA. In such cases, we face similar local market risk in those communities.

Our business strategy includes the continuation of our growth plans, and our business, financial condition, results of operations and prospects could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing our growth strategy for our business through organic growth of our loan portfolio. Our prospects must be considered in light of the risks, expenses and difficulties that can be encountered by financial service companies in rapid growth stages, which include the risks associated with the following:

•	maintaining loan quality;

•	maintaining adequate management personnel and information systems to oversee such growth;

•	maintaining adequate control and compliance functions;

•	obtaining regulatory approvals with respect to acquisitions; and

•	securing capital and liquidity needed to support anticipated growth.

We may not be able to expand our presence in our existing market. Our ability to grow successfully will depend on a variety of factors, including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. Failure to manage our growth effectively could adversely affect our ability to successfully implement our business strategy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, as we continue to invest in our growth, we will experience business risk associated with expansion. Our expansion may occur via new bankers, new lines of business, new products, new geographic areas, or many other ways. Each method of expansion includes its own set of business risks which could potentially have a material adverse effect on our business, financial condition, results of operations and prospects.

Our recent results may not be indicative of our future results, and may not provide guidance to assess the risk of an investment in our common stock.

Our business has grown rapidly. Although rapid business growth can reflect favorable business conditions, financial institutions that grow rapidly can experience significant difficulties as a result of rapid growth. Failure to build infrastructure sufficient to support rapid growth and suffering loan losses in excess of reserves for such losses, as well as other risks associated with rapidly growing financial institutions, could materially impact our operations.

We may not be able to sustain our historical rate of growth and may not even be able to expand our business at all. In addition, our recent growth may distort some of our historical financial ratios and statistics. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. As a small commercial bank, we have different lending risks than larger banks. We provide services to our local communities; thus, our ability to diversify our economic risks is limited by our own local market and economy. We lend primarily to small to medium-sized businesses, which may expose us to greater lending risks than those faced by banks lending to larger, better-capitalized businesses with longer operating histories. We manage our credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through our loan approval and review procedures. Our use of historical and objective information in determining and managing credit exposure may not be accurate in assessing our risk. Our failure to sustain our historical rate of growth or adequately manage the factors that have contributed to our growth could have a material adverse effect on our business, financial condition, results of operations and prospects.

Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.

The federal bank regulatory agencies have indicated their view that banks with high concentrations of loans secured by commercial real estate are subject to increased risk and should hold higher capital than regulatory minimums to maintain an appropriate cushion against loss that is commensurate with the perceived risk. In December 2006, the federal banking regulators issued guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” to address increased concentrations in CRE loans. The guidance identifies institutions potentially exposed to CRE concentration risk as having construction, land development and other land loans representing more than 100% of the institution’s total capital and total CRE loans representing more than 300% of the institution’s total capital. Because a significant portion of our loan portfolio is dependent on commercial real estate, a change in the regulatory capital requirements applicable to us as a result of these policies could limit our ability to leverage our capital, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our lending limit may restrict our growth and prevent us from effectively implementing our business strategy.

We are limited in the amount we can loan in the aggregate to a single borrower or related borrowers by the amount of our capital. Avenue Bank is a Tennessee chartered bank and therefore all branches, regardless of location, fall under the legal lending limits of the state of Tennessee. Tennessee’s legal lending limit is a safety and soundness measure intended to prevent one person or a relatively small and economically related group of persons from borrowing an unduly large amount of a bank’s funds. It is also intended to safeguard a bank’s depositors by diversifying the risk of loan losses among a relatively large number of creditworthy borrowers engaged in various types of businesses. Under Tennessee law, total loans and extensions of credit to a borrower may not exceed 15% of our bank’s capital surplus and undivided profits. However, such loans may be in excess of that percentage, but not above 25%, if each loan in excess of 15% is first submitted to and approved in advance in writing by the board of directors and a record is kept of such written approval and reported to the board of directors quarterly. We have also established an informal, internal house limit on loans to one borrower equal to 80% of our 15% legal lending limit. Loans in excess of the house limit are noted as a policy exception and require acknowledgment by our bank’s full board of directors. Based upon our current capital levels, the amount we may lend is significantly less than that of many of our larger competitors and may discourage potential borrowers who have credit needs in excess of our lending limit from doing business with us. We accommodate larger loans by selling participations in those loans to other financial institutions, but this strategy may not always be available. If we are unable to compete effectively for loans from our target customers, we may not be able to effectively implement our business strategy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

The banking business is highly competitive, and we experience competition in our market from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other community banks and super-regional and national financial institutions that operate offices in our service area. These competitors often have far greater resources than we do and are able to conduct more intensive and broader based promotional efforts to reach both commercial and individual customers.

We compete with these other financial institutions both in attracting deposits and in making loans. In addition, we must attract our customer base from other existing financial institutions and from new residents. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to successfully compete with an array of financial institutions in our service area.

Our ability to compete successfully will depend on a number of factors, including, among other things:

•	our ability to recruit and retain experienced and talented bankers at competitive compensation levels;

•	our ability to build and maintain long-term customer relationships while ensuring high ethical standards and safe and sound banking practices;

•	the scope, relevance and pricing of products and services that we offer;

•	customer satisfaction with our products and services;

•	industry and general economic trends; and

•	our ability to keep pace with technological advances and to invest in new technology.

Increased competition could require us to increase the rates that we pay on deposits or lower the rates that we offer on loans, which could reduce our profitability. We derive a majority of our business from our primary market area, the Nashville MSA. Our failure to compete effectively in our market could restrain our growth or cause us to lose market share, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our continued pace of growth may require us to raise additional capital in the future to fund such growth, and the unavailability of additional capital on terms acceptable to us could adversely affect our growth and/or our business, financial condition, results of operations and prospects.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. To support our ongoing growth, on September 15, 2011 we completed the sale of 18,950 shares of our Series C Preferred Stock to the U.S. Department of the Treasury, or the Treasury, in connection with the Treasury’s Small Business Lending Fund, or the SBLF, for gross proceeds of $18.95 million.

After giving effect to this offering, we believe that we will have sufficient capital to meet our capital needs for our immediate growth plans. However, we will continue to need capital to support our longer-term growth plans. If capital is not available on favorable terms when we need it, we will have to either issue common stock or other securities on less than desirable terms or reduce our rate of growth until market conditions become more favorable. Either of such events could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our growth and expansion strategy may involve strategic acquisitions, and we may not be able to overcome risks associated with such transactions.

Although we plan to continue to grow our business organically, we will continue to explore opportunities to acquire other financial institutions and businesses that we believe would complement our existing business. Our investment or acquisition activities could be material to our business and involve a number of risks, including the following:

•	incurring time and expense associated with identifying and evaluating potential investments or acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

•	the lack of history among our management team in working together on acquisitions and related integration activities;

•	the time, expense and difficulty of integrating the operations and personnel of the combined businesses;

•	an inability to realize expected synergies or returns on investment;

•	potential disruption of our ongoing banking business; and

•	a loss of key employees or key customers following our investment or acquisition.

We may not be successful in overcoming these risks or any other problems encountered in connection with pending or potential investments or acquisitions. Our inability to overcome these risks could have an adverse effect on our ability to implement our business strategy and enhance shareholder value, which, in turn, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due and our funding sources may be insufficient to fund our future growth.

Liquidity is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they come due because of an inability to liquidate assets or obtain adequate funding. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. In particular, approximately 81% of our bank’s deposits as of September 30, 2014 were checking accounts and other liquid deposits, which are payable on demand or upon several days’ notice, while by comparison, 66% of the assets of our bank were loans at September 30, 2014, which cannot be called or sold in the same time frame. Our access to funding sources in amounts adequate to finance our activities or on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could negatively impact our access to liquidity sources include a decrease of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, or our inability to attract and retain deposits. Market conditions or other events could also negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations and fund asset growth and new business transactions at a reasonable cost, in a timely manner and without adverse consequences. Any substantial, unexpected or prolonged change in the level or cost of liquidity could have a material adverse effect on our ability to meet deposit withdrawals and other customer needs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, when mortgage loans are sold, whether as whole loans or pursuant to a securitization, we are required to make customary representations and warranties to purchasers, guarantors and insurers, including government-sponsored entities, about the mortgage loans and the manner in which they were originated. Whole loan sale agreements may require us to repurchase or substitute mortgage loans, or indemnify buyers against losses, in the event we breach these representations or warranties. In addition, we may be required to repurchase mortgage loans as a result of early payment default of the borrower on a mortgage loan. If repurchase and indemnity demands increase and such demands are valid claims and are in excess of our provision for potential losses, our liquidity, results of operations and financial condition may be adversely affected.

We rely on customer deposits, advances from the Federal Home Loan Bank of Cincinnati, or FHLB, nationally marketed CDs, brokered CDs and lines of credit at other financial institutions to fund our operations. Although we have historically been able to replace maturing deposits and advances if desired, we may not be able to replace such funds in the future if our financial condition, the financial condition of the FHLB or market conditions were to change.

FHLB borrowings and other current sources of liquidity may not be available or, if available, sufficient to provide adequate funding for operations. Furthermore, our own actions could result in a loss of adequate funding.

For example, our availability at the FHLB could be reduced if we are deemed to have poor documentation or processes. Accordingly, we may seek additional higher-cost debt in the future to achieve our long-term business objectives. Additional borrowings, if sought, may not be available to us or, if available, may not be available on favorable terms. If additional financing sources are unavailable or are not available on reasonable terms, our growth and future prospects could be adversely affected.

Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our profitability would be adversely affected.

The fair value of our investment securities can fluctuate due to factors outside of our control.

As of September 30, 2014, the fair value of our investment securities portfolio was approximately $211.5 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments, or OTTI, and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect our business, results of operations, financial condition and prospects. The process for determining whether impairment of a security is OTTI usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Our failure to assess any currency impairments or losses with respect to our securities could have a material adverse effect on our business, financial condition, results of operations and prospects.

Deterioration in the fiscal position of the U.S. federal government and downgrades in the Treasury and federal agency securities could adversely affect us and our banking operations.

The long-term outlook for the fiscal position of the U.S. federal government is uncertain, as illustrated by the 2011 downgrade by certain rating agencies of the credit rating of the U.S. government and federal agencies. However, in addition to causing economic and financial market disruptions, any future downgrade, failure to raise the U.S. statutory debt limit, or deterioration in the fiscal outlook of the U.S. federal government, could, among other things, materially adversely affect the market value of the U.S. and other government and governmental agency securities that we hold, the availability of those securities as collateral for borrowing, and our ability to access capital markets on favorable terms. In particular, it could increase interest rates and disrupt payment systems, money markets, and long-term or short-term fixed income markets, adversely affecting the cost and availability of funding, which could negatively affect our profitability. Also, the adverse consequences of any downgrade could extend to those to whom we extend credit and could adversely affect their ability to repay their loans. Any of these developments could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to losses due to fraudulent and negligent acts on the part of loan applicants, our borrowers, other vendors, and our employees.

When we originate loans, we rely heavily upon information supplied by third parties, including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, the borrower, another third party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a misrepresentation, and the persons and entities involved are often difficult to locate and it is often difficult to collect any monetary losses that we have suffered from them. We have controls and processes designed to help us identify misrepresented information in our loan origination operations. We cannot assure you, however, that we have detected or will detect all misrepresented information in our loan originations.

If we fail to design, implement and maintain effective internal control over financial reporting or remediate any future material weakness in our internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Effective internal control over financial reporting is necessary for us to provide reliable reports and prevent fraud.

We believe that a control system, no matter how well designed and managed, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. We may not be able to identify all significant deficiencies and/or material weaknesses in our internal control in the future, and our failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may bear costs associated with the proliferation of computer theft and cybercrime.

We necessarily collect, use and hold sensitive data concerning individuals and businesses with whom we have a banking relationship. Threats to data security, including unauthorized access and cyber-attacks, rapidly emerge and change, exposing us to additional costs for protection or remediation and competing time constraints to secure our data in accordance with customer expectations and statutory and regulatory requirements. It is difficult and near impossible to defend against every risk being posed by changing technologies as well as criminals intent on committing cyber-crime. Increasing sophistication of cyber-criminals and terrorists make keeping up with new threats difficult and could result in a breach of our data security. Patching and other measures to protect existing systems and servers could be inadequate, especially on systems that are being retired. Controls employed by our information technology department and third-party vendors could prove inadequate. We could also experience a breach by intentional or negligent conduct on the part of our employees or other internal sources, software bugs or other technical malfunctions, or other causes. As a result of any of these threats, our customer accounts may become vulnerable to account takeover schemes or cyber-fraud. Our systems and those of our third-party vendors may become vulnerable to damage or disruption due to circumstances beyond our or their control, such as from catastrophic events, power anomalies or outages, natural disasters, network failures, and viruses and malware.

A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations as well as to data loss, litigation, damages, fines and penalties, customer notification requirements, significant increases in compliance costs, and reputational damage, any of which could individually or in the aggregate have a material adverse effect on our business, results of operations, financial condition and prospects.

Our risk management framework may not be effective in mitigating risks and/or losses to us.

Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances or that it will adequately mitigate any risk or loss to us. If our framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations or prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.

If third parties infringe upon our intellectual property or if we were to infringe upon the intellectual property of third parties, we may expend significant resources enforcing or defending our rights or suffer competitive injury.

We rely on a combination of patent, copyright, trademark, trade secret laws and confidentiality provisions to establish and protect our proprietary rights. If we fail to successfully maintain, protect and enforce our intellectual property rights, our competitive position could suffer. Similarly, if we were to infringe on the intellectual property rights of others, our competitive position could suffer. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain product or service offerings or other competitive harm. We may also be required to spend significant resources to monitor and police our intellectual property rights. Others, including our competitors may independently develop similar technology, duplicate our products or services or design around our intellectual property, and in such cases we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential or proprietary information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which could be time-consuming and expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection or the inability to obtain rights with respect to third-party intellectual property could harm our business and ability to compete. In addition, because of the rapid pace of technological change in our industry, aspects of our business and our products and services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all.

We depend on our information technology and telecommunications systems and third-party servicers, and any systems failures or interruptions could adversely affect our operations and financial condition.

Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. We outsource many of our major systems, such as data processing, loan servicing and deposit processing systems. For example, one vendor provides our entire core banking system through a service bureau arrangement. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We encounter technological change continually and have fewer resources than many of our competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to serving customers better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our success will depend in part on our ability to address our customers’ needs by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we have. We may not be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our customers. As these technologies are improved in the future, we may, in order to remain competitive, be required to make significant capital expenditures, which may increase our overall expenses and have a material adverse effect on our net income.

We may be adversely affected by the soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. These losses or defaults could have a material adverse effect on our business, financial condition, results of operations and prospects.

Current market volatility and industry developments may adversely affect our business and financial results.

The volatility in the capital and credit markets, along with the housing declines over the past years, has resulted in significant pressure on the financial services industry. If volatility in market conditions continues or worsens, we may have further increases in loan losses, deterioration of capital or limitations on our access to funding or capital, if needed, which could have a material adverse effect on our business, financial condition, results of operations and prospect.

Further, if other, particularly larger, financial institutions continue to fail to be adequately capitalized or funded, it may negatively impact our business and financial results. We routinely interact with numerous financial institutions in the ordinary course of business and are therefore exposed to operational and credit risk to those institutions. Failures of such institutions may adversely impact our operations and have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to environmental liability risk associated with our lending activities.

In the course of our business, we may purchase real estate, or we may foreclose on and take title to real estate. As a result, we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Any significant environmental liabilities could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to an extensive body of accounting rules and best practices. Periodic changes to such rules may change the treatment and recognition of critical financial line-items and affect our profitability.

The nature of our business makes us sensitive to changes to the large body of accounting rules in the U.S. From time to time, the governing body that oversees changes to accounting rules may release new guidance for the treatment of certain line items on financial statements. Any such changes may potentially affect our financial statements and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP and with general practices within the financial services industry. The preparation of financial of statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of related revenues and expenses. Certain accounting policies inherently are based to a greater extent on estimates, assumptions and judgments of management and, as such, have a greater possibility of producing results that could be materially different than originally reported. They require management to make subjective or complex judgments, estimates or assumptions, and changes in those estimates or assumptions that could have a significant impact on our consolidated financial statements. These critical accounting policies include the allowance for loan losses, investment securities impairment and goodwill. Because of the uncertainty of estimates involved in these matters, we may be required to significantly increase the allowance for loan losses or sustain loan losses that are significantly higher than the reserve provided, significantly increase our accrued tax liability or otherwise incur charges that could have a material adverse effect on our business, financial condition, results of operations and prospects.

By engaging in derivative transactions, we are exposed to additional credit and market risk.

We use interest rate swaps to help manage our interest rate risk from recorded financial assets and liabilities when they can be demonstrated to effectively hedge a designated asset or liability and the asset or liability exposes us to interest rate risk or risks inherent in customer related derivatives. We use other derivative financial instruments to help manage other economic risks, such as liquidity and credit risk, including exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts principally related to our fixed rate loan assets. We also have derivatives that result from a service we provide to certain qualifying customers approved through our credit process, and therefore, are not used to manage interest rate risk in our assets or liabilities. Hedging interest rate risk is a complex process, requiring sophisticated models and routine monitoring, and is not a perfect science. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivative instruments that are linked to the hedged assets and liabilities. By engaging in derivative transactions, we are exposed to credit and market risk. If the counterparty fails to perform, credit risk exists to the extent of the fair value gain in the derivative. Market risk exists to the extent that interest rates change in ways that are significantly different from what we expected when we entered into the derivative transaction. The existence of credit and market risk associated with our derivative instruments could adversely affect our net interest income and, therefore, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are or may become involved from time to time in suits, legal proceedings, information-gathering requests, investigations and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Many aspects of our business involve substantial risk of legal liability. From time to time, we are, or may become, the subject of lawsuits and related legal proceedings, governmental and self-regulatory agency information-gathering requests, reviews, investigations and proceedings and other forms of regulatory inquiry, including by bank regulatory agencies, the SEC and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgments, settlements, fines, injunctions, restrictions on the way in which we conduct our business, or reputational harm.

Although we establish accruals for legal proceedings when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated, we do not have accruals for all legal proceedings where we face a risk of loss. In addition, due to the inherent subjectivity of the assessments and unpredictability of the outcome of legal proceedings, amounts accrued may not represent the ultimate loss to us from the legal proceedings in question. Thus, our ultimate losses may be higher, and possibly significantly so, than the amounts accrued for legal loss contingencies, which could adversely affect our financial condition and results of operations.

Risks Related to Our Industry

We are subject to extensive regulation that could limit or restrict our activities and business and impose financial requirements, such as minimum capital requirements, which limitations, restrictions, or requirements could have a material adverse effect on our profitability.

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies including the Federal Reserve, the FDIC, and the Tennessee Department of Financial Institutions, or TDFI. Regulatory compliance is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, transactions with affiliates, treatment of our customers, and interest rates paid on deposits. We are also subject to financial requirements prescribed by our regulators such as minimum capitalization guidelines, which require us to maintain adequate capital to support our growth. Violations of various laws, even if unintentional, may result in significant fines or other penalties, including restrictions on branching or bank acquisitions. Recently, banks generally have faced increased regulatory sanctions and scrutiny particularly with respect to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, or USA Patriot Act, and other statutes relating to anti-money laundering compliance and customer privacy. The recent recession had major adverse effects on the banking and financial industry, during which time many institutions saw a significant amount of their market capitalization erode as they charged off loans and wrote down the value of other assets. As described above, recent legislation has substantially changed, and increased, federal regulation of financial institutions, and there may be significant future legislation (and regulations under existing legislation) that could have a further material effect on banks and bank holding companies like us.

In July 2013, the U.S. federal banking authorities approved the implementation of the Basel III regulatory capital reforms, or Basel III, and issued rules effecting certain changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. Basel III is applicable to all U.S. banks that are subject to minimum capital requirements as well as to bank and saving and loan holding companies, other than “small bank holding companies” (generally bank holding companies with consolidated assets of less than $500 million). Basel III not only increases most of the required minimum regulatory capital ratios, they introduce a new common equity Tier 1 capital ratio and the concept of a capital conservation buffer. Basel III also expands the current definition of capital by establishing additional criteria that capital instruments must meet to be considered additional Tier 1 capital (that is, Tier 1 capital in addition to common equity) and Tier 2 capital. A number of instruments that now generally qualify as Tier 1 capital will not qualify or their qualifications will change when Basel III is fully implemented. However, Basel III permits banking organizations with less than $15 billion in assets to retain, through a one-time election, the existing treatment for accumulated other comprehensive income, which currently does not affect regulatory capital. Basel III has maintained the general structure of the current prompt corrective action thresholds while incorporating the increased requirements, including the common equity Tier 1 capital ratio. In order to be a “well-capitalized” depository institution under the new regime, an institution must maintain a common equity Tier 1 capital ratio of 6.5% or more; a Tier 1 capital ratio of 8% or more; a total capital ratio of 10% or more; and a leverage ratio of 5% or more. Institutions must also maintain a capital conservation buffer consisting of common equity Tier 1 capital. Generally, financial institutions became subject to Basel III on January 1, 2015 with a phase-in period through 2019 for many of the changes.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

Federal and state regulators periodically examine our business and may requires us to remediate adverse examination findings or may take enforcement action against us.

The Federal Reserve, the FDIC and the TDFI periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, the Federal Reserve, the FDIC, or the TDFI were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to require us to remediate any such adverse examination findings.

In addition, these agencies have the power to take enforcement action against us to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation of law or regulation or unsafe or unsound practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to direct the sale of subsidiaries or other assets, to limit dividends and distributions, to restrict our growth, to assess civil monetary penalties against us or our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory enforcement action against us could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, or the CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations prohibit discriminatory lending practices by financial institutions. The U.S. Department of Justice, federal banking agencies, and other federal agencies are responsible for enforcing these laws and regulations. A challenge to an institution’s compliance with fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA Patriot Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. The federal banking agencies and Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service, or IRS. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control, or OFAC. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans.

Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and prospects.

Financial reform legislation will, among other things, tighten capital standards, create a new Consumer Financial Protection Bureau and result in new regulations that are likely to increase our costs of operations.

On July 21, 2010, the Dodd-Frank Act was signed into law. As final rules and regulations implementing the Dodd-Frank Act have been adopted, this law has significantly changed the current bank regulatory framework and affected the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act will depend on the rules and regulations that implement it.

Among many other changes, the Dodd-Frank Act eliminated the federal prohibitions on paying interest on demand deposits effective one year after the date of its enactment, thus allowing businesses to have interest bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense. The Dodd-Frank Act permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor. The Dodd-Frank Act requires publicly traded companies to give shareholders a non-binding vote on executive compensation and golden parachute payments. In addition, the Dodd-Frank Act authorizes the SEC to promulgate rules that would allow shareholders to nominate their own candidates using a company’s proxy materials and directs the federal banking regulators to issue rules prohibiting incentive compensation that encourages inappropriate risks.

The Dodd-Frank Act created a new Consumer Financial Protection Bureau, or the Bureau, with broad powers to supervise and enforce consumer financial protection laws. The Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Bureau has examination and enforcement authority with respect to enumerated consumer financial protection laws over all banks with more than $10 billion in assets. Institutions with less than $10 billion in assets will continue to be examined for compliance with consumer financial protection laws by their primary bank regulator.

As noted above, many aspects of the Dodd-Frank Act are subject to rulemaking and take effect over several years, making it difficult to anticipate the overall financial impact on us. However, compliance with the Dodd-Frank Act and its implementing regulations will result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our FDIC deposit insurance premiums and assessments may increase.

The deposits of our bank are insured by the FDIC up to legal limits and, accordingly, subject it to the payment of FDIC deposit insurance assessments based on the bank’s average consolidated total assets less its average tangible equity. The bank’s regular assessments are determined by its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. High levels of bank failures since the beginning of the financial crisis and increases in the statutory deposit insurance limits have increased resolution costs to the FDIC and put significant pressure on the Deposit Insurance Fund. In order to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund, the FDIC increased deposit insurance assessment rates and charged a special assessment to all FDIC-insured financial institutions. Further increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our bank may become subject to further reporting requirements under FDIC regulations.

We will be subject to further reporting requirements under the rules of the FDIC for the fiscal year in which our bank’s total assets exceed $1.0 billion, including a requirement for management to prepare a report that contains an assessment by management of our bank’s effectiveness of its internal control structure and procedures for financial reporting as of the end of such fiscal year. In addition, we will be required to obtain an independent public accountant’s attestation report concerning our internal control structure over financial reporting. The rules for management to assess the bank’s internal controls over financial reporting are complex, and require significant documentation, testing and possible remediation. The effort to comply with regulatory requirements relating to internal controls will likely cause us to incur increased expenses and will cause a diversion of management’s time and other internal resources. If our bank cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our bank’s internal controls, the price of our common stock as well as investor confidence could be adversely affected and we may be subject to additional regulatory scrutiny.

The federal banking agencies have proposed new liquidity standards that could result in our having to lengthen the term of our funding, restructure our business lines by forcing us to seek new sources of liquidity for them, and/or increase our holdings of liquid assets.

As part of the Basel III capital process, the Basel Committee on Banking Supervision has finalized a new liquidity standard, a liquidity coverage ratio, which requires a banking organization to hold sufficient “high quality liquid assets” to meet liquidity needs for a 30 calendar day liquidity stress scenario. A net stable funding ratio, which imposes a similar requirement over a one-year period, is under consideration. The U.S. banking regulators have proposed a liquidity coverage ratio for systemically important banks. Although the proposal would not apply directly to us, the substance of the proposal may inform the regulators’ assessment of our liquidity. We could be required to reduce our holdings of illiquid assets, which may adversely affect our results and financial condition.

Risks Related to Our Common Stock and the Offering

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our common stock, including, without limitation:

•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;

•	changes in economic or business conditions;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•	publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	operating and stock price performance of companies that investors deem comparable to us;

•	future issuances of our common stock or other securities;

•	additions to or departures of key personnel;

•	proposed or adopted changes in laws, regulations or policies affecting us;

•	perceptions in the marketplace regarding our competitors and/or us;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the financial services industry.

The stock market and, in particular, the market for financial institution stocks, have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

An active, liquid market for our common stock may not develop or be sustained following the offering, which may impair your ability to sell your shares.

Before this offering, there has been no established public market for our common stock. Although we intend to apply to list our common stock on the NASDAQ Global Market, our application may not be approved. Even if approved, an active, liquid trading market for our common stock may not develop or be sustained following the offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock. The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

Actual or anticipated issuances or sales of additional amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance. All                      of the shares of common stock sold in this offering (or                      shares if the underwriters exercise in full their purchase option) will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act of 1933, or the Securities Act) may be sold publicly only in compliance with the limitations described under “Shares Eligible For Future Sale.” Other than certain of the shares we previously issued under our 2007 Stock Option Plan, or 2007 Plan, certain of the shares of our restricted common stock we previously issued under our 2012 Long-Term Incentive Plan, or 2012 Plan, or our 2012 Restricted Stock Plan for Non-Employee Directors, or 2012 Directors Plan, the remaining                      outstanding shares of our common stock, or                     % of our outstanding shares, will be deemed to be “restricted securities” or “control securities” as those terms are defined in Rule 144, and may be sold in the market over time in private transactions or future public offerings. We plan on filing a registration statement on Form S-8 under the Securities Act to register an aggregate of                      shares of common stock for issuance under our 2007 Plan and 2012 Plan, of which                      shares are subject to outstanding options to purchase such shares and                      are

reserved for future issuance. We may issue all of these shares without any action or approval by our shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.

One of the underwriters in this offering and its affiliate are also selling stockholders and, therefore, such underwriter may have interests in this offering beyond customary underwriting discounts and commissions.

One of the underwriters in this offering and its affiliate are participating as selling stockholders in this offering. There may be a conflict of interest between their interests as selling stockholders (for example, to maximize the value of their investment) and such underwriter’s interests as underwriter (for example, in negotiating the initial public offering price) as well as your interest as an investor. As a participant in this offering that is seeking to realize the value of its investment in us, this underwriter may have interests beyond customary underwriting discounts and commissions.

Securities analysts may not initiate or continue coverage on our common stock, which could adversely affect the market for our common stock.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price is expected to be substantially higher than the net tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in this offering, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $                     per share, based on as assumed initial public offering price of $                     per share (the midpoint of the range on the cover page of this prospectus), and our pro forma net tangible book value of $                     per share as of September 30, 2014. Accordingly, if we were liquidated at our pro forma net tangible book value, you would not receive the full amount of your investment.

We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.

We expect to use the net proceeds of this offering, along with available cash funds, to redeem in full our Series C Preferred Stock and the remainder for general corporate purposes, which may include, among other things, providing equity capital to our bank, to support our balance sheet growth, to acquire other banks or financial institutions or other complementary businesses to the extent opportunities arise, and to maintain our capital and liquidity ratios, and the ratios of our bank, at appropriate levels. Although we may, from time to time, in the ordinary course of our business, evaluate potential acquisition opportunities that we believe are complementary to our business and provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements or understandings relating to any material acquisition. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins that we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

Our directors and executive officers own a significant portion of our common stock and can exert influence over our business and corporate affairs.

Our directors and executive officers, as a group, beneficially owned approximately 14.1% of our outstanding common stock as of December 31, 2014. As a result of their ownership, our directors and executive officers will have the ability, by voting their shares in concert, to influence the outcome of all matters submitted to our shareholders for approval, including the election of directors.

There are substantial regulatory limitations on changes of control of bank holding companies.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. These provisions effectively inhibit certain mergers or other business combinations, which, in turn, could adversely affect the market price of our common stock.

We have the ability to incur debt and pledge our assets, including our stock in our bank, to secure that debt.

We have the ability to incur debt and pledge our assets to secure that debt. Absent special and unusual circumstances, a holder of indebtedness for borrowed money has rights that are superior to those of holders of our common stock. For example, interest must be paid to the lender before dividends can be paid to our shareholders, and loans must be paid off before any assets can be distributed to our shareholders if we were to liquidate. Furthermore, we would have to make principal and interest payments on our indebtedness, which could reduce our profitability or result in net losses on a consolidated basis even if our bank were profitable.

The rights of our common shareholders are subordinate to the rights of the holders of our Series C Preferred Stock and any debt securities that we may issue and may be subordinate to the holders of any other class of preferred stock that we may issue in the future.

We have issued 18,950 shares of our Series C Preferred Stock to the Treasury in connection with our participation in the SBLF. These shares have certain rights that are senior to our common stock. Holders of the Series C Preferred Stock are entitled to receive non-cumulative dividends, payable quarterly. As a result, we must make payments on the preferred stock before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the Series C Preferred Stock must be satisfied in full before any distributions can be made to the holders of our common stock. We intend to redeem all of our Series C Preferred Stock with the net proceeds of this offering along with available cash funds. Our board of directors has the authority to issue in the aggregate up to ten million shares of preferred stock, and to determine the terms of each issue of preferred stock, without shareholder approval. Accordingly, you should assume that any shares of preferred stock that we may issue in the future will also be senior to our common stock.

On December 29, 2014, we issued fixed / floating rate subordinated notes in an aggregate principal amount of $20 million. The terms of our subordinated notes prohibit us from declaring or paying any dividends or distributions on our capital stock or redeeming, purchasing, acquiring or making a principal payment on our subordinated notes, at any time when payment of interest on our subordinated notes has not been timely made and while any such accrued and unpaid interest remains unpaid.

Because our decision to issue debt or equity securities or incur other borrowings in the future will depend on market conditions and other factors beyond our control, the amount, timing, nature or success of our future capital raising efforts is uncertain. Because our ability to pay dividends on our common stock in the future will depend on our and our bank’s financial condition as well as factors outside of our control, our common shareholders bear the risk that no dividends will be paid on our common stock in future periods or that, if paid, such dividends will be reduced or eliminated, which may negatively impact the market price of our common stock.

The dividend rate on our Series C Preferred Stock fluctuates based on the changes in our “qualified small business lending” and other factors and may increase, which could adversely affect income to common shareholders.

We issued $18.95 million in Series C Preferred Stock to Treasury on September 15, 2011 in connection with the SBLF. Dividends on each share of our Series C Preferred Stock are payable quarterly on the liquidation amount at an annual rate calculated based upon the “percentage change in qualified lending” of our bank between each dividend period and the “baseline” level of “qualified small business lending” of our bank. The dividend rate is currently 1% per year but increases to a fixed rate of 9% after 4.5 years from the issuance of our Series C Preferred Stock (or, on March 15, 2016), regardless of the previous rate, until all of the preferred shares are redeemed. If we are unable to maintain our “qualified small business lending” at certain levels, if we fail to comply with certain other terms of our Series C Preferred Stock, or if we are unable to redeem our Series C Preferred Stock within 4.5 years following issuance, the dividend rate on our Series C Preferred Stock could result in materially greater dividend payments, which in turn could have a material adverse effect on our business, financial condition, results of operations and prospects. We intend to redeem all of our Series C Preferred Stock with the net proceeds of this offering along with available cash funds. Our ability to redeem our Series C Preferred Stock is subject to the approval of the Federal Reserve.

We do not intend to pay dividends in the foreseeable future and we and our bank are subject to capital and other legal and regulatory requirements which restrict our ability to pay dividends.

Our board of directors intends to retain all of our earnings to promote growth and build capital. Accordingly, we do not expect to pay dividends in the foreseeable future. In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies as well as our participation in the SBLF. Finally, because our bank is our only material asset, our ability to pay dividends to our shareholders depends on our receipt of dividends from the bank, which is also subject to restrictions on dividends as a result of banking laws, regulations and policies. Accordingly, if the receipt of dividends over the near term is important to you, you should not invest in our common stock. For additional information, see “Dividend Policy.”

Tennessee law limits the ability of others to acquire the bank, which may restrict your ability to fully realize the value of your common stock.

In many cases, shareholders receive a premium for their shares when one company purchases another. Tennessee law makes it difficult for anyone to purchase our bank or us without approval of our board of directors. Thus, your ability to realize the potential benefits of any sale by us may be limited, even if such sale would represent a greater value for shareholders than our continued independent operation.

Our charter, as amended, authorizes the issuance of preferred stock which could adversely affect holders of our common stock and discourage a takeover of us by a third party.

Our charter, as amended, or our charter, authorizes our board of directors to issue up to ten million shares of preferred stock without any further action on the part of our shareholders. In 2009, we issued 7,400 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, or Series A Preferred Stock, and a warrant to purchase 370.00370 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, or Series B Preferred Stock, to Treasury. The warrant was exercised by Treasury concurrent with the issuance of the Series A Preferred Stock. In 2011, we issued 18,950 shares of our Series C Preferred Stock and redeemed our Series A Preferred Stock and our Series B Preferred Stock, which are now available for redesignation and reissuance by the board of directors. Each series of our preferred stock has the rights and preferences set forth in the certificate of designation for such preferred stock. Our board of directors also has the power, without shareholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of the shareholders may impede a takeover of us and prevent a transaction favorable to our shareholders.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, the Deposit Insurance Fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and is subject to the same market forces that affect the price of common stock in any company. As a result, an investor may lose some or all of such investor’s investment in our common stock.

The laws that regulate our operations are designed for the protection of depositors and the public, not our shareholders.

The federal and state laws and regulations applicable to our operations give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities, and generally have been promulgated to protect depositors and the Deposit Insurance Fund and not for the purpose of protecting shareholders. These laws and regulations can materially affect our future business. Laws and regulations now affecting us may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change.

Future changes in laws and regulations or changes in their interpretation may also adversely affect our business. Legislative and regulatory changes may increase our cost of doing business or otherwise adversely affect us and create competitive advantages for non-bank competitors.

Our corporate governance documents, and certain corporate and banking laws applicable to us, could make a takeover more difficult.

Certain provisions of our charter and bylaws, as amended, and corporate and federal banking laws, could make it more difficult for a third party to acquire control of our organization, even if those events were perceived by many of our shareholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to us:

•	provide that special meetings of shareholders may be called at any time by the Chairman of our board of directors, by the President or by order of our board of directors;

•	enable our board of directors to issue preferred stock up to the authorized amount, with such preferences, limitations and relative rights, including voting rights, as may be determined from time to time by the board;

•	enable our board of directors to increase the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at the meeting;

•	enable our board of directors to amend our bylaws without shareholder approval; and

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose).

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our shareholders might otherwise receive a premium over the market price of our shares.

We are an “emerging growth company,” and the reduced regulatory and reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as described in the JOBS Act. For as long as we continue to be an emerging growth company we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments. The JOBS Act also permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we have irrevocably “opted out” of this provision, and we will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth companies.

We may take advantage of these provisions for up to five years, unless we earlier cease to be an emerging growth company, which would occur if our annual gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. Investors may find our common stock less attractive if we rely on the exemptions, which may result in a less active trading market and increased volatility in our stock price.

Fulfilling our public company financial reporting and other regulatory obligations will be expensive and time consuming, and it may strain our resources.

Following this offering, we will become subject to the reporting requirements of the Securities and Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. These laws and regulations increase the scope, complexity and cost of corporate governance, reporting and disclosure practices over those of non-public or non-reporting companies. Despite our conducting business in a highly regulated environment, these laws and regulations have different requirements for compliance than we experienced prior to becoming a reporting company. Our expenses related to services rendered by our accountants, legal counsel and consultants have increased in order to ensure compliance with these laws and regulations that we became subject to as a reporting company and may increase further as we become a public company and grow in size. These provisions, as well as any other aspects of current or proposed regulatory or legislative changes to laws applicable to us may impact the profitability of our business activities and may change certain of our business practices, including our ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of section 27A of the Securities Act and section 21E of the Exchange Act. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” and “outlook,” or the negative version of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but are not limited to, the following:

•	market and economic conditions (including interest rate environment, levels of public offerings, mergers and acquisitions, or M&A, and venture capital financing activities) and the associated impact on us;

•	changes in management personnel;

•	deterioration of our asset quality;

•	our overall management of interest rate risk, including managing the sensitivity of our interest-earning assets and interest-bearing liabilities to interest rates, and the impact to earnings from a change in interest rates;

•	our ability to execute our strategy and to achieve organic loan and deposit growth;

•	the adequacy of reserves (including allowance for loan and lease losses) and the appropriateness of our methodology for calculating such reserves;

•	volatility and direction of market interest rates;

•	the sufficiency of our capital, including sources of capital (such as funds generated through retained earnings) and the extent to which capital may be used or required;

•	our overall investment plans, strategies and activities, including our investment of excess cash/liquidity;

•	operational, liquidity and credit risks associated with our business;

•	increased competition in the financial services industry, nationally, regionally or locally, which may adversely affect pricing and terms;

•	the level of client investment fees and associated margins;

•	changes in the regulatory environment;

•	changes in trade, monetary and fiscal policies and laws;

•	governmental legislation and regulation, including changes in accounting regulation or standards, the nature and timing of the adoption and effectiveness of new requirements under the Dodd-Frank Act, Basel guidelines, capital requirements and other applicable laws and regulations;

•	changes in interpretation of existing law and regulation;

•	further government intervention in the U.S. financial system; and

•	other factors that are discussed in the Section titled “Risk Factors.”

The foregoing factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

Assuming an initial public offering price of $                     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $                     million, (or $                     million if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting estimated underwriting discounts and offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $                     million, or $                     million (if the underwriters elect to exercise in full their purchase option), assuming the number of shares we sell, as set forth on the cover of this prospectus, remains the same, after deducting estimated underwriting discounts and offering expenses.

We intend to use the net proceeds to us from this offering, along with available cash, to redeem in full all of our outstanding Series C Preferred Stock (which currently has a dividend rate of 1% per annum that will increase to 9% per annum on March 15, 2016) and for general corporate purposes, which may include to support balance sheet growth, to acquire other banks or financial institutions or other complementary businesses to the extent such opportunities arise, and to maintain our capital and liquidity ratios, and the ratios of our bank, at acceptable levels. Although we may, from time to time, evaluate potential acquisitions, we do not have any arrangements, agreements or understandings relating to any acquisitions at the current time, and we are not engaged in any negotiations to make any acquisitions. Other than net proceeds used to redeem our Series C Preferred Stock, we have not specifically allocated the amount of net proceeds to us that will be used for these purposes, and our management will have broad discretion over how these proceeds are used. Our Series C Preferred Stock is currently redeemable by us, at our option, upon no less than 30 days and no more than 60 days’ notice to Treasury, which notice we have provided to Treasury. No premium is attached to such redemption. Such redemption would require approval of our banking regulators which approval has not yet been sought.

Proceeds held by us will be invested in short term investments until needed for the uses described above.

We will not receive any proceeds from the sale of our common stock by the selling stockholders.

DIVIDEND POLICY

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We have not paid any cash dividends on our common stock since inception and we do not intend to pay dividends for the foreseeable future. As a Tennessee corporation, we are not permitted to pay dividends if, after giving effect to such payment, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus any amounts needed to satisfy any preferential rights if we were dissolving.

Because we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay any dividends on our common stock depends, in large part, upon our receipt of dividends from our bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. Pursuant to Tennessee law, our bank may not, without the prior approval of the TDFI, pay any dividends to us in a calendar year in excess of the total of our bank’s net profits for that year plus the retained profits for the preceding two years.

Our ability to pay dividends to our shareholders in the future will depend on our earnings and financial condition, liquidity and capital requirements, the general economic climate, regulatory and contractual restrictions, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors. For additional information, see “Supervision and Regulation – Bank Regulation and Supervision – Payment of Dividends.”

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent the initial public offering price per share of our common stock exceeds the pro forma tangible book value per share of our common stock immediately following this offering. As of September 30, 2014, the tangible book value of our common stock was approximately $67.7 million, or $7.84 per common share based on 8,633,588 shares of our common stock issued and outstanding. Tangible book value per share represents common stockholders’ equity less intangible assets and goodwill, divided by the number of shares of our common stock outstanding.

After giving effect to our sale of                      shares of our common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed initial public offering price of $                     per share, the midpoint of the price range on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses, the pro forma net tangible book value of our common stock at September 30, 2014 would have been approximately $                     million, or $                     per share. Therefore, this offering will result in an immediate increase of $                     in the tangible book value per share of our common stock of existing shareholders and an immediate dilution of $                     in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately                     % of the assumed public offering price of $                     per share.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma net tangible book value per common share after giving effect to this offering would be approximately $                     per share, and the dilution in pro forma net tangible book value per common share to new investors in this offering would be approximately $                    .

The following table illustrates the calculation of the amount of dilution per share that a purchaser of our common stock in this offering will incur given the assumptions above:

Assumed initial public offering price	$
Net tangible book value per common share at September 30, 2014		7.84
Increase in net tangible book value per common share attributable to new investors
Pro forma tangible book value per common share after this offering
Dilution per common share to new investors in this offering

The following table illustrates the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing shareholders and new investors purchasing shares of our common stock in this offering based on an assumed initial public offering price of $                     per share, the midpoint of the price range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses as of September 30, 2014 on a pro forma basis.

	Shares Purchased			Total Consideration (in thousands)			Average Price Per Share
	Number	Percent		Amount	Percent
Shareholders as of September 30, 2014			%			%	$
New investors in this offering
Total		100%			100%		$

Assuming no shares are sold to existing shareholders in this offering, sales of shares of our common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing shareholders to                     , or approximately                     % of the total shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to                     , or approximately                     % of the total shares of our common stock outstanding after this offering.

If the underwriters exercise their purchase option in full, the percentage of shares of our common stock held by existing shareholders will decrease to approximately                     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to                     , or approximately                     % of the total number of shares of our common stock outstanding after this offering.

The table above excludes 283,500 shares of our common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $10.00 per share and 390,420 shares of common stock reserved in connection with options and restricted stock awards that remain available for issuance under the 2007 Stock Option Plan, our 2012 Long-Term Incentive Plan and the 2012 Restricted Stock Plan. To the extent that any of the foregoing options are exercised, investors participating in the offering will experience further dilution.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2014:

•	on an actual basis;

•	on an as adjusted basis to give effect to the net proceeds from the sale by us of shares of our common stock in this offering (assuming the underwriters do not exercise their purchase option), at an assumed offering price of $ per share (the midpoint of the offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and offering expenses and the issuance of $20 million in aggregate principal amount of our Subordinated Notes on December 29, 2014; and

•	on a pro forma as adjusted basis to give effect to the redemption of our Series C Preferred Stock at an aggregate redemption price of $18.95 million (which price does not include any accrued by unpaid interest that may be required to be paid at the time of redemption).

You should read this information together with the sections entitled “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2014
	Actual	As adjusted		Pro forma, as adjusted
	(Dollars in thousands, except per share data)
Long-term Debt
Subordinated Notes	$—		$20,000		$20,000
Stockholders’ equity:
Preferred Stock, no par value – 10,000,000 shares authorized, Series C, senior non-cumulative perpetual preferred stock, 18,950 issued and outstanding actual and as adjusted; no shares issued and outstanding, pro forma, as adjusted;	$18,950		$18,950		$—
Common Stock, no par value – 100,000,000 shares authorized; 8,633,588 shares issued and outstanding, actual; shares issued and outstanding, as adjusted and pro forma, as adjusted	75,407
Additional paid-in-capital	1,183
Accumulated deficit	(2,826)
Accumulated other comprehensive (loss)	(3,098)

Total stockholders’ equity:	$89,616	$		$
Book value per common share	$8.18	$		$
Tangible book value per common share	7.84

We and our bank both meet the minimum regulatory capital requirements applicable to us under federal banking regulations. The following table sets forth the minimum required regulatory capital and our consolidated capital ratios as of September 30, 2014, on an actual basis, on an as adjusted basis to give effect to the net proceeds to us from this offering, after deducting estimated offering expenses and underwriting discounts, and on a pro forma as adjusted basis to give effect to the redemption of our Series C Preferred Stock at an aggregate redemption price of $18.95 million (which price does not include any accrued but unpaid interest that may be required to be paid at the time of redemption).

	AMOUNT			RATIO			Minimum Requirement
	Actual	As Adjusted	Pro forma, as adjusted	Actual	As Adjusted:	Pro forma, as adjusted
	(Dollars in thousands)
Leverage Capital	$86,800			9.16%			4.00%
Risk-Based Tier 1 Capital	86,800			11.39			4.00
Risk-Based Total Capital	95,207			12.49			8.00

PRICE RANGE OF OUR COMMON STOCK

Prior to this offering, our common stock has not been traded on an established public trading market, and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. Although our shares may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. The most recent private transaction involving a sale of our common stock of which we are aware involved the sale of 5,000 shares on December 31, 2014 at a price of $9.75 per share. As of December 31, 2014, there were approximately 307 holders of record of our common stock.

We anticipate that this offering and the anticipated listing of our common stock on the NASDAQ Global Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See the section of this prospectus titled “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section presents management’s perspective on our financial condition and results of operations. The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this prospectus, including the consolidated financial statements and related notes, and should be read in conjunction with the accompanying tables and our financial statements and related notes. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

Overview

The following discussion and analysis presents our financial condition and results of operations on a consolidated basis. However, because we conduct all of our material business operations through our bank, the discussion and analysis relates to activities primarily conducted at the subsidiary level.

We are a bank holding company within the meaning of the Bank Holding Company Act of 1956, or BHC Act, headquartered in Nashville, Tennessee. Through our wholly owned subsidiary, Avenue Bank, we operate five full-service banking offices located in Davidson and Williamson counties in Tennessee. Four of these offices are retail branches and operate in the Nashville MSA. Additionally, we operate a mobile branch used to pick up non-cash client deposits and deliver them to our main office for processing as a convenience to our clients.

Our principal business is to provide traditional lending and deposit services to reputable, sophisticated, and market-leading clients, particularly through our commercial and private banking departments. As a bank holding company that operates through one segment, we generate most of our revenue from interest on loans and investments, loan-related fees and deposit-related fees. Our primary source of funding for our loans is core deposits, and we strive to provide unparalleled levels of client service through our concierge banking model and the responsiveness of our credit processes. We believe the efficiency with which we conduct business provides a unique and competitive advantage for us in our market. We also provide products and services that compete with large, national competitors, such as treasury management, remote deposit capture, interest rate derivatives, lockbox service, wealth advisory services, and mobile deposit. The expertise and experience of our management and senior bankers in our market allows us the opportunity to have certain specialty areas that include music and entertainment, medical and professional practice and not-for-profit banking. Through these specialty areas, we strive to provide a full product and service delivery to the companies and individuals working in these industries.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, income and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, results of which form the basis for making judgments about the carrying value of certain assets and liabilities that are not readily available from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Accounting policies, as described in detail in the notes to our consolidated financial statements, are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial position. We believe that the critical accounting policies and estimates discussed below require us to make difficult, subjective or complex judgments about matters that are inherently uncertain. Changes in these estimates, which are likely to occur from period to period, or the use of different estimates that we could have reasonably used in the current period, would have a material impact on our financial position, results of operations or liquidity.

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of probable and reasonably estimable credit losses inherent in the loan portfolio. In determining the allowance, we estimate losses on individual impaired loans, or groups of loans which are not impaired, where the probable loss can be identified and reasonably estimated. On a quarterly basis, we assess the risk inherent in our loan portfolio based on qualitative and quantitative trends in the portfolio, including the internal risk classification of loans, historical loss rates, changes in the nature and volume of the loan portfolio, industry or borrower concentrations, delinquency trends, detailed reviews of significant loans with identified weaknesses and the impacts of local, regional and national economic factors on the quality of the loan portfolio. Based on this analysis, we record a provision for loan losses in order to maintain the allowance at appropriate levels. Determining the amount of the allowance is considered a critical accounting estimate, as it requires significant judgment and the use of subjective measurements, including management’s assessment of overall portfolio quality. We maintain the allowance at an amount we believe is sufficient to provide for estimated losses inherent in our loan portfolio at each balance sheet date, and fluctuations in the provision for loan losses may result from management’s assessment of the adequacy of the allowance. Changes in these estimates and assumptions are possible and may have a material impact on our allowance, and therefore, our financial position, liquidity or results of operations.

Investment Securities Impairment

Periodically, we may need to assess whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. In any such instance, we would consider many factors, including the severity and duration of the impairment, our intent and ability to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss in securities gains (losses).

Goodwill

The excess purchase price over the fair value of net assets from acquisitions, or goodwill, is evaluated for impairment at least annually and on an interim basis if an event or circumstance indicates that it is likely an impairment has occurred. Prior to 2012, the evaluation of goodwill impairment was a two-step test. Effective January 1, 2012, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. If we conclude otherwise, then we are required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. In testing for impairment in the past, the fair value of net assets was estimated using a discounted cash flow analysis based on our future projected earnings. In future testing for impairment, the fair value of net assets will be estimated based on an analysis of our market value.

Determining the fair value of goodwill is considered a critical accounting estimate because the allocation of the fair value of goodwill to assets and liabilities requires significant management judgment and the use of subjective measurements. Variability in the market and changes in assumptions or subjective measurements used to allocate fair value are reasonably possible and may have a material impact on our financial position, liquidity or results of operations.

Results of Operations

Net Income

Third quarter 2014 compared to third quarter 2013

Net income available to common stockholders for the three months ended September 30, 2014 was $2.4 million compared to $1.0 million for the same period in 2013. Pre-tax income was $3.5 million for the three months ended September 30, 2014 and increased $1.8 million, or 108%, compared to $1.7 million for the three months ended September 30, 2013. The increase can be attributed primarily to $0.9 million in gains on loan sales recognized during the three months ended September 30, 2014 and the increase in net interest income due to balance sheet growth. Non-interest income increased $0.6 million, or 48.1%, from $1.3 million in 2013 to $1.9 million in 2014 primarily due to the $0.9 million generated by the sale of $22.1 million of mortgage loans and the sale of the guaranteed portion of an SBA loan. Net interest income increased $1.6 million, or 26.3%, to $7.5 million for the third quarter of 2014 compared to $5.9 million for the third quarter of 2013 and was driven by significant balance sheet growth. Provision for loan losses was $(0.2) million for the third quarter of 2014 compared to $0.2 million for the same period in 2013. The release of provision was due, in part, to the sale of $22.9 million portfolio mortgage loans and other principal reductions from early loan payoffs that occurred during the three months ended September 30, 2014. Non-interest expense increased by $0.8 million, or 14.9%, to $6.1 million for the third quarter of 2014 from $5.3 million in the third quarter 2013 as we invested in staff and space to expand our business verticals and as volume related expenses rose with growth in the balance sheet. The effective tax rate for the three months ended September 30, 2014 was 31.7% compared to 37.6% for the same period in 2013.

Basic and diluted net income per common share were $0.28 and $0.28, respectively, for the three months ended September 30, 2014, compared to $0.12 and $0.12, respectively, for the three months ended September 30, 2013. Return on average assets was 0.99% in the third quarter of 2014, compared to 0.49% in the same period in 2013, and return on average common stockholders’ equity was 13.44% in the third quarter of 2014, compared to 6.36% in the same period in 2013.

Nine months ended September 30, 2014 compared to nine months ended September 30, 2013

Net income available to common stockholders for the nine months ended September 30, 2014 was $4.2 million compared to $3.2 million for the same period in 2013. Pre-tax income was $6.3 million for the nine months ended September 30, 2014 and increased $1.1 million, or 22.1%, compared to $5.1 million for the nine months ended September 30, 2013. Net interest income increased $4.7 million, or 27.3%, to $21.7 million for the first nine months of 2014 compared to $17.0 million for the first nine months of 2013 and was driven by significant balance sheet growth. Provision for loan losses was $1.2 million for the first nine months of 2014 compared to $1.0 million for the same period in 2013 and was driven by strong loan growth. Lower mortgage banking fees, net of commissions, directly impacted non-interest income during the first nine months of 2014 due to the decision to retain a higher percentage of new mortgage originations in our loan portfolio. As a result, non-interest income of $3.6 million in the first nine months of 2014 decreased 13.1% compared to the same period in 2013. However, in the third quarter of 2014 we sold two mortgage loan pools totaling $22.1 million and the guaranteed portion of an SBA loan resulting in a $0.9 million gain on sale in the aggregate. Net gains on the sale of investment securities declined by $0.5 million to $12,000 for the nine months ended September 30, 2014 from $0.5 million for the same period of 2013 as changes in longer-term rates drove values lower in 2014. Noninterest expense increased by $2.7 million, or 18.2%, to $17.8 million for the first nine months of 2014 from $15.1 million in the first nine months of 2013 as we invested in staff and space to expand our business verticals and as volume related expenses rose with growth in the balance sheet. The effective tax rate for the nine months ended September 30, 2014 was 31.3% compared to 34.4% for the same period in 2013. 2013 tax expense included a one-time tax penalty for the early surrender of a bank-owned life insurance policy early that year.

Basic and diluted net income per common share were $0.49 and $0.49, respectively, for the nine months ended September 30, 2014, compared to $0.38 and $0.38, respectively, for the nine months ended September 30, 2013. Return on average assets was 0.60% for the first nine months of 2014, compared to 0.56% for the first nine months of 2013, and return on average common stockholders’ equity was 8.27% for the first nine months of 2014, compared to 6.59% for the first nine months of 2013.

The following table presents a summary of our statements of income, including the percentage change in each category, for the nine months ended September 30, 2014 compared to 2013.

	Nine Months Ended September 30,		Change from the Prior Year
	2014	2013
	(Dollars in thousands)
Interest and dividend income	$24,526	$19,679	24.6%
Interest expense	2,831	2,637	7.4

Net interest income	21,695	17,042	27.3
Provision for loan losses	1,187	961	23.5

Net interest income after provision for loan losses	20,508	16,081	27.5
Noninterest income	3,606	4,150	(13.1)
Noninterest expense	17,829	15,083	18.2

Net income before income taxes	6,285	5,148	22.1
Income tax expense	1,965	1,773	10.8

Net income	4,320	3,375	28.0
Dividends on preferred stock	(142)	(142)	-

Net income available to common stockholders	$4,178	$3,233	29.2%

Year ended December 31, 2013 compared to year ended December 31, 2012

Net income was $4.0 million and net income available to common stockholders was $3.8 million for the year ended December 31, 2013, compared to $2.7 million and $2.4 million, respectively, for the year ended December 31, 2012. Pre-tax income was $6.4 million for the year ended December 31, 2013 and increased $2.7 million, or 70.6%, compared to $3.8 million for the year ended December 31, 2012. This increase in pre-tax income is primarily attributable to an increase in net interest income, which increased $5.5 million, or 30.6%, to $23.5 million in 2013 from $18.0 million in 2012, driven by strong loan growth and lower funding costs. Provision for loan losses totaled $1.6 million for 2013 and was equal to 2012. New provision expense related to higher net loan growth was offset by a lower level of net charge-offs for 2013 compared to 2012. Non-interest income decreased $0.7 million, or 12.7%, to $5.1 million in 2013 from $5.8 million in 2012 and was impacted by lower gains from the sale of investment securities and mortgage loans, primarily due to the change in long term rates in mid-2013. Non-interest expense increased by $2.1 million, or 11.6%, to $20.6 million in 2013 from $18.4 million in 2012 as we invested in staff and space to expand our business verticals and market penetration.

Basic and diluted net income per common share were $0.45 and $0.45, respectively, for the year ended December 31, 2013, compared to $0.28 and $0.28, respectively, for the year ended December 31, 2012. Return on average assets was 0.47% in 2013, compared to 0.36% in 2012, and return on average stockholders’ common equity was 5.78% in 2013, compared to 3.66% in 2012.

Year ended December 31, 2012 compared to year ended December 31, 2011

Net income and net income available to common stockholders for the year ended December 31, 2012 was $2.7 million and $2.4 million, respectively, compared to net income and net income available to common stockholders of $13.9 million and $13.3 million for the year ended December 31, 2011. The decrease in net income for the year ended December 31, 2012 compared to 2011 was due to a significant one-time gain in fiscal year 2011 as a result of a release of the deferred tax valuation allowance resulting from income tax loss accruals in prior fiscal years. Excluding the one-time gain, our pre-tax income was $3.8 million for the year ended December 31, 2012 and increased $1.3 million, or 55.3%, compared to $2.4 million for the year ended December 31, 2011. This increase in pre-tax income is primarily attributable to an increase in non-interest income of $2.8 million, or 94.1%, to $5.8 million in 2012 from $3.0 million in 2011, and driven by increases in mortgage banking revenue and gains on sales of securities. Net interest income increased $1.5 million, or 9.4%, to $18 million in 2012 compared to $16.5 million in 2011. Non-interest expense increased by $2.5 million, or 15.7%, to $18.4 million in 2012 from $15.9 million in 2011. Tax expense, which increased $12.5 million to $1.0 million in 2012 from a benefit of $11.5 million in 2011, was a result of the release of the deferred tax valuation allowance in 2011.

Basic and diluted net income per common share were $0.28 and $0.28, respectively, for the year ended December 31, 2012, compared to $1.57 and $1.57, respectively, for the year ended December 31, 2011. Return on average assets was 0.36% in 2012, compared to 2.27% in 2011 and 0.31% adjusted for the 2011 one-time tax benefit, and return on average common stockholders’ equity was 3.66% in 2012, compared to 26.89% in 2011 and 3.62% adjusted for the 2011 one-time tax benefit. The following table presents certain ratios of our results of operations for the years ended December 31, 2013, 2012 and 2011.

	For the years ended December 31,
	2013	2012	2011	2011 Adjusted (1)
Return on average assets	0.47%	0.36%	2.27%	0.31%
Return on average common stockholders’ equity	5.78	3.66	26.89	3.62
Average stockholders’ equity to average total assets	10.58	12.56	10.41	10.41

(1)	2011 results adjusted to exclude one-time tax gain.

The following tables present a summary of our statements of income, including the percentage change in each category, for the year ended December 31, 2013 compared to 2012, and for the year ended December 31, 2012 compared to 2011, respectively.

	Year Ended December 31,		Change from the Prior Year
	2013	2012
	(Dollars in thousands)
Interest income	$27,060	$22,888	18.2%
Interest expense	3,560	4,887	(27.2)

Net interest income	23,500	18,001	30.5
Provision for loan losses	1,593	1,623	(1.8)

Net interest income after provision for loan losses	21,907	16,378	33.8
Non-interest income	5,055	5,793	(12.7)
Non-interest expense	20,559	18,416	11.6

Net income before taxes	6,403	3,755	70.5
Income taxes	2,421	1,023	136.7

Net income	3,982	2,732	45.8
Dividends on preferred stock	(190)	(358)	(46.9)

Net income available to common shareholders	$3,792	$2,374	59.7%

	Year Ended December 31,		Change from the Prior Year
	2012	2011
	(Dollars in thousands)
Interest income	$22,888	$21,927	4.4%
Interest expense	4,887	5,475	(10.7)

Net interest income	18,001	16,452	9.4
Provision for loan losses	1,623	1,102	47.3

Net interest income after provision for loan losses	16,378	15,350	6.7
Non-interest income	5,793	2,984	94.1
Non-interest expense	18,416	15,918	15.7

Net income before taxes	3,755	2,416	55.4
Income Taxes	1,023	(11,482)	(108.9)

Net income	2,732	13,898	(80.3)
Dividends and amortization on preferred stock	(358)	(630)	(43.2)

Net income available to common shareholders	$2,374	$13,268	(82.1)%

Net Interest Income

Net interest income is the difference between the income we earn on our interest-earning assets and the cost to us of our interest-bearing liabilities. Our net interest income depends upon the volume of our interest-earning assets and our interest-bearing liabilities and the interest rates we earn or pay on them. Our management’s ability to respond to changes in interest rates by effective asset-liability management techniques is critical to maintaining the stability of the net interest margin and the momentum of our primary source of earnings.

Nine months ended September 30, 2014 compared to nine months ended September 30, 2013

Net interest income increased $4.7 million, or 27.3%, to $21.7 million for the nine months ended September 30, 2014 from $17.0 million for the nine months ended September 30, 2013. This was due to an increase in total interest income of $4.8 million, or 24.6%, and an increase in total interest expense of $0.2 million, or a 7.4% increase. The increase in total interest income was primarily attributable to a 22.3% increase in average earning assets from September 30, 2013 to September 30, 2014. The increase in total interest expense was due to an increase in interest bearing deposit volume.

Year ended December 31, 2013 compared to year ended December 31, 2012

Net interest income increased $5.5 million, or 30.6%, to $23.5 million for the year ended December 31, 2013 from $18.0 million for the year ended December 31, 2012. This was due to an increase in total interest income of $4.2 million, or 18.2%, and a decrease in total interest expense of $1.3 million, or a 27.2% reduction. The increase in total interest income was primarily attributable to a 21.6% increase in average loans outstanding from 2012 to 2013. The decrease in total interest expense was due to a reduction in deposit interest rates and realization of the benefit of lower borrowing costs.

Year ended December 31, 2012 compared to year ended December 31, 2011

Net interest income increased $1.5 million, or 9.4%, to $18.0 million for the year ended December 31, 2012 from $16.5 million for the year ended December 31, 2011. This was due to an increase in total interest income of $0.9 million, or 4.4%, and a decrease in total interest expense of $0.6 million, or a 10.7% decline. The increase in total interest income was primarily attributable to an 8.5% increase in average loans outstanding from 2011 to 2012. The decrease in total interest expense was the result of the restructuring of long-term borrowings, which ultimately lowered our funding costs but generated $0.3 million in pre-payment penalties.

Net Interest Margin Analysis

The net interest margin is impacted by the average volumes of interest-sensitive assets and interest-sensitive liabilities and by the difference between the yield on interest-sensitive assets and the cost of interest-sensitive liabilities, referred to as the “spread.” Loan fees collected at origination represent an additional adjustment to the yield on loans. Our spread can be affected by economic conditions, the competitive environment, loan demand, and deposit flows. The net yield on earning assets is an indicator of the effectiveness of our ability to manage the net interest margin by managing the overall yield on assets and cost of funding those assets.

The following tables show, for the nine months ended September 30, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011, the average balances of each principal category of our assets, liabilities and stockholders’ equity, and an analysis of net interest income, and the change in interest income and interest expense segregated into amounts attributable to changes in volume and changes in rates. This table is presented on a fully taxable equivalent basis, if applicable. The adjustment to convert certain income to a fully taxable equivalent basis consists of dividing tax exempt income by one minus the statutory federal income tax rate of 34.0%.

	Average Balance Sheets and Net Interest Analysis On a Fully Taxable-Equivalent Basis (In thousands, except Average Yields and Rates) Nine Months Ended September 30,
	2014			2013
	Average Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Balance	Interest Earned/ Paid	Average Yield/ Rate
Assets:
Interest earning assets:
Interest-bearing deposits in banks	$504	$4	1.14%	$2,675	$29	1.46%
Investments (1) (3)	238,115	4,056	2.28	231,098	3,992	2.31
Federal funds sold	559	1	0.24	545	1	0.26
Total loans (2)	641,093	20,826	4.34	485,345	16,073	4.43

Total interest earning assets	880,271	24,887	3.78	719,663	20,095	3.73
Allowance for loan losses	(8,152)			(7,019)
Non-interest earning assets	58,506			64,105

Total assets	$930,625			$776,749

Interest bearing liabilities:
Interest bearing deposits:
Checking	49,307	154	0.42%	27,868	91	0.44%
Savings	8,564	9	0.14	5,949	7	0.15
Money market	393,046	1,348	0.46	354,173	1,388	0.52
Time deposits	143,582	814	0.76	128,930	775	0.80
Federal funds purchased	8,335	41	0.66	1,204	8	0.91
Other borrowings	72,609	463	0.85	55,130	366	0.89

Total interest bearing liabilities	675,443	2,829	0.56	573,254	2,635	0.61
Non-interest bearing checking	161,696			112,101
Other liabilities	7,004			6,849
Stockholders’ equity	86,482			84,545

Total liabilities and shareholders’ equity	$930,625			$776,749

Net interest spread			3.22%			3.12%
Net interest margin			3.35			3.24

(1)	Interest income and yields are presented on a fully taxable equivalent basis using a tax rate of 34%.

(2)	Non-accrual loans are included in average loan balances in all periods. Loan fees of $476,000 and $281,000 are included in interest income in 2014, and 2013, respectively.
(3)	Unrealized gains/(losses) of $(3,502,000) and $(190,000) are excluded from the yield calculation in 2014 and 2013, respectively.

	Average Balance Sheets and Net Interest Analysis On a Fully Taxable-Equivalent Basis For the Year Ended December 31, (In thousands, except Average Yields and Rates)
	2013			2012			2011
	Average Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Balance	Interest Earned/ Paid	Average Yield/ Rate
Assets:
Interest earning assets:
Interest-bearing deposits in banks	$2,586	37	1.43%	$3,991	60	1.50%	$4,153	68	1.64%
Investments (1) (3)	241,615	5,554	2.30	196,211	4,628	2.36	161,745	4,468	2.76
Federal funds sold	635	2	0.31	926	2	0.22	1,423	4	0.28
Total loans (2)	497,216	21,996	4.42	408,760	18,638	4.56	376,924	17,688	4.69

Total interest earning assets	742,052	27,589	3.72%	609,888	23,328	3.82%	544,245	22,228	4.08%

Allowance for loan losses	(6,986)			(6,512)			(5,846)
Non-interest earning assets	63,846			63,038			44,910

Total assets	$798,912			$666,414			$583,309

Interest bearing liabilities:
Interest bearing deposits:
Checking	$31,751	143	0.45%	$25,691	112	0.44%	$17,783	108	0.61%
Savings	6,356	9	0.14	4,194	8	0.19	2,446	5	0.20
Money market	368,152	1,917	0.52	287,256	1,829	0.64	218,096	1,701	0.78
Time deposits	126,428	982	0.78	126,661	1,653	1.31	168,669	2,482	1.47
Federal funds purchased	1,469	12	0.82	968	10	1.03	456	5	1.10
Other borrowings	56,896	497	0.87	50,601	1,275	2.52	55,562	1,173	2.11

Total interest bearing liabilities	591,052	3,560	0.60%	495,371	4,887	0.99%	463,012	5,474	1.18%

Non-interest bearing checking	116,509			79,576			52,484
Other liabilities	6,850			7,780			7,118
Stockholders’ equity	84,501			83,687			60,695

Total liabilities and stockholders’ equity	798,912			666,414			583,309

Net interest spread			3.12%			2.84%			2.90%
Net interest margin			3.24			3.02			3.08

(1)	Interest income and yields are presented on a fully taxable equivalent basis using a tax rate of 34%.
(2)	Non-accrual loans are included in average loan balances in all periods. Loan fees of $395,000, $571,000 and $998,000 are included in interest income in 2013, 2012 and 2011, respectively
(3)	Unrealized gains/(losses) of $(1,095,000), $3,037,000 and $(695,000) are excluded from the yield calculation in 2013, 2012 and 2011, respectively.

The following table reflects changes in our net interest margin as a result of changes in the volume and rates of our interest bearing assets and liabilities for the nine-month period ended September 30, 2014 compared to the nine-month period ended September 30, 2013, the year ended December 31, 2013 compared to the year ended December 31, 2012, and the year ended December 31, 2012 compared to the year ended December 31, 2011.

	For the Nine Months Ended September 30,			For the Year Ended December 31,			For the Year Ended December 31,
	2014 Compared to 2013 Increase (Decrease) in Interest Income and Expense Due to Changes in:			2013 Compared to 2012 Increase (Decrease) in Interest Income and Expense Due to Changes in:			2012 Compared to 2011 Increase (Decrease) in Interest Income and Expense Due to Changes in:
	Volume	Rate	Net	Volume	Rate	Net	Volume	Rate	Net
Assets:
Interest earning assets:
Interest bearing deposits in banks	$(24)	$(1)	$(25)	$(21)	$(2)	$(23)	$(3)	$(5)	$(8)
Investments	121	(57)	64	1,071	(145)	926	952	(792)	160
Federal funds sold	-	-	-	(1)	1	-	(1)	(1)	(2)
Total loans	5,158	(405)	4,753	4,033	(675)	3,358	1,494	(544)	950

Total interest-earning assets	$5,255	$(463)	$4,792	$5,082	$(821)	$4,261	$2,442	$(1,342)	$1,100

Interest bearing liabilities:
Interest bearing demand deposits	$70	$(7)	$63	$26	$5	$31	$48	$(44)	$4
Savings	3	(1)	2	4	(3)	1	4	(1)	3
Money market	152	(192)	(40)	515	(427)	88	539	(411)	128
Time deposits	88	(49)	39	(3)	(668)	(671)	(618)	(211)	(829)
Federal funds purchased	48	(15)	33	5	(3)	2	6	(1)	5
Other borrowed funds	116	(19)	97	159	(937)	(778)	(105)	207	102

Total interest bearing liabilities	477	(283)	194	706	(2,033)	(1,327)	(126)	(461)	(587)

Increase in net interest income	$4,778	$(180)	$4,598	$4,376	$1,212	$5,588	$2,568	$(881)	$1,687

In the table above, changes in net interest income are attributable to (i) changes in average balances (volume variance), (ii) changes in rates (rate variance), or (iii) changes in rate and average balances (rate/volume variance). The volume variance is calculated as the change in average balances times the old rate. The rate variance is calculated as the change in rates times the old average balance. The rate/volume variance is calculated as the change in rates times the change in average balances. The rate/volume variance is allocated on a pro rata basis between the volume variance and the rate variance in the table above.

The two primary factors that make up the spread are the interest rates received on loans and investments and the interest rates paid on deposits. We have been disciplined in lowering interest rates on deposits as the market allowed and thereby managing our cost of funds. Also, we have not competed for new loans on interest rate alone, but rather we have relied significantly on effective marketing to and relationships with business customers.

Nine months ended September 30, 2014 compared to nine months ended September 30, 2013

Our net interest spread and net interest margin were 3.22% and 3.35%, respectively, for the nine months ended September 30, 2014, compared to 3.12% and 3.24%, respectively, for the nine months ended September 30, 2013. Our average interest earning assets for the nine months ended September 30, 2014 increased $160.6 million, or 22.3%, to $880.3 million from $719.7 million for the nine months ended September 30, 2013. This increase in our average interest earning assets was due to continued core deposit growth used for increased loan demand and investments in securities. Our average interest bearing liabilities increased $102.2 million, or 17.8%, to $675.4 million for the nine months ended September 30, 2014 from $573.3 million for the nine months ended September 30, 2013. This increase in our average interest bearing liabilities was primarily due to an increase in interest bearing checking and money market deposits. The ratio of our average interest earning assets to average interest bearing liabilities was 130.3% and 125.5% for the nine months ended September 30, 2014 and 2013, respectively.

Our average interest earning assets produced a taxable equivalent yield of 3.78% for the nine months ended September 30, 2014, compared to 3.73% for the nine months ended September 30, 2013. This slight increase was due to an increase of new loans generated. The average rate paid on interest bearing liabilities was 0.56% for the nine months ended September 30, 2014, compared to 0.61% for the nine months ended September 30, 2013. This improvement was due to the maturity of higher cost CDs and reductions in non-maturity deposit rates.

Year ended December 31, 2013 compared to year ended December 31, 2012

Our net interest spread and net interest margin were 3.12% and 3.24%, respectively, for the year ended December 31, 2013, compared to 2.84% and 3.02%, respectively, for the year ended December 31, 2012. Our average interest earning assets for the year ended December 31, 2013 increased $132.2 million, or 21.7%, to $742.1 million from $609.9 million for the year ended December 31, 2012. This increase in our average interest earning assets was due to continued core deposit growth used for increased loan demand and investments in securities. Our average interest bearing liabilities increased $95.7 million, or 19.3%, to $591.1 million for the year ended December 31, 2013 from $495.4 million for the year ended December 31, 2012. This increase in our average interest bearing liabilities was primarily due to an increase in interest bearing checking and money market deposits. The ratio of our average interest earning assets to average interest bearing liabilities was 125.5% and 123.1% for the years ended December 31, 2013 and 2012, respectively.

Our average interest earning assets produced a taxable equivalent yield of 3.72% for the year ended December 31, 2013, compared to 3.82% for the year ended December 31, 2012. This decline was due to amortization and payoffs of higher yielding securities and loans compared to lower rates on new securities and loans generated as interest rates continued to decline during 2013. The average rate paid on interest bearing liabilities was 0.60% for the year ended December 31, 2013, compared to 0.99% for the year ended December 31, 2012. This improvement was due to the maturity of higher cost CDs, reductions in non-maturity deposit rates and benefits from restructured long-term borrowings made in 2012.

Year ended December 31, 2012 compared to year ended December 31, 2011

Our net interest spread and net interest margin were 2.84% and 3.02%, respectively, for the year ended December 31, 2012, compared to 2.90% and 3.08%, respectively, for the year ended December 31, 2011. Our average interest earning assets for the year ended December 31, 2012 increased $65.6 million, or 12.1%, to $609.9 million from $544.2 million for the year ended December 31, 2011. This increase in our average interest earning assets was due to increased loan production and increases in investment securities. Our average interest bearing liabilities increased $32.4 million, or 7.0%, to $495.4 million for the year ended December 31, 2012 from $463.0 million for the year ended December 31, 2011. This increase in our average interest bearing liabilities was primarily due to an increase in interest bearing checking and money market deposits. The ratio of our average interest earning assets to average interest bearing liabilities was 123.1% and 117.5% for the years ended December 31, 2012 and 2011, respectively.

Our average interest earning assets produced a taxable equivalent yield of 3.82% for the year ended December 31, 2012, compared to 4.08% for the year ended December 31, 2011. This decline was due to amortization and payoffs of higher yielding securities and loans compared to lower rates on new securities and loans generated during 2012. The average rate paid on interest bearing liabilities was 0.99% for the year ended December 31, 2012, compared to 1.18% for the year ended December 31, 2011 and, while lower due to reduction in deposit rates, was negatively impacted as we restructured long-term borrowings and incurred pre-payment penalties.

Provision for Loan Losses

The provision for loan losses represents the amount determined by management to be necessary to maintain the allowance for loan losses at a level capable of absorbing inherent losses in the loan portfolio. Our management and board of directors review the adequacy of the allowance for loan losses on a quarterly basis. The allowance for loan losses calculation is segregated by call report code and then further segregated into various segments that include classified loans, loans with specific allocations and pass rated loans. A pass rated loan is generally characterized by a very low to average risk of default and in which management perceives there is a minimal risk of loss. Loans are rated using a ten-point risk grade scale by loan officers that are subject to validation by a third party loan review or our bank’s internal credit committee. Risk ratings are categorized as pass, special mention, substandard, impaired and doubtful impaired, with some general allocation of reserves based on these grades. At September 30, 2014, total loans rated special mention and substandard were $3.7 million, or 0.57% of total loans, compared to $6.4 million, or 1.2% of total loans, at September 30, 2013. At December 31, 2013, total loans rated special mention and substandard were $2.0 million, or 0.35% of total loans, compared to $2.4 million, or 0.52% of total loans, at December 31, 2012. Impaired loans are reviewed specifically and separately under FASB ASC 310-30-35, Subsequent Measurement of Impaired Loans, to determine the appropriate reserve allocation. Our management compares the investment in an impaired loan with the present value of expected future cash flow discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral, if the loan is collateral-dependent, to determine the specific reserve allowance. Reserve percentages assigned to non-impaired loans are based on historical charge-off experience adjusted for other risk factors. To evaluate the overall adequacy of the allowance to absorb losses inherent in our loan portfolio, our management considers historical loss experience based on volume and types of loans, trends in classifications, volume and trends in delinquencies and non-accruals, economic conditions and other pertinent information. Based on future evaluations, additional provisions for loan losses may be necessary to maintain the allowance for loan losses at an appropriate level.

Nine months ended September 30, 2014 compared to nine months ended September 30, 2013

The provision expense for loan losses was $1.2 million for the nine months ended September 30, 2014, an increase of $0.2 million from $1.0 million for the nine months ended September 30, 2013. This increase is primarily due to the increase in loans of $138.6 million, or 26.9%, from September 30, 2013 to September 30, 2014 and a lower level of net charge-offs. For the nine months ended September 30, 2014, net recoveries were $16,000 compared to net charge-offs of $0.9 million for the nine months ended September 30, 2013. The ratio of net charged-off loans to average loans was 0.00% for the nine months ended September 30, 2014 compared to 0.25% for the nine months ended September 30, 2013. Nonaccruing loans increased to $0.9 million, or 0.14% of total loans, at September 30, 2014 from $0.6 million, or 0.10% of total loans, at December 31, 2013, with the addition of one new loan to non-performing status.

Year ended December 31, 2013 compared to year ended December 31,2012

The provision expense for loan losses was $1.6 million for the year ended December 31, 2013, a decrease of $30,000 from $1.6 million in 2012. This decrease in provision for loan losses is primarily attributable to decreased net charge-offs for 2013 compared to 2012, as total loans grew by $117 million in 2013 compared to $60 million of growth in 2012. A majority of the provision in 2013 pertained to loan growth whereas nearly half the provision in 2012 pertained to loan growth, and the remaining pertained to increased reserves for specific credits. Our management maintains a proactive approach in managing nonaccruing loans, which decreased to $0.6 million, or 0.10% of total loans, at December 31, 2013 from $1.9 million, or 0.41% of total loans, at December 31, 2012. During 2013, we had net charged-off loans totaling $1.1 million, compared to net charged-off loans of $1.5 million for 2012. The ratio of net charged-off loans to average loans was 0.22% for 2013 compared to 0.36% for 2012 due to an increase in total loans for 2013 and an increase in charge-offs primarily in construction and land development loans in 2012. The allowance for loan losses totaled $7.2 million, or 1.26% of total loans, at December 31, 2013, compared to $6.7 million, or 1.47% of total loans, at December 31, 2012.

Year ended December 31, 2012 compared to December 31, 2011

The provision expense for loan losses was $1.6 million for the year ended December 31, 2012, an increase of $0.5 million from $1.1 million in 2011 as the loan portfolio grew by $60 million in 2012 compared to $68 million of growth in 2011. Almost half of the provision in 2012 pertained to loan growth and the remaining portion pertained to specific credits. In 2011 a majority of the reserves pertained to loan growth. Also, non-accruing loans decreased to $1.9 million, or 0.41% of total loans, at December 31, 2012 from $2.6 million, or 0.66% of total loans, at December 31, 2011. During 2012, we had net charged-off loans totaling $1.5 million, compared to net charged-off loans of $0.2 million for 2011. The ratio of net charged-off loans to average loans was 0.36% for 2012 compared to 0.05% for 2011 due primarily to lower levels of charge-offs in 2011 and a material recovery in construction land and development loans in 2011. The allowance for loan losses totaled $6.7 million, or 1.47% of loans, at December 31, 2012, compared to $6.6 million, or 1.65% of total loans, net of unearned income, at December 31, 2011.

Non-interest Income

Non-interest income is an important component of our revenue and is comprised of fees generated from loan and deposit relationships, debit card and ATM fees, gain on sale of loans, gain on sale of investment securities, and mortgage banking fees. Although we expect sales of investment securities to occur regularly as part of our banking operations, gains or losses experienced on these sales are less predictable than many of the other components of our non-interest income because the amount of realized gains or losses are impacted by a number of factors, including the nature of the security sold, the interest rate environment and other market conditions.

The following tables present a summary of non-interest income, including the percentage change in each category, for the nine months ended September 30, 2014 and 2013 and for the year ended December 31, 2013 compared to 2012, and for the year ended December 31, 2012 compared to 2011, respectively.

	Nine Months Ended September 30,
	2014	2013	Change from the Prior Year
	(unaudited)
	(Dollars in thousands)
Noninterest income:
Customer service fees	$1,814	$1,403	29.3%
Mortgage banking fees, net of commissions	566	1,699	(66.7)
Increase in cash surrender value of life insurance	362	439	(17.5)
Net gain on sale of loans	852	87	879.3
Net gain on sale of investment securities	12	522	(97.7)

Total noninterest income	$3,606	$4,150	(13.1)%

	Year Ended December 31,			Year Ended December 31,
	2013	2012	Change from the Prior Year	2012	2011	Change from the Prior Year
	(audited)			(audited)
	(Dollars in thousands)			(Dollars in thousands)
Noninterest income:
Customer service fees	$1,920	$1,720	11.6%	$1,720	$1,249	37.7%
Mortgage banking fees, net of commissions	1,939	2,487	(22.0)	2,487	964	158.0
Increase in cash surrender value of life insurance	565	506	11.7	506	538	(5.9)
Net gain on sale of loans	109	-	100.0	-	-	-
Net gain on sale of investment securities	522	1,079	(51.6)	1,079	233	363.1

Total noninterest income	$5,055	$5,792	(12.7)%	$5,792	$2,984	94.1%

Nine months ended September 30, 2014 compared to nine months ended September 30, 2013

Non-interest income decreased $0.5 million, or 13.1%, to $3.6 million for the nine months ended September 30, 2014 from $4.1 million for the nine months ended September 30, 2013 primarily as a result of a decrease in mortgage banking fees and investment sale gains. Customer service fees increased $0.4 million, or 29.3%, to $1.8 million for the nine months ended September 30, 2014 compared to the same period in 2013 due to increases in the number of loan and deposit accounts. Mortgage banking fees, net of commissions, decreased $1.1 million, or 66.7%, to $0.6 million for the nine months ended September 30, 2014 compared for the nine months ended September 30, 2013. Higher mortgage rates and a general slow-down in refinance activity during the nine months ended September 30, 2014 compared to the same period in 2013 lead to lower mortgage banking revenue. Net gains on the sale of available-for-sale securities during the nine months ended September 30, 2014 totaled $12,000, compared to $0.5 million during the same period in 2013. Net gain on sale of loans during the nine months ended September 30, 2014 totaled $0.9 million compared to $0.1 million during the same period in 2013, or 879.3% increase. The Company sold two mortgage loan pools in the third quarter of 2014, totaling $22.1 million and the guaranteed portion of an SBA loan.

Year ended December 31, 2013 compared to December 31, 2012

Non-interest income decreased $0.7 million, or 12.7%, to $5.1 million in 2013 from $5.8 million in 2012 primarily as a result of a decrease in mortgage banking fees. Customer service fees increased $0.2 million, or 11.6%, to $1.9 million in 2013 compared to 2012 due to increases in the number of loan and deposit accounts. Increases in the cash surrender value of bank-owned life insurance contracts were $59,000, or 11.7%, to $0.6 million in 2013 compared to 2012, which is the result of a policy replacement. Mortgage banking fees, net of commissions, decreased $0.5 million, or 22.0%, to $1.9 million in 2013 compared to 2012. Higher mortgage rates and a general slow-down in refinance activity during 2013 compared to 2012 lead to lower mortgage banking revenue. Gains on the sale of available-for-sale securities during 2013 totaled $0.5 million, compared to $1.1 million during 2012.

Year ended December 31, 2012 compared to year ended December 31, 2011

Non-interest income increased $2.8 million, or 94.1%, to $5.8 million in 2012 from $3.0 million in 2011. Increases in mortgage banking fees, net of commissions, to $2.5 million in 2012, compared to $1.0 million in 2011, was a major component of the increase in non-interest income from 2011 to 2012. Customer service fees increased $0.5 million, or 37.7%, to $1.7 million in 2012 compared to 2011. Gains on the sale of available-for-sale securities during 2012 totaled $1.1 million, compared to $0.2 million during 2011.

Non-interest Expenses

Non-interest expenses, in absolute terms, have increased significantly over the past few years as we have expanded our presence and invested in our infrastructure to support our balance sheet growth. Non-interest expenses include primarily salaries and employee benefits, occupancy expense, equipment and data processing, advertising and promotion, OREO and professional fees, among other expenses. The following tables present a summary of non-interest expenses, including the percentage change in each category, for the nine months ended September 30, 2014 and 2013 and the year ended December 31, 2013 compared to 2012, and for the year ended December 31, 2012 compared to 2011, respectively.

	Nine Months Ended September 30,
	2014	2013	Change from the Prior Year
	(unaudited)
	(Dollars in thousands)
Noninterest expense:
Salaries and employee benefits	$10,399	$8,650	20.2%
Equipment and occupancy	2,584	2,449	5.5
Other real estate expense	(19)	87	(121.8)
Data processing	1,039	819	26.9
Advertising, promotion & public relations	445	455	(2.2)
Legal and accounting	655	545	20.2
FDIC insurance and other regulatory assessments	554	453	22.3
Other expenses	2,172	1,625	33.7

Total non-interest expense	$17,829	$15,083	18.2%

	Year Ended December 31,			Year Ended December 31,
	2013	2012	Change from the Prior Year	2012	2011	Change from the Prior Year
	(audited)			(audited)
	(Dollars in thousands)			(Dollars in thousands)
Non-interest expenses:
Salaries and employee benefits	$11,739	$10,013	17.2%	$10,013	$8,207	22.0%
Equipment and occupancy	3,367	3,088	9.0	3,088	2,957	4.4
Other real estate expense	89	298	(70.1)	298	352	(15.3)
Data processing	1,161	1,048	10.8	1,048	850	23.3
Advertising, promotion & public relations	651	570	14.2	570	556	2.5
Legal and accounting	777	646	20.3	646	630	2.5
FDIC insurance and other regulatory assessments	617	548	12.6	548	785	(30.2)
Other expenses	2,159	2,207	(2.2)	2,207	1,581	39.6

Total non-interest expenses	$20,560	$18,418	11.6%	$18,418	$15,918	15.7%

Nine months ended September 30, 2014 compared to nine months ended September 30, 2013

For the nine months ended September 30, 2014, non-interest expenses totaled $17.8 million, a $2.7 million, or 18.2%, increase from $15.1 million in the prior year period. This increase was primarily due to higher staff expenses of $1.7 million, occupancy, equipment and data processing expenses of $0.4 million and advertising, legal, accounting, regulatory, and other expenses of $0.7 million, which include various items related to our growth and increased volume of business. OREO expense decreased $0.1 million for the nine month period ended September 30, 2014.

Year ended December 31, 2013 compared to December 31, 2012

For the year ended December 31, 2013, non-interest expenses totaled $20.6 million, a $2.1 million, or 11.6%, increase from $18.4 million in the prior year period. This increase was primarily due to higher staff expenses of $1.7 million, occupancy, equipment and data processing expenses of $0.4 million and advertising, legal and accounting, regulatory and other expenses of $0.2 million, which include various items related to our growth and increased volume of business. OREO expense decreased $0.2 million, or 70%, from $0.3 million in 2012. This decrease was the result of fewer write-downs in residential development properties during 2013 compared to 2012.

Year ended December 31, 2012 compared to year ended December 31, 2011

For the year ended December 31, 2012, non-interest expenses totaled $18.4 million, representing a $2.5 million, or 15.7%, increase over $15.9 million in 2011. The year over year increase resulted from higher staff expenses of $1.8 million, occupancy, equipment and data processing expenses of $0.3 million, and an increase in other expenses of $0.6 million.

Management continues to focus efforts on supporting growth primarily by adding to staff, investing in technology, and by enhancing risk controls and compliance requirements. At the same time, management seeks to contain costs whenever prudent. Our success in this regard is evident in the favorable trend in our efficiency ratio, a widely followed metric in the banking industry which measures operating expenses as a percentage of net revenue. Efficiency ratio is computed by dividing total non-interest expense by the sum of net interest income and non-interest income less securities gains. Our efficiency ratio has improved in recent years, from 96% in 2010, to 82.9% in 2011, to 81.1% in 2012, to 73.3% in 2013, and decreased slightly to 73.0% for the nine months ended September 30, 2014, with the reduction in mortgage banking fee income. Please see “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for reconciliation of this financial measure to its most directly comparable GAAP financial measure.

Income Tax Expense

The provision for income taxes includes both federal and state taxes. Fluctuations in effective tax rates reflect the effect of the differences in the inclusion or deductibility of certain income and expenses for income tax purposes. Our future effective income tax rate will fluctuate based on the mix of taxable and tax-free investments we make, periodic increases in surrender value of bank-owned life insurance policies for certain named executive officers and our overall taxable income.

Nine months ended September 30, 2014 compared to nine months ended September 30, 2013

Income tax expense was $2.0 million for the nine months ended September 30, 2014, compared to $1.8 million for nine months ended September 30, 2013. Our effective tax rates for the nine months ended September 30, 2014 and 2013 were 31.3% and 34.4%, respectively. The decrease in the 2014 effective tax rate is due primarily to an increase in state tax credits and the resolution of problem assets.

Year ended December 31, 2013 compared to December 31, 2012

Income tax expense was $2.4 million for the year ended December 31, 2013, compared to $1.0 million for the year ended December 31, 2012. Our effective tax rates for 2013 and 2012 were 38% and 27% respectively. Fiscal year 2013 included a tax penalty on the early surrender of a bank-owned life insurance policy.

Year ended December 31, 2012 compared to December 31, 2011

Our tax expense for the year ended December 31, 2012 was $1.0 million, compared to a tax credit of $11.5 million for the year ended December 31, 2011.

In 2011 we released the valuation allowance on our deferred tax asset which created the large tax credit.

Dividends

Dividends paid to Treasury on our Series C Preferred Stock totaled $0.1 million for the nine months ended September 30, 2014 and equaled one percent per annum as a percentage of the liquidation amount compared to the same amount for the nine months ended September 30, 2013. Dividends paid for the year ended December 31, 2013 were $0.2 million and equaled one percent per annum as a percentage of the liquidation amount compared to $0.4 million for the year ended December 31, 2012. The dividend rate for the second quarter of 2012 was adjusted to reflect noncompliance with required annual certifications due to Treasury within 90 days of fiscal year end. The adjusted amount was based on a maximum dividend rate of five percent for the 80 days of non-compliance. All other dividend payments during 2012 were paid at the one percent dividend rate.

Dividends paid for the year ended December 31, 2012 were $0.4 million compared to $0.6 million paid during the year ended December 31, 2011 and also included a loss of $0.2 million on early redemption of our outstanding shares of our Series A Preferred Stock and all of our outstanding shares of our Series B Preferred Stock, originally issued to Treasury under the Troubled Asset Relief Program Capital Purchase Program, or CPP. Under the CPP, the dividend rate was five percent per annum on the liquidation preference of $1,000 per share.

Financial Condition

Our total assets at September 30, 2014 were $973.4 million, an increase of $83.3 million, or 9.4%, over total assets of $889.6 million at December 31, 2013. Total loans increased $79.8 million, or 13.9%, to $653.2 million at September 30, 2014 compared to $573.4 million at December 31, 2013. Securities available for sale were $211.5 million at September 30, 2014 compared to $257.8 million at December 31, 2013, a decrease of $46.3 million as securities were sold to provide liquidity to fund future loan growth and reduce future interest rate risk. Total deposits increased by $115.1 million or 16.3% between December 31, 2013 and September 30, 2014.

Our total assets at December 31, 2013 were $889.6 million, an increase of $166.9 million, or 23.1%, over total assets of $722.7 million at December 31, 2012. Average assets for the year ended December 31, 2013 were $798.9 million, an increase of $132.5 million, or 19.9%, over average assets of $666.4 million for the year ended December 31, 2012. Loan growth was the primary reason for the increase. Year-end 2013 loans were $573.4 million, up $117.5 million, or 25.8%, over year-end 2012 total loans of $456.0 million.

Our total assets at December 31, 2012 were $722.7 million, an increase of $97.1 million, or 15.5%, over total assets of $625.6 million at December 31, 2011. Average assets for the year ended December 31, 2012 were $666.4 million, an increase of $83.1 million, or 14.2%, over average assets of $583.3 million for the year ended December 31, 2011. Loan growth was the primary reason for the increase. Year-end 2012 loans were $456.0 million, up $60.2 million, or 15.2%, over year-end 2011 total loans of $395.8 million.

Earning assets include loans, securities, and short-term investments. Including bank-owned life insurance contracts and based on our business model, our level of earning assets is higher than the average of our peers because we allocate fewer of our resources to facilities, ATMs, and cash and due-from-bank accounts used for transaction processing. Earning assets at September 30, 2014 were $942.1 million, or 96.8% of total assets of $973.4 million. Earning assets at December 31, 2013 were $855 million, or 96.1% of total assets of $889.6 million. Earning assets at December 31, 2012 were $680.1 million, or 94.1% of total assets of $722.7 million. We believe this ratio is expected to generally continue at these levels, although it may be affected by economic factors beyond our control.

Investment Portfolio

Our securities portfolio is used to make various term investments, maintain a source of liquidity and serve as collateral for certain types of deposits and borrowings. We manage our investment portfolio according to a written investment policy approved by our board of directors. Investment balances in our securities portfolio are subject to change over time based on our funding needs and interest rate risk management objectives. Our liquidity levels take into account anticipated future cash flows and all available sources of credits and are maintained at levels management believes are appropriate to assure future flexibility in meeting our anticipated funding needs.

Our securities portfolio consists primarily of U.S. government agency obligations, mortgage backed securities and municipal securities, although we also hold corporate bonds and other debt securities, all with varying contractual maturities. However, these maturities do not necessarily represent the expected life of the securities as the securities may be called or paid down without penalty prior to their stated maturities, and our targeted duration for our investment portfolios is in the four-to-five year range. No investment in any of these securities exceeds any applicable limitation imposed by law or regulation. The ALCO Committee reviews the investment portfolio on an ongoing basis to ensure that the investments conform to our investment policy.

Our investment portfolio consists mainly of “available-for-sale” securities. As a result, the carrying values of our investment securities are adjusted on a monthly basis for unrealized gain or loss as a valuation allowance, and any gain or loss is reported on an after-tax basis as a component of other comprehensive income in shareholders’ equity. Periodically, we may need to assess whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. In any such instance, we would consider many factors, including the severity and duration of the impairment, our intent and ability to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value, with the write-down recorded as a realized loss in securities gains (losses).

Our available-for-sale securities, carried at their fair market value, decreased to $211.5 million as of September 30, 2014 from $257.8 million at December 31, 2013. The decrease in available-for-sale securities was due to investment sales to fund loan growth and manage future interest rate risk. As of September 30, 2014, investment securities having a carrying value of $24.9 million were pledged to secure borrowings. Our available-for-sale securities, carried at their fair market value, increased to $257.8 million at December 31, 2013 from $194.1 million and $166.9 million at December 31, 2012 and 2011, respectively. The increases in available-for-sale securities were funded primarily from increases in deposits and during times of weaker loan demand.

The following table presents the fair value of securities available for sale and held to maturity by type at September 30, 2014 and December 31, 2013, 2012 and 2011.

	September 30,	December 31,
	2014	2013	2012	2011
	(Dollars in Thousands)
Securities Available for Sale:
U.S. government agencies	$14,154	$14,005	$29,579	$11,497
Mortgage-backed securities	152,777	183,308	110,291	23,968
State and municipal securities	35,735	49,629	42,441	10,706
Corporate bonds	8,834	10,854	11,779	120,789

Total	$211,500	$257,796	$194,090	$166,960

Securities Held to Maturity:
State and municipal securities	$2,851	$2,781	$2,928	$2,931

Total	$2,851	$2,781	$2,928	$2,931

The following tables present the fair value of our securities as of September 30, 2014 and December 31, 2013 by their stated maturities (this maturity schedule excludes security prepayment and call features), as well as the taxable equivalent yields for each maturity range.

	Less Than One Year	One Year through Five Years	Six Years through Ten Years	More Than Ten Years	Total
	(Dollars In thousands)
September 30, 2014
Securities Available for Sale:
U.S. Treasury and government agencies	$-	$5,469	$8,685	$-	$14,154
Mortgage-backed securities	-	-	9,778	142,999	152,777
State and municipal securities	3,552	11,245	15,099	5,839	35,735
Corporate debt	-	6,552	2,282	-	8,834

Total	$3,552	$23,266	$35,844	$148,838	$211,500

Tax-equivalent Yield (1)
U.S. Treasury and government agencies	-	1.17%	1.51%	-	1.38%
Mortgage-backed securities	-	-	2.20	2.00	2.02
State and municipal securities	1.83	2.12	3.21	4.67	2.96
Corporate debt	-	1.71	3.15	-	2.09

Weighted average yield	1.83%	1.78%	2.52%	2.10%	2.14%

Securities Held to Maturity:
State and municipal securities	$-	$-	$-	$2,851	$2,851

Total	$-	$-	$-	$2,851	$2,851

Tax-equivalent Yield (1)
State and municipal securities	-	-	-	5.46%	5.46%

Weighted average yield	-	-	-	5.46%	5.46%

	Less Than One Year	One Year through Five Years	Six Years through Ten Years	More Than Ten Years	Total
	(Dollars In thousands)
At December 31, 2013:
Securities Available for Sale:
U.S. Treasury and government agencies	$-	$5,430	$8,575	$-	$14,005
Mortgage-backed securities	-	-	11,020	172,288	183,308
State and municipal securities	1,309	12,980	19,386	15,954	49,629
Corporate debt	2,000	6,597	2,257	-	10,854

Total	$3,309	$25,007	$41,238	$188,242	$257,796

Tax-equivalent Yield (1)
U.S. Treasury and government agencies	-	1.17%	1.51%	-	1.38%
Mortgage-backed securities	-	-	2.10	2.10%	2.10
State and municipal securities	1.57%	1.93	2.96	5.12	3.35
Corporate debt	2.96	1.71	3.15	-	2.24

Weighted average yield	2.41%	1.71%	2.44%	2.36%	2.31%

Securities Held to Maturity:
State and municipal securities	$-	$-	$-	$2,781	$2,781

Total	$-	$-	$-	$2,781	$2,781

Tax-equivalent Yield (1)
State and municipal securities	-	-	-	5.46%	5.46%

Weighted average yield	-	-	-	5.46%	5.46%

(1)	Yields are presented on a fully taxable equivalent basis using a tax rate of 34%.

At September 30, 2014, we had $3.2 million in federal funds sold, compared with $206 at December 31, 2013. Most of our excess cash balances are held at correspondent banks for credit to our reserve account at the Federal Reserve Bank of Atlanta. At September 30, 2014, there were no holdings of securities of any issuer, other than U.S. government and its agencies, in an amount greater than 10% of our stockholders’ equity.

The objectives of our investment policy are to aid our bank in managing overall interest rate risk and to provide a stable source of earnings, while maintaining sufficient liquidity to meet fluctuations in our loan demand and deposit structure. In doing so, we balance the market and credit risks against the potential investment return, make investments compatible with the pledge requirements of any secured borrowings, maintain compliance with regulatory investment requirements, and assist certain public entities with their financial needs. Our investment policy allows portfolio holdings to include short-term securities purchased to provide us with needed liquidity and longer term securities purchased to generate level income for us over periods of interest rate fluctuations.

Loan Portfolio

The following table details composition of our loan portfolio, by category, at the dates indicated:

	At September 30, 2014	At December 31,
		2013	2012	2011	2010	2009
		(Dollars in thousands)
Residential real estate:
Mortgage	$122,128	$94,238	$73,337	$69,492	$63,495	$51,664
Multi-family	20,960	2,964	1,955	8,443	7,250	5,549
Commercial and industrial	181,688	170,662	130,264	118,659	121,063	91,643
Commercial real estate	268,907	236,030	184,452	140,682	129,082	117,829
Construction and land development	55,174	67,483	62,285	54,564	49,737	59,645
Consumer	4,221	1,879	1,809	1,854	3,553	2,743
Other	992	923	2,516	2,689	2,123	467

Total Loans	$654,070	$574,179	$456,618	$396,383	$376,303	$329,540

Net deferred loan origination costs and fees	(835)	(749)	(638)	(571)	(1,203)	(1,575)
Less: Allowance for loan losses	(8,407)	(7,204)	(6,695)	(6,550)	(5,651)	(5,251)

Net Loans	$644,828	$566,226	$449,285	$389,262	$369,449	$322,714

The following table details the percentage composition of our loan portfolio by category at the dates indicated:

	At September 30, 2014	At December 31,
		2013	2012	2011	2010	2009
Residential real estate:
Mortgage	18.67%	16.41%	16.06%	17.53%	16.87%	15.68%
Multi-family	3.20	0.52	0.43	2.13	1.93	1.68
Commercial and industrial	27.78	29.72	28.53	29.94	32.17	27.81
Commercial real estate	41.11	41.11	40.40	35.49	34.30	35.76
Construction and land development	8.44	11.75	13.64	13.77	13.22	18.10
Consumer	0.65	0.33	0.40	0.47	0.94	0.83
Other	0.15	0.16	0.54	0.67	0.57	0.14

Total Loans	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Over the past five years, we have experienced significant growth in our loan portfolio, although the relative composition of our loan portfolio has not changed significantly over that time. Our primary focus has been on commercial real estate and commercial lending, which constituted 69% of our loan portfolio as of September 30, 2014. Although we expect continued growth with respect to our loan portfolio, we do not expect any significant changes over the foreseeable future in the composition of our loan portfolio or in our emphasis on commercial real estate and commercial lending. Our loan growth since inception has been reflective of the market we serve. Since 2009, our commercial real estate and commercial lending portfolios have continued to experience strong growth, as economic conditions within our market have improved. A portion of our commercial real estate exposure represents loans to commercial businesses secured by owner occupied real estate, which, in effect, are commercial loans with the borrowers’ real estate providing a secondary source of repayment. Commercial loans represent the second largest category of loans in our portfolio. We attribute our commercial loan growth primarily to implementation of our relationship-based banking model and the success of our relationship managers in transitioning commercial banking relationships from other local financial institutions and in competing for new business from attractive small to mid-sized commercial customers located in our market for which our approach to customer service is desirable. Many of our larger commercial customers have lengthy relationships with members of our senior management team or our relationship managers that date back to the former institutions.

The following table details maturities and sensitivity to interest rate changes for our loan portfolio at September 30, 2014 and December 31, 2013:

September 30, 2014	Due in 1 year or less	Due in 1-5 years	Due after 5 years	Total
	(in Thousands)
Residential real estate:
Mortgage	$6,158	$24,168	$91,802	$122,128
Multi-family	1,000	11,353	8,607	20,960
Commercial and industrial	52,321	104,879	24,488	181,688
Commercial real estate	12,225	210,717	45,965	268,907
Construction and land development	23,747	19,624	11,803	55,174
Consumer	2,433	1,713	75	4,221
Other	84	-	908	992

Total Loans	$97,968	$372,454	$183,648	$654,070
Less: Allowance for loan losses	(1,934)	(4,382)	(2,091)	(8,407)

Net Loans	$96,034	$368,072	$181,557	$645,663

Interest rate sensitivity:
Fixed interest rates	$21,859	$226,641	$63,023	$311,523
Floating or adjustable rates	76,109	145,813	120,625	342,547

Total	$97,968	$372,454	$183,648	$654,070

December 31, 2013	Due in 1 year or less	Due in 1-5 years	Due after 5 years	Total
	(in thousands)
Residential real estate:
Mortgage	$4,887	$18,438	$70,913	$94,238
Multi-family	-	2,317	647	2,964
Commercial and industrial	53,575	96,793	20,294	170,662
Commercial real estate	42,643	160,174	33,213	236,030
Construction and land development	20,141	30,389	16,953	67,483
Consumer	605	1,247	27	1,879
Other	-	-	923	923

Total Loans	$121,851	$309,358	$142,970	574,179
Less: Allowance for loan losses	(1,848)	(3,682)	(1,674)	(7,204)

Net Loans	$120,003	$305,676	$141,296	$566,975

Interest rate sensitivity:
Fixed interest rates	$20,966	$171,648	$47,422	$240,036
Floating or adjustable rates	100,885	137,710	95,548	334,143

Total	$121,851	$309,358	$142,970	$574,179

Asset Quality

One of our key objectives is to maintain a high level of asset quality in our loan portfolio. We have established procedures to assist us in maintaining the overall quality of our loan portfolio. In addition, we have adopted underwriting guidelines to be followed by our lending officers that require senior management review of proposed extensions of credit exceeding certain thresholds. When delinquencies exist, we rigorously monitor the levels of such delinquencies for any negative or adverse trends. Our loan review procedures include approval of lending policies and underwriting guidelines by the board of directors of our bank, a semi-annual independent loan review, approval of larger credit relationships by our bank’s Credit Committee and loan quality documentation procedures. Like other financial institutions, we are subject to the risk that our loan portfolio will be subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

We discontinue accruing interest on a loan when management believes, after considering our collection efforts and other factors, the borrower’s financial condition is such that collection of interest off that loan is doubtful. Loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans, including troubled debt restructurings, that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

We target small and medium-sized businesses as loan customers. Because of their size, these borrowers may be less able to withstand competitive or economic pressures than larger borrowers in periods of economic weakness. If loan losses occur at a level where the loan loss reserve is not sufficient to cover actual loan losses, our earnings will decrease. We use an independent consulting firm to review our loans semi-annually for quality in addition to the reviews that may be conducted by bank regulatory agencies as part of their examination process.

Our bank has procedures and processes in place intended to assess whether losses exceed the potential amounts documented in our bank’s impairment analyses and to reduce potential losses in the remaining performing loans within our loan portfolio. These procedures and processes include the following:

•	we closely monitor the past due and overdraft reports on a weekly basis to identify deterioration as early as possible and the placement of identified loans on the watch list;

•	we perform extensive quarterly credit reviews for all watch list/classified loans, including formulation of action plans. When a workout is not achievable, we move to collection/foreclosure proceedings to obtain control of the underlying collateral as rapidly as possible to minimize the deterioration of collateral and/or the loss of its value;

•	we require updated financial information, global inventory aging and interest carry analysis where appropriate for existing borrowers to help identify potential future loan payment problems; and

•	we generally limit loans for new construction to established builders and developers that have an established record of turning their inventories, and we restrict our funding of undeveloped lots and land.

The following tables present the loan balances by category as well as risk rating.

	Performing Loans				Total Impaired Loans	Total Loans
September 30, 2014	Pass	Special Mention	Substandard	Total Performing
Residential real estate:
Mortgage	$119,512	$-	$-	$119,512	$2,616	$122,128
Multi-family	20,960	-	-	20,960	-	20,960
Commercial and industrial	180,794	-	214	181,008	680	181,688
Commercial real estate	265,399	-	3,508	268,907	-	268,907
Construction and land development	52,584	-	-	52,584	2,590	55,174
Consumer	4,192	-	-	4,192	29	4,221
Other	992	-	-	992	-	992

	$644,433	$-	$3,722	$648,155	$5,915	$654,070

	Performing Loans				Total Impaired Loans	Total Loans
December 31, 2013	Pass	Special Mention	Substandard	Total Performing
Residential real estate:
Mortgage	$91,414	$-	$186	$91,600	$2,638	$94,238
Multi-family	2,964	-	-	2,964	-	2,964
Commercial and industrial	170,289	-	-	170,289	373	170,662
Commercial real estate	235,765	-	265	236,030	-	236,030
Construction and land development	65,163	-	1,580	66,743	740	67,483
Consumer	1,848	-	-	1,848	31	1,879
Other	923	-	-	923	-	923

	$568,366	$-	$2,031	$570,397	$3,782	$574,179

As of September 30, 2014, we had impaired loans of $5.9 million, inclusive of non-accrual loans, an increase of $2.1 million from $3.8 million as of December 31, 2013. We allocated $0.9 million and $0.5 million of our allowance for loan losses at September 30, 2014 and December 31, 2013, to these impaired loans, respectively. We had no write-downs against impaired loans at September 30, 2014, compared to $0.5 million at December 31, 2013. A loan is considered impaired, based on current information and events, if it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan. Impairment does not always indicate credit loss, but provides an indication of collateral exposure based on prevailing market conditions and third-party valuations. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral-dependent. The amount of any initial impairment and subsequent changes in impairment are included in the allowance for loan losses. Interest accruing on impaired loans is recognized as long as such loans do not meet the criteria for non-accrual status. Our credit administration group performs verification and testing to ensure appropriate identification of impaired loans and that proper reserves are allocated to these loans.

Of the $5.9 million of impaired loans reported as of September 30, 2014, $2.6 million were residential real estate mortgages, $2.6 million were construction and land development loans, $0.5 million were commercial and industrial loans, and $29,000 were consumer loans. Of the $2.6 million of impaired real estate mortgage loans, $2.5 million were loans pertaining to one builder.

Non-performing Assets

The table below summarizes our non-performing assets at the dates indicated:

	At September 30,		At December 31,
	2014		2013		2012		2011		2010		2009
	Balance	Number of Loans	Balance	Number of Loans	Balance	Number of Loans	Balance	Number of Loans	Balance	Number of Loans	Balance	Number of Loans
	(Dollars in thousands)
Non-accruing loans:
Residential real estate:
Mortgage	$179	2	$187	3	$1,074	6	$1,080	7	$1,809	8	$189	1
Multi-family	-	-	-	-	-	-	-	-	-	-	-	-
Commercial and industrial	680	5	373	3	387	3	499	6	756	8	-	-
Commercial real estate	-	-	-	-	-	-	-	-	-	-	-	-
Construction and land development	-	-	-	-	420	10	1,046	18	2,351	24	2,706	3
Consumer	30	1	31	1	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	2	-	2

Total non-accruing loans	$889	8	$591	7	$1,881	19	$2,625	31	$4,916	42	$2,895	6

90+ days past due and accruing:
Total 90+ days past due and accruing	$-	-	$-	-	$-	-	$-	-	$-	-	$-	-

Total non-accruing loans	889	8	591	7	1,881	19	2,625	31	4,916	42	2,895	6
Plus: Other real estate owned and repossessions	1,855	9	3,451	15	2,937	10	4,062	17	4,778	20	4,592	15

Total non-performing assets	$2,744	17	$4,042	22	$4,818	29	$6,687	48	$9,694	62	$7,487	21

Restructured accruing loans:
Residential real estate:
Mortgage	$2,437	1	$2,450	1	$1,364	14	$260	1	$2,672	3	$2,520	3
Multi-family	-	-	-	-	-	-	-	-	-	-
Commercial and industrial	-	-	-	-	-	-	-	-	-	-
Commercial real estate	895	2	-	-	2,030	4	-	-	-	-
Construction and land development	475	1	504	1	1,603	16	1,677	3	644	7	644	7
Consumer	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-

Total restructured accruing loans	3,807	4	2,954	2	4,997	34	1,937	4	3,316	10	3,164	10

Total non-performing assets and restructured accruing loans	$6,551	21	$6,996	24	$9,815	63	$8,624	52	$13,010	72	$10,651	31

Gross interest income foregone on non-accruing loans throughout year	$55		$98		$92		$111		$167		$97

Ratios:
Non-accruing loans to total loans	0.14%		0.10%		0.41%		0.66%		1.31%		0.87%
Non-performing assets to total loans plus other real estate owned	0.42		0.70		1.05		1.67		2.54		2.22

Non-accruing loans plus restructured accruing loans to total loans plus other real estate owned	1.00		1.21		2.11		2.14		3.38		3.13

The balance of non-performing assets can fluctuate due to changes in economic conditions. We have established a policy to discontinue accruing interest on a loan (that is, place the loan on non-accrual status) after it has become 90 days delinquent as to payment of principal or interest, unless the loan is considered to be well-collateralized and is actively in the process of collection. In addition, a loan will not be placed on non-accrual status before it becomes 90 days delinquent unless management believes that the collection of interest is not expected. Interest previously accrued but uncollected on such loans is reversed and charged against current income when the receivable is determined to be uncollectible. Interest income on non-accrual loans is recognized only as received. If we believe that a loan will not be collected in full, we will increase the allowance for loan losses to reflect management’s estimate of any potential exposure or loss. Generally, payments received on non-accrual loans are applied directly to principal. There are not any loans, outside of those included in the table above, that cause management to have serious doubts as to the ability of borrowers to comply with present repayment terms.

Allowance for Loan Losses

The following table presents a summary of changes in the allowance for loan losses over the past five fiscal years and the nine months ended September 30, 2014. Our net charge-offs as a percentage of average loans for the nine months ended September 30, 2014 was 0.0%, compared to 0.22% and 0.36%, respectively, for the years ended December 31, 2013 and 2012. The largest balance of our charge-offs is on construction and land development loans. Construction and land development loans represented 8.4% of our loan portfolio at September 30, 2014.

Analysis of the Allowance for Loan Losses

	September 30,	December 31,
	2014	2013	2012	2011	2010	2009
	(Dollars in thousands)
Allowance for loan losses:
Beginning of year	$7,204	$6,695	$6,550	$5,651	$5,251	$4,080
Charge-offs:
Residential real estate:
Mortgage	-	191	43	86	444	-
Multi-family	-	-	-	-	-	-
Commercial and industrial	-	-	258	146	324	190
Commercial real estate	-	296	-	-	-	-
Construction and land development	-	661	1,238	209	1,069	3,653
Consumer	-	-	1	176	-	-
Other	-	-	-	-	-	-

Total charge-offs	-	1,148	1,540	617	1,837	3,843

Recoveries:
Residential real estate:
Mortgage	1	-	-	-	-	-
Multi-family	-	-	-	-	-	-
Commercial and industrial	-	-	57	39	-	-
Commercial real estate	-	-	-	-	-	-
Construction and land development	15	43	5	375	10	-
Consumer	-	21	-	-	-	2
Other	-	-	-	-	-	-

Total recoveries	16	64	62	414	10	2

Net charge-offs	(16)	1,084	1,478	203	1,827	3,841

Provision for loan losses charged to expense	1,187	1,593	1,623	1,102	2,227	5,013

Allowance for loan losses at end of period	$8,407	$7,204	$6,695	$6,550	$5,651	$5,251

As a percent of year to date average loans:
Net charge-offs	0.00%	0.22%	0.36%	0.05%	0.52%	1.29%
Provision for loan losses	0.19	0.32	0.40	0.29	0.63	1.69
Allowance for loan losses as a percentage of:
Year-end loans	1.29	1.26	1.47	1.65	1.51	1.60
Non-performing assets	179	203	97	144	69	87

The allowance for loan losses is established and maintained at levels needed to absorb anticipated credit losses from identified and otherwise inherent risks in the loan portfolio as of the balance sheet date. In assessing the adequacy of the allowance for loan losses, management considers its evaluation of the loan portfolio, past due loan experience, collateral values, current economic conditions and other factors considered necessary to maintain the allowance at an adequate level. Our management believes that the allowance was adequate at September 30, 2014.

The following table presents the allocation of the allowance for loan losses for each respective loan category with the corresponding percentage of loans in each category to total loans, net of deferred fees.

	Allowance Amount
	September 30,	December 31,
	2014	2013	2012	2011	2010	2009
	(Dollars in thousands)
Mortgage:
Real Estate	$1,426	$1,331	$1,265	$1,152	$1,143	$766
Multi-family	262	37	24	106	91	69
Commercial and industrial	2,573	1,995	1,557	1,466	1,482	1,133
Commercial real estate	3,112	2,754	2,103	1,565	1,593	1,448
Construction and land development	927	997	1,687	2,123	1,273	1,595
Consumer	95	61	29	30	43	34
Other	12	29	30	108	26	6
Unallocated	-	-	-	-	-	200

Total	$8,407	$7,204	$6,695	$6,550	$5,651	$5,251

	Percentage of loans in each category to total loans net of deferred fees
	September 30,	December 31,
	2014	2013	2012	2011	2010	2009
	(Dollars in thousands)
Mortgage:
Real Estate	0.22%	0.23%	0.28%	0.29%	0.30%	0.23%
Multi-family	0.04	0.01	0.01	0.03	0.02	0.02
Commercial and industrial	0.40	0.35	0.34	0.37	0.40	0.35
Commercial real estate	0.48	0.48	0.46	0.39	0.42	0.44
Construction and land development	0.14	0.17	0.37	0.53	0.34	0.49
Consumer	0.01	0.01	0.01	0.01	0.01	0.01
Other	0.00	0.01	0.00	0.03	0.02	0.00
Unallocated	-	-	-	-	-	0.06

Total	1.29%	1.26%	1.47%	1.65%	1.51%	1.60%

Cash Surrender Value of Bank-Owned Life Insurance

At September 30, 2014, we maintained investments of $16.4 million in bank-owned life insurance policies as protection against the loss of key employees, as compared to $16.0 million, $15.5 million and $15.0 million at December 31, 2013, 2012 and 2011, respectively. Our tax equivalent yield on these products was 4.52%, 5.42%, 5.03%, and 5.54% for the nine months ended September 30, 2014 and the years ending December 31, 2013, 2012 and 2011, respectively.

Deferred Tax Asset

We had a net deferred tax asset of $8.1 million as of September 30, 2014 due to net operating losses, carry-forwards related to unused tax credits, and the temporary difference related to our loan loss provision for tax purposes. We test the recoverability of our deferred tax asset annually, and the current level of taxable income provides for the ultimate realization of the carrying value of these deferred tax assets. Fluctuation in net deferred tax assets as of September 30, 2014 compared to $9.7 million, $8.4 million and $9.9 million as of December 31, 2013, 2012 and 2011, respectively, is primarily a result of changes in the net unrealized gains/loss on securities available for sale and the usage of our net operating loss carry forward.

Deposits

The principal funding source for our asset growth is client deposits. We offer a competitive array of deposit and commercial treasury services, including checking, savings, money market and time deposit accounts, very similar to many competitors in the market place. Our business model has a heavy emphasis on banking small and medium size commercial operating companies, local not-for-profit organizations and middle market real estate developers. Accordingly, we have a heavy emphasis on commercial checking accounts as a key, low cost funding source. Transaction deposit accounts currently represent 81% of total deposits. Management is keenly focused on continuing to increase this funding source as a percentage of total funding. We offer participation in the Certificate of Deposit Account Registry Service, or CDARs, through our membership with Promontory Interfinancial Network. This enables our bank to provide deposit customers access to FDIC insurance in amounts exceeding the existing FDIC limit in order to attract and retain large businesses, non-profit organizations and individuals who require an additional assurance of safety. The option to keep deposits on the balance sheet or, with customer permission, to sell such deposits (just the funding, not the relationship) to other members of the Promontory Interfinancial Network in exchange for fee income is decided based on liquidity management needs.

We promote electronic banking services by providing them to our clients without charge. These services include on-line bill pay, remote deposit capture, mobile banking and free ATM usage.

The following table presents the average balance and average rate paid by on deposits for each of the following categories for the nine months ended September 30, 2014 and the years ended December 31, 2013, 2012 and 2011:

	Average Deposits
	Average for Nine Months Ended September 30,		Average for Years Ended December 31,
	2014		2013		2012		2011
Types of Deposits:	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(Dollars in thousands)
Non-interest bearing demand deposits	$161,696	0.00%	$116,509	0.00%	$79,576	0.00%	$52,484	0.00%
Interest bearing demand deposits	49,307	0.42	31,751	0.45	25,691	0.44	17,783	0.61
Money market accounts	393,039	0.46	368,152	0.52	287,256	0.64	218,096	0.78
Savings accounts	8,564	0.14	6,356	0.14	4,194	0.19	2,446	0.20
Time deposits, less than $100,000	66,889	0.86	79,776	0.61	72,540	1.19	80,065	1.38
Time deposits, $100,000 and over	26,762	0.86	14,166	1.41	12,144	1.67	13,034	1.81
CDARs	49,931	0.56	32,487	0.90	42,196	1.40	75,491	1.51

Total deposits	$756,188	0.41%	$649,197	0.47%	$523,597	0.78%	$459,399	0.94%

Total average deposits for the nine months ended September 30, 2014 were $756.2 million, an increase of $107.0 million, or 16.5% over total average deposits of $649.2 million for the full year ended December, 31, 2013. Our intentional focus on demand deposits has resulted in an increase in average balances of $45.2 million or 38.8% in non-interest bearing demand deposits and an increase of $17.6 million, or 53.3% in interest bearing demand deposits when comparing the average for the nine months ended September 30, 2014 to the average balance for the year ended December, 31, 2013. As short-term interest rates have remained flat over the past several years, we have experienced some level of deposit migration away from time deposits and CDARs and into money market accounts, even as we have continued to lower the interest rates on these deposits.

Total average deposits for the year ended December 31, 2013 were $649.2 million, an increase of $125.6 million, or 24.0%, over total average deposits of $523.6 million for the year ended December 31, 2012. Average non-interest bearing deposits increased by $36.9 million, or 46.4%, from $79.6 million for the year ended December 31, 2012 to $116.5 million for the year ended December 31, 2013.

Total average deposits for the year ended December 31, 2012 were $523.6 million, an increase of $64.2 million, or 14.0%, over total average deposits of $459.4 million for the year ended December 31, 2011. Average non-interest bearing deposits increased by $27.1 million, or 51.6%, from $52.5 million for the year ended December 31, 2011 to $79.6 million for the year ended December 31, 2012.

The following table presents the maturities of our certificates of deposit as of September 30, 2014, December 31, 2013 and 2012.

At September 30, 2014	$100,000 or more	Less than $100,000	Total
	(Dollars in Thousands)
Maturity
Three months or less	$40,060	$4,414	$44,474
Over three through six months	4,943	14,678	19,621
Over six months through one year	27,657	9,131	36,788
Over one year	18,256	40,430	58,686

Total	$90,916	$68,653	$159,569

At December 31, 2013	$100,000 or more	Less than $100,000	Total
	(Dollars in thousands)
Maturity
Three months or less	$11,450	$18,616	$30,066
Over three through six months	23,796	9,359	33,155
Over six months through one year	7,387	9,035	16,422
Over one year	14,733	29,445	44,178

Total	$57,366	$66,455	$123,821

At December 31, 2012	$100,000 or more	Less than $100,000	Total
	(Dollars in thousands)
Maturity
Three months or less	$21,120	$11,657	$32,777
Over three through six months	16,992	5,427	22,419
Over six months through one year	13,065	13,435	26,500
Over one year	15,288	19,138	34,426

Total	$66,465	$49,657	$116,122

Borrowed Funds

Our bank is a member of the Federal Home Loan Bank of Cincinnati, or FHLB, and as a result, is eligible for advances from the FHLB pursuant to the terms of various borrowing agreements, which assist us in the funding of our loan and investment portfolios. As of September 30, 2014 and December 31, 2013 we had $55.0 million and $79.2 million in long-term notes outstanding at a weighted average interest rate of 1.02% and 0.92%, respectively. By comparison, at December 31, 2012 and December 31, 2011 we had $29.0 million and $44.0 million in notes outstanding at a weighted average interest rate of 1.35% and 1.86%, respectively.

At December 31, 2011, our bank also had securities sold under repurchase agreements to Citigroup Global Markets, Inc. totaling $10.0 million with a maturity of May 23, 2013 and an interest rate of 3.48%. Our bank terminated this repurchase agreement in August 2012 and incurred a prepayment penalty of $264,000, which was charged to borrowing expense and negatively impacted the tax equivalent net interest margin by 0.04% for the year ended December 31, 2012. At December 31, 2013, our bank had no outstanding securities sold under repurchase agreements.

As of September 30, 2014, our bank is eligible to use the Federal Reserve discount window for short term borrowings. Based on assets available for collateral as of that date, our bank’s borrowing availability was approximately $153.4 million. As of September 30, 2014, and December 31, 2013, 2012, and 2011, our bank had no outstanding advances.

The following table summarizes short-term borrowings (borrowings with maturities of one year or less), which consist of federal funds purchased from our correspondent banks on an overnight basis at the prevailing overnight market rates and FHLB Cash Management variable rate advances, or CMAs, and the weighted average interest rates paid:

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(Dollars in thousands)
Average daily amount of short-term borrowings outstanding during the period	$25,944	$6,878	$14,259	$8,609	$1,371
Weighted average interest rate on average daily short-term borrowings	0.35%	0.38%	0.18%	0.22%	0.58%
Maximum outstanding short-term borrowings outstanding at any month-end	$57,335	$29,614	$39,530	$19,343	$9,250
Short-term borrowings outstanding at period end	$-	$-	$39,530	$10,000	$-
Weighted average interest rate on short-term borrowings at period end	-	-	0.28%	0.25%	-

Stockholders’ Equity

Stockholders’ equity increased $7.2 million during the first nine months of 2014, to $89.6 million at September 30, 2014 from $82.4 million at December 31, 2013. The increase in stockholders’ equity resulted from net income of $4.3 million, $2.6 million of other comprehensive income and $0.3 million in additional paid-in-capital related to stock compensation expense for the nine months ended September 30, 2014.

Our charter authorizes our board of directors to issue up to 10,000,000 shares of preferred stock, no par value. Shares of preferred stock may be issued from time to time in one or more series, each such series to be so designated as to distinguish the shares from the shares of all other series and classes. Our board of directors has the authority to divide any or all classes of preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series so established.

In October 2008, the EESA was enacted and Treasury announced the creation of the CPP. On February 27, 2009, we entered into a Letter of Agreement with Treasury pursuant to which, among other things, we sold to Treasury for an aggregate purchase price of $7.4 million, 7,400 shares of Fixed Rate Cumulative Perpetual Preferred Stock-Series A and a warrant to purchase up to 370 shares of Fixed Rate Cumulative Perpetual

Preferred Stock-Series B. The warrant was exercised by Treasury concurrent with the issuance of the Series A Preferred Stock to Treasury.

On September 15, 2011, we redeemed all of our outstanding shares of our Series A Preferred Stock and our Series B Preferred Stock originally issued to Treasury under the CPP for approximately $7.8 million, which included accrued dividends. Concurrently, we entered into a Securities Purchase Agreement, or the Purchase Agreement, with Treasury, pursuant to which we issued 18,950 shares of our Series C Preferred Stock having a liquidation amount per share of $1,000, for a total purchase price of $18.95 million. The Purchase Agreement was entered into, and Series C Preferred Stock issued, pursuant to the SBLF, a $30 billion fund established under the Small Business Jobs Act of 2010 that encourages lending to small businesses by providing capital to qualified community banks with assets less than $10 billion. We contributed $18.14 million of the purchase price to our bank which has used the proceeds to acquire and hold investment securities.

Our Series C Preferred Stock qualifies as Tier 1 capital in accordance with regulatory capital requirements and ranks senior to our common shares. We are prohibited from paying any dividend with respect to shares of common stock or repurchasing or redeeming any shares of our common stock unless all accrued and unpaid dividends are paid on the Series C Preferred Stock for all past dividend periods (including the latest completed dividend period), subject to certain limited exceptions. The Series C Preferred Stock is nonvoting, other than class voting rights on matters that could adversely affect the Series C Preferred Stock. In the event we miss five dividend payments, whether or not consecutive, the holder of the Series C Preferred Stock will have the right, but not the obligation, to appoint a representative as an observer on our board of directors. The Series C Preferred Stock may be redeemed at any time at our option, at a redemption price of one hundred percent (100%) of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of our bank’s federal banking regulator.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to financial credit arrangements with off-balance sheet risk to meet the financing needs of our customers. These financial credit arrangements include commitments to extend credit beyond current fundings, credit card arrangements, standby letters of credit and financial guarantees. Those credit arrangements involve, to varying degrees, elements of credit risk in excess of the amount recognized on our balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement we have in those particular financial credit arrangements. All such credit arrangements bear interest at variable rates and we have no such credit arrangements which bear interest at fixed rates.

Our exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, credit card arrangements and standby letters of credit is represented by the contractual or notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we use for on-balance sheet instruments.

The following table sets forth our credit arrangements and financial instruments whose contract amounts represent credit risk as of September 30, 2014, and December 31, 2013, 2012 and 2011:

	September 30, 2014	December 31,
		2013	2012	2011
	(Dollars in thousands)
Commitments to extend credit	$186,790	$125,864	$123,032	$74,780
Standby letters of credit	11,283	3,048	1,953	2,256

Total	$198,073	$128,912	$124,985	$77,036

The following table details commitments and standby letters of credit by maturity at December, 31, 2013:

	Due in 1 year or less	Due in 1-5 years	Due after 5 years	Total
	(Dollars in thousands)
Residential real estate:
Mortgage	$3,486	$5,879	$26,071	$35,436
Multi-family	-	-	-	-
Commercial and industrial	34,473	12,097	278	46,848
Commercial real estate	379	779	-	1,158
Construction and land development	12,081	21,567	9,649	43,297
Consumer	952	72	1	1,025
Other	571	577	-	1,148

Total Loans	$51,942	$40,971	$35,999	$128,912

Commitments to extend credit beyond current fundings are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Such commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by us upon extension of credit is based on our management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. All letters of credit are due within one year or less of the original commitment date. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Contractual Obligations

The following table reflects the contractual maturities of our term liabilities as of December 31, 2013. The amounts shown do not reflect any early withdrawal or prepayment assumptions.

	Payments due by Period
	Total	1 year or less	Over 1-3 years	Over 3-5 years	Over 5 years
	(Dollars in thousands)
Contractual Obligations (1):
Deposits without a stated maturity	$581,974	$-	$-	$-	$-
Certificates of deposit (2)	123,821	79,643	36,590	7,588	-
Federal funds purchased	15,280	15,280	-	-	-
Other borrowings	79,250	49,250	30,000	-	-
Operating lease commitments	12,686	1,431	2,863	2,192	6,200

Total	$813,011	$145,604	$69,453	$9,780	$6,200

(1)	Excludes interest.
(2)	Certificates of deposit give customers the right to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal.

Asset and Liability Management

The principal objective of our asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing net income and preserving adequate levels of liquidity and capital. The Asset Liability Management Committee, or ALCO Committee, of our bank’s board of directors has oversight of our asset and liability management function, which is managed by our Chief Financial Officer. Our Chief Financial Officer meets with our senior executive management team regularly to review, among other things, the sensitivity of our assets and liabilities to market interest rate changes, local and national market conditions and market interest rates. That group also reviews the liquidity, capital, deposit mix, loan mix and investment positions of our company.

Our management and our board of directors are responsible for managing interest rate risk and employing risk management policies that monitor and limit our exposure to interest rate risk. Interest rate risk is measured using net interest income simulations and market value of portfolio equity analyses. These analyses use various assumptions, including the nature and timing of interest rate changes, yield curve shape, prepayments on loans, securities and deposits, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows.

Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate earnings at risk and establish exposure limits for acceptable changes in net interest margin. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates and use various assumptions, including, but not limited to, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows. In addition to the instantaneous parallel rate shifts, we also model unique shifts in the yield curve to understand the impact to earnings and capital. We also analyze the economic value of equity as a secondary measure of interest rate risk. This is a complementary measure to net interest income where the calculated value is the result of the market value of assets less the market value of liabilities. The economic value of equity is a longer term view of interest rate risk because it measures the present value of the future cash flows. The impact of changes in interest rates on this calculation is analyzed for the risk to our future earnings and is used in conjunction with the analyses on net interest income.

Our ALCO Committee is charged with monitoring our liquidity and funds position. Our ALCO Committee regularly reviews the loans-to-deposits ratios and average maturities for certain categories of liabilities. Our ALCO Committee uses a computer model to analyze the maturities of rate-sensitive assets and liabilities. See “Quantitative and Qualitative Disclosures about Market Risk” for additional information.

Quantitative and Qualitative Disclosures about Market Risk

At September 30, 2014 and December 31, 2013, our modeling indicated that we are in compliance with our asset liability management policies. Our model results also indicated that our balance sheet is sensitive to parallel shifts in interest rates in increments of 100 basis points, or bps. The liability sensitivity present at the 100, 200 and 300 bps increment levels is primarily attributable to a higher level of nonmaturing deposits repricing faster than our loan and investment portfolio. Material assumption changes were made to our model at June 30, 2014, after a deposit study and migration analysis. Many assumptions are used to calculate the impact of interest rate fluctuations. Actual results may be significantly different than our projections due to several factors, including the timing and frequency of rate changes, market conditions and the shape of the yield curve. The computations of interest rate risk shown above do not include actions that our management may undertake to manage the risks in response to anticipated changes in interest rates and actual results may also differ due to any actions taken in response to the changing rates. As part of our asset/liability management strategy, our management has emphasized the origination of new loans, as well as obtaining longer term funding sources to manage interest rate risks. Our strategy with respect to liabilities has been to emphasize transaction accounts, particularly non-interest or low interest-bearing, nonmaturing deposit accounts, which are less sensitive to changes in interest rates.

Each of the above analyses may not, on its own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates.

In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as interest rate caps and floors) which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. Our ALCO Committee reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies.

The interest rate risk model performs a “rate shock” test of the balance sheet. The rate shock procedure measures the impact on the economic value of equity, or EVE, which is a measure of long term interest rate risk. EVE is the difference between the market value of our assets and our liabilities and is our liquidation value. In this analysis, the model calculates the discounted cash flow or market value of each category on the balance sheet. The percent change in EVE is a measure of the volatility of risk. Our guidelines specify a maximum change of 25% for a 200 basis points rate change. Short term rates dropped to historically low levels during 2009 and have remained at those low levels. We could not assume further drops in interest rates in our model, and as a result feel the down rate shock scenarios are not meaningful. At September 30, 2014, the -5.9% change for a 200 basis points rate change is well within our guidance range. This compares favorably to the results as of December 31, 2013 of -19.2% for a 200 basis point rate change due to the deposit study results and subsequent model assumption changes made in June 2014.

The chart below identifies the EVE impact of an upward shift in rates of 100 and 200 basis points.

	Economic Value of Equity Under Rate Shock
	At September 30, 2014			At December 31, 2013
	Base	+100 bps	+200 bps	Base	+100 bps	+200 bps
	(Dollars in thousands)
Economic value of equity	$167,237	$162,476	$157,431	$108,905	$97,110	$87,974
Actual dollar change	-	(4,761)	(9,806)	-	(11,795)	(20,931)
Percent change		-2.8%	-5.9%		-10.8%	-19.2%

The EVE simulation model is a static model which provides information only at a certain point in time. For example, in a rising rate environment, the model does not take into account actions that management might take to change the impact of rising rates on us. Given that limitation, it is still useful in assessing the impact of an unanticipated movement in interest rates.

Income associated with interest earning assets and costs associated with interest bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates.

The following chart presents the percentage change in our net interest income, earnings at risk, as a result of an upward shift in interest rates of 100, 200 and 300 basis points over a one- and two-year period measured as of September 30, 2014 and December 31, 2013 on a static balance sheet.

	Change in Net Interest Income
	At September 30, 2014			At December 31, 2013
	+ 100 bps	+ 200 bps	+ 300 bps	+ 100 bps	+ 200 bps	+ 300 bps
Year 1	-2.9%	-3.3%	-3.5%	-3.7%	-4.4%	-3.9%
Year 2	-3.6	-4.9	-6.7	-3.3	-3.1	-2.2

Our ALCO Committee develops its view of future rate trends by monitoring economic indicators, examining the views of economists and other experts and conducts a quarterly analysis of the rate sensitivity position using growth balance sheet projections with several possible rate path scenarios in order to gain a more realistic view of future interest rate risks. The results of the analysis and resulting strategies are reported to our board of directors.

Liquidity and Capital Adequacy

Liquidity

Liquidity is a bank’s capacity to meet its current cash and collateral obligations. Maintaining an adequate level of liquidity depends on the bank’s ability to efficiently meet both expected and unexpected cash flow and collateral needs without adversely affecting either daily operations or the financial condition of the bank. The factors that determine liquidity are:

•	reliability and stability of core deposits;

•	cash flow structure and pledging status of investments; and

•	potential for unexpected loan demand.

We are subject to general FDIC guidelines which require a minimum level of liquidity. Management believes our liquidity ratios meet or exceed these guidelines. Our management is not currently aware of any trends or demands that are reasonably likely to result in liquidity increasing or decreasing in any material manner.

The retention of existing deposits and attraction of new deposit sources through new and existing customers is critical to our liquidity position. In the event of compression in liquidity due to a run-off in deposits, we have a liquidity policy and procedure that provides for certain actions under varying liquidity conditions. These actions include borrowing from existing correspondent banks, selling or participating loans and the curtailment of loan commitments and funding. At December 31, 2013, our liquid assets, represented by cash and due from banks, federal funds sold and available-for-sale securities, totaled $272.5 million, and at September 30, 2014, our liquid assets totaled $281.1 million. Additionally, as of September 30, 2014, we had available to us approximately $81 million in unused federal funds lines of credit with regional banks, subject to certain restrictions and collateral requirements, to meet short term funding needs. We believe these sources of funding are adequate to meet immediate anticipated funding needs, but we will need additional capital to maintain our current growth. Our management meets on a weekly basis to review sources and uses of funding to determine the appropriate strategy to ensure an appropriate level of liquidity, and we have increased our focus on the generation of core deposit funding to supplement our liquidity position. At the current time, our long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals.

Our regular sources of funding are from the growth of our deposit base, repayment of principal and interest on loans, the sale of loans and the renewal of time deposits.

Capital Adequacy

As of September 30, 2014, our bank was well-capitalized under the regulatory framework for prompt corrective action. To remain categorized as well-capitalized, our bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below.

The following table sets forth (i) the capital ratios required by the FDIC’s requirement to be maintained by our bank in order to maintain “well-capitalized” status, and (ii) our bank’s actual ratios of capital to total regulatory or risk-weighted assets, as of September 30, 2014.

	Well Capitalized	Actual September 30, 2014
Total risk-based capital	10.00%	12.49%
Tier 1 Capital	6.00	11.39
Leverage ratio	5.00	9.16

For a description of capital ratios see Note 10 to “Notes to Consolidated Financial Statements.”

Impact of Inflation

Our consolidated financial statements and related data presented herein have been prepared in accordance with GAAP which requires the measure of financial position and operating results in terms of historic dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects financial institutions’ cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings and stockholders’ equity. Mortgage originations and refinancings tend to slow as interest rates increase and likely will reduce our volume of such activities and the income from the sale of residential mortgage loans in the secondary market.

Adoption of Recent Accounting Pronouncements

New accounting standards are discussed in Note 1 to “Notes to Consolidated Financial Statements.”

BUSINESS

Our Company

Avenue Financial Holdings, Inc. is headquartered in Nashville, Tennessee. We were formed as a single-bank holding company in October 2006 and operate primarily through our subsidiary, Avenue Bank. Our operations are concentrated in the Nashville MSA and provide a range of financial services through our five locations (four of which are retail branches) and a limited deposit courier service (mobile branch) for select commercial banking clients.

Founded by a team of executives and banking professionals having substantial experience with large regional institutions in the middle Tennessee market, our strategy is to serve Nashville’s rapidly growing need for local banking services. In 2007, when we launched our opening advertising campaign, we made a promise to the market that we would not become just “another bank,” and that remains our vision to this day. We strive to build a signature bank for Nashville – a bank that not only invests in Nashville’s creative spirit, but embodies it.

As a company of more than 130 employees, we are woven into the very fabric of our community, through the widespread service and leadership of our employees in non-profit and civic engagement. We believe this genuine passion and engagement in our community, across the board in our company, provides us with the ability to capture a disproportionate amount of business.

Our growth strategy focuses primarily on commercial and private banking. We provide products and services that compete with large, national competitors, but with the personalized attention and nimbleness of a community bank. We believe we provide unparalleled levels of client service through the talent and expertise of our people, the responsiveness of our credit processes, and the efficiency with which we conduct business. This leads to the development of significant, long-term relationships with many of Nashville’s leading individuals and businesses. Despite our relative size in the Nashville banking industry, we have been ranked in the top three banks in Nashville for the last three years by the readers and voters in the Nashville Scene’s “Best of Nashville” poll, ranking second in 2014.

While our lines of business reflect a traditional business strategy, we approach them in non-traditional ways through our people, our culture, and our brand. We have built our company on a corporate culture focused on creating a team of highly capable bankers with a depth of leadership and banking talent who provide exceptional service to our customers. We strive to create an environment to encourage personal and professional success, a company where achievements are celebrated and challenges are shared.

Our culture is a critical component of attracting and retaining experienced banking talent as well as clients. We believe our culture has enabled us to build a brand within the Nashville market for being not just “another bank,” but a significant contributor to the financial well-being of our community. We also believe that the alignment of our culture and brand provides a consistent and differentiating message to our clients, in addition to being a significant contributor to increasing shareholder value.

What does “Avenue” mean to us? It is a path towards something. It is urban energy, and it is small town friendliness. It is Fifth Avenue sophistication, and it is Avenue of the Arts creativity.

Why the Hummingbird? Because we believe we are “a different kind of bank,” we avoided the typical eagle, star, or flag logo. We have unique qualities and, therefore, chose a unique symbol: a bird that is agile, extremely fast, competitive, defies the laws of gravity, living and breathing, with a bit of magic and mystique. While many banks use the same words to describe themselves – customer service, credit quality, experienced bankers, community – for us, these are not just words, but actions and guiding principles. It is not just rhetoric for us; it is how we do business, hence our tagline “the difference is real.”

Our historic growth has been purely organic, with a 17% asset CAGR and a 20% loan CAGR from September 30, 2011 through September 30, 2014 on a annualized basis. We have grown to become, as of June 30, 2014, the 11th largest bank headquartered in Tennessee by assets, and the 11th largest in the Nashville MSA by deposit market share according to data from the FDIC. As of September 30, 2014, we had total assets of $973 million, total deposits of $821 million, total loans of $653 million, and over 15,000 accounts. We have 134 highly engaged employees as of December 31, 2014, who continue to drive consistent growth across all lines of business.

As a result of our growth over the past several years, as of September 30, 2014, approximately $523 million (including unfunded commitments) of the loans in our loan portfolio were originated during the past two years, resulting in a relatively unseasoned portfolio even though many of these loans were made to borrowers with whom we, or our loan officers, have long standing relationships. Our commercial banking group generated $18.9 million of net loan growth, or a 4.6% increase in commercial loans, during the nine months ended September 30, 2014 and $54.0 million of net loan growth, or a 15.2% increase in commercial loans during the year ended December 31, 2013. Within our commercial banking group, our commercial and industrial relationship managers reduced net loans by $2.3 million, or a 1.3% reduction in commercial and industrial loans, and grew net loans by $23.5 million, or a 15.6% increase in commercial and industrial loans, during the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively. Our commercial real estate relationship managers grew net loans by $21.2 million, or a 9.0% increase in commercial real estate loans, during the nine months ended September 30, 2014 and $30.5 million, or a 14.9% increase in commercial real estate loans, during the year ended December 31, 2013.

As of September 30, 2014, loans sourced through our private bankers represented 23.7% of our total loans, including personal and commercial, and such loans grew by a net $36.2 million, or 30.5%, during the nine months ended September 30, 2014 and increased $43.5 million, or 20.7%, during the year ended December 31, 2013.

We expect continued strong loan and deposit growth in both our commercial and private banking groups, in part because we added five new relationship managers (one commercial and four private bankers) during 2013, and five (four commercial and one private bankers) during 2012.

Our Competitive Strengths

Experienced Leadership

Our executive management team brings extensive experience leading departments at large financial institutions in commercial banking, credit administration, retail banking, private banking, mortgage, human resources, marketing, and bank operations. All four members of our executive management team have been working together since 2006, when they founded Avenue Bank.

•	Our management team is led by our founder, Chief Executive Officer and Chairman, Ron Samuels, a 41-year banking veteran with over 30 years of experience in middle Tennessee, leading large geographic footprints for regional and national banks. He previously served as Group President of middle Tennessee at Regions Bank. Mr. Samuels is very active in civic leadership, formerly serving as Chairman of the Nashville Area Chamber of Commerce and numerous professional, civic and non-profit boards. He also frequently represents our bank as a featured speaker at trade conferences and leadership events.

•	Our President and Chief Operating Officer, Kent Cleaver, is a 37-year banking veteran in Nashville and has previous experience running commercial banking operations at regional and national banks. Mr. Cleaver formerly served as the middle Tennessee commercial banking executive for both First Union and Regions Bank.

•

Barb Zipperian, CPA serves as Executive Vice President and Chief Financial Officer. Ms. Zipperian has 34 years of finance and accounting experience in the banking industry, with particular expertise in corporate planning, forecasting, financial analysis, facilities and capital management, investor relations and internal audit. She formerly served as a Regional Financial Officer for Regions Bank and Corporate Planning Manager for Union Planters Bank in Memphis, Tennessee.

•	Andy Moats serves as Executive Vice President and Chief Credit Officer. Mr. Moats has over 14 years of banking experience in middle Tennessee and he also directs the General Bank Group, consisting of our Music and Entertainment, Private Banking, and Business Banking groups. Mr. Moats formerly served as a regional Credit Manager for the Tennessee and Arkansas markets at Regions Bank.

In addition to our experienced executive management team, we have a demonstrated ability to grow our company organically through the recruitment of high quality bankers and other management team members. We have hired bankers with significant in-market experience, in order to complement and enhance our existing business model, as well as to create a “warm bench” of executive and middle management talent. Additional management team members include:

Jim McCann is an Executive Vice President and has served as our Director of Mortgage Lending since inception. Mr. McCann has over 38 years of mortgage lending experience and is a former President of both the Tennessee and Nashville Mortgage Bankers Association.

Pete Wooten is an Executive Vice President and our Commercial Banking Executive, a role he has served in since inception. Mr. Wooten’s 25 plus years of commercial banking and leadership experience have prepared him to manage all C&I, CRE, and Treasury Management bankers at Avenue.

Larry Dorris joined our team in 2012 as a Senior Vice President and Bank Operations Executive. Mr. Dorris has over 35 years of banking experience, serving in various capacities including wealth management, commercial / business banking, and retail banking.

April Britt is a Senior Vice President and our Chief People Officer. Since joining our team in 2008 as a branch manager, she has quickly risen to her current position where she is responsible for employee recruiting, retention, development, and workplace policies. Ms. Britt has over 15 years of banking experience.

Aaron Dorn has been with our team since inception and now serves as a Senior Vice President and Chief Strategy and Marketing Officer. Mr. Dorn has over 11 years of banking and military leadership experience. He is responsible for corporate strategy and planning, marketing and communications, and retail banking.

Furthermore, we have a proven ability to develop our own talent. In our branches, we recruit individuals who are often early in their careers, but whom we believe have a high level of career potential. We hire people who are naturally service-oriented, with a desire to provide a level of service that will “wow” clients, and we cross-train them to do everything in the branch – transactions, account openings, loans and customer support. We are also committed to the intentional development of talent within our company through training and promotions, which leads to long-term continuity of talented employees and assists in recruiting others. This effort has created a strong talent pool to fuel the long-term potential of our bank.

By combining the more experienced bankers with the next generation of bankers and uniting them within our unique culture, we are merging the knowledge of our past experiences with the talent and drive of the future leaders of our organization. That is a talent combination which we believe will ensure the longevity of our success.

Concierge Banking Model

Our concept and practice of concierge banking is a unique, differentiating factor and a highly successful service model for us. At the core of our concierge banking model is our people. We believe that our culture creates an attractive environment, not only for recruiting purposes, but also for retention and higher employee engagement, which in turn contributes to lower turnover and higher employee productivity resulting in our high level of client service.

Concierge banking is a concept that runs throughout our entire organization, not just in our retail branches. This idea of exceptional personalized service is embodied by every team in the bank. Each banker is empowered to help every client solve his or her problems by looking for innovative, creative solutions. We encourage and incentivize our bankers to focus on our client’s holistic banking needs, stressing the gathering of loans, deposits and cross-department referrals. Furthermore, we are able to serve a wide variety of client needs by engaging bankers from our multiple business lines in a relationship.

Our concierge banking model is further enhanced through our Concierge Banking Group in our retail branches, which are designed to reflect a highly sophisticated, hospitality-inspired atmosphere, while simultaneously mirroring the creative spirit of Nashville. For example, we play music at a slightly elevated volume, serve fresh cookies and coffee, and decorate our branches with local art and designer furniture. Our bankers are seated in the front of the branch dressed in business attire. We do not employ teller lines. We staff each of our branches with service-oriented people who undergo an extensive training program to ensure they are capable of handling any client need, from transactions to account openings to loans, all with an exceptional level of service. Just like our advertising, we avoid bank jargon and instead use common language with honesty, sincerity, and a personal touch. These factors result in the creation of a very different atmosphere from a traditional community bank.

The resulting high-end experience we believe encourages our clients to promote our bank, generating significant account growth from word-of-mouth recommendations. With very limited investment in retail product advertising, our four branches opened approximately 3,000 new accounts in 2014. We believe our concept and practice of concierge banking has proven to differentiate us from competitors and resulted in high levels of customer satisfaction, retention, and the formation of broad client relationships.

Industry Verticals

Our organic growth has been powered by traditional lines of business, including commercial banking, commercial real estate, and private banking, further complemented by substantive knowledge of and visibility in two of Nashville’s prominent industries: music and entertainment and healthcare. These industry verticals are formed by teams of experienced bankers across departmental lines. This collaboration allows us to cater to a client’s every banking need, from individual deposits to large corporate loans and spanning a diverse range of industry functions. Our bankers, along with our senior management and members of our board of directors, have extensive experience and contacts in the Nashville music and entertainment and healthcare industries. Our industry-specific knowledge, products expertise and engagement increases our profile within these two industry verticals and enables us to successfully identify, select and compete for credit-worthy borrowers and attractive financing projects. This vertical banking focus results in deep client relationships with multiple bankers, which generates both earning assets and funding sources, and allows us to provide an uncommonly high level of customer service that is relevant for each business’ specific industry segment. In addition to our two established industry verticals, we are also developing a growing specialty area in the not-for-profit industry.

Credit Culture

One of the primary success factors for our continuous loan growth and high asset quality is our credit culture. We serve our clients with a consultative approach to credit. Rather than presuming the weaknesses of a credit and placing the burden of proof on our client, our approach is to understand the fundamental credit need of the client and provide a consultation of how we can meet that need. We believe that the tone and responsiveness of this approach results in a competitive advantage for our bank. We strive to establish open communications at the inception of each loan opportunity. Our process of credit evaluation and structuring during the underwriting process is highly collaborative and solutions-based. Decisions are made via credit committee, characterized by consensus-building and a healthy balance of art and science.

Our Business Strategy

From our inception until the present, we focused on building a strong foundation, capable of yielding sustainable and long-term performance. By developing and leveraging our competitive strengths we believe we have succeeded in our goal to create a franchise capable of supporting further growth.

Our focus now is leveraging the foundation we have built thus far to create growth in both earnings and value. We intend to create this growth through:

•	Continued Organic Growth. We plan to continue our focus on organic growth supported by our existing footprint. We believe the economic vibrancy and cyclically disrupted banking environment in the Nashville market will continue to provide an opportunity to capture deposit market share and continue the ongoing growth of our client base. We plan to continue organic growth by deepening our ties in our community and leveraging the extensive experience of our executive management and senior bankers which gives us market insight and familiarity with our clients. In addition, our highly responsive, analytical, common-sense approach to evaluating and deciding on credits routinely differentiates us from our competition in the local market. By understanding a client’s business, appropriately structuring our loans, and by applying the attitude of finding a solution, we help our clients understand that we are financial partners to them. This is critical to our ability to grow our loans and deposits, which is encouraged by our incentive compensation plan. From December 31, 2011 until September 30, 2014, we have grown demand deposits 200%, while the average cost of these accounts declined from 0.15% to 0.10%. By focusing on growth in demand deposits and commercial treasury accounts, a main source of large, low-cost deposits, we are able to continue to expand our balance sheet in a low-cost way. Also, by being deeply knowledgeable of our market, we make better credit decisions and make them faster, allowing us to operate safely and soundly in a manner that attracts clients in a growing market.

•	Scalable Infrastructure. Our recent and planned investments in people, locations, and technology allows for significant additional growth without significant additional capital investments on a go-forward basis. At this time, the excellent physical condition and locations of our current branches remain sufficient to properly serve our current and prospective clients. Furthermore, our investment in our technology platform since our inception will continue to allow us to significantly grow loans and deposits without material additional investment. We intend to leverage our existing infrastructure and people to drive efficient growth in assets and deposits, thus improving our efficiency ratio and profitability, without the need for new significant capital expenditures in the medium term.

•	Strategic Acquisitions. We plan for any acquisition activity we may undertake to complement our growth strategy and to focus on the acquisition of both talent and businesses. We will continue to strategically recruit experienced and high performing bankers as we have a proven success rate of adding new teams of bankers and new areas of expertise, moving market share, increasing revenue, and improving our margin by increasing our loan to deposit ratio. Since 2012, we have completed the successful hiring and integration of ten experienced producers, some of whom came over in teams, helping us to expand our product offerings and strengthen or add new verticals. Although we are not actively engaged in any discussions of acquisitions of people or businesses, if opportunities were to arise that would be complementary to our business structure, we would consider them. We expect that any strategic business acquisitions would either be in or around our existing Nashville market or would involve business lines that are additive to our existing products and services. As we evaluate potential acquisition opportunities, we believe there are many banking institutions that continue to face credit challenges, capital constraints and liquidity issues and that lack the scale and management expertise to manage the increasing regulatory burden. We seek acquisitions that provide meaningful financial benefits, long-term organic growth opportunities and expense reductions, without compromising our risk profile.

•	Expand Fee Income Sources. We intend to improve profitability and diversify our income sources going forward by expanding fee income. Our increased participation in recurring secondary market sales of both SBA loans and portfolio mortgages provide an extra source of income to bolster earnings. Furthermore, we believe that an expanded commitment to wealth management through new talent acquisitions can further diversify our noninterest income.

Our Market

We believe that our market in the Nashville MSA, and in Tennessee as a whole, exhibits the necessary attributes for sustained, long-term economic vitality. In terms of industry diversity, demographics, job growth, quality of life, political landscape, and geographic location, Nashville remains poised to continue its economic growth of the past three decades. As such, we have no pending plans to expand beyond our current footprint.

The Nashville MSA includes a fourteen-county area in middle Tennessee, including the cities of Nashville (Davidson County), Franklin (Williamson County), and Murfreesboro (Rutherford County) and is the 36th largest MSA in the United States, with approximately 1.76 million people as of July 1, 2013 according to the U.S. Census Bureau. According to U.S. census data, this population reflects an annual growth rate of 5.2% since April 1, 2010, which is more than double the U.S. average of 2.4% during the same period. According to U.S. census data, Nashville was one of the ten fastest-growing cities in the U.S. with a population of one million or more from July 2012 to July 2013 and, according to the Nashville Metropolitan Planning Organization, is projected to grow by close to one million residents in the next 20 years. From 2000 until 2014, Nashville’s population has grown approximately 35%, job growth has been 21% and household income increased 18%, according to the Bureau of Labor Statistics. We believe the projected growth of the Nashville MSA can be primarily attributed to a vibrant and resilient economy, driven by its leadership in a diverse set of industries and a highly favorable environment for economic development.

Nashville is a regional, national, or global hub for a very diverse set of industries, most notably including the following:

Source: U.S. Bureau of Labor Statistics Nonfarm Wage and Salary Employment as of June 2014.

Healthcare (Source: Nashville Healthcare Council)

•	250 health care companies with operations in Nashville, 13 of which are publicly traded

•	300 professional service firms with expertise in health care

•	Local economic impact of $30 billion and more than 200,000 jobs

Music and Entertainment

•	Music Industry – $10 billion economic impact and 56,000 jobs (Source: Metro Government of Nashville and Davidson County, Tennessee)

•	Professional Sports (Tennessee Titans / Nashville Predators / Nashville Sounds)

•	Film – home of the Nashville Film Festival, national television show “Nashville,” and numerous commercial and music video-related companies

Hospitality and Tourism

•	Acknowledgement by nationwide publications:

-	“The South’s Red Hot Town” – Time Magazine (2014)

-	“The New ‘It’ City” – New York Times (2013)

-	“Nowville” – GQ Magazine (2012)

-	One of the “Best Places to Travel In 2014” – Travel & Leisure Magazine (2013)

•	Country Music Association (CMA) Festival

•	Country Music Marathon

•	Music City Center (USA Today – No. 3 Best Convention City)

Industrial and Transportation Hub (Source: Nashville Chamber of Commerce)

•	Within approximately 650 miles of 150 million people

•	Merging of 3 Interstates (I-40, I-65, I-24), and within 135 miles of Interstates 75 and 59

•	Nashville International Airport

Institutions of Education

•	21 accredited four-year and post-graduation institutions, 6 community colleges, and 11 vocational and technical schools

•	Private Schools: 19 with no religious affiliation, 43 with religious affiliation

Entrepreneurship

•	Home to nationally recognized business incubators: Entrepreneur Center, LaunchTN, Jumpstart Foundry

•	CNN – No. 3 “City Where Startups Thrive”

Non-Profit Organizations (Source: Nonprofitquarterly.com)

•	Total revenue of $9.4 billion (6.7% of the area’s total)

•	Employs 15% of the area’s workforce

•	Over 2,000 nonprofits in the Nashville MSA

•	Tennessee ranks 19th nationally in the number of registered nonprofits

In addition to its diverse economy, we believe the Nashville MSA maintains a highly favorable environment for economic development. Local municipalities and state government have demonstrated consistent willingness to offer effective incentives to retain current job-creating businesses, as well as to attract new businesses from outside the region. In the last decade, the Nashville MSA has attracted numerous corporate relocations of large national and international companies such as Nissan North America. This readiness to offer economic incentives continues to be well-supported by local chambers of commerce, as well as nationally and globally active business organizations, such as the Nashville Area Chamber of Commerce and Nashville Convention and Visitors Bureau.

As a recent result of this business-friendly environment, from 2011 to 2012, according to the U.S. Bureau of Labor Statistics, Nashville had the third highest job growth among metro areas with greater than one million residents, with a growth rate of 3.9%. A positive trend in job growth continued from 2010 to 2014 with 16.7% job growth in Nashville, compared to 3.9% for the U.S.), leading to a Forbes report ranking Nashville the No. 6 city for jobs in 2014 based on data from the U.S. Bureau of Labor Statistics.

According to the 2013-2014 Nashville Area Chamber of Commerce Partnership 2020 Annual Report, from July 1, 2013, through June 30, 2014, the Nashville region experienced tremendous economic success, with 121 announced relocations and expansions adding 19,525 new jobs, for a total of $2.5 billion in capital investment and 9,730,631 square feet of space.

The regional economy has created a robust and competitive banking environment, consisting of a broad range of sizes and types of banks – from small community banks to large international banks. As banks have experienced cycles of consolidation over the last 20 years in our market, a recurring opportunity has arisen for locally controlled, middle-market commercial banks to emerge and succeed. The trend of consolidation continues in 2014, as several local banks recently announced mergers that we believe will create more disruption in the local banking market. Since 2007, as the overall deposit base in the Nashville MSA has grown substantially, banking market share has continued to steadily transfer from the larger regional banks to more local, middle-market banks.

According to data from the FDIC, total deposits in the Nashville MSA grew from $31.7 billion in June 2007 to $44.1 billion in June 2014, reflecting cumulative growth of approximately 39.1%. From June 30, 2011 to June 30, 2014, the Nashville MSA deposit base grew from $39.3 billion to $44.1 billion, a rise of 12.2%. During the same period, the deposit base of the top five non-local banks in the region only grew by 9.5%, while our total deposits increased by 70.5%. Given that four of the top six banks in Nashville are not headquartered in Tennessee, we intend to continue to capitalize on this marked dislocation.

We believe that repeated acquisition of Nashville banks by large and/or out-of-market competition creates significant market disruption, which we believe will create a growing opportunity for us to serve businesses and high net worth clients in the area. Such clients demand banking services from local institutions that can provide the sophistication of larger banks, but with local and agile decision-making authority, real personal connections, and an interest in investing in the local economy. We seek to be the bank of choice for such clients, and in the process, to re-define how they experience banking.

Our Lines of Business

While our lines of business remain largely traditional, the extensive careers of our management and senior bankers in the Nashville area give us a significant competitive advantage in terms of market insight, familiarity with clients, loan decision-making and product and service delivery. This leads to the development of significant long-term relationships with many of Nashville’s leading individuals and businesses. We therefore focus on building our bank on core low-cost deposit relationships, high credit quality loans, and fee income generated by value-added services. By employing a tailored, consultative approach to providing services to our clients, paired with client service, our clients become our most enthusiastic promoters.

We continue to seek and build relationships with reputable, sophisticated and market-leading clients, particularly in our commercial and private banking departments. We bank many of Nashville’s centers of influence who shape the future of our community. In limited cases, we participate with other peer banks in larger transactions when the basis of a true banking relationship exists.

We believe we provide unparalleled levels of client service through the talent and expertise of our people, the responsiveness of our credit processes, and the efficiency with which we conduct business. We provide products and services that compete with large, national competitors, such as interest rate derivatives, wealth advisory services, mobile deposit, and a suite of treasury management services including remote deposit capture and lockbox services. For our largest depositors, we offer the CDARS and ICS products to provide fully FDIC-insured depository services. By combining the sophisticated product catalog of a larger institution with the personalized attention and customer service found at a community bank, we believe we create a premier middle market institution able to win and keep market share.

We believe our portfolio of loans and deposits is well-balanced and diversified, reflecting the diverse economic market we serve, while simultaneously mitigating risk. For example, despite almost doubling our loan growth since inception, the mix of our loan portfolio has remained relatively consistent.

Our loan portfolio mix is as follows (as of September 30, 2014):

The operations of our business to date have remained focused on the Nashville MSA. Of our bank’s total loan portfolio of $653 million at September 30, 2014, we consider approximately $568 million (87% of total) to have a degree of dependence on the Nashville MSA market area and economy, and a substantial portion of those loans are considered commercial real estate (including owner occupied real estate), construction and development, or residential mortgage loans. As such, a substantial majority of our loan portfolio remains in Nashville’s residential and commercial real estate market, particularly within our CRA assessment area of Davidson and Williamson Counties.

We consider certain loan types to carry a higher inherent risk profile compared to other loan types. These higher risk loan types include commercial construction and development (or Commercial C&D) loans, home equity lines of credit (or HELOC) loans, consumer residential construction loans, the non-guaranteed portion of SBA loans, and residential lot loans. The inherent risks associated with these loans are as follows:

•	Commercial C&D loans – risk of completion, lack of historical lease/sale metrics, market fluctuation during construction

•	HELOC loans – second lien position

•	Consumer residential construction loans – risk of completion, alterations to home after appraisal

•	Non-guaranteed portion of SBA loans – risk of longer credit terms and amortization schedules

•	Residential lots loans – risk of infrastructure completion, market fluctuation

For these types of loans, our bank manages and mitigates the elevated level of risk with additional underwriting, monitoring, and portfolio controls.

Recent Loan Examples. The following examples highlight some of our significant loans:

•	We were the originator and lead bank of an $8.0 million line of credit with a prime floating rate to a record label and publishing company in Nashville. Our bank currently holds the entire $8.0 million of this line of credit. The company is an independent owner, producer, and distributor of a stable, well-established genre of music and grossed $33.9 million in revenue in 2013. Our line of credit is secured by the company’s assets and intellectual property related to its music catalog.

•	We were the originator and lead bank of a $9.5 million line of credit to a distribution company of residential and commercial equipment in Nashville. Our bank currently holds $7.5 million of this line of credit. The company is a leading distributor of a well-known brand of equipment and had revenue of over $30 million in 2013. The line of credit has a floating rate equal to the 30-day LIBOR + 295 basis points and is secured by company assets.

•	We were the lead bank on a $19.1 million term loan and a $2.0 million line of credit to a market leading medical specialty practice in Nashville. Our bank currently holds $7.5 million of the term loan and $0.8 million of the line of credit. The loan carries a rate equal to the 30-day LIBOR + 225 basis points (with a LIBOR floor of 1.5%). The company has a joint venture with a local hospital and had over $40 million in revenue in 2013. Our loan is secured by assets including equipment, accounts receivable and real estate.

•	We granted an $800,000 mortgage with a fixed 3.75% 7/1 ARM to the CEO of a multi-billion dollar revenue healthcare IT company. The loan to value is 80%. Our loan is secured by a first lien on a personal residence.

•	We funded the development of credit tenant retail build-to suits / long term leases for a commercial real estate developer through 10 term loans totaling $11.0 million. The loans have a 4.25%, five-year fixed rate and an average loan-to-value ratio of 73%. These loans are secured by a first lien deed of trust.

•	We granted a $6.3 million term loan and a $1.5 million line of credit to a private school in middle Tennessee with a long history and tradition in the Nashville area. This loan carries a prime floating rate + 0.25% (floor of 4% on the line of credit). The loan will be used to fund the building of a new gymnasium.

The preceding examples represent relationships with some of our larger clients, although our average loan size is $361,000 as of September 30, 2014.

We are organized into the following banking teams:

Commercial Banking

The commercial banking group maintains the largest portfolio of loans and deposits in our bank, comprising approximately $428.7 million of our total loans and $234.7 million of our total deposits as of September 30, 2014. The loans are a mix of commercial real estate, owner-occupied real estate, working capital lines of credit, and other traditional commercial loans. The deposit base consists largely of the operating accounts of our commercial clients, with heavy use of treasury management products. We have a team of 10 bankers to service this portfolio.

Music and Entertainment

We have a team dedicated to the music and entertainment industry, established with the formation of our bank in 2006. Our music and entertainment team consists of three bankers, representing $147.2 million our bank’s deposit base and $70.0 million of our loan portfolio as of September 30, 2014. Given the unique nature and the business models employed within the music industry, we serve these clients through bankers with what we believe to be uncommon expertise and specific music and entertainment experience. We have bankers capable of serving all of a client’s varying needs, from personal deposits to large commercial loans.

Our clients consist of a diverse range of participants within the industry, including artists, songwriters, labels, recording studios, publishing companies, management firms, tour managers, performance rights organizations, and equipment companies.

We not only bank clients in the music and entertainment industry, such as numerous musicians, producers, and Nashville professional athletes, but we continue to be actively engaged in the industry ourselves. In the music industry in particular, we sponsor and attend all of Broadcast Music Incorporated’s “#1 Parties,” celebrating the artist and songwriters of country radio’s hit songs. We also have had multiple bankers selected for Leadership Music in past years, participating in a highly selective leadership program for the industry. As a result of our activism, we have become one of Nashville’s preeminent banks to the industry and subsequently created inroads to markets such as New York City and Los Angeles.

Private Banking

The private banking team maintains the second largest portfolio of loans and deposits in our bank, comprising approximately $98.7 million of our loan balances and $149.9 million of our deposit balances as of September 30, 2014. The loans are a mix of consumer home-equity, portfolio mortgage, and commercial-purpose loans. The deposit base consists largely of consumer checking and money market accounts. We have a team of eight bankers and two assistants to service this portfolio. We also have a wealth management banker to support the offerings of the private banking team, providing consultation and investment strategies to their clients.

Business Banking

Business banking is a relatively new area of expertise for our bank. In 2012, we successfully recruited one of Nashville’s leading business bankers, who has created and is growing our new business banking department comprised of four bankers. This department focuses on businesses that are slightly below the middle market threshold, with some activity in the small business / SBA market. As of September 30, 2014, business banking represents approximately $25.6 million of total deposits and $41.0 million of total loans.

Mortgage Banking

The mortgage banking team consists of seven mortgage loan officers, or MLOs, producing mortgage loans that we typically sell to the secondary market. Portfolio mortgage loans originated by this team are typically referred to other loan officers in the bank for the purpose of developing a more complete relationship with the client, and such loans totaled $2.2 million as of September 30, 2014.

Concierge Banking (Retail Branches)

We differentiate ourselves through our retail channel with a unique delivery model called concierge banking. We staff our branches with service-motivated and fully cross-trained bankers capable of handling any consumer client need, from transactions to account openings to loans. We also designed our branches to reflect a highly sophisticated, hospitality-inspired atmosphere. The resulting high-end experience compels our clients to promote the bank, generating significant account growth from word-of-mouth recommendations. Loans and deposits generated through this team totaled $13.1 million and $99.1 million, respectively as of September 30, 2014.

Our business is organized into cross-departmental industry verticals that pull from the different banking teams listed above to serve the diverse needs of our clients. These areas of focus are:

Music and Entertainment

In addition to our dedicated music and entertainment team, we have a cross-departmental vertical in this industry, formed with bankers and clients in other departments including Private Banking, Mortgage, and Commercial Banking. We periodically review this vertical to enhance collaboration among the teams and to measure growth. Upon last review as of December 31, 2014, this vertical comprises over $156.7 million of deposits and $98.7 million of loans.

Healthcare

In 2013, we successfully recruited a team of three bankers, a mortgage originator, an assistant, and a credit underwriter from a large regional institution to form our healthcare industry vertical. These bankers focus on serving the unique banking needs of professional practices and their practitioners, such as doctors, lawyers, and accountants, and formed the final piece of our healthcare industry vertical, which includes medium and large healthcare businesses. Through an active working group among our commercial banking, private banking, and medical practice teams, we believe we are able to serve the full range of functions within the healthcare industry including specialized products such as practice buy-in loans and physician-specific portfolio mortgages. The healthcare vertical comprises over $95.1 million of deposits and $78.9 million of loans as of September 30, 2014.

Not-for-Profit Banking

We also have an emerging specialty area in the form of not-for-profit banking, serving Nashville’s robust community of civic, philanthropic, educational, religious, and humanitarian organizations, among other traditional not-for-profit entities. As a result of the active civic engagement of our employees, we consistently find opportunities to bank some of Nashville’s preeminent institutions. We have created a specific checking product for these institutions, which has been a key differentiator for us in this specialty area. We periodically review this specialty area to assess our strategy and to measure growth. Upon last review as of September 4, 2014, this area comprises over $43.6 million of deposits and $27.6 million of loans.

As noted above, our organic growth has been further complemented by substantive knowledge of and visibility in two of Nashville’s prominent industries, music and entertainment and healthcare, and an emerging specialty area in not-for-profit banking. These industry verticals are formed by teams of experienced bankers across departmental lines. This collaboration allows us to cater to a client’s every banking need, from individual deposits to large corporate loans and spanning a diverse range of industry functions.

Employees

As of December 31, 2014, we had 134 total employees and 128 full-time equivalent employees. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We believe that our relations with our employees are good.

Recent Accolades

•	“Best Places To Work” (Nashville Business Journal, 2009 / 2010)

•	“Top Employers” (Business TN, Nashville Post, 2008 / 2009 / 2010)

•	“Top Workplaces” (The Tennessean, 2013 / 2014)

•	#4 “Best Bank to Work For” (American Bankers Assoc., 2014)

•	NEXT Award Winner (Nashville Chamber, 2014)

-	“Recognizing what’s NEXT in the entrepreneurial landscape of Nashville and Middle Tennessee”

-	“Celebrate the entrepreneurial spirit that has made middle Tennessee one of the best places to start a business”

•	Future 50 Award (Nashville Chamber, 2009)

-	The 50 fastest-growing businesses in the region, based on revenue growth

•	1 of 3 banks recognized as Nashville’s “Best Bank” (Nashville Scene, 2013 / 2014)

Properties

Our main office is located at 111 10th Avenue South, Suite 400, Nashville, Tennessee 37203. We lease our main office and also lease office space for our branches. Our leases have the following expiration dates.

Location	Lease Expiration
Main Office	11/30/2017
Cummins Station	11/30/2017
West End	10/31/2019
Green Hills	11/30/2028
Cool Springs	03/31/2023

We believe that we have the necessary infrastructure in place to support our projected growth in our primary markets. While we expect to continue to expand and diversify our business by hiring additional bankers in our primary markets, we do not anticipate establishing additional offices in new markets in the foreseeable future.

Material Legal Actions

We are sometimes party to legal actions that are routine and incidental to our business. In management’s opinion, the outcome of such matters, individually and in the aggregate, will not have a material effect on our results of operations or financial position.

Corporate Information

We were incorporated in the state of Tennessee in 2006. Our operations are conducted through Avenue Bank, which holds a charter dating to 1911. Our principal executive offices are located at 111 10th Avenue South, Suite 400, Nashville, Tennessee 37203, and our telephone number is (615) 252-2265. We also maintain an Internet site at www.avenuenashville.com. Our website and the information contained therein or limited thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

We completed our initial round of funding in February 2007, raising $75 million in capital and acquired a state charter. This was accomplished by the acquisition of a two-branch bank in rural western Tennessee having approximately $25 million in total assets. We immediately moved the headquarters to Nashville, and 23 months later completed the divestiture of the acquired bank’s assets and liabilities. We opened to the public for the first time in July 2007, with the opening of our first branch in Nashville’s historic Cummins Station building. In the same year, we opened our corporate headquarters in Nashville’s historic Union Station Baggage Building. Since then, we have opened three additional branches as well as a limited deposit courier service.

SUPERVISION AND REGULATION

Both we and our bank are subject to extensive federal and state banking laws and regulations that impose restrictions on and provide for general regulatory oversight of our operations. These laws and regulations require compliance with various consumer protection provisions applicable to lending, deposits, brokerage and fiduciary activities. They also impose capital adequacy requirements and restrict our ability to repurchase our stock and receive dividends from our bank. These laws and regulations generally are intended to protect the safety and soundness of the bank and its customers, rather than shareholders. The following discussion describes material elements of the regulatory framework that applies to us. However, the description below is not intended to summarize all laws and regulations applicable to us.

Bank Holding Company Regulation

Since we own all of the capital stock of our bank, we are a bank holding company under the BHC Act. As a result, we are primarily subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

Acquisition of Banks

The BHC Act requires every bank holding company to obtain the Federal Reserve’s prior approval before:

•	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will, directly or indirectly, own or control more than 5% of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

Additionally, the BHC Act provides that the Federal Reserve may not approve any of these transactions if such transaction would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve’s consideration of financial resources includes a focus on capital adequacy, which is discussed in the section titled “– Bank Regulation and Supervision – Capital Adequacy.” The Federal Reserve also is required to consider the effectiveness of the institutions in combating money laundering, including a review of the anti-money laundering program of the acquiring bank holding company and the anti-money laundering compliance records of a bank to be acquired as part of the transaction. Finally, the Federal Reserve takes into consideration the extent to which the proposal transaction would result in greater or more concentrated risks to the stability of the U.S. banking or financial system.

Under the BHC Act, if well-capitalized and well-managed, we or any other bank holding company located in Tennessee may purchase a bank located outside of Tennessee. Conversely, a well-capitalized and well-managed bank holding company located outside of Tennessee may purchase a bank located inside Tennessee. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in concentrations of deposits exceeding limits specified by statute. For example, Tennessee law currently prohibits a bank holding company from acquiring control of a Tennessee-based financial institution until the target financial institution has been in operation for at least three years.

Change in Bank Control

Subject to various exceptions, the BHC Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person’s or company’s acquiring “control” of a bank holding company. Under a rebuttable presumption established by the Federal Reserve pursuant to the Change in

Bank Control Act, the acquisition of 10% or more of a class of voting stock of a bank holding company would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company. In addition, any person or group of persons must obtain the approval of the Federal Reserve under the BHC Act before acquiring 25% (5% in the case of an acquirer that is already a bank holding company) or more of the outstanding voting stock of a bank holding company, the right to control in any manner the election of a majority of the company’s directors, or otherwise obtaining control or a “controlling influence” over the bank holding company.

Permitted Activities

Under the BHC Act, a bank holding company is generally permitted to engage in or acquire direct or indirect control of the voting shares of any company engaged in the following activities:

•	banking or managing or controlling banks; and

•	any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

•	leasing personal or real property;

•	operating a non-bank depository institution, such as a savings association;

•	trust company functions;

•	financial and investment advisory activities;

•	discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as an agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.

The Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries.

In addition to the permissible bank holding company activities listed above, a bank holding company may qualify and elect to become a financial holding company, thereby permitting the bank holding company to engage in activities that are financial in nature or incidental or complementary to financial activity. The BHC Act expressly lists the following activities as financial in nature:

•	lending, trust and other banking activities;

•	insuring, guaranteeing, or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state;

•	providing financial, investment, or economic advisory services;

•	issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	underwriting, dealing in or making a market in securities;

•	other activities that the Federal Reserve may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

•	foreign activities permitted outside of the United States if the Federal Reserve has determined them to be usual in connection with banking operations abroad;

•	merchant banking through securities or insurance affiliates; and

•	insurance company portfolio investments.

For us to qualify to become a financial holding company, we must be well-capitalized and well-managed. In addition, our bank and any other depository institution subsidiary of ours must be well-capitalized and well-managed and must have a CRA rating of at least “satisfactory.” Additionally, we must file an election with the Federal Reserve to become a financial holding company and must provide the Federal Reserve with 30 days written notice prior to engaging in a permitted financial activity. We have not elected to become a financial holding company at this time.

Support of Subsidiary Institutions

The Federal Deposit Insurance Act and Federal Reserve policy require a bank holding company to serve as a source of financial and managerial strength to its bank subsidiaries. In addition, where a bank holding company has more than one bank or thrift subsidiary, each of the bank holding company’s subsidiary depository institutions is responsible for any losses to the FDIC as a result of an affiliated depository institution’s failure. As a result of a bank holding company’s source of strength obligation, a bank holding company may be required to loan money to a bank subsidiary in the form of subordinate capital notes or other instruments which qualify as capital under bank regulatory rules. However, any loans from the holding company to such subsidiary banks likely will be unsecured and subordinated to such bank’s depositors and perhaps to other creditors of the bank.

Repurchase or Redemption of Securities

A bank holding company is generally required to give the Federal Reserve prior written notice of any purchase or redemption of its own then-outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve order or directive, or any condition imposed by, or written agreement with, the Federal Reserve. The Federal Reserve has adopted an exception to this approval requirement for well-capitalized bank holding companies that meet certain conditions.

Bank Regulation and Supervision

Our bank is subject to extensive federal and state banking laws and regulations that impose restrictions on and provide for general regulatory oversight of our operations. These laws and regulations are generally intended to protect the safety and soundness of our bank and our bank’s customers, rather than our shareholders. The following discussion describes the material elements of the regulatory framework that applies to our bank.

Since our bank is a commercial bank chartered under the laws of the state of Tennessee and is not a member of the Federal Reserve System, it is primarily subject to the supervision, examination and reporting requirements of the FDIC and the Tennessee Department of Financial Institutions. The FDIC and the TDFI regularly examine our bank’s operations and have the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. Both regulatory agencies have the power to take enforcement action to prevent the development or continuance of unsafe or unsound banking practices or other violations of law. Our bank’s deposits are insured by the FDIC to the maximum extent provided by law. Our bank is also subject to numerous federal and state statutes and regulations that affect its business, activities and operations.

Branching

Under current Tennessee law, our bank may open branch offices throughout Tennessee with the prior approval of the TDFI. In addition, with prior regulatory approval, our bank may acquire branches of existing banks located in Tennessee. While prior law imposed various limits on the ability of banks to establish new branches in states other than their home state, the Dodd-Frank Act allows a bank to branch into a new state by acquiring a branch of an existing institution or by setting up a new branch, without merging with an existing institution in the target state, if, under the laws of the state in which the branch is to be located, a state bank chartered by that state would be permitted to establish the branch. This makes it much simpler for banks to open de novo branches in other states.

FDIC Insurance Assessments

Our bank’s deposits are insured by the FDIC to the full extent provided in the Federal Deposit Insurance Act (currently $250,000 per deposit account), and our bank pays assessments to the FDIC for that coverage. Under the FDIC’s risk-based deposit insurance assessment system, an insured institution’s deposit insurance premium is computed by multiplying the institution’s assessment base by the institution’s assessment rate

•	Assessment Base. An institution’s assessment base equals the institution’s average consolidated total assets during a particular assessment period, minus the institution’s average tangible equity capital (that is, Tier 1 capital) during such period.

•	Assessment Rate. An institution’s assessment rate is assigned by the FDIC on a quarterly basis. To assign an assessment rate, the FDIC designates an institution as falling into one of four risk categories, or as being a large and highly complex financial institution. The FDIC determines an institution’s risk category based on the level of the institution’s capitalization and on supervisory evaluations provided to the FDIC by the institution’s primary federal regulator. Each risk category designation contains upward and downward adjustment factors based on long-term unsecured debt and brokered deposits. Assessment rates currently range from 0.025% per annum for an institution in the lowest risk category with the maximum downward adjustment, to 0.45% per annum for an institution in the highest risk category with the maximum upward adjustment. For the third quarter of 2014, the Bank’s assessment rate was set at $0.015, or $0.061 annually, per $100 of assessment base.

In addition to its risk-based insurance assessments, the FDIC also imposes Financing Corporation, or FICO, assessments to help pay the $780 million in annual interest payments on the $8 billion of bonds issued in the late 1980s as part of the government rescue of the savings and loan industry. For the third quarter of 2014, the FICO assessment was equal to $0.0016, or $0.0062 annually, per $100 of assessment base. These assessments will continue until the bonds mature in 2019.

The FDIC is responsible for maintaining the adequacy of the Deposit Insurance Fund, and the amount our bank pays for deposit insurance is affected not only by the risk our bank poses to the Deposit Insurance Fund, but also by the adequacy of the fund to cover the risk posed by all insured institutions. In recent years, systemic economic problems and changes in law have put pressure on the Deposit Insurance Fund. In this regard, from 2008 to 2013, the United States experienced an unusually high number of bank failures, resulting in significant losses to the Deposit Insurance Fund. Moreover, the Dodd-Frank Act permanently increased the standard maximum deposit insurance amount from $100,000 to $250,000, and raised the minimum required Deposit Insurance Fund reserve ratio (i.e., the ratio of the amount on reserve in the Deposit Insurance Fund to the total estimated insured deposits) from 1.15% to 1.35%. To support the Deposit Insurance Fund in light of these types of pressures, the FDIC took several actions in 2009 to supplement the revenues received from its annual deposit insurance premium assessments. Such actions included imposing a one-time special assessment on insured institutions and requiring that insured institutions prepay their regular quarterly assessments for the fourth quarter of 2009 through 2012. The FDIC’s possible need to increase assessment rates, charge additional one-time assessment fees, and take other extraordinary actions to support the Deposit Insurance Fund is generally considered to be greater in the current economic climate. If the FDIC were to take these types of actions in the future, they could have a negative impact on the Bank’s earnings.

Termination of Deposit Insurance

The FDIC may terminate its insurance of deposits of a bank if it finds that the bank has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Liability of Commonly Controlled Depository Institutions

Under the Federal Deposit Insurance Act, an FDIC-insured depository institution can be held liable for any loss incurred by, or reasonably expected, to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution, or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution in danger of default. “Default” is defined generally as the appointment of a conservator or receiver, and “in danger of default” is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC’s claim for damage is superior to claims of shareholders of the insured depository institution but is subordinate to claims of depositors, secured creditors, other general and senior creditors, and holders of subordinated debt (other than affiliates) of the institution.

Community Reinvestment Act

The CRA requires that, in connection with examinations of financial institutions within their respective jurisdictions, the federal banking agencies will evaluate the record of each financial institution in meeting the needs of its local community, including low and moderate-income neighborhoods. Our record of performance under the CRA is publicly available. These factors are also considered in evaluating applications seeking approval for mergers, acquisitions, and new offices or facilities. Failure to adequately meet these criteria could impose additional requirements and limitations on the bank. Additionally, we must publicly disclose the terms of various CRA-related agreements.

Interest Rate Limitations

Interest and other charges collected or contracted for by our bank are subject to state usury laws and federal laws concerning interest rates.

Federal Laws Applicable to Consumer Credit and Deposit Transactions

Our bank’s loan and deposit operations are subject to a number of federal consumer protection laws, including:

•	the Federal Truth in Lending Act, governing disclosures of credit terms to consumer borrowers;

•	the Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, color, religion, national origin, sex, marital status or certain other prohibited factors in all aspects of credit transactions;

•	the Fair Credit Reporting Act, or FCRA, governing the use and provision of information to credit reporting agencies;

•	the Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected by debt collectors;

•	the Service members Civil Relief Act, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service;

•	the Gramm-Leach-Bliley Act, governing the disclosure and safeguarding of sensitive nonpublic personal information of our customers;

•	the Right to Financial Privacy Act, imposing a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	the Electronic Funds Transfer Act governing automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

•	the rules and regulations of the Bureau and various federal agencies charged with the responsibility of implementing these federal laws.

Capital Adequacy

The federal banking regulators view capital levels as important indicators of an institution’s financial soundness. In this regard, we and our bank are required to comply with the capital adequacy standards established by the Federal Reserve (in the case of Avenue Financial Holdings, Inc.) and the FDIC and the TDFI (in the case of our bank). The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. The FDIC has established substantially similar measures for banks.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement actions, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business. Significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

The current risk-based capital guidelines, commonly referred to as Basel I, are based upon the 1988 capital accord of the Basel Committee on Banking Supervision, or Basel Committee, an international committee of central banks and bank supervisors, as implemented by the U.S. federal banking agencies. As discussed further below, the federal banking agencies have adopted separate risk-based capital guidelines for so-called “core banks” based upon the Revised Framework for the International Convergence of Capital Measurement and Capital Standards, or Basel II, issued by the Basel Committee in November 2005, and recently adopted rules implementing the revised standards referred to as Basel III.

Basel I

Under Federal Reserve regulations implementing the Basel I standards, the minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 capital and Tier 2 capital. Tier 1 capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 capital must equal at least 4% of risk-weighted assets. Tier 2 capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 capital is limited to 100% of Tier 1 capital. At September 30, 2014, our consolidated ratio of total capital to risk-weighted assets was 12.49%, and our ratio of Tier 1 capital to risk-weighted assets was 11.39%.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve’s risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At September 30, 2014, our leverage ratio was 9.16%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

As of September 30, 2014, we were well-capitalized under the regulatory framework for prompt corrective action. To remain categorized as well-capitalized, our bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios of 10%, 6%, and 5%, respectively. In addition to the foregoing federal requirements, Tennessee state banks are required to have the capital structure that the TDFI deems adequate and the Commissioner may require a state bank to increase its capital structure to the point deemed adequate by the Commissioner before granting approval of a branch application or charter amendment.

Basel II

Under the final U.S. Basel II rules issued by the federal banking agencies, there are a small number of “core” banking organizations that have been required to use the advanced approaches under Basel II for calculating risk-based capital related to credit risk and operational risk, instead of the methodology reflected in the regulations effective prior to adoption of Basel II. The rules also require core banking organizations to have rigorous processes for assessing overall capital adequacy in relation to their total risk profiles, and to publicly disclose certain information about their risk profiles and capital adequacy. Neither we nor our bank are among the core banking organizations required to use Basel II advanced approaches.

Basel III

On December 16, 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, known as Basel III. The Basel III calibration and phase-in arrangements were previously endorsed by the Seoul G20 Leaders Summit in November 2010. Under these standards, when fully phased-in on January 1, 2019, banking institutions would be required to satisfy three risk-based capital ratios:

•	A new common equity tier 1 capital to risk-weighted assets ratio of at least 7.0%, inclusive of a 4.5% minimum common equity tier 1 capital ratio, net of regulatory deductions, and a new 2.5% “capital conservation buffer” of common equity to risk-weighted assets;

•	A tier 1 capital ratio of at least 8.5%, inclusive of the 2.5% capital conservation buffer; and

•	A total capital ratio of at least 10.5%, inclusive of the 2.5% capital conservation buffer.

Basel III places more emphasis than current capital adequacy requirements on common equity tier 1 capital, or “CET1,” which is predominately made up of retained earnings and common stock instruments. Basel III also introduces a capital conservation buffer, which is designed to absorb losses during periods of economic stress. Banking institutions with a CET1 ratio above the minimum but below the capital conservation buffer may face constraints on dividends, equity repurchases, and compensation based on the amount of such shortfall. The Basel Committee also announced that a “countercyclical buffer” of 0% to 2.5% of CET1 or other loss-absorbing capital “will be implemented according to national circumstances” as an “extension” of the conservation buffer during periods of excess credit growth.

Basel III also introduced a non-risk adjusted tier 1 leverage ratio of 3%, based on a measure of total exposure rather than total assets.

United States Implementation of Basel III

In July 2013, the federal banking agencies published final rules, or the Basel III Capital Rules that revised their risk-based and leverage capital requirements and their method for calculating risk-weighted assets to implement, in part, agreements reached by the Basel Committee and certain provisions of the Dodd-Frank Act. The Basel III Capital Rules will apply to banking organizations, including us and our bank.

Among other things, the Basel III Capital Rules: (i) introduce CET1; (ii) specify that tier 1 capital consists of CET1 and additional financial instruments satisfying specified requirements that permit inclusion in tier 1 capital; (iii) define CET1 narrowly by requiring that most deductions or adjustments to regulatory capital measures be made to CET1 and not to the other components of capital; and (iv) expand the scope of the deductions or adjustments from capital as compared to the existing regulations. The Basel III Capital Rules also provide a permanent exemption from the proposed phase out of existing trust preferred securities and cumulative perpetual preferred stock from regulatory capital for banking organizations with less than $15 billion in total consolidated assets as of December 31, 2009.

The Basel III Capital Rules provide for the following minimum capital to risk-weighted assets ratios:

•	4.5% based upon CET1;

•	6.0% based upon tier 1 capital; and

•	8.0% based upon total regulatory capital.

A minimum leverage ratio (tier 1 capital as a percentage of total assets) of 4.0% is also required under the Basel III Capital Rules (even for highly rated institutions). The Basel III Capital Rules additionally require institutions to retain a capital conservation buffer of 2.5% above these required minimum capital ratio levels. Banking organizations that fail to maintain the minimum 2.5% capital conservation buffer could face restrictions on capital distributions or discretionary bonus payments to executive officers.

As a result of the enactment of the Basel III Capital Rules, we and our bank could be subject to increased required capital levels. The Basel III Capital Rules became effective as applied to us and our bank on January 1, 2015, with a phase-in period that generally extends through January 1, 2019.

The ultimate impact of the new capital standards on us and our bank is currently being reviewed and will depend on a number of factors, including the implementation of the new Basel III Capital Rules and any additional related rulemaking by the U.S. banking agencies.

Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of “prompt corrective action” to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) into which all institutions are placed. The federal banking agencies have also specified by regulation the relevant capital thresholds for each of those categories. When effective, the Basel III Capital Rules will amend those thresholds to reflect both (i) the generally heightened requirements for regulatory capital ratios, and (ii) the introduction of the CET1 capital measure. At December 31, 2014, our bank qualified for the well-capitalized category.

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. For example, institutions in all three undercapitalized categories are automatically restricted from paying distributions and management fees, whereas only an institution that is significantly undercapitalized or critically undercapitalized is restricted in its compensation paid to senior executive officers. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of (i) 5% of an undercapitalized subsidiary’s assets at the time it became undercapitalized and (ii) the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval.

The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

Liquidity

Financial institutions are subject to significant regulatory scrutiny regarding their liquidity positions. This scrutiny has increased during recent years, as the economic downturn that began in the late 2000s negatively affected the liquidity of many financial institutions. Various bank regulatory publications, including FDIC Financial Institution Letter FIL-13-2010 (Funding and Liquidity Risk Management) and FDIC Financial Institution Letter FIL-84-2008 (Liquidity Risk Management), address the identification, measurement, monitoring and control of funding and liquidity risk by financial institutions.

Basel III also addresses liquidity management by proposing two new liquidity metrics for financial institutions. The first metric is the “Liquidity Coverage Ratio,” and it aims to require a financial institution to maintain sufficient high quality liquid resources to survive an acute stress scenario that lasts for one month. The second metric is the “Net Stable Funding Ratio,” and its objective is to require a financial institution to maintain a minimum amount of stable sources relative to the liquidity profiles of the institution’s assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments, over a one-year horizon.

In the Basel III Capital Rules, the federal banking regulators did not address either the Liquidity Coverage Ratio or the Net Stable Funding Ratio. However, on November 29, 2013, the Federal Reserve, FDIC and Office of the Comptroller of the Currency jointly issued a proposed rule implementing a Liquidity Coverage Ratio requirement in the United States for larger banking organizations. Neither we nor our bank would be subject to such requirement as proposed.

The Liquidity Coverage Ratio and the Net Stable Funding Ratio continue to be monitored for implementation, and we cannot yet provide concrete estimates as to how those requirements, or any other regulatory positions regarding liquidity and funding, might affect us or our bank. However, we note that increased liquidity requirements generally would be expected to cause our bank to invest its assets more conservatively – and therefore at lower yields – than it otherwise might invest. Such lower-yield investments likely would reduce the Bank’s revenue stream, and in turn its earnings potential.

Payment of Dividends

We are a legal entity separate and distinct from our bank. Our principal source of cash flow, including cash flow to pay dividends to our shareholders, is dividends our bank pays to us as our bank’s sole shareholder. Statutory and regulatory limitations apply to our bank’s payment of dividends to us as well as to our payment of dividends to our shareholders. The requirement that a bank holding company must serve as a source of strength to its subsidiary banks also results in the position of the Federal Reserve that a bank holding company should not maintain a level of cash dividends to its shareholders that places undue pressure on the capital of its bank subsidiaries or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company’s ability to serve as such a source of strength. Our ability to pay dividends is also subject to the provisions of Tennessee corporate law which prevents payment of dividends if, after giving effect to such payment, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus any amounts needed to satisfy any preferential rights if we were dissolving. In addition, in deciding whether or not to declare a dividend of any particular size, our board of directors must consider our and our bank’s current and prospective capital, liquidity, and other needs.

The TDFI also regulates our bank’s dividend payments. Under Tennessee law, a state-chartered bank may not pay a dividend without prior approval of the Commissioner if the total of all dividends declared by its board of directors in any calendar year will exceed (i) the total of its retained net income for that year, plus (2) its retained net income for the preceding two years.

Our bank’s payment of dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividends if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

Restrictions on Transactions with Affiliates and Insiders

We are subject to Section 23A of the Federal Reserve Act, which places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates

•	loans or extensions of credit made by a bank to third parties collateralized by the securities or obligations of affiliates;

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate;

•	a bank’s transactions with an affiliate involving the borrowing or lending of securities to the extent they create credit exposure to the affiliate; and

•	a bank’s derivative transactions with an affiliate to the extent they create credit exposure to the affiliate.

Subject to various exceptions, the total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, the above transactions also must meet specified collateral requirements and safety and soundness requirements. Our bank must also comply with provisions prohibiting the acquisition of low-quality assets from an affiliate.

We are also subject to Section 23B of the Federal Reserve Act, which, among other things, prohibits an institution from engaging in the above transactions with affiliates, as well as other types of transactions set forth in Section 23B, unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Our bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution’s total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Commercial Real Estate Concentration Limits

In December 2006, the federal banking regulators issued guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” to address increased concentrations in commercial real estate, or CRE, loans. The guidance describes the criteria the agencies will use as indicators to identify institutions potentially exposed to CRE concentration risk. An institution that has (i) experienced rapid growth in CRE lending, (ii) notable exposure to a specific type of CRE, (iii) total reported loans for construction, land development, and other land representing 100% or more of the institution’s capital, or (iv) total CRE loans representing 300% or more of the institution’s capital, and the outstanding balance of the institutions CRE portfolio has increased by 50% or more in the prior 36 months, may be identified for further supervisory analysis of the level and nature of its CRE concentration risk. As of September 30, 2014, our bank’s total CRE loans represented 307% of its capital, thus exceeding the 300% target.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting non-public personal information of their customers. Customers generally may prevent financial institutions from sharing nonpublic personal information with nonaffiliated third parties except under certain circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly offering a product or service with a nonaffiliated financial institution. Additionally, financial institutions generally are prohibited from disclosing consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.

Consumer Credit Reporting

The FCRA imposes, among other things:

•	requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, to place a fraud alert in the consumer’s credit file stating that the consumer may be the victim of identity theft or other fraud;

•	requirements for entities that furnish information to consumer reporting agencies to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate;

•	requirements for mortgage lenders to disclose credit scores to consumers in certain circumstances; and

•	limitations on the ability of a business that receives consumer information from an affiliate to use that information for marketing purposes.

Anti-Terrorism and Money Laundering Legislation

Our bank is subject to the Bank Secrecy Act, USA Patriot Act, and the requirements of OFAC. These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and accounts and other relationships intended to guard against money laundering and terrorism financing. Our bank has established an anti-money laundering program pursuant to the Bank Secrecy Act and customer identification program pursuant to the USA Patriot Act. The bank also maintains records of cash purchases of negotiable instruments, files reports of certain cash transactions exceeding $10,000 (daily aggregate amount), and reports suspicious activity that might signify money laundering, tax evasion, or other criminal activities pursuant to the Bank Secrecy Act. Our bank otherwise has implemented policies and procedures to comply with the foregoing requirements.

Effect of Governmental Monetary Policies

Our bank’s earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict, and have no control over, the nature or impact of future changes in monetary and fiscal policies.

Sarbanes-Oxley Act

The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered, or that file reports, under the Exchange Act. In particular, the act established (i) requirements for audit committees, including independence, expertise and responsibilities; (ii) responsibilities regarding financial statements for the chief executive officer and chief financial officer of the reporting company and new requirements for them to certify the accuracy of periodic reports; (iii) standards for auditors and regulation of audits; (iv) disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) civil and criminal penalties for violations of the federal securities laws. The legislation also established a new accounting oversight board to enforce auditing standards and restrict the scope of services that accounting firms may provide to their public company audit clients.

Overdraft Fees

Federal Reserve Regulation E restricts banks’ abilities to charge overdraft fees. The rule prohibits financial institutions from charging fees for paying overdrafts on ATM and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions.

The Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Act was signed into law. As final rules and regulations implementing the Dodd-Frank Act have been adopted, this new law has significantly changed and is significantly changing the bank regulatory framework and affected the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act will depend on the rules and regulations that implement it.

A number of the effects of the Dodd-Frank Act are described or otherwise accounted for in various parts of this Supervision and Regulation section. The following items provide a brief description of certain other provisions of the Dodd-Frank Act that may be relevant to us and our bank.

•	The Dodd-Frank Act created the new Bureau with broad powers to supervise and enforce consumer financial protection laws. The Bureau now has broad rule-making authority for a wide range of consumer protection laws that apply to all banks, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Bureau has examination and enforcement authority with respect to enumerated consumer financial protection laws over all banks with more than $10 billion in assets. Institutions with less than $10 billion in assets will continue to be examined for compliance with consumer financial protection laws by their primary bank regulator.

•	The Dodd-Frank Act imposed new requirements regarding the origination and servicing of residential mortgage loans. The law created a variety of new consumer protections, including limitations, subject to exceptions, on the manner by which loan originators may be compensated and an obligation on the part of lenders to verify a borrower’s “ability to repay” a residential mortgage loan. Final rules implementing these latter statutory requirements became effective in 2014.

•	The Dodd-Frank Act eliminated the federal prohibitions on paying interest on demand deposits effective one year after the date of its enactment, thus allowing businesses to have interest bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.

•	The Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies. The Dodd-Frank Act (i) requires publicly traded companies to give shareholders a non-binding vote on executive compensation and golden parachute payments; (ii) enhances independence requirements for compensation committee members; (iii) requires companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers; (iv) authorizes the SEC to promulgate rules that would allow shareholders to nominate their own candidates using a company’s proxy materials; and (v) directs the federal banking regulators to issue rules prohibiting incentive compensation that encourages inappropriate risks.

•	While insured depository institutions have long been subject to the FDIC’s resolution regime, the Dodd-Frank Act creates a new mechanism for the FDIC to conduct the orderly liquidation of certain “covered financial companies,” including bank holding companies and systemically important non-bank financial companies. Upon certain findings being made by the U.S. Secretary of the Treasury, in consultation with the President of the United States, the FDIC may be appointed receiver for a covered financial company, and would conduct an orderly liquidation of the entity. The FDIC liquidation process is modeled on the existing Federal Deposit Insurance Act process for resolving insured banks. The FDIC has issued final rules implementing certain aspects of its orderly liquidation authority.

As noted above, many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on us. However, compliance with the Dodd-Frank Act and its implementing regulations clearly will result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition and results of operations.

Interchange Fees

The Dodd-Frank Act, through a provision known as the Durbin Amendment, required the Federal Reserve to establish standards for interchange fees that are “reasonable and proportional” to the cost of processing the debit card transaction and imposes other requirements on card networks. Institutions like the bank with less than $10 billion in assets generally are exempt from these interchange fee standards. However, while we are under the $10 billion level that caps interchange fees, we have been affected by federal regulations that prohibit network exclusivity arrangements and routing restrictions.

The Volcker Rule

On December 10, 2013, five U.S. financial regulators, including the Federal Reserve and the FDIC, adopted a final rule implementing the “Volcker Rule.” The Volcker Rule was created by Section 619 of the Dodd-Frank Act and prohibits “banking entities” from engaging in “proprietary trading.” Banking entities also are prohibited from sponsoring or investing in private equity or hedge funds, or extending credit to or engaging in other covered transactions with affiliated private equity or hedge funds. The fundamental prohibitions of the Volcker Rule generally apply to banking entities of any size, including us and the bank. The final rule became effective April 1, 2014, but the Federal Reserve has extended the conformance period for all banking entities until July 21, 2015.

MANAGEMENT

Board of Directors

Our bylaws provide that our board of directors will consist of up to 15 directors, with the precise number of directors being determined by our board of directors from time to time. As of the date of this prospectus we have 11 directors. Our board of directors is divided into three classes of directors with the number of directors in each class being as equal as possible. As a result, approximately one-third of our directors are elected at each annual meeting of our shareholders for three-year terms and hold office until their successors are duly elected and qualified or until their earlier death, resignation or removal. Shareholders are not entitled to cumulative voting in the election of our directors. Our board of directors also serves as the board of directors of our bank. The following tables set forth certain information regarding our directors and executive officers.

Name	Age	Since	Term Expires	Position with our Company
Ronald L. Samuels	68	2006	2017	Chairman and Chief Executive Officer (4)
G. Kent Cleaver	58	2012	2017	President, Director, and Chief Operating Officer (4)
Marty Dickens	67	2006	2016	Director (2)(3)
David G. Anderson	67	2006	2015	Director (2)(4)
Agenia Clark	55	2006	2015	Director (1)
Joseph C. Galante	65	2006	2016	Director (3)(4)
Steve Moore	60	2006	2016	Director (1)(2)
David Ingram	52	2006	2017	Director (2)(3)
Ken Robold	50	2006	2017	Director (1)
Patrick G. Emery	64	2009	2015	Director (4)
Karen Saul	52	2009	2015	Director (1)(3)

(1)	Audit Committee
(2)	Corporate Governance and Nominations Committee
(3)	Compensation Committee
(4)	Asset Liability Management Committee

Other Executive Officers

In addition to Messrs. Samuels and Cleaver who are listed above, our executive officers consist of the following persons:

Name	Age	Since	Position with our Company
Barbara J. Zipperian	57	2006	Executive Vice President and Chief Financial Officer
E. Andrew Moats	38	2006	Executive Vice President and Chief Credit Officer

The experience of each of our board of directors and other executive officers is summarized below.

Ronald L. Samuels – Chief Executive Officer and Chairman of the Board of Directors

Mr. Samuels was one of our co-founders in 2006. He formerly served as Group President of middle Tennessee at Regions Bank. Mr. Samuels is well known as a community leader, with a long history of board service and leadership roles, including The Tennessee Bankers Association, Country Music Association Foundation, Leadership Nashville, Partnership 2010, Music City Center Coalition, Nashville Sports Council, Music City Bowl, and Nashville Predators Foundation. He also served as Chairman of the Nashville Area Chamber of Commerce from 2008 to 2010. We believe that Mr. Samuels’ extensive experience in banking and his connections within the Nashville community, currently a major focus of our business, qualify him to serve as a member of our board of directors.

Kent Cleaver – President, Director and Chief Operating Officer

Mr. Cleaver was one of our co-founders in 2006, and he has enjoyed a 37-year career in the Nashville banking community, including leadership in retail and commercial banking, sales management, and operational management at a statewide level. He formerly served as the middle Tennessee commercial banking executive for both First Union and Regions Bank. He is an active member of the middle Tennessee community, currently serving on the Executive Committee for the Lipscomb University Business Leadership Council, and as board chair of the Board of Visitors, College of Business, Lipscomb University. He is a graduate of Leadership Nashville (Class of 2013) as well as Leadership Middle Tennessee (Class of 2010). We believe that Mr. Cleaver’s extensive banking experience in the Nashville market, currently a major focus of our business, qualify him to serves as a member of our board of directors.

Barbara J. Zipperian, CPA – Executive Vice President and Chief Financial Officer

Ms. Zipperian was one of our co-founders in 2006 and serves as Executive Vice President and Chief Financial Officer. Ms. Zipperian has 34 years of finance and accounting experience in the banking industry, with particular expertise in corporate planning, forecasting, financial analysis, facilities and capital management, investor relations and internal audit. She formerly served as a Regional Financial Officer for Regions Bank and Corporate Planning Manager for Union Planters Bank in Memphis, Tennessee.

E. Andrew Moats – Executive Vice President and Chief Credit Officer

Mr. Moats was one of our co-founders in 2006 and serves as Executive Vice President and Chief Credit Officer. Mr. Moats also directs the General Bank Group, consisting of the Music and Entertainment, Private Banking, and Business Banking banking groups. Mr. Moats has over 14 years of banking experience in middle Tennessee and he formerly served as Regional Credit Officer for the Southeast Region at Regions Bank.

David G. Anderson – Director

Mr. Anderson has been Senior Vice President – Finance of HCA, one of the nation’s leading provider of healthcare services, since July 1999 and was Treasurer of HCA from July 1999 until July 2014. He is responsible for HCA’s treasury functions, including corporate finance, investment, cash management and ongoing relationships with the financial community. We believe that Mr. Anderson’s experience in finance and accounting, as well as his experience in the healthcare industry in the Nashville community, currently a major focus of our business, qualify him to serve as a member of our board of directors.

Agenia Clark – Director

Ms. Clark has been the President and CEO of the Girl Scout Council of Middle Tennessee, an organization that serves more than 14,000 girls and 7,000 volunteers in 39 counties throughout middle Tennessee, since April 2004. Prior to her tenure with the Girl Scout Council, she was the Vice President of Human Resources for the Tennessee Education Lottery Corporation; a Senior Director of Human Resources at Vanderbilt University from June 2003 to January 2004, and worked in governmental relations, marketing, business ethics and human resources at Nortel Networks, an international telecommunications company from June 1989 to March 2003. Ms. Clark has served as a member of the Tennessee Board of Regents and serves on the Advisory Council to the College of Business at the University of Tennessee, Knoxville. We believe that Ms. Clark’s business experience in the Nashville community, currently a major focus of our business, qualifies her to serve as a member of our board of directors.

Patrick G. Emery – Director

Mr. Emery has been the President of Spectrum Properties | Emery, Inc., a full service commercial real estate company, since August 2009. Spectrum Properties | Emery, Inc. develops, markets and manages class A office in

the Nashville MSA. Spectrum Properties | Emery Inc. now manages more than 1.5 million square feet of class A office space in the Nashville MSA while spearheading the future of the region with projects such as the Nashville Convention Center redevelopment. Mr. Emery served as Executive Vice President of Crescent Resources, Inc., a full service commercial real estate company, from August 1995 to August 2009. We believe that Mr. Emery’s extensive experience in commercial real estate developments, especially in the Nashville community, currently a major focus of our business, qualifies him to serve as a member of our board of directors.

Karen Saul – Director

Ms. Saul has been the Area Chairman of Arthur J. Gallagher & Co., or AJG, since September 2014 and served as Area President from November 2008 until her promotion in 2014. AJG is a global leader in insurance brokerage and risk management services. Ms. Saul previously served as the owner and Chief Executive Officer of The HR Group, LLC, a leader in employee benefits, human resource management and outsourcing from August 1999 until November 2008 when she merged her company with AJG. Ms. Saul has served on the Advisory Board of Medical Reimbursements of America, LLC, the Board of Trustees at The Oak Hill School, the Nashville Area Chamber of Commerce, and the Executive Committee of the Board of Trustees for the United Way of Middle Tennessee. We believe that Ms. Saul’s experience and connections in the Nashville community, currently a major focus of our business, and her business experience in human resources and management practices, qualify her to serve as a member of our board of directors.

Marty Dickens – Director

Mr. Dickens was President of BellSouth/AT&T TN until his retirement in October 2007, having served at the company since June 1969. Mr. Dickens is Chairman of the Board of Trustees of Belmont University, serves on the corporate board of Genesco and Blue Cross/Blue Shield of Tennessee, and serves as Chairman of the Board of Harpeth Capital, an investment banking firm. He currently serves as chairman of the Music City Center Authority, which was responsible for the financing, construction and now the operation of the new Nashville convention center. We believe that Mr. Dickens’ leadership experience and extensive community contacts in the Nashville community, currently a major focus of our business, qualify him to serve as a member of our board of directors.

Joseph C. Galante – Director

Mr. Galante was Chairman of Sony Music from January 1995, until his retirement in July 2010. He helped launch the careers of Alabama, Clint Black, Kenny Chesney, Sara Evans, Dave Matthews, Wu Tang Clan, SWV, The Judds, Lonestar, Martina McBride, K.T. Oslin, Kellie Pickler, Carrie Underwood, Keith Whitley, Chris Young and many more. His leadership bolstered the careers of such superstars as Brooks & Dunn, Alan Jackson, Miranda Lambert and Brad Paisley. He serves on the boards of the Country Music Association, Iroquois Capital, Artist Growth and Fishbowl Spirits. He is currently a mentor in residence at the Entrepreneur Center in Nashville. We believe that Mr. Galante’s extensive experience and contacts in the music industry, and his interest in entrepreneurial development in the Nashville community, currently major focuses of our business, qualify him to serve as a member of our board of directors.

Steve Moore – Director

Mr. Moore is the owner of Moore Entertainment, a consulting company to the music industry. He was Chief Executive Officer of the Country Music Association from July 2010 to July 2013 and Executive Vice President of the Nashville office of the global firm, AEG Live! from May 2004 to July 2010. Mr. Moore owns his own country music promotional company, Moore Entertainment, and has created and developed several annual Blues Music festivals in cities in the South and Midwest. Through his company, Independent Booking and Management, Mr. Moore has booked and promoted shows with Huey Lewis, Greg Allman, George Strait, Sting, Amy Grant and Stevie Ray Vaughan. We believe that Mr. Moore’s extensive experience and contacts in the music industry, a major focus of our business, qualify him to serve as a member of our board of directors.

David Ingram – Director

Mr. Ingram has served as Chairman of Ingram Entertainment Inc., the nation’s largest distributor of DVDs and video games, since April 1996. From April 1996 through August 2012, Mr. Ingram served as Chairman and President of Ingram Entertainment Inc. Mr. Ingram also has served as Chairman of DBI Beverage Inc., an operator of beverage distributorships in eight major markets in California, since he founded that company in February 2002. Prior to these roles, he served as Assistant to the Treasurer of Ingram Industries Inc. and as a Development Officer at Duke University. Mr. Ingram is currently President of The Golf Club of Tennessee, Chairman of the Montgomery Bell Academy Board of Trustees, Chairman of the Vanderbilt Owen Graduate School of Management Board of Visitors, and head of the Investment Committee for the Tennessee Golf Foundation. We believe that Mr. Ingram’s leadership experience and business contacts in the Nashville community, currently a major focus of our business, qualify him to serve as a member of our board of directors.

Ken Robold – Director

Mr. Robold is currently a consultant to the entertainment industry. He was President of Zac Brown’s label, Southern Ground Artists, from April 2013 to May 2014. He oversaw the label’s recorded music, publishing and studio divisions and focused on building the publishing catalog. From December 1990 to March 2013, Mr. Robold was Executive Vice President and General Manager of Universal Music Nashville. Mr. Robold is a member of the Country Music Association and serves as a member of the board of the Academy of Country Music. We believe that Mr. Robold’s extensive connections in the music industry, a major focus of our business, and his financial and accounting expertise qualify him to serve as a member of our board of directors.

The Role of our Board of Directors

In accordance with our bylaws and Tennessee law, our board of directors oversees the management of the business and affairs of our company. The members of our board of directors keep informed about our business through discussions with senior management and other of our officers and managers and the officers and managers of our bank, by reviewing analyses and reports sent to them by management and outside consultants, and by participating in board of directors’ meetings and meetings of those board committees on which they serve.

Corporate Governance Principles and Board Matters

We are committed to having sound corporate governance principles, which are essential to running our business efficiently and maintaining our integrity in the marketplace. Our board of directors has adopted Corporate Governance Guidelines, which set forth the framework within which our board of directors, assisted by board committees, direct the affairs of our organization. Our Corporate Governance Guidelines address, among other things, the composition and functions of our board of directors, director independence, compensation of directors, management succession and review, board committees and selection of new directors. Upon completion of this offering, our Corporate Governance Guidelines will be available on our website at www.avenuenashville.com.

Director Qualifications. We believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, government or banking. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on boards of other companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of all shareholders. When considering potential director candidates, our board of directors also considers the candidate’s character, judgment, diversity, age, skills, including financial literacy, and experience in the context of our needs and those of the board of directors.

We have no formal policy regarding the diversity of our board of directors. Our Corporate Governance and Nominations Committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include personal characteristics. Our Corporate Governance and Nominations Committee’s and our board of director’s priority in selecting board members is identification of persons who will further the interests of our shareholders through his or her record of professional and personal experiences and expertise relevant to our growth strategy.

Director Independence. Under the rules of the NASDAQ Stock Market, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the NASDAQ Stock Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors. Our board of directors has evaluated the independence of its members based upon the rules of the NASDAQ Stock Market and the SEC. Applying these standards, our board of directors has affirmatively determined that, with the exception of Messrs. Samuels and Cleaver, who are executive officers, each of our current directors is an independent director, as defined under the applicable rules. Our board of directors determined that Messrs. Samuels and Cleaver do not qualify as independent directors because they are executive officers of our company.

Board Leadership Structure. Our board of directors meets monthly. Our board of directors does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the board of directors, as our board of directors believes that it is in the best interests of our organization to make that determination from time to time based on the position and direction of our organization and the membership of our board of directors. Our board of directors has determined that having our Chief Executive Officer serve as Chairman of the board of directors is in the best interests of our shareholders at this time. This structure makes best use of the Chief Executive Officer’s extensive knowledge of our organization and the banking industry. Our board of directors views this arrangement as also providing an efficient nexus between our organization and our board of directors, enabling our board of directors to obtain information pertaining to operational matters expeditiously and enabling our Chairman to bring areas of concern before our board of directors in a timely manner. Because the positions of Chairman and Chief Executive Officer are held by the same person, our board of directors has designated Mr. Dickens to serve as Lead Independent Director. The Lead Independent Director serves as a liaison between the Chairman and the other independent directors and has the authority to call and chair meetings of the independent directors as often as necessary.

Compensation Committee Interlocks and Insider Participation. None of our executive officers currently serves as a member of the compensation committee or as a director with compensation duties of any entity that has executive officers serving on our Compensation Committee or on our board of directors. None of our executive officers has served in such capacity in the past 12 months. Additionally, no member of our Compensation Committee is or has been an employee of us or our bank.

Code of Conduct

Prior to completion of this offering, our board of directors will adopt a Code of Business Conduct and Ethics, or Code of Conduct, governing all of our directors, officers, and employees. The Code of Conduct will cover compliance with law; fair and honest dealings with us, with competitors and with others; fair and honest disclosure to the public; and procedures for ensuring accountability and adherence to the Code of Conduct. Upon completion of the offering, a copy of our Code of Conduct will be available free of charge on our website at www.avenuenashville.com. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website, as well as any other means required by the NASDAQ Stock Market rules.

Family Relationships

There is no family relationship between any of our directors, executive officers or persons nominated to become a director or executive officer.

Committees of our Board of Directors

Our board of directors maintains the authority to appoint committees to perform certain management and administrative functions. Our board of directors has established four permanent committees: the Audit Committee, the Corporate Governance and Nominations Committee, the Compensation Committee, and the Asset Liability Management Committee. Our board of directors has adopted written charters for each of these committees. As necessary from time to time, special committees may be established by our board of directors to address certain issues.

Audit Committee

Our Audit Committee consists of Mr. Robold (Committee Chairman), Mr. Moore, Ms. Saul and Ms. Clark. Currently, and upon the closing of this offering, our Audit Committee will be responsible for, among other things: the selection and engagement of, and the resolution of any disagreements with, our independent auditors; the selection, engagement, retention, and compensation of our internal auditing firm; the review of major issues regarding accounting principles and financial statement presentations; the review of internal financial controls; the preparation of any reports required by an audit committee under rules of the SEC; the review and approval of related party transactions; and the evaluation of risks associated with our business and development of monitoring and mitigation programs to reduce such risks. Our audit committee meets at least one time per year with our independent auditors.

Our board of directors has affirmatively determined that Messrs. Robold and Moore, Ms. Saul and Ms. Clark each satisfies the requirements for independence as an audit committee member and Mr. Robold satisfies the requirements for financial literacy under the rules and regulations of the NASDAQ Stock Market and the SEC. Mr. Robold qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of the NASDAQ Stock Market. Upon completion of the offering, the Audit Committee charter will be available on our website at www.avenuenashville.com.

Corporate Governance and Nominations Committee

We maintain a Corporate Governance and Nominations Committee consisting of Messrs. Dickens (Committee Chairman), Moore, Ingram and Anderson, each of whom is a nonemployee member of our board of directors. Currently, and upon the closing of this offering, our Corporate Governance and Nominations Committee will be responsible for, among other things, recommending any changes in the size of our board of directors; identifying and recommending potential nominees to stand for election to our board of directors; developing standards to be applied in making determinations regarding material relationships between any director and us; overseeing management continuity and succession planning; and developing and monitoring corporate governance guidance

Our board of directors has determined that each member of our Corporate Governance and Nominations Committee meets the requirements for independence under the rules of the NASDAQ Stock Market and the SEC rules and regulations. Upon completion of this offering, the Corporate Governance and Nominations committee charter will be available on our website at www.avenuenashville.com.

Compensation Committee

We maintain a Compensation Committee consisting of Messrs. Dickens (Committee Chairman), Galante, and Ingram and Ms. Saul, each of whom is a nonemployee member of our board of directors.

Currently, and upon the closing of this offering, our Compensation Committee will be responsible for, among other things, reviewing corporate goals relevant to compensation of our Chief Executive Officer, evaluating the performance of, and recommending to our board of directors compensation for, our Chief Executive Officer; recommending to our board of directors compensation for all of our named executive officers; administering our employee benefit plans and equity incentive programs; reviewing and recommending any change in control agreements for our named executive officers; recommending director compensation; and engaging and consulting with outside compensation consultants, legal counsel and other advisors as the committee deems necessary.

Our board of directors has determined that each member of our Compensation Committee meet the requirements for independence under the rules of the NASDAQ Stock Market and the SEC rules and regulations, and qualifies as an “outside director” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. Upon completion of this offering, the Compensation Committee charter will be available on our website at www.avenuenashville.com.

Asset Liability Management Committee

We maintain an Asset Liability Management Committee, or ALCO Committee, consisting of Messrs. Anderson (Committee Chairman), Emery, and Galante, each of whom is a nonemployee member of our board of directors. Messrs. Samuels and Cleaver and Ms. Zipperian are also members.

Currently, and upon the closing of this offering, our ALCO Committee will be responsible for, among other things: developing and monitoring our asset/liability management process, including developing asset/liability strategies; monitoring our liquidity and funding positions; periodically reviewing our rate sensitivity positions over various time horizons, our loan-to-deposit ratios and the average maturities for certain categories of our liabilities; and reviewing reports of outside advisors, including computer models designed to analyze the maturities of our rate-sensitive assets and liabilities.

Upon completion of this offering, the ALCO Committee charter will be available on our website at www.avenuenashville.com.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Executive Compensation

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated by the Securities Act, which permit us to limit reporting of compensation disclosure to our principal executive officer and our three other most highly compensated executive officers, which are referred to as our “named executive officers.”

The compensation reported in the Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future. We will continue to review, evaluate and modify our compensation framework to maintain a competitive total compensation package. As such, and as a result of our becoming a publicly traded company, the compensation program following this offering could vary from our historical practices.

Our named executive officers for 2013, which consist of our principal executive officer and the three other most highly compensated executive officers, are:

•	Ronald L. Samuels, Chairman of the Board and Chief Executive Officer;

•	G. Kent Cleaver, President and Chief Operating Officer;

•	Barbara J. Zipperian, Executive Vice President and Chief Financial Officer; and

•	E. Andrew Moats, Executive Vice President and Chief Credit Officer.

Summary Compensation Table

The following table sets forth information regarding the compensation paid to each of our named executive officers for 2013, 2012 and 2011.

Principal Position	Year	Salary	Cash Bonus	Stock Awards (1)	All Other Compensation (2)	Total
Ronald L. Samuels	2013	$350,000	$50,000	$106,335	$42,094	$548,429
Chairman and	2012	350,000	-	-	36,239	386,239
Chief Executive Officer	2011	350,000	30,000	-	33,766	413,766

G. Kent Cleaver	2013	261,250	50,000	45,578	22,481	379,309
President	2012	245,400	50,215	-	21,810	317,425
and Chief Operating Officer	2011	231,750	39,000	-	19,796	290,546

Barbara J. Zipperian	2013	187,250	20,000	35,453	7,600	250,303
Executive Vice President	2012	183,800	10,173	-	8,047	202,020
and Chief Financial Officer	2011	180,250	10,135	-	7,473	197,858

E. Andrew Moats	2013	167,500	20,000	19,665	1,926	209,091
Executive Vice President	2012	157,500	25,000	-	1,340	183,840
and Chief Credit Officer	2011	150,000	10,000	-	-	160,000

(1)	Represents the aggregate grant date fair value of the grant of 14,178, 6,077, 4,727 and 2,622 restricted stock awards to Messrs. Samuels and Cleaver, Ms. Zipperian and Mr. Moats, respectively, computed in accordance with FASB ASC Topic 718 based on a per share price of $7.50.
(2)	Consists of 401(k) match, supplemental long-term disability, auto allowance, club membership, and financial planning services.

Narrative Discussion of Summary Compensation Table

General. We have compensated our named executive officers through a combination of base salary, cash bonuses, equity incentive plan bonuses and other benefits including perquisites. Each of our named executive officers is also an officer of our bank and has substantial responsibilities in connection with the day-to-day operations of our bank. As a result, each named executive officer devotes a substantial majority of his or her business time to the operations of our bank, and the compensation he or she receives is paid largely to compensate that named executive officer for his or her services to our bank.

Base Salary. The base salaries of our named executive officers have been historically reviewed and set annually by our board of directors through the review and recommendations of our Compensation Committee as part of our performance review process as well as upon the promotion of an executive officer to a new position or another change in job responsibility. In establishing base salaries for our named executive officers, our Compensation Committee has relied on external market data obtained from outside sources and peer data provided by our external compensation consultant, the Chase Comp Group. In addition to considering the information obtained from such sources, our Compensation Committee has considered:

•	each named executive officer’s scope of responsibility;

•	each named executive officer’s years of experience;

•	the types and amount of the elements of compensation to be paid to each named executive officer;

•	our financial performance and performance with respect to other aspects of our operations, such as our growth, asset quality, profitability and other matters, including the status of our relationship with the banking regulatory agencies; and

•	each named executive officer’s individual performance and contributions to our performance, including leadership, team work and community service.

Cash Bonuses. We typically have paid a cash bonus to named executive officers. Annual incentive awards are intended to recognize and reward those named executive officers who contribute meaningfully to our performance for the year. Our board of directors has, within its sole discretion, determined whether such bonuses will be paid for any year and the amount of any bonus paid. Our board of directors has not relied on any pre-established formula or specific performance measures to determine the amount of the bonuses paid, but our Compensation Committee does review external market data from information provided by the Chase Comp Group in setting the amount of bonuses. In determining whether to pay cash bonuses to any named executive officer for any year and the amount of any cash bonus to be paid, our Compensation Committee and our board of directors have considered such factors as:

•	the personal performance of the executive officer and contributions to our performance for the year, including leadership, team work and community service;

•	the overall compensation level compared to peers; and

•	our financial performance, including, our growth, asset quality and profitability.

Stock Awards. The stock awards reflected in the table above all relate to shares of restricted stock issued pursuant to our 2012 LTIP Plan adopted by our board of directors in 2012. The 2012 LTIP Plan provides for the grant to employees of restricted common stock, which may not be transferred by the employee until the shares “vest” and the transfer restrictions lapse.

Benefits and Perquisites. The named executive officers are eligible to participate in the same benefit plans designed for all of our fulltime employees, including health, dental, vision, disability and basic group life insurance coverage. In addition, we provide supplemental disability benefits to Messrs. Samuels and Cleaver and Ms. Zipperian. We also provide our employees, including our named executive officers, with a 401(k) plan to assist them in planning for retirement and securing appropriate levels of income during retirement. The purpose of our employee benefit plans is to help us attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by our competitors. Except as set forth in the table below, none of the benefits or perquisites paid or provided to any of our named executive officers exceeded $25,000 in amount for 2013, 2012 or 2011.

Avenue Bank 401(k) Plan. The Avenue Bank 401(k) Plan, or the 401(k) Plan, is designed to provide retirement benefits to all eligible full-time and part-time employees. The 401(k) Plan provides employees the opportunity to save for retirement on a tax-favored basis. Our named executive officers, all of whom were eligible to participate in the 401(k) Plan during 2013, 2012 and 2011, may elect to participate in the 401(k) Plan on the same basis as all other employees. Employees may defer from 1% to 100% of their compensation to the 401(k) Plan up to the applicable IRS limit. For the year 2013 we matched 20% of an employee’s annual contribution to the 401(k) Plan up to a total contribution of 5% of the employee’s eligible salary. We make our matching contributions in cash, and that contribution is invested according to the employee’s current investment allocation. We made contributions to the accounts of our named executive officers’ accounts in the 401(k) plan in 2013, 2012 and 2011 in varying amounts depending on the amounts of the contributions made by our named executive officers to their respective 401(k) Plan accounts.

Health and Welfare Benefits. Our named executive officers are eligible to participate in our standard health and welfare benefits program, which offers medical, dental, vision, life, accident, and disability coverage to all of our eligible employees. Pursuant to the terms of their employment agreements, Messrs. Samuels and Cleaver and Ms. Zipperian are entitled to life insurance in an amount equal to two times their respective base salary, subject to a maximum of $500,000, and a supplemental disability insurance policy equal to 80% of their respective base salary.

Insurance Premiums. Our bank maintains bank-owned life insurance policies with respect to each of our named executive officers. Although our bank is the named beneficiary of each of those policies, we have agreed with each of those named executive officers that if the officer dies while employed by our bank, we will pay such named executive officer’s estate $100,000 out of the benefits our bank receives under such policy.

Perquisites. We provide certain of our named executive officers with a limited number of perquisites that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. Our compensation committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. Based on these periodic reviews, perquisites are awarded or adjusted on an individual basis. The perquisites received by our named executive officers in 2013, 2012 and 2011 included automobile allowances, financial planning services, and health/country club memberships.

Outstanding Equity Awards at Fiscal Year End

Equity Incentive Plans

2007 Stock Option Plan. We maintain the 2007 Plan as a means of providing employees, directors, consultants and other persons eligible to participate under the 2007 Plan with stock options or other awards, including stock appreciation rights. We currently have 361,500 shares of our common stock reserved for awards under the 2007 Plan. As of December 31, 2014, 283,500 stock options were outstanding under the 2007 Plan, 166,083 of which were presently exercisable. All of the options outstanding under the 2007 Plan have an exercise price of $10.00 per share. Under the 2007 Plan, 4,139 shares remain available for issuance to eligible participants.

The 2007 Plan provides for the grant of incentive stock options and non-qualified stock options. Under the 2007 Plan the exercise price of any options (except substitute awards for options issued in connection with assumption of outstanding options from an acquired company) may not be less than the fair market value of the shares with respect to which the options are granted on the date of grant. The maximum term of each option is ten years. The times at which each option will be exercisable and provisions requiring forfeiture of unexercised options at or following termination of employment or upon the occurrence of other events generally are fixed by our Compensation Committee. Options may be exercised by payment of the exercise price in cash or cash equivalents or, at the discretion of our Compensation Committee, using shares having a fair market value equal to the exercise price. Under the 2007 Plan, we are required to adjust the number of shares subject to the plan upon the occurrence of certain specified corporate events such as a stock split, reorganization, merger, repurchase or exchange of shares. The 2007 Plan is administered by our Compensation Committee which is authorized to select participants, determine the type and number of awards to be granted and the number of shares to which awards will related, specify times at which awards will be exercisable, prescribe the forms of award agreements, establish and interpret performance goals and make all other determinations which may be necessary or advisable for the administration of the 2007 Plan. Our Compensation Committee may specify in the applicable award agreement at or after grant, or otherwise, by resolutions prior to a change in control, as defined in the 2007 Plan, that all or a portion of the outstanding awards shall vest, become immediately exercisable or payable and have all restrictions lifted upon a change in control. Our board of directors may amend, alter, suspend, or terminate the 2007 Plan at any time, without shareholder approval, unless such shareholder approval is necessary to comply with any tax or regulatory requirement as to which the board deemed it necessary to comply.

Long-Term Incentive Plan. Our board of directors adopted the 2012 LTIP Plan which permits the grant of restricted common stock to employees. Under the 2012 LTIP Plan, we may issue shares of our common stock. The transfer of these shares is restricted such that the employee cannot transfer the shares until the shares “vest” and the transfer restrictions lapse. The purpose of the plan is to encourage and motivate key employees to contribute to our successful performance and to promote the growth of the value of our common stock, by aligning this portion of our executive compensation program with our common stock value. The 2012 LTIP Plan provides participants with an ownership interest in our common stock and thus achieves a unity of purpose between employees and shareholders. The 2012 LTIP Plan also helps retain key employees.

The 2012 LTIP Plan is administered by our Compensation Committee. In order to be eligible for participation in the 2012 LTIP Plan, an individual must be one of our full-time employees of our bank and must be identified by our Compensation Committee as an employee who is in a position to contribute to our long-term success. In determining awards under the 2012 LTIP Plan, the Compensation Committee takes into account the nature of the services rendered by the eligible employees, their present and potential contributions to our success, and such other factors as the Compensation Committee deems relevant.

A total of 400,000 shares of our common stock is available for grant under the 2012 LTIP Plan. In the event the outstanding shares of our common stock are increased, decreased, changed into or exchanged for a different number or kind of securities as a result of a stock split, reverse stock split, stock dividend, recapitalization, merger, share exchange, acquisition, combination, or reclassification, then appropriate proportionate adjustments will be made in the aggregate number or kind of shares of stock that may be issued under the 2012 LTIP Plan.

Each issuance of restricted stock is evidenced by a restricted stock grant agreement between us and the employee. The grant agreement sets forth the terms and conditions of the restrictions on the shares, including the vesting schedule, if any. All named executive officers are eligible and participate currently in the 2012 LTIP Plan.

2012 Restricted Stock Plan for Non-Employee Directors (2012 Director Plan). Our board of directors adopted the 2012 Director Plan which permits the grant of restricted shares of our common stock to non-employee directors. The purpose of the 2012 Director Plan is to encourage non-employee directors to become owners of our common stock and increase their incentive for enhancing shareholder value. The plan also seeks to motivate, retain and attract those highly competent individuals upon whose judgment, initiative, leadership and continued efforts our success in large measure depends.

The 2012 Director Plan is administered by our Compensation Committee, and any of our directors who is not employed by us or any of our subsidiaries at the time of the grant shall be eligible to participate. Restricted stock awards to any eligible director shall be granted as determined by the Compensation Committee in connection with such eligible director serving as a member of our board of directors or the board of directors or any of our subsidiaries or any committee thereof. In lieu of receiving cash compensation for meeting fees an eligible director may elect to receive restricted shares of common stock issued under the 2012 Director Plan.

A total of 100,000 shares of our common stock is available for grant under the 2012 Director Plan. The aggregate number of shares of common stock issuable under the 2012 Director Plan at any time shall equal only the number of shares actually issued pursuant to all outstanding awards and shall not count any shares returned to us upon cancellation, expiration or forfeiture of any award or delivered (either actually or by attestation) in payment or satisfaction of the tax obligation of any award.

The following table provides information regarding outstanding unvested stock awards held by the named executive officers as of December 31, 2013 based on an assumed market value of $7.50 per share on the grant dates.

	Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units that have not Vested (#) (2)	Market Value of Shares or Units of Stock that have not Vested ($)
Ronald L. Samuels	1/22/2013	-	-	-	-	14,178	106,335
	9/26/2013	-	-	-	-	8,571	64,283
G. Kent Cleaver	8/24/2007	36,000	18,000	10.00	8/24/2017	-	-
	1/22/2013	-	-	-	-	6,077	45,578
Barbara J. Zipperian	8/24/2007	17,333	8,667	10.00	8/24/2017	-	-
	1/22/2013	-	-	-	-	4,727	35,453
E. Andrew Moats	9/17/2007	6,667	3,333	10.00	9/17/2017	-	-
	1/22/2013	-	-	-	-	2,622	19,665

(1)	All unexercisable options will vest when we reach cumulative profitability.
(2)	All unvested stock awards vest equally over a four year period from the grant date.

Employment Agreements

We have employment agreements with each of our named executive officers. The employment agreements provide that the executives remain employed by us until either we or the executive terminates the employment agreement. Both parties have the right to terminate the employment agreements at any time, with or without “cause,” as defined in the employment agreements. The employment agreements specify each executive’s base salary and eligibility to participate in certain benefits programs. Our employment agreements with Messrs. Samuels and Cleaver also provide that we will take such steps as may be necessary to cause such executive to be nominated as a member of our board of directors for so long as such executive is employed pursuant to his employment agreement.

Potential Payments upon Termination or Change of Ownership. Our employment agreements with our named executive officers provide for certain severance payments to be made in connection with the termination of employment in certain circumstances. If we terminate the employment agreements without “cause,” as defined in the employment agreement, or if the executive terminates the employment agreement with “cause,” as defined in the employment agreement, then the executive is entitled to a severance payment equal to 24 months of continued payment of his or her base salary and benefits. If the executive’s employment is terminated by us without “cause” or by the executive for “cause” within 18 months after a “change of ownership,” as defined in the employment agreement, then the executive is entitled to a lump sum severance payment equal to 35 months of base salary and benefits. However, with respect to a termination that occurs in connection with a “change of ownership,” the payments are subject to reduction if the severance benefit, whether alone or in conjunction with other payments or benefits that are contingent on a change or ownership, create an “excess parachute payment” within the meaning of Section 280G of the Code. For each executive, payment of severance benefits is also contingent upon the execution of a release of claims against us and our bank.

Confidentiality and Restrictive Covenants. Under the employment agreements, the executives agree to maintain the confidentiality of non-public information and trade secrets learned during the course of employment and further agree that we maintain ownership over their work product. In addition, during their employment and for a specified period following termination of employment, the executives are subject to restrictive covenants relating to their ability to (i) solicit our customers for or on behalf of a competing business, (ii) solicit employees of us or our bank for another business, or (iii) engage in a competing business in the Nashville MSA. The term of the restrictive covenants are 24 months after termination of employment, but we have the right to elect to extend such term to 36 months if we elect to pay an additional 12 months of severance to the executive at the time his or her employment is terminated.

Supplemental Executive Retirement Plan

As an inducement to attract our founders and executive officers, we entered into supplemental executive retirement agreements with Messrs. Samuels and Cleaver and Ms. Zipperian. Under the agreements, upon separation from service on or after reaching age 65, whichever is later, annual benefits shall be distributed to the executive for the greater of (i) 15 years, or (ii) the executive’s lifetime, at an amount equal to 60% of the average base salary for the 60 full months immediately preceding separation from service. These benefits were fully vested effective October 31, 2011. The estimated present value of future benefits to be paid under this plan is being accrued over the respective service periods, with regards to the vesting period. The original accounting accruals assumed a retirement age of 65.

Director Compensation

We provided no compensation to our directors for their service on our board of directors from our founding in 2006 through 2011. Commencing in 2012, we implemented the director compensation program that we currently have in effect. We provide each non-employee director an annual retainer of 1,000 shares of our restricted common stock. The shares of restricted common stock vest over a period of four years. If a director leaves the board or is not reelected, any unvested restricted common stock is forfeited. Director fees for meetings attended for 2013 were $500 per board meeting and $250 per committee meeting payable in cash or shares of common stock at the director’s election. These fees have remained unchanged for 2014. Our directors who are also our named executed officers do not receive fees or other compensation for their service as directors of our Company.

The following table sets forth information regarding 2013 compensation for our directors during 2013 who were not named executive officers of our company during 2013:

	Fees Earned
Name	Paid in Cash	Paid in Stock	Stock Awards (1)	Total
David Anderson	$7,000	$-	$7,500	$14,500
Agenia Clark	6,500	-	7,500	14,000
Dan Crockett (2)	-	3,000	7,500	10,500
Marty Dickens	-	6,250	7,500	13,750
Pat Emery	-	7,000	7,500	14,500
Joe Galante	-	5,250	7,500	12,750
David Ingram	-	5,750	7,500	13,250
Steve Moore	-	3,750	7,500	11,250
Ken Robold	5,500	-	7,500	13,000
Karen Saul	-	6,750	7,500	14,250

	$19,000	$37,750	$75,000	$131,750

(1)	Assumes a market value of $7.50 per share on the grant dates.
(2)	Mr. Crockett resigned as a director in October 2014.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a description of each transaction since January 1, 2013, and each proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees) had or will have a direct or indirect material interest.

Our bank routinely originates first-lien mortgage loans secured by single-family residences and has historically sold most of those loans in the secondary market. During 2013, approximately $57.4 million of such loans (or approximately 47.7% of such loans sold by our bank) were sold to Franklin American Mortgage Company, a company owned by our former director, Daniel G. Crockett. Franklin American Mortgage Company paid $1.3 million in the aggregate to our bank to purchase these mortgage loans. Such transactions occurred on terms substantially similar to the terms under which our bank sold other first-lien, single-family residential mortgage loans to unaffiliated third parties in the secondary market.

Our bank has made in the past and, assuming continued satisfaction of generally applicable credit standards, expects to continue to make loans to directors, executive officers and their associates (i.e., corporations or organizations for which they serve as officers or directors or in which they have beneficial ownership interests of ten percent or more). These loans have all been made in the ordinary course of our bank’s business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not affiliated with us and do not involve more than the normal risk of collectability or present other unfavorable features.

Policies and Procedures Regarding Related Party Transactions

Transactions by our bank or us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by our bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by our bank to its executive officers, directors, and principal shareholders). We have adopted policies to comply with these regulatory requirements and restrictions.

In addition, prior to completion of this offering, our board of directors will adopt a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and the NASDAQ Stock Market concerning related party transactions. Related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Our related parties include our directors (including nominees for election as directors), executive officers, 5% shareholders and the immediate family members of these persons. Our Chief Financial Officer, in consultation with management and outside counsel, as appropriate, will review potential related party transactions to determine if they are subject to the policy. If so, the transaction will be referred to our Corporate Governance and Nominations Committee for approval. In determining whether to approve a related party transaction, our Corporate Governance and Nominations Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies. Upon completion of this offering, our Related Party Transactions Policy will be available on our website at www.avenuenashville.com, as an annex to our Corporate Governance Guidelines.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of December 31, 2014 regarding the number of shares of common stock beneficially owned by each person known to us to be the beneficial owner of more than five percent of our common stock, all directors and named executive officers described in the compensation table, and by all directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the nominee living in such person’s home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or within 60 days. Beneficially owned shares also include shares over which the named person has sole or shared voting or investment power, shares owned by corporations controlled by the named person, and shares owned by a partnership in which the named person is a general partner. Unless otherwise noted, the address for each shareholder listed in the table below is: c/o Avenue Financial Holdings, Inc., 111 10th Avenue South, Suite 400, Nashville, TN 37203.

		Prior to this Offering		Shares Offered		After this Offering
				Assuming Underwriters’ Option to Purchase Additional Shares is Not Exercised	Assuming Underwriters Option to Purchase Additional Shares is Exercised in Full	Assuming Underwriters’ Option to Purchase Additional Shares is Not Exercised		Assuming Underwriters Option to Purchase Additional Shares is Exercised in Full
		Shares Beneficially Owned				Shares Beneficially Owned		Shares Beneficially Owned
Name:		Number of Shares	Percentage of Shares			Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares
Greater than 5% shareholders
Global Strategic Investment Partners Master Fund, L.P. 200 West Street, New York, NY 10282		830,000	9.61%
Endicott Opportunity Partners, L.P. 570 Lexington Ave 37th Floor, New York, NY 10022	(1)	100,000	1.16
Endicott Opportunity Partners II, L.P. 570 Lexington Avenue 37th Floor, New York, NY 10022	(1)	730,000	8.45
KBW, LLC 787 Seventh Avenue, New York, NY 10019	(2)	761,033	8.81
Context BH Equity Fund L. P. 1322 University Avenue San Jose, CA 95126		370,000	4.28
Context BH Equity Fund II, L.P. 1322 University Avenue San Jose, CA 95126		217,500	2.52
Directors
David G. Anderson		21,334	0.25
Patrick G. Emery		18,757	0.22
Agenia Clark		16,334	0.19
Marty Dickens		45,386	0.53
Joseph C. Galante		36,651	0.42
David Ingram	(3)	483,169	5.59
Steve Moore		22,475	0.26
Ken Robold		13,533	0.16
Ronald L. Samuels		196,933	2.28
Karen Saul		54,627	0.63
G. Kent Cleaver	(4)	185,765	2.15
Executive Officers Who Are Not Directors
Barbara J. Zipperian	(4)	93,358	1.08
E. Andrew Moats	(4)	29,289	0.34
Directors and Executive Officers as a Group (13 persons)		1,217,611	14.10%
Selling Shareholders (less than 5%)
North American Banks Fund LTD 8 Wood Hill Road Weston, CT 06883		400,000	4.63

(1)	W.R.D. Endicott , L.L.C. (“WRD”) is the General Partner of Endicott Opportunity Partners, L.P. and W.R.D. Endicott llp, L.L.C. (“WRE llp”) is the General Partner of Endicott Opportunity Partners II, L.P. Endicott Management Company is the investment manager of Endicott Opportunity Partners, L.P. and Endicott Opportunity Partners II, L.P. Wayne K. Goldstein and Robert I. Usdan are the only managing members of WRD and WRE llp and Messrs. Goldstein and Usdan are the sole owners of Endicott Management Company. Accordingly, Messrs. Goldstein and Usdan may be deemed to have voting and investment power with respect to the shares held by Endicott Opportunity Partners, L.P. and Endicott Opportunity Partners II, L.P.
(2)	Includes 300,000 shares of our common stock held by KBW Capital Partners I LP, a Delaware limited partnership and 461,033 shares of our common stock held by one of the underwriters, Keefe, Bruyette & Woods, Inc. KBW, LLC owns 100% of Keefe, Bruyette & Woods, Inc. and 100% of KBW Asset Management, Inc. The general partner of KBW Capital Partners I LP is KBW Capital Partners GP LLC and it is a wholly owned subsidiary of KBW Asset Management, Inc. Keefe, Bruyette & Woods, Inc. disclaims beneficial ownership of the shares of our common stock held by KBW Capital Partners I LP.
(3)	Includes 380,000 shares held in a trust for the benefit of Mr. Ingram’s children, as to which Mr. Ingram’s wife serves as trustee. Mr. Ingram disclaims beneficial ownership of such shares.
(4)	Amounts and percentages include issuable exercise of stock options granted to Mr. Cleaver, Ms. Zipperian and Mr. Moats, who have been granted stock options for 54,000, 26,000, and 10,000, respectively. The portions of the options that are exercisable within 60 days of December 31, 2014 (36,000 for Mr. Cleaver, 17,333 for Ms. Zipperian and 6,667 for Mr. Moats) are included in the table above.

DESCRIPTION OF CAPITAL STOCK

The following descriptions include summaries of all of the material terms of our charter, including the certificate of designation with respect to our Series C Preferred Stock, and bylaws, as amended. Reference is made to the more detailed provisions of our charter and bylaws, as amended, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Our charter authorizes us to issue a total of 100 million shares of common stock, no par value, and 10 million shares of preferred stock, no par value per share, of which 18,950 shares have been designated as Series C Preferred Stock. As of September 30, 2014, 18,950 shares of our Series C Preferred Stock were issued and outstanding and held by Treasury. The authorized but unissued shares of our capital stock will be available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.

Common Stock

As of December 31, 2014, 8,636,682 shares of our common stock were issued and outstanding and held by approximately 307 shareholders of record. We have reserved an additional 283,500 shares for issuance upon exercise of outstanding stock options, 4,139 shares for issuance upon exercise of stock options remaining to be granted under our 2007 Plan and 313,520 shares to be granted through awards of restricted stock under our 2012 LTIP Plan and $72,250 shares to be granted through awards of restricted stock under our 2012 Director Plan.

Voting

Each share of common stock entitles the holder thereof to one vote per share on all matters on which the holders of our common stock are entitled to vote. Our common stock does not have cumulative voting rights. Holders of our common stock, together with holders of any other class or series of capital stock with voting rights, elect the members of our board of directors and act on such other matters as are required to be presented to them under Tennessee law or our charter, or as otherwise presented to them by our board of directors. A majority of the shares of our common stock entitled to vote constitute a quorum for the transaction of business. When a quorum is present, a majority in interest of our common stock there represented shall decide any question brought before such meeting, unless the question is one upon which, by express provision of our charter, bylaws or the laws of Tennessee, a larger or different vote is required, in which case such express provision shall govern the decision of such question.

Election of Directors

Our charter provides that our board of directors is to be divided into three classes as nearly equal in number as possible. Directors are elected by classes to three-year terms, so that approximately one-third of our directors are elected at each annual meeting of the shareholders. In addition, our bylaws provide that the power to increase or decrease the number of directors and to fill vacancies is vested in the board of directors. The overall effect of these provisions may be to prevent a person or entity from seeking to acquire control of us through an increase in the number of directors on the board of directors and the election of designated nominees to fill newly created vacancies.

In the event that we fail to pay dividends on our Series C Preferred Stock for an aggregate of five quarterly dividend periods or more (whether or not consecutive) the holders of the Series C Preferred Stock will be entitled to appoint a representative as an observer on our board of directors. See “ Preferred Stock – Voting Rights.”

Dividends and Other Distributions

Subject to certain regulatory restrictions discussed in this prospectus and to the rights of holders of our outstanding Series C Preferred Stock and shares of any preferred stock we may issue, all shares of our common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by our board of directors out of funds legally available for dividends.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding, including the $1,000 per share liquidation preference associated with our Series C Preferred Stock.

Preemptive Rights

The holders of our common stock have no preemptive rights.

Miscellaneous

Shares of our common stock are not convertible into shares of any other class of capital stock. The issued and outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

General

Under our charter, our board of directors is authorized, without further shareholder action, to issue up to 10 million shares of preferred stock, no par value per share, in one or more series, and to establish the number of shares to be included in each such series, and to fix the designation, relative rights, preferences, qualifications and limitations of each such series. As of the date of this prospectus, there 18,950 shares of preferred stock designated as Series C Preferred Stock, all of which are issued and outstanding. We may amend our charter to increase the number of authorized shares of preferred stock in a manner permitted by our charter and Tennessee law.

Although the creation and authorization of preferred stock does not, in and of itself, have any effect on the rights of the holders of our common stock, the issuance of one or more series of preferred stock may affect the holders of common stock in a number of respects, including the following: by subordinating our common stock to the preferred stock with respect to dividend rights, liquidation preferences, and other rights, preferences, and privileges; by diluting the voting power of our common stock; by diluting the earnings per share of our common stock; and by issuing common stock, upon the conversion of the preferred stock, at a price below the fair market value or original issue price of the common stock that is outstanding prior to such issuance.

At this time, our Series C Preferred Stock is the only series of preferred stock authorized, issued and outstanding. On September 15, 2011, we entered into the Purchase Agreement with Treasury, pursuant to which we issued and sold to Treasury 18,950 shares of our Series C Preferred Stock, having a liquidation preference of $1,000 per share (or, “liquidation amount”), for aggregate proceeds of $18.95 million. The issuance of our Series C Preferred Stock was completed in a private placement exempt from the registration requirements of the Securities Act in connection with our participation in the SBLF. As of the date of this prospectus, all 18,950 shares of our Series C Preferred Stock were issued and outstanding.

The SBLF was created by Treasury to encourage banks to increase lending to small businesses by offering low cost capital to qualified issuers. Because we were already active in lending to small businesses in our market area, the program represented an opportunity to access low cost capital that was non-dilutive to our commonshareholders.

Dividend Rights

Holders of our Series C Preferred Stock are entitled to receive, when, as and if declared by our board of directors, non-cumulative cash dividends on the liquidation amount. Dividends on each share of our Series C Preferred Stock are payable on the liquidation amount at an annual rate that is currently 1%. The dividend rate increases to a fixed rate of 9% after 4.5 years from the issuance of our Series C Preferred Stock (or, on March 15, 2016), regardless of the previous rate, until all of the preferred shares are redeemed. As a result of the level of our “qualified small business lending,” our dividend rate for each quarterly dividend period since issuance has been 1% per annum, except that the dividend rate for the second quarter of 2012 was adjusted to reflect our noncompliance with certain required annual certifications due to Treasury within 90 days of fiscal year end, which resulted in a dividend rate of 5% per annum being imposed for the 80 days of non-compliance.

So long as any of our Series C Preferred Stock remains outstanding, (i) dividends on our common stock may be declared and paid, and we may redeem or purchase any then-outstanding shares of our capital stock, in each case only if, (A) after giving effect to such dividend, repurchase or redemption our Tier 1 Capital would be at least equal to the “tier 1 dividend threshold”, and (B) full dividends on all outstanding shares of Series C Preferred Stock for the most recently completed dividend period have been or are contemporaneously declared and paid, and (ii) if a dividend is not declared and paid in full on the Series C Preferred Stock in respect of a dividend period, then, from the last day of such dividend period until the last day of the third dividend period immediately following such dividend period, no dividend may be declared or paid on our common stock and, subject to certain limited exceptions, no shares of our then-outstanding capital stock may be repurchased, redeemed or otherwise acquired by us. For additional information, see “Supervision and Regulation – Payment of Dividends.”

Voting Rights

The shares of our Series C Preferred Stock do not have voting rights, except as provided below or as otherwise specifically required by law. When voting rights are applicable, each holder of our Series C Preferred Stock has one vote per share, including when acting by written consent.

Right to Appoint Representative upon a Nonpayment Event. Whenever dividends on any shares of our Series C Preferred Stock shall have not been declared and paid for five or more dividend payments, whether or not for consecutive dividend periods, or a Nonpayment, the holders of our Series C Preferred Stock shall have the right, but not the obligation, to appoint a representative as an observer on our board of directors.

Other Voting Rights. So long as any shares of our Series C Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our charter, the vote of the holders of a majority of the then-outstanding shares of our Series C Preferred Stock, voting separately as a single class, shall be necessary for effecting or validating certain transactions, including (i) the authorization, creation or issuance of, or an increase in the authorized amount of, shares of securities convertible into or exchangeable or exercisable for shares of any capital stock ranking senior to our Series C Preferred Stock, (ii) any alteration or change to the voting powers, rights, preferences or privileges of our Series C Preferred Stock so as to affect them adversely, (iii) any sale of a material portion of our assets, and (iv) any consummation of a binding share exchange or reclassification involving our Series C Preferred Stock, or a merger or consolidation of us with or into another entity.

Liquidation Rights

In the event we liquidate, dissolve or wind-up our business and affairs, either voluntarily or involuntarily, holders of the Series C Preferred Stock will be entitled to receive liquidating distributions of $1,000 per share, plus any accrued and unpaid dividends, before we make any distribution of assets to the holders of our common stock or any other class or series of shares ranking junior to the Series C Preferred Stock and subject to the rights of any of our creditors with respect to the distribution of assets.

Redemption

Our Series C Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. The holders of our Series C Preferred Stock do not have the right to require the redemption or repurchase of our Series C Preferred Stock. Subject to the prior approval of the Federal Reserve, we may redeem shares of our Series C Preferred Stock, in whole or in part, from time to time, at a redemption price equal to $1,000 per share, plus any unpaid dividends for the then current dividend period, excluding the date of redemption; provided, that any partial redemption shall not be less than 25% of the number of shares of the Series C Preferred Stock originally issued to Treasury.

No Preemptive and Conversion Rights

The holders of the Series C Preferred Stock do not have any preemptive rights. The Series C Preferred Stock is not convertible into or exchangeable for property or shares of any other series or class of our capital stock.

Registration Rights

In connection with our issuance of shares of our Series C Preferred Stock to the Treasury as part of the SBLF program in September 2011, we entered into certain registration rights provisions as part of the securities purchase agreement. As part of these provisions we agreed that as promptly as possible after we become subject to the reporting requirements of Section 13 and 15(d) of the Exchange Act, we will prepare and file with the SEC a shelf registration statement covering the Series C Preferred Stock. We also agreed that if during any period when an effective shelf registration statement is not available, we propose to register any of our equity securities (with certain exceptions) we will give the Treasury the opportunity to include its Series C Preferred Stock in the registration; provided, that if our registration is an underwritten offering, like this offering, the right of the Treasury to include its Series C Preferred Stock is conditioned on the Treasury participating in the underwriting and including its securities in the underwriting if such securities are of the same class of securities as those that we are proposing to offer in the underwriting. Because the Series C Preferred Stock is not the same class of securities that we are proposing to register in this offering, the Treasury is not entitled to include its Series C Preferred Stock in this offering.

In connection with our original equity funding in 2007, we entered into an Investors Rights Agreement with Goldman, Sachs & Co. which, as of December 31, 2014, beneficially owned 830,000 shares of our common stock. The Investor Rights Agreement provides, in part, that no earlier than 12 months after our initial public offering Goldman, Sachs & Co. or its successors or permitted assigns, or the Investor, may demand that we effect the registration of all shares of our common stock owned by the Investor or at least the lesser of (A) 25% of the shares and (B) the number of shares which will result in aggregate gross proceeds to the Investor of at least $20 million. We are not obligated to make more than one demand registration within any 12-month period and no more than three total demand registrations.

We will be required to pay the expenses associated with the above-described demand registrations, even if the registration is not completed, unless the registration is withdrawn by the Investor.

The Investors Rights Agreement also provides certain “piggyback” registration rights to the Investor. Subject to certain limitations, in the event that we register any of our common stock for public sale on a form suitable for inclusion of the Investor’s shares, including in this offering, we must give notice to the Investor of our intention to effect such a registration and a written request for inclusion. We will be required to pay for all piggyback registration expenses, even if the registration is not completed. We retain the right to select the investment bankers and managers to administer any underwritten offering in which piggyback registration rights are granted, and the Investor must agree to participate in such underwriting. The Investor [has waived] its piggyback registration rights in connection with this offering.

The rights of the Investor to demand registration and to piggyback on a registration expire three years after our initial public offering.

The Investor has exercised its registration rights in connection with this offering and we are registering all 830,000 shares of common stock in the registration statement of which this prospectus is a part.

Selected Provisions of our Charter and Bylaws

We summarize various provisions of Tennessee law, our charter and our bylaws, as amended, in the following paragraphs. These provisions may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for his or her shares.

Charter and Bylaws

Our charter and bylaws, as amended, currently contain provisions that may be deemed to be “antitakeover” in nature. Among other things, our charter and bylaws, as amended:

•	provide that special meetings of shareholders may be called at any time by the Chairman of our board of directors, by the President, by order of the board of directors, or by the holders of not less than one-tenth of all shares entitled to vote at such meeting;

•	enable our board of directors to issue preferred stock up to the authorized amount, with such preferences, limitations and relative rights, including voting rights, as may be determined from time to time by the board;

•	divide our board of directors into three classes serving staggered three-year terms;

•	enable our board of directors to increase the number of persons serving as directors to not more than 15 directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at the meeting;

•	enable our board of directors to amend our bylaws without shareholder approval; and

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose).

In addition, the corporate laws and regulations applicable to us enable our board of directors to issue, from time to time and at its discretion, but subject to limits imposed by applicable law and by any exchange on which our securities may be listed, any authorized but unissued shares of our common or preferred stock. The additional authorized shares could be used by our board of directors, if consistent with its fiduciary responsibilities, to discourage persons from attempting to gain control of us by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the board of directors in a potential takeover situation, including by preventing or delaying a proposed business combination that is opposed by the board of directors although perceived to be desirable by some shareholders.

Tennessee Law

We are a Tennessee corporation and consequently are also subject to certain anti-takeover provisions of the following Tennessee statutes.

The Tennessee Control Share Acquisition Act generally provides that, except as stated below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to their shares owned, would give such person effective control over one-fifth or more, or a majority of all voting power (to the extent such acquired shares cause such a person to exceed one-fifth or one-third of all voting power) in the election of a Tennessee corporation’s directors. However, voting rights will be restored to control shares by resolutions approved by the affirmative vote of the holders of a majority of the corporation’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at fair value.

The Tennessee Control Share Acquisition Act is not applicable to us because our charter does not contain a specific provision “opting in” to the act, as is required.

The Tennessee Investor Protection Act provides that unless a Tennessee corporation’s board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within the preceding year, may make a takeover offer for any class of equity security of the offeree company if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of the company unless the offeror, before making such purchase: (1) makes a public announcement of his or her intention with respect to changing or influencing the management or control of the offeree company; (2) makes a full, fair and effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and (3) files with the Commissioner and the offeree company a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner.

The offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a takeover offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If the takeover offer is for less than all the outstanding equity securities of any class, such an offer must also provide for acceptance of securities pro rata if the number of securities tendered is greater than the number the offeror has offered to accept and pay for. If such an offeror varies the terms of the takeover offer before its expiration date by increasing the consideration offered to offerees, the offeror must pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

The Tennessee Investor Protection Act does not apply to us, as it does not apply to bank holding companies subject to regulation by a federal agency and does not apply to any offer involving a vote by holders of equity securities of the offeree company.

The Tennessee Business Combination Act, generally prohibits a “business combination” by a company or any of our subsidiaries with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. The company or any of its subsidiaries can, however, enter into a business combination within that period if, before the interested shareholder became such, the company’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds (2/3) of the other shareholders.

For purposes of these provisions of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of our stock.

The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, a company may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by the company or the company makes an offer, or at least equal value per share, to all shareholders of such class.

Indemnification

The Tennessee Business Corporations Act, or the TBCA provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if: (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, he reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, he reasonably believed that his conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (c) such officer or director breached his duty of care to the corporation.

Our bylaws provide that we will indemnify our directors and officers to the maximum extent permitted by law and that our directors and officers shall be indemnified against expenses that they actually and reasonably incur if they are successful on the merits of a claim or proceeding. In addition, our bylaws provide that we will advance to our directors and officers reasonable expenses of any claim or proceeding so long as the director or officer furnishes us with (1) a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct, and (2) a written statement that he or she will repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

When a case or dispute is settled or otherwise not ultimately determined on its merits, the indemnification provisions provide that we will indemnify our directors and officers when they meet the applicable standard of conduct. The applicable standard of conduct is met if the directors or officer acted in a manner he or she in good faith believed to be in or not opposed to our best interests and, in the case of a criminal action or proceeding, if the insider had no reasonable cause to believe his or her conduct was unlawful. Our board of directors, shareholders or independent legal counsel determines whether the director or officer has met the applicable standard of conduct in each specific case.

Our bylaws also provide that the indemnification rights contained therein do not exclude other indemnification rights to which a director or officer may be entitled under any the charter, resolutions or agreements.

Our charter also provides that, to the fullest extent permitted by the TBCA, a director shall not be liable to us or our shareholders for monetary damages for breach of a fiduciary duty as a director. Under the TBCA, however, there is no elimination of liability for:

•	a breach of the director’s duty of loyalty to the corporation or its shareholders;

•	an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or

•	any payment of a dividend or approval of a stock repurchase that is illegal under the TBCA.

Our charter does not eliminate or limit our right or the right of our shareholders to seek injunctive or other equitable relief not involving monetary damages.

The indemnification provisions of the bylaws specifically provide that we may purchase and maintain insurance on behalf of any director or officer against any liability asserted against and incurred by him or her in his or her capacity as a director, officer, employee or agent whether or not we would have had the power to indemnify against such liability.

Listing and Trading

Our common stock and Series C Preferred Stock currently are not listed on any securities exchange. We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “AVNU.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Limited.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our common stock as well as our ability to raise equity capital in the future.

Upon completion of this offering, we will have                      shares of common stock issued and outstanding                      shares if the underwriters exercise in full their purchase option). In addition,                      shares of our common stock are issuable upon the exercise of outstanding stock options.

Of these shares, the                      shares sold in this offering (or                     , if the underwriters exercise their option in full) will be freely tradable without further restriction or registration under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act, and shares purchased by certain of our directors and executive officers in the directed share program described below and in “Underwriting.” Other than certain of the shares we previously issued under our stock plans, the remaining                      outstanding shares will be deemed “restricted securities” or “control securities” under the Securities Act. Restricted securities and control securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or any other applicable exemption.

Lock-Up Agreements

Our executive officers and directors, the selling stockholders, and certain other persons who will beneficially own in the aggregate approximately                      shares of our common stock after this offering, have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for periods of 270 days for our executive officers and directors and 180 days for certain other stockholders and persons after the completion of this offering. These lock-up restrictions may be extended in specified circumstances and are subject to certain exceptions. For additional information, see “Underwriting – Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters.

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market only if they are registered under the Securities Act or an exemption from registration, such as Rule 144, is available.

Rule 144

All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% shareholders and certain other related persons. Upon completion of the offering, we expect that approximately                     % of our outstanding common stock (                    % of our outstanding common stock if the underwriters exercise in full their purchase option) will be held by “affiliates” (assuming they do not purchase any shares in this offering and taking into account                      shares to be sold by the selling stockholders).

Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, which would be approximately                      common shares immediately after this offering (assuming the underwriters do not elect to exercise their purchase option), or the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options and restricted common stock granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering, the Investor, who beneficially owns 830,000 shares of our common stock, will be entitled to various rights with respect to the registration of these shares under the Securities Act if the Investor’s shares of our common stock are not all sold in this offering. In addition, the holder of shares of our Series C Preferred Stock would also be entitled to various rights with respect to registration of these shares under the Securities Act following the completion of this offering; however, we intend to redeem all outstanding shares of our Series C Preferred Stock following this offering. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights.”

Stock Options and Restricted Common Stock

As of December 31, 2014, we had 283,500 shares of our common stock that are subject to stock options outstanding and 4,130 shares of our common stock reserved for issuance upon exercise of stock options remaining to be granted under our 2007 Plan. We have 86,480 shares of restricted common stock outstanding, and 313,520 shares reserved to be granted through awards of restricted common stock under our 2012 LTIP Plan. In addition, we have 27,750 shares of restricted common stock outstanding and 72,250 shares reserved to be granted through awards of restricted common stock under our 2012 Director Plan.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options, all shares of restricted common stock outstanding and all shares of our common stock issuable pursuant to our stock plans. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described in this prospectus.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain material United States federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock. The following summary is based on current provisions of the Code, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. This section does not consider state, local, estate or foreign tax consequences, nor does it address tax consequences to special classes of investors, including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for United States federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as “capital assets” (generally, property held for investment). Each potential non-U.S. investor should consult its own tax advisor as to the United States federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

You are a non-U.S. holder if you are a beneficial owner of our common stock for United States federal income tax purposes that is (1) a nonresident alien individual; (2) a corporation (or other entity that is taxable as a corporation) not created or organized in the United States or under the laws of the United States or of any State (or the District of Columbia); (3) an estate whose income falls outside of the federal income tax jurisdiction of the United States, regardless of the source of such income; or (4) a trust that is not subject to United States federal income tax on a net income basis on income or gain from our shares.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.

Distributions

Distributions with respect to our common stock will be treated as dividends when paid to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Except as described below, if you are a non-U.S. holder of our shares, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or another payor:

•	A valid IRS Form W-8BEN, W-8BEN-E or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments, or

•	In the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with Treasury regulations.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid IRSForm W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	You are a non-U.S. person, and

•	The dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Redemption

If you are a non-U.S. holder, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless (i) you are an individual, you hold our shares as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or (ii) the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition to subjecting you to United States taxation on a net income basis.

Information Reporting and Backup Withholding

Payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN, W-8BEN-E (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against the non-U.S. holder’s United States federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Recent Legislation Relating to Foreign Accounts

The Foreign Account Tax Compliance Act, or FATCA, imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification requirements are satisfied.

As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of our common stock if paid to a foreign entity unless either (i) the foreign entity is a “foreign financial institution” that undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is excepted under FATCA.

Different rules than those described above may apply to non-U.S. holders resident in jurisdictions that have entered into inter-governmental agreements with the United States.

Pursuant to the delayed effective dates provided for in the final regulations, the required withholding currently applies to dividends on our common stock and will apply beginning on January 1, 2017, with respect to gross proceeds from a sale or other disposition of our common stock.

If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

Non-U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

UNDERWRITING

We and the selling stockholders are offering the shares of our common stock described in this prospectus in an underwritten offering in which we, the selling stockholders and Keefe, Bruyette & Woods, Inc., as representative for the underwriters named below, will enter into an underwriting agreement with respect to the shares of our common stock being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase, and we and the selling stockholders have severally agreed to sell, the number of shares of our common stock indicated in the following table:

Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.

Total

The underwriters are offering the shares of our common stock subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to these conditions. The underwriting agreement between us, the selling stockholders and the underwriters provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.

In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically.

Commission and Discounts

Shares of our common stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $                     per share from the initial public offering price. Any of these securities dealers may resell any shares of our common stock purchased from the underwriters to other brokers or dealers at a discount of up to $                     per share from the initial public offering price. If all of the shares of our common stock are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Sales of shares of our common stock made outside of the United States may be made by affiliates of the underwriters.

The following table shows the initial public offering price, underwriting discount and proceeds before expenses to us and to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase an additional                      shares, discussed below:

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount
Proceeds to us before expenses
Proceeds to selling stockholders, before expenses

We and the selling stockholders estimate the expenses of this offering, not including the underwriting discounts, to be $                     million and are payable by us.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to                      additional shares of our common stock, at the public offering price less underwriting discounts. The underwriters may exercise this option, in whole or in part from time to time for a period of 30 days from the date of this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to such underwriter’s initial amount relative to the total amount reflected next to their name in the table above.

Lock-Up Agreements

We, our executive officers and directors, the selling stockholders, and certain other persons have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representative, subject to limited exceptions:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or exercise any right with respect to the registration thereof, or file or cause to be filed any registration statement under the Securities Act in connection with any of the foregoing; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock or such other securities, whether any such swap or transaction is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

These restrictions will be in effect for periods of 270 days for our executive officers and directors and 180 days for certain other stockholders and persons after the date of the underwriting agreement. At any time and without public notice, the representative may, in its sole discretion, waive or release all or some of the securities from these lock-up agreements. However, as to any of our executive officers or directors, the representative has agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with our common stock to the same extent as they apply to our common stock. They also apply to our common stock owned now or later acquired by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Pricing of the Offering

Prior to this offering, there has been no established public market for our common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders, and the representative of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares of our common stock may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the completion of this offering.

Exchange Quotation

We have applied to have our common stock approved for listing on the NASDAQ Global Market under the symbol “AVNU.”

Indemnification and Contribution

We and the selling stockholders have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ purchase option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their purchase option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the purchase option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering.

As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, the bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us, and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to     % of the shares of our common stock offered by this prospectus for sale to our directors, officers, employees, business associates and related persons. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

One of the underwriters, Keefe, Bruyette & Woods, Inc., beneficially owns 461,033 shares of our common stock that it acquired from us in three separate purchases in 2006, 2007 and 2009. A fund managed by an affiliate of Keefe, Bruyette & Woods, Inc., beneficially owns 300,000 shares of our common stock that it purchased from us in February 2007. Additionally, employees of Keefe, Bruyette & Woods, Inc. beneficially own 92,500 shares of our common stock in the aggregate. All of the shares of our common stock owned by Keefe, Bruyette & Woods, Inc. and its affiliates and employees were acquired in arms’ length transactions with us.

Keefe, Bruyette & Woods, Inc. and its affiliate, KBW Capital Partners I LP, are participating as selling stockholders in this offering.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of our common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of Keefe, Bruyette & Woods, Inc. for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State and “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the shares of our common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock offered hereby in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Bradley Arant Boult Cummings LLP, Nashville, Tennessee. Covington  & Burling LLP, Washington, D.C., is acting as counsel for the underwriters in this offering.

EXPERTS

The consolidated financial statements of Avenue Financial Holdings, Inc. and subsidiary as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of a registration statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement, including its exhibits and schedules, for further information about us and the shares of common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects be reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s Internet website at www.sec.gov.

Upon completion of the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our shareholders out annual reports containing our audited consolidated financial statements certified by an independent public accounting firm.

We also maintain an Internet website at www.avenuenashville.com . On our website we will make available our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. This reference to our website is for the convenience of investors as required by the SEC and shall not be deemed to incorporate any information on, or accessible through, our website into this prospectus or the registration statement of which it forms a part.

INDEX TO FINANCIAL STATEMENTS

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Avenue Financial Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Avenue Financial Holdings, Inc. and subsidiary (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avenue Financial Holdings, Inc. and subsidiary as of December 31, 2013 and 2012, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

(signed) KPMG LLP

Nashville, Tennessee

August 22, 2014

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Consolidated Balance Sheets

Years ended December 31, 2013 and 2012

	2013	2012
Assets
Cash and due from banks	$12,416,992	$19,685,474
Federal funds sold	206	135,844

Cash and cash equivalents	12,417,198	19,821,318
Interest-bearing deposits in banks	2,319,754	3,293,754
Securities available-for-sale, at fair value	257,797,224	194,090,011
Securities held-to-maturity (fair value of $2,780,757 and $2,927,670 as of December 31, 2013 and 2012, respectively)	2,725,537	2,733,859
Mortgage loans held-for-sale	4,986,011	11,632,005
Loans, net of deferred fees	573,430,381	455,978,700
Less allowance for loan losses	(7,204,201)	(6,695,360)

Net loans	566,226,180	449,283,340
Accrued interest receivable	2,413,364	1,834,780
Federal Home Loan Bank stock, at cost	2,674,100	2,341,200
Premises and equipment, net	3,925,103	4,294,635
Other real estate owned	3,451,356	2,936,928
Deferred tax assets	9,749,988	8,401,802
Cash value of company owned life insurance	16,041,387	15,476,256
Goodwill	2,966,063	2,966,063
Other assets	1,884,835	3,607,841

Total assets	$889,578,100	$722,713,792

Liabilities and Stockholders’ Equity
Liabilities:
Deposits
Noninterest-bearing demand deposits	$142,259,415	$105,930,464
Interest-bearing demand deposits	51,629,242	36,234,428
Savings and money market accounts	388,085,764	332,554,814
Time	123,819,701	116,120,686

Total deposits	705,794,122	590,840,392
Accrued interest payable	134,112	139,123
Federal funds purchased	15,280,142	-
Federal Home Loan Bank advances	79,250,000	39,000,000
Other liabilities	6,702,056	7,639,313

Total liabilities	807,160,432	637,618,828

Stockholders’ equity:
Preferred Stock, no par value; 10,000,000 shares authorized, Series C, senior noncumulative perpetual preferred stock; 18,950 issued and outstanding at December 31, 2013 and 2012	18,950,000	18,950,000
Common Stock, no par value. Authorized 100,000,000 shares: issued and outstanding 8,567,912 and 8,459,974 shares at December 31, 2013 and 2012, respectively	75,407,157	75,369,407
Additional paid-in-capital	783,499	569,558
Accumulated deficit	(7,004,696)	(10,797,536)
Accumulated other comprehensive (loss) income	(5,718,292)	1,003,535

Total stockholders’ equity	82,417,668	85,094,964

Total liabilities and stockholders’ equity	$889,578,100	$722,713,792

See accompanying notes to consolidated financial statements

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Consolidated Statements of Income

For each of the years in the three-year period ended December 31, 2013

	2013	2012	2011
Interest and dividend income:
Loans, including fees	$21,995,645	$18,638,244	$17,688,035
Investment securities	4,925,043	4,084,035	4,073,721
Federal Funds sold and other	139,740	165,256	165,372

Total interest and dividend income	27,060,428	22,887,535	21,927,128

Interest expense:
Deposits	3,050,824	3,601,964	4,296,134
Other borrowings	509,056	1,285,453	1,178,411

Total interest expense	3,559,880	4,887,417	5,474,545

Net interest income	23,500,548	18,000,118	16,452,583
Provision for loan losses	1,592,906	1,623,242	1,101,853

Net interest income after provision for loan losses	21,907,642	16,376,876	15,350,730

Noninterest income:
Customer service fees	1,919,763	1,720,365	1,249,080
Mortgage banking fees, net of commissions	1,939,265	2,487,277	963,868
Increase in cash surrender value of life insurance	565,130	506,059	538,265
Net gain on sale of loans	108,508	-	-
Net gain on sale of investment securities	522,294	1,079,131	232,718

Total noninterest income	5,054,960	5,792,832	2,983,931

Noninterest expenses:
Salaries and employee benefits	11,738,817	10,013,123	8,206,754
Equipment and occupancy	3,366,601	3,087,552	2,956,521
Other real estate expense	89,169	297,587	351,674
Data processing	1,161,181	1,047,527	849,672
Advertising, promotion, and public relations	651,374	570,451	556,049
Legal and accounting	776,690	645,709	630,393
FDIC insurance and other regulatory assessments	616,816	547,836	785,353
Other expenses	2,158,592	2,206,667	1,581,405

Total noninterest expenses	20,559,240	18,416,452	15,917,821

Income before taxes	6,403,362	3,753,256	2,416,840
Income tax expense (benefit)	2,421,022	1,022,796	(11,481,522)

Net income	3,982,340	2,730,460	13,898,362
Preferred stock dividends	(189,500)	(357,984)	(395,916)
Accretion of net preferred stock discount, net	-	-	(233,511)

Net income available to common stockholders	$3,792,840	$2,372,476	$13,268,935
Per share information:
Basic net income per common share available to common stockholders	$0.45	$0.28	$1.57

Diluted net income per common share available to common stockholders	$0.45	$0.28	$1.57

Weighted average common shares outstanding:
Basic	8,424,598	8,443,393	8,444,063

Diluted	8,424,598	8,443,393	8,444,063

See accompanying notes to consolidated financial statements.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Consolidated Statements of Comprehensive Income (Loss)

For each of the years in the three-year period ended December 31, 2013.

	2013	2012	2011
Net income available to common stockholders	$3,792,840	$2,372,476	$13,268,935

Other comprehensive income, after tax:
(Decrease) increase in net gains on securities available-for-sale, net of deferred tax expense (benefit)	(7,044,135)	429,548	2,038,922
Net gains on sale of investment securities reclassified out of other comprehensive income	322,308	665,932	143,609

Total other comprehensive (loss) income, after tax	(6,721,827)	1,095,480	2,182,531

Comprehensive (loss) income	$(2,928,987)	$3,467,956	$15,451,466

See accompanying notes to consolidated financial statements

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders’ Equity

For each of the years in the three-year period ended December 31, 2013

	Preferred stock	Common stock	Additional paid-in-capital	Accumulated deficit	Accumulated other comp. income (loss)	Total
Balances, December 31, 2010	$7,536,489	75,322,157	$432,917	$(26,438,947)	$(2,274,476)	$54,578,140
Stock-based compensation expense	-	-	3,032	-	-	3,032
Amortization of preferred stock premium	(34,884)	-	-	34,884	-	-
Accretion of preferred stock discount	268,395	-	-	(268,395)	-	-
Preferred stock dividends	-	-	-	(395,916)	-	(395,916)
Redemption of Series A and Series B preferred stock	(7,770,000)	-				(7,770,000)
Issuance of preferred stock	18,950,000	-	-	-	-	18,950,000
Net income	-	-	-	13,898,362	-	13,898,362
Change in unrealized gains on securities available-for-sale, net of tax	-	-	-	-	2,182,531	2,182,531

Balances, December 31, 2011	$18,950,000	75,322,157	$435,949	$(13,170,012)	$(91,945)	$81,446,149
Stock-based compensation expense	-	-	133,609	-	-	133,609
Preferred stock dividends	-	-	-	(357,984)	-	(357,984)
Issuance of common stock	-	47,250	-	-	-	47,250
Net income	-	-	-	2,730,460	-	2,730,460
Change in unrealized gains on securities available-for-sale, net of tax	-	-	-	-	1,095,480	1,095,480

Balances, December 31, 2012	$18,950,000	$75,369,407	$569,558	$(10,797,536)	$1,003,535	$85,094,964
Stock-based compensation expense	-	-	213,941	-	-	213,941
Preferred stock dividends	-	-	-	(189,500)	-	(189,500)
Issuance of common stock	-	37,750	-	-	-	37,750
Net income	-	-	-	3,982,340	-	3,982,340
Change in unrealized losses on securities available-for-sale, net of tax	-	-	-	-	(6,721,827)	(6,721,827)

Balances, December 31, 2013	$18,950,000	$75,407,157	$783,499	$(7,004,696)	$(5,718,292)	$82,417,668

See accompanying notes to consolidated financial statements

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For each of the years in the three-year period ended December 31, 2013

	2013	2012	2011
Operating activities:
Net income	$3,982,340	$2,730,460	$13,898,362
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan loss	1,592,906	1,623,242	1,101,853
Net amortization of securities	827,878	1,198,449	1,453,784
Amortization of deferred loan fees and cost	110,439	67,105	(631,531)
Stock-based compensation expense	213,941	133,609	3,032
Supplemental executive retirement plan expense	80,712	53,414	826,374
Deferred tax benefit	2,114,574	1,483,756	(11,481,522)
Increase in cash surrender value of life insurance contracts	(565,130)	(506,059)	(538,265)
Depreciation and amortization of premises and equipment	1,154,639	1,154,602	1,143,471
Realized gain on sales of available-for-sale securities, net	(522,294)	(1,079,131)	(232,718)
Originations of mortgage loans held for sale	(125,211,689)	(140,188,000)	(131,051,324)
Sales of mortgage loans held for sale	131,857,682	134,944,824	129,171,975
(Increase) decrease in:
Accrued Interest receivable	(578,584)	(84,103)	(117,866)
Other assets	1,208,577	1,823,897	3,109,953
Increase (decrease) in:
Accrued interest payable	(5,011)	(107,390)	(145,395)
Other liabilities	(1,018,054)	84,454	(988,534)

Net cash provided by operating activities	15,242,926	3,333,129	5,521,649

Investing activities:
Net change in interest-bearing deposits in banks	974,000	1,334,246	(816,000)
Activity in available-for-sale securities:
Sales	17,433,729	73,815,162	41,160,898
Maturities, prepayments and calls	35,921,408	49,524,369	29,715,380
Purchases	(127,544,114)	(149,425,110)	(83,608,749)
Purchases of Federal Home Loan Bank Stock	(332,900)	(55,200)	(155,700)
Additions to premises and equipment, net of effects from disposals	(785,107)	(576,495)	(129,522)
Increase in loans, net of collections	(118,646,185)	(61,710,141)	(20,283,889)

Net cash used in investing activities	(192,979,169)	(87,093,169)	(34,117,582)

Financing activities:
Net increase in deposits	114,953,731	108,437,970	2,538,261
Net change in federal funds purchased	15,280,142	-	-
Proceeds from Federal Home Loan Bank advances	79,750,000	34,700,000	10,740,000
Payments on Federal Home Loan Bank advances	(39,500,000)	(39,700,000)	(10,740,000)
Payments on securities sold under repurchase agreements	-	(10,000,000)	-
Proceeds from issuance of Series C preferred stock	-	-	18,950,000
Redemptions of Series A and Series B preferred stock	-	-	(7,770,000)
Issuance of common stock	37,750	-	-
Preferred stock dividends	(189,500)	(370,441)	(395,916)

Net cash provided by financing activities	170,332,123	93,067,529	13,322,345

Net (decrease) increase in cash and cash equivalents	(7,404,120)	9,307,489	(15,273,588)
Cash and cash equivalents, beginning of period	19,821,318	10,513,829	25,787,417

Cash and cash equivalents, end of period	$12,417,198	$19,821,318	$10,513,829

Supplemental cash flow information:
Cash paid during the year for interest	$3,564,891	$4,994,807	$5,356,677
Loans transferred to other real estate	2,927,264	384,000	405,000
Cash paid during the year for income taxes	555,000	160,000	70,250

See accompanying notes to consolidated financial statements

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(1) Summary of Significant Accounting Policies

(a) Accounting Policies

The accounting principles followed and the methods of applying those principles conform with accounting principles generally accepted in the United States of America and to general practices in the banking industry. The significant accounting policies applicable to Avenue Financial Holdings, Inc. (the Corporation) and its wholly owned subsidiary, Avenue Bank (the Bank) (collectively, the Company) are summarized as follows.

(b) Nature of Operations

The Company provides a variety of financial services to individuals and middle market businesses through its offices in middle Tennessee. Its primary deposit products are checking, savings, money market and term certificate accounts and its primary lending products are residential real estate, commercial and industrial, commercial real estate, construction and consumer loans.

(c) Basis of Consolidation

The consolidated financial statements include the accounts of the Corporation and the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

(d) Use of Estimates

In preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets, other real estate owned, and investment securities including other than temporary impairment.

(e) Significant Group Concentrations of Credit Risk

Most of the Company’s activities are with customers located within middle Tennessee. See note 3 for a discussion of lending activities and any significant concentrations by type. The Company does not have a significant concentration in any one industry or customer.

(f) Cash and Cash Equivalents

Cash on hand, cash items in process of collection, amounts due from banks, and federal funds sold, with original maturities within ninety days, are included in cash and cash equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold.

(g) Interest Bearing Deposits in Banks

Interest bearing deposits in banks mature within five years and are carried at cost.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(h) Securities Held-to-Maturity and Available-for-Sale

Securities are classified based on management’s intention on the date of purchase. All debt securities classified as available-for-sale are recorded at fair value with any unrealized gains and losses reported in accumulated other comprehensive income (loss), net of the deferred income tax effects. Securities that the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at historical cost and adjusted for amortization of premiums and accretion of discounts. Estimated fair values for investment securities are based on quoted market prices obtained through third-party pricing services.

Interest and dividends on securities, including amortization of premiums and accretion of discounts calculated under the effective interest method, are included in interest income. For certain securities, amortization of premiums and accretion of discounts is computed based on the anticipated life of the security which may be shorter than the stated life of the security. Realized gains and losses from the sale of securities are determined using the specific identification method, and are recorded on the trade date of the sale.

(i) Other-than-temporary Impairment

A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in a reduction in the carrying amount of the security. To determine whether impairment is other-than-temporary, management considers whether the Company expects to recover the entire amortized cost basis of the security by reviewing the present value of the future cash flows associated with the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is referred to as a credit loss and is deemed to be other-than-temporary impairment. If a credit loss is identified, the credit loss is recognized as a charge to earnings and a new cost basis for the security is established. If management concludes that a decline in fair value of a security is temporary and, a full recovery of principal and interest is expected and it is not more-likely-than-not that it will be required to sell the security before recovery of their amortized cost basis, then the security is not other-than-temporarily impaired and the shortfall is recorded as a component of equity. Because management does not intend to sell the investments, and it is not likely that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2013.

Periodically, available-for-sale securities may be sold or the composition of the portfolio realigned to improve yields, quality or marketability, or to implement changes in investment or asset/liability strategy, including maintaining collateral requirements and raising funds for liquidity purposes.

Additionally, if an available-for-sale security loses its investment grade, tax-exempt status, the underlying credit support is terminated or collection otherwise becomes uncertain based on factors known to management, the Company will consider selling the security, but will review each security on a case-by-case basis as these factors become known. Resultantly, other-than-temporary charges may be incurred as management’s intention related to a particular security changes.

The carrying values of the Company’s investment securities could decline in the future if the financial condition of issuers deteriorates and management determines it is probable that the Company will not recover the entire amortized cost bases of the securities. As a result, there is a risk that other-than-temporary impairment charges may occur in the future. There is also a risk that other-than-temporary impairment charges may occur in the future if management’s intention to hold these securities to maturity and or recovery changes.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(j) Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Realized gains and losses upon sale are recognized when legal title to the loans has been transferred to the purchaser and payments have been received. The Company does not securitize mortgage loans and does not retain the servicing for loans sold.

(k) Loans

The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by residential and commercial construction and real estate throughout middle Tennessee. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay off are generally reported at their outstanding principal balances net of the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued based on the outstanding principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the effective interest method. At December 31, 2013 and 2012, net deferred loan fees of $749,000 and $638,000, respectively, were included in loans on the accompanying consolidated balance sheets.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well secured and in process of collection. Personal loans are typically charged off no later than when the loan becomes 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The payments received on these loans are applied to the principal balance until the loan qualifies for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(l) Allowance for Loan Losses

The allowance for loan losses is maintained at a level that management believes to be adequate to absorb probable losses inherent in the loan portfolio as of the balance sheet date. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical loss experience the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

In evaluating the adequacy of the allowance, the Company also considers the results of their ongoing independent loan review process. This process is designed both to ascertain whether there are loans in the

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

portfolio whose credit quality has weakened and to assist in our overall evaluation of the risk characteristics of the entire loan portfolio. The loan review process includes the judgment of management, and the independent loan reviewers. Relevant loan review results are incorporated into the loan impairment evaluations. In addition, regulatory agencies, as an integral part of their examination process, will periodically review the Company’s allowance for loan losses and may require adjustments to the allowance based on their judgment about information available to them at the time of their examinations.

In addition to the independent loan review process, the aforementioned risk ratings are subject to continual review by the loan officer to determine that the appropriate risk ratings are being utilized in our allowance for loan loss process.

All of the above factors are utilized in the determination of the allowance for loan losses which is composed of the results of two distinct impairment analyses pursuant to the provisions of both Accounting Standards Codification (ASC) 310-10-35 Receivables and ASC 450-20 Loss Contingencies as discussed below.

The first component of the allowance is a result of a loan-by-loan analysis of loans that have been specifically identified as impaired under (ASC) 310-10-35. This component relates to loans that are classified as either doubtful or substandard-impaired. For such loans, an allowance is established when the present value of expected future cash flows, the collateral value, or the observable market price of the impaired loan is lower than the carrying value of that loan. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreements. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case by case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The second component of the allowance is intended to quantify the incurred but unidentified losses inherent in the performing loan portfolio and is guided by ASC 450-20. The general component covers nonclassified loans and is based on historical loss data by loan categories for comparable peer institutions adjusted for both quantitative and qualitative factors. Qualitative adjustments intend to recognize variation of risk in the loan portfolio that warrant an adjustment to the loss allocation, but that may not yet warrant changing the standard risk rate loss percentages. Qualitative factors also include factors such as prevailing economic conditions, changes in lending personnel experience, changes in lending policies and procedures and other influencing factors. These factors are subjective and do not lend themselves to exact mathematical calculations. Quantitative losses are determined by aggregating risk ratings and estimated loss percentages. The Bank will combine the quantitative losses and qualitative adjustments for each segment to arrive at a final allowance allocation.

(m) Other Real Estate Owned

Other real estate owned (OREO) represents real estate foreclosed upon or acquired by deed in lieu of foreclosure by the Bank through loan defaults by customers. Substantially all of these amounts relate to lots, homes and residential development projects that are either completed or are in various stages of construction for which the Bank believes it has adequate collateral. Upon its acquisition by the Bank, the property is recorded at the lower of cost or fair value, based on appraised value, less selling costs estimated as of the date acquired. The difference from the loan balance is recognized as a charge-off through the allowance for loan losses. Additional

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

OREO losses for subsequent downward valuation adjustments and expenses to maintain OREO are determined on a specific property basis and are included as a component of noninterest expense. Net gains or losses realized at the time of disposal are reflected in noninterest income or noninterest expense, as applicable. Other real estate owned is included on the balance sheet, with a carrying value of approximately $3,451,000 and $2,937,000 as of December 31, 2013 and 2012, respectively.

(n) Federal Home Loan Bank (FHLB) Stock

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest additional amounts. FHLB stock is carried at cost, which approximates fair value, and is periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

(o) Premises and Equipment

Premises and equipment are carried at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter, for leasehold improvements. The general range of estimated useful lives is 40 years for premises and 3 to 10 years for furniture, fixtures, and leasehold improvements.

(p) Goodwill

Goodwill results from a business acquisition and represents the excess of the purchase price over the fair value of acquired assets and liabilities. Goodwill is evaluated for impairment at least annually and more frequently if events or changes in circumstances indicate that the asset may be impaired. The ASC 350, Goodwill and Other, regarding testing goodwill for impairment provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity does a qualitative assessment and determines that this is the case, or if a qualitative assessment is not performed, it is required to perform additional goodwill impairment testing to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). Based on a qualitative assessment, if an entity determines that the fair value of a reporting unit is more than its carrying amount, the two-step goodwill impairment test is not required. The Bank performed our annual assessment as of December 31, 2013. The results of the qualitative assessment indicated that the fair value of Avenue’s reporting unit was more than its carrying value, and accordingly, the two-step goodwill impairment test was not performed.

(q) Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company – but presumptuously beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

(r) Derivative Instruments

In accordance with ASC 815, Derivatives and Hedging, all derivative instruments are recorded on the accompanying consolidated balance sheet at their respective fair values. The accounting for changes in fair value

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and if so, on the reason for holding it. If the derivative instrument is not designated as a hedge, the gain or loss on the derivative instrument is recognized in earnings in the period of the change. None of the derivatives utilized by the Bank have been designated as hedges.

(s) Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses are included as a component of advertising, promotion, and public relations expense and totaled $348,000, $319,000 and $309,000 for the years ended December 31, 2013, 2012, and 2011, respectively.

(t) Income Per Common Share

Basic net income per common share available to common stockholders is computed by dividing net income available to common stockholders by the weighted average common shares outstanding for the period. The computation of diluted net income per common share available to common stockholders does not reflect the dilution that could potentially occur related to the periods presented if securities or other contracts to issue common stock were exercised or converted because to do so would be antidilutive. Typically the difference between basic and diluted weighted average shares outstanding is attributable to common stock options, common stock appreciation rights, warrants, restricted share awards, and restricted share unit awards. For the years ended December 31, 2013, 2012, and 2011 respectively, approximately 391,000, 419,000 and 395,000 of antidilutive stock options were excluded from the diluted earnings per common share calculation under the treasury stock method as the strike price for an option is above the fair market value of a common share hence they are considered antidilutive .

The following is a summary of the basic and diluted earnings per common share calculation for each of the years in the three-year period ended December 31, 2013:

	2013	2012	2011
Basic earnings per share calculation:
Numerator – Net income available to common stockholders	$3,792,840	$2,372,476	$13,268,939
Denominator – Weighted average common shares outstanding	8,424,598	8,443,393	8,444,063
Basic net income per common share available to common stockholders	$0.45	$0.28	$1.57

Diluted earnings per share calculation:
Numerator – Net income available to common stockholders	$3,792,840	$2,372,476	$13,268,939
Denominator – Weighted average common shares outstanding	8,424,598	8,443,393	8,444,063
Diluted net income per common share available to common stockholders	$0.45	$0.28	$1.57

(u) Stock-Based Compensation

Stock-based compensation expense is recognized based on the fair value of stock-based payment awards that are ultimately expected to vest, reduced for estimated forfeitures and is recognized over the service period, which is typically the vesting period. ASC 718-20 Compensation – Stock Compensation Awards Classified as Equity requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates made.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(v) Income Taxes

The Corporation and its subsidiary file consolidated U.S. Federal and State of Tennessee income tax returns. Each entity provides for income taxes based on its contribution to income or loss of the consolidated group. The Corporation remains open to audit under the statute of limitations by the Internal Revenue Service (IRS) for the years ended December 31, 2010 through December 31, 2013 and the state of Tennessee for the years ended December 31, 2010 through December 31, 2013.

Deferred income tax assets and liabilities are determined using the asset and liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion of the entire deferred tax asset will not be realized. The provision for income tax is the sum of the tax due or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.

(w) Comprehensive Income (Loss)

Comprehensive income (loss) consists of the total of all components of comprehensive income (loss) including net income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under U.S. generally accepted accounting principles are included in comprehensive income (loss) but excluded from net income (loss). Currently, the Company’s other comprehensive income (loss) consists of unrealized gains and losses on securities available-for-sale, net of deferred tax expense (benefit) and net gains on sale of investment securities reclassified out of other comprehensive income.

(x) Fair Value Measurement

ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles and establishes required disclosures about fair value measurements. ASC 820 applies only to fair-value measurements that are already required or permitted by other accounting standards and increases the consistency of those measurements. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

(y) Restrictions on Cash and Amounts due from Banks

As of December 31, 2013, the Bank is required to maintain a $10.3 million balance on hand or with the Federal Reserve Bank.

(z) Subsequent Events

ASC Topic 855, Subsequent Events, as amended by ASU No. 2010-09, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The Company has evaluated events and transactions that occurred between December 31, 2013 and

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

through date the consolidated financial statements were available to be issued, for possible recognition or disclosure in the consolidated financial statements. During this period there were no material recognizable subsequent events that required recognition or disclosures to the December 31, 2013 financial statements.

(aa) New Accounting Pronouncements

In February 2013, the Federal Accounting Standards Board (FASB) issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which provides disclosure guidance on amounts reclassified out of AOCI by component. The adoption did not have any impact on our financial position of results of operations but has impacted our financial statement disclosure. For the years ended December 31, 2013, 2012 and 2011, the Company reclassified approximately $522,000, $1,079,000, and $233,000, respectively, to gain on sale of investment securities and approximately $200,000, 413,000, and $89,000, respectively, to income tax expense resulting in the investment securities gains, net of tax, reclassified out of other comprehensive income of approximately $322,000, 666,000, and $144,000, respectively.

(2) Securities

The amortized cost and fair value of securities available for sale and held to maturity at December 31, 2013 and 2012 are summarized as follows:

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:
U.S. government agency securities	$14,490,654	-	485,254	14,005,400
State and municipal securities	50,291,214	347,250	1,009,101	49,629,363
Corporate bonds	11,011,510	16,239	173,329	10,854,420
Mortgage-backed securities	188,892,625	364,510	5,949,094	183,308,041

	$264,686,003	727,999	7,616,778	257,797,224

Securities held-to-maturity:
State and municipal securities	$2,725,537	55,220	-	2,780,757

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:
U.S. government agency securities	$29,480,050	130,450	31,650	29,578,850
State and municipal securities	41,141,988	1,317,943	18,604	42,441,327
Corporate bonds	11,426,295	352,605	-	11,778,900
Mortgage-backed securities	108,745,954	1,594,903	49,923	110,290,934

	$190,794,287	3,395,901	100,177	194,090,011

Securities held-to-maturity:
State and municipal securities	$2,733,859	193,811	-	2,927,670

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

Gross realized gains and losses were $522,000 and $0 from security sales of $17.4 million in 2013 and $1,205,000 and $126,000 from security sales of $73.8 million in 2012, respectively. The Bank did not purchase any investments during 2013 or 2012 that were classified as held to maturity.

The amortized cost and estimated fair value of securities at December 31, 2013, by contractual maturity, are shown below. Expected maturities of mortgage backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Available-for-sale		Held-to-maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$17,796,018	17,314,522	-	-
Due in one year to five years	33,564,790	33,213,018	2,725,537	2,780,757
Due in five years to ten years	23,410,776	22,921,568	-	-
Due after ten years	1,021,794	1,040,075	-	-
Mortgage-backed securities	188,892,625	183,308,041	-	-

	$264,686,003	257,797,224	2,725,537	2,780,757

Securities with an amortized cost of $26.8 million and $15.0 million and fair value of $26.3 million and $15.8 million at December 31, 2013 and 2012, respectively, were pledged to secure deposits, borrowings and for other purposes as required or permitted by law.

Security fair values are established by an independent pricing service as of the approximate dates indicated. The difference between book value and fair value reflects current interest rates and represents the potential gain (loss) had the portfolio been liquidated on those dates.

At December 31, 2013 and 2012, the Bank did not hold investment securities of any single issuer, other than obligations of U.S. government agencies, whose aggregate book value exceeded 10% of stockholders’ equity.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

Securities with unrealized losses as of December 31, 2013 and 2012, and the length of time they have been in continuous loss positions were as follows:

	Investments with an Unrealized Loss of less than 12 months		Investments with an Unrealized Loss of 12 months or longer		Total Investments with an Unrealized Loss
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
At December 31, 2013:

U.S. government agency securities	$9,273,250	(217,404)	4,732,150	(267,850)	14,005,400	(485,254)
State and Municipal securities	25,132,590	(951,541)	902,266	(57,560)	26,034,857	(1,009,101)
Corporate bonds	6,830,780	(173,329)	-	-	6,830,780	(173,329)
Mortgage-backed securities	142,263,171	(5,422,480)	11,697,632	(526,614)	153,960,802	(5,949,094)

Total temporarily-impaired securities	$183,499,791	(6,764,754)	17,332,048	(852,024)	200,831,839	(7,616,778)

At December 31, 2012:

U.S. government agency securities	$4,968,350	(31,650)	-	-	4,968,350	(31,650)
State and Municipal securities	4,051,547	(18,604)	-	-	4,051,547	(18,604)
Corporate bonds	-	-	-	-	-	-
Mortgage-backed securities	28,146,493	(49,923)	-	-	28,146,493	(49,923)

Total temporarily-impaired securities	$37,166,390	(100,177)	-	-	37,166,390	(100,177)

As noted in the table above, at December 31, 2013, the Bank had unrealized losses of $7.6 million on $200.8 million of available-for-sale securities. The Bank does not consider these securities to be other than temporarily impaired at December 31, 2013. Unrealized losses on securities issued by states and political subdivisions in the U.S., U.S. government agency securities, and mortgage backed securities have not been recognized into income because the securities are backed by the U.S. government, its agencies, or political subdivisions for municipal bonds and management has the intent and ability to hold these securities until maturity. For corporate bonds with unrealized losses, the Bank currently does not intend to sell these securities and it is not more likely than not that the Bank will be required to sell these securities prior to recovery of their amortized cost. The decline in value of these securities is primarily attributable to interest rates and not credit losses.

(3) Loans and Allowance for Loan Losses

The company has six loan segments for financial reporting purposes, residential real estate, commercial and industrial, commercial real estate, construction and land development, consumer, and other. The Company classifies its loan portfolio based on the underlying collateral utilized to secure each loan. These classifications are consistent with those utilized in the Quarterly Report of Condition and Income filed by the Company with the Federal Deposit Insurance Corporation (FDIC).

•	Residential real estate loans are classified into two categories based on the underlying collateral securing the loans. They consist of primarily of mortgage loans secured by 1-4 residential properties including home equity lines of credit and multi-family properties secured primarily by apartment buildings.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

•	Commercial and industrial loans include loans to business enterprises issued for commercial, industrial and/or other professional purposes.

•	Commercial real estate mortgage loans are categorized as such based on investor exposures where repayment is largely dependent upon the operation, refinance, or sale of the underlying real estate. Commercial real estate mortgage loans also include owner occupied commercial real estate which shares a similar risk profile to our commercial and industrial loan products.

•	Construction and land development loans include loans where the repayment is dependent on the successful operation of the related real estate project. Construction and land development loans include 1-4 family construction projects and commercial construction endeavors such as warehouses, apartments, office and retail space and land acquisition and development.

•	Consumer loans include all loans issued to individuals not included in the residential real estate mortgage classification. Examples of consumer loans are automobile loans and personal lines of credit.

•	Other loans include all loans not included in the consumer classification, such as unsecured loans to religious organizations.

The following table summarizes the balance of loans outstanding by segment and class as of December 31, 2013 and 2012 (in thousands):

	2013	2012
Residential real estate:
Mortgage	$94,238	$73,337
Multi-family	2,964	1,955
Commercial and industrial	170,662	130,264
Commercial real estate	236,030	184,452
Construction and land development	67,483	62,285
Consumer	1,879	1,809
Other	923	2,516

Total loans	$574,179	$456,618
Net deferred loan origination costs and fees	(749)	(638)
Less allowance for loan losses	(7,204)	(6,695)

Net loans	$566,226	$449,284

(a) Asset Quality

Commercial loans are assigned risk ratings by the lender that are subject to validation by a third party loan reviewer or the Bank’s internal credit committee. Risk ratings are categorized as pass, special mention, substandard, impaired and doubtful impaired. As of December 31, 2013, approximately 85% of the loan portfolio was analyzed as a commercial loan type and was specifically assigned a risk rating. Pass rated loans include all loans other than those included in special mention, substandard, substandard-impaired and doubtful impaired, which are defined as follows:

•	Special mention loans have potential weaknesses that deserve close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Bank’s credit position at some future date.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

•	Substandard loans are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. Assets so classified must have a well defined weakness or weaknesses that jeopardize collection of the debt. Substandard loans are characterized by the distinct possibility that the Banks will sustain some loss if the deficiencies are not corrected. These loans may be considered impaired, if in management’s judgment, the loan is either collateral dependent or the credit is weakened by the borrower’s financial condition.

•	Impaired loans have the traits of substandard loans; however, repayment of principal and interest is uncertain. The weaknesses of these loans make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

The following tables present the loan balances by segment as well as risk rating category (in thousands):

	Performing Loans				Total Impaired Loans (1)	Total Loans
December 31, 2013	Pass	Special Mention	Substandard	Total Performing
Residential real estate:
Mortgage	$91,414	-	186	91,600	2,638	94,238
Multi-family	2,964	-	-	2,964	-	2,964
Commercial and industrial	170,289	-	-	170,289	373	170,662
Commercial real estate	235,765	-	265	236,030	-	236,030
Construction and land development	65,163	-	1,580	66,743	740	67,483
Consumer	1,848	-	-	1,848	31	1,879
Other	923	-	-	923	-	923

	$568,366	-	2,031	570,397	3,782	574,179

	Performing Loans				Total Impaired Loans (2)	Total Loans
December 31, 2012	Pass	Special Mention	Substandard	Total Performing
Residential real estate:
Mortgage	$70,710	-	189	70,899	2,438	73,337
Multi-family	1,955	-	-	1,955	-	1,955
Commercial and industrial	129,631	-	246	129,877	387	130,264
Commercial real estate	182,422	-	-	182,422	2,030	184,452
Construction and land development	56,435	-	1,921	58,356	3,929	62,285
Consumer	1,808	-	-	1,808	-	1,808
Other	2,516	-	-	2,516	-	2,516

	$445,477	-	2,356	447,833	8,784	456,617

(1)	Of the $3.8 million in impaired loans as of December 31, 2013, $591 thousand were on nonaccrual status
(2)	Of the $8.8 million in impaired loans as of December 31, 2012, $1.9 million were on nonaccrual status

(b) Impaired Loans

As of December 31, 2013 and 2012, all loans classified as nonaccrual were considered to be impaired. In addition, certain substandard loans were evaluated for impairment due to management’s knowledge of certain facts surrounding the credit or due to the receipt of current appraisals on collateral dependent loans which caused

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

the loan to be considered impaired. The principal balance of these impaired loans amounted to $3.8 million and $8.8 million, respectively as of December 31, 2013 and 2012. The average balance of these loans for the year ended December 31, 2013 was $2.5 million as compared to $8.9 million for the twelve months ended December 31, 2012. For impaired loans that are on nonaccrual status, at the date such loans were placed on nonaccrual, the Bank reversed all previously accrued interest income against the current year earnings. The Bank reviews each loan on a case-by-case basis to determine if the payment should be applied to interest or principal pursuant to regulatory guidelines.

Additional information on the Bank’s impaired loans that were evaluated for specific loss allowance as of December 31, 2013 and 2012 including the recorded investment on the balance sheet and the unpaid principal balance is shown below (in thousands):

	At December 31, 2013			For the year ended December 31, 2013
	Recorded investment	Unpaid principal balance	Related allowance	Average recorded investment	Interest income recognized
Impaired loans with no recorded allowance:
Commercial and industrial	131	250	-	131	-

Total	131	250	-	131	-
Impaired loans with a recorded allowance:
Residential real estate:
Mortgage	2,638	2,651	189	1,417	60
Commercial and industrial	242	257	185	249	3
Construction and land development	740	740	81	656	24
Consumer	31	31	31	33	1

Total	3,651	3,679	486	2,355	88

Total impaired loans	$3,782	3,929	486	2,486	88

	At December 31, 2012			For the year ended December 31, 2012
	Recorded investment	Unpaid principal balance	Related allowance	Average recorded investment	Interest income recognized
Impaired loans with no recorded allowance:
Residential real estate:
Mortgage	$611	711	-	618	-
Commercial and industrial	131	250	-	135	-
Commercial real estate	2,030	2,030	-	2,039	55

Total	2,772	2,991	-	2,792	55
Impaired loans with a recorded allowance:
Residential real estate:
Mortgage	1,827	2,135	380	2,011	65
Commercial and industrial	256	268	194	268	-
Construction and land development	3,929	3,929	861	3,803	145

Total	6,012	6,332	1,435	6,082	210

Total impaired loans	$8,784	9,323	1,435	8,874	265

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(c) Nonaccrual and Past Due Loans

As shown in the table below, the Bank had $0 and $146,000 loans past due 30 days or more that were not on nonaccrual status as of December 31, 2013 and 2012, respectively. The tables below present past due balances at December 31, 2013 and 2012 by loan segment allocated between performing and impaired status (in thousands):

December 31, 2013	30-89 days past due and performing	90 days or more past due and performing	Total past due and performing	Current and performing	Impaired (1)	Total Loans
Residential real estate:
Mortgage	$-	-	-	91,600	2,638	94,238
Multi-family	-	-	-	2,964	-	2,964
Commercial and industrial	-	-	-	170,289	373	170,662
Commercial real estate	-	-	-	236,030	-	236,030
Construction and land development	-	-	-	66,743	740	67,483
Consumer	-	-	-	1,848	31	1,879
Other	-	-	-	923	-	923

	$-	-	-	570,397	3,782	574,179

December 31, 2012	30-89 days past due and performing	90 days or more past due and performing	Total past due and performing	Current and performing	Impaired (1)	Total Loans
Residential real estate:
Mortgage	$-	-	-	70,899	2,438	73,337
Multi-family	-	-	-	1,955	-	1,955
Commercial and industrial	-	-	-	129,877	387	130,264
Commercial real estate	-	-	-	182,422	2,030	184,452
Construction and land development	146	-	146	58,210	3,929	62,285
Consumer	-	-	-	1,808	-	1,808
Other	-	-	-	2,516	-	2,516

	$-	-	146	447,687	8,784	456,617

(1)	Of the $3.8 million in impaired loans as of December 31, 2013, $3.2 were accruing and were not in past due status.
(2)	Of the $8.8 million in impaired loans as of December 31, 2012, $6.9 million were accruing and were not in past due status.

At December 31, 2013 and 2012, all loans classified as nonaccrual were deemed to be impaired. The principal balance of these nonaccrual loans amounted to $591,000 and $1.9 million at December 31, 2013 and 2012, respectively. At the date such loans were placed on nonaccrual status, the Company reversed all previously accrued interest income against current year earnings. Had these nonaccruing loans been on accruing status, interest income would have been higher by $98,000 and $155,000 for the years ended December 31, 2013 and 2012, respectively.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(d) Troubled Debt Restructurings (TDRs)

As part of the Bank’s ongoing risk management process, the Bank attempts to work with borrowers when necessary to extend or modify terms to better align with their current ability to repay. These extensions and modifications are made in accordance with internal policies, which conform to regulatory guidance. Each modification is unique to the borrower and is evaluated separately, and as such, qualification criteria and payments terms consider the borrower’s current and prospective ability to comply with the modified terms of the loan.

A modification is classified as a TDR if the borrower is experiencing financial difficulty and it is determined that the Bank has granted a concession to the borrower. The Bank may determine that a borrower is experiencing financial difficulty if the borrower is currently in default on any of its debt, or if it is probable that a borrower may default in the foreseeable future without modification of its debt. Generally, a concession is considered to be granted when the Bank is no longer expected to collect all amounts due at the original contractual rate subsequent to modification. Concessions could include reduction in interest rates, extension of the maturity date at a rate lower than current market rate for a new loan with similar risk, principal forgiveness or reduction of accrued interest. When evaluating for impairment, the Bank also considers whether the borrower has provided additional collateral or guarantors and whether such additions adequately compensate the Bank for the restructured terms. The determination of both of the above criteria is subjective in nature and management judgment is required when determining whether a modification should be classified as a TDR. As of December 31, 2013 and 2012, there were $3.0 million and $6.7 million, respectively, of troubled debt restructurings that were performing as of their restructure date and which are accruing interest. These troubled debt restructurings are considered impaired loans pursuant to U.S. GAAP. The following table outlines the amount of each troubled debt restructuring categorized by loan segment made during the years ended December 31, 2013 and 2012 (in thousands).

	December 31, 2013			December 31, 2012
	Number of contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Residential real estate:
Mortgage	-	$-	-	14	$1,372	1,364
Construction and land development	-	-	-	16	1,611	1,603
Commercial real estate	-	-	-	4	2,036	2,030

	-	$-	-	34	$5,019	4,997

Of the $6.7 million in loans reported as TDRs as of December 31, 2012, $1.6 million were subsequently foreclosed upon during 2013, $764,000 were charged off, and $1.4 million were paid off during the year ended December 31, 2013. As of December 31, 2013 and 2012, there were no commitments to lend additional funds to debtors owing receivables whose terms have been modified in a TDR.

(e) Allowance for Loan Losses

The adequacy of the allowance for loan losses (ALLL) is assessed at the end of each calendar month. The ALLL includes the following components: allowance for pools of commercial loans evaluated individually and allowance for pools of smaller balance homogeneous retail loans. The allowance factors applied to these pools are an estimate of incurred losses based on management’s evaluation of historical net losses from loans with similar characteristics, which are adjusted by management to reflect current events, trends, and conditions

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(including economic considerations). Additional factors that are considered by management in the determination of the level of the ALLL are: past due experience, asset quality trends, known and inherent risks in the portfolio, the estimated value of any underlying collateral, industry and peer bank loan quality indications and other relevant factors.

Key components of the estimation process are as follows: (1) commercial loans determined by management to be impaired are evaluated individually and specific allowance are determined based on the difference between the outstanding loan amount and the net realizable value of the collateral less estimated cost to sell (if collateral dependent) or the present value of expected future cash flows; (2) commercial loans not considered to be individually impaired are segmented based on similar credit risk characteristics and evaluated on a pool basis; (3) loss rates for the commercial segments are calculated based on historical and estimated or expected net charge offs and are subject to adjustment by management to reflect current trends and conditions (including economic considerations); (4) management’s estimate of probable incurred losses reflects the loss rate applied against the balance of loans in the commercial segments of the loan portfolio; (5) other noncommercial related loans are segmented based on loan type; (6) loss amounts for each noncommercial related portfolio segment are calculated using models based on loss experience and are subject to adjustment by management to reflect current events, trends and conditions (including economic considerations); and (7) the loss amount for each noncommercial related segment reflects management’s estimate of probable incurred losses in the retail segments of the loan portfolio.

The following table presents the balance in the recorded investment in loans by loan segment based on impairment method:

December 31, 2013	Real Estate Mortgage	Real Estate Multi- family	Commercial and industrial	Commercial real estate	Construction and land development	Consumer	Other	Total Loans
	(Dollars in Thousands)
Loans	$94,238	$2,964	$170,662	$236,030	$67,483	$1,879	$923	$574,179

Loans individually evaluated for impairment	$2,638	$-	$373	$-	$740	$31	$-	$3,782

Loans collectively evaluated for impairment	$91,600	$2,964	$170,289	$236,030	$66,743	$1,848	$923	$570,397

Loans acquired with deteriorated credit quality	-	-	-	-	-	-	-	-

December 31, 2012	Real Estate Mortgage	Real Estate Multi- family	Commercial and industrial	Commercial real estate	Construction and land development	Consumer	Other	Total Loans
	(Dollars in Thousands)
Loans	$73,337	$1,955	$130,264	$184,452	$62,285	$1,808	$2,516	$456,617

Loans individually evaluated for impairment	$2,438	$-	$387	$2,030	$3,929	$-	$-	$8,784

Loans collectively evaluated for impairment	$70,899	$1,955	$129,877	$182,422	$58,356	$1,808	$2,516	$447,833

Loans acquired with deteriorated credit quality	-	-	-	-	-	-	-	-

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

The following table provides a roll forward of the allowance for loan losses from December 31, 2011 to December 31, 2013 by loan segment (in thousands):

(in thousands)	Residential real-estate	Commercial and industrial	Commercial real estate	Construction and land development	Consumer	Other	Unallocated	Total
Balances, December 31, 2011	$1,258	1,466	1,565	2,123	30	108	-	6,550

Charged-off loans	(43)	(258)	-	(1,238)	(1)	-	-	(1,540)
Recovery of previously charged-off loans	-	57	-	5	-	-	-	62
Provision for loan losses	74	292	538	797	-	(78)	-	1,623

Balances, December 31, 2012	$1,289	1,557	2,103	1,687	29	30	-	6,695

Charged-off loans	(191)	-	(296)	(661)	-	-	-	(1,148)
Recovery of previously charged-off loans	-	-	-	43	21	-	-	64
Provision for loan losses	270	438	947	(72)	11	(1)	-	1,593

Balances, December 31, 2013	$1,368	1,995	2,754	997	61	29	-	7,204

Balance at December 31, 2013
Allowance for loans individually evaluated for impairment	$189	185	-	81	31	-	-	486

Allowance for loans collectively evaluated for impairment	$1,179	1,810	2,754	916	30	29	-	6,718

Balance at December 31, 2012
Allowance for loans individually evaluated for impairment	$380	194	-	861	-	-	-	1,435

Allowance for loans collectively evaluated for impairment	$909	1,363	2,103	826	29	30	-	5,260

The following table shows the allowance allocation by loan classification for accruing and impaired loans at December 31, 2013 and 2012 (in thousands):

	Accruing Loans		Impaired Loans		Total Allowance for Loan Losses
(in thousands)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Residential real estate	$1,179	909	189	380	1,368	1,289
Commercial and industrial	1,810	1,363	185	194	1,995	1,557
Commercial real estate	2,754	2,103	-	-	2,754	2,103
Construction and land development	916	826	81	861	997	1,687
Consumer	30	29	31	-	61	29
Other	29	30	-	-	29	30

	$6,718	5,260	486	1,435	7,204	6,695

(f) Residential Lending

At December 31, 2013, the Company had approximately $4.9 million of mortgage loans held for sale compared to approximately $11.6 million at December 31, 2012. The inputs for the valuation of these assets are

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

based on the anticipated sales prices of these loans as the loans are usually sold within a few weeks of their origination. The Company generally has an agreement for the subsequent sale of the mortgage loan prior to the loan being closed with the borrower. The Company sells loans to third-party investors on a loan-by-loan basis and has not entered into any forward commitments with investors for future bulk loan sales. All of these loan sales transfer servicing rights to the buyer.

These mortgage loans held-for-sale are originated internally and are primarily to borrowers in the Company’s geographic markets. These sales are typically on a best efforts basis to investors that follow conventional government sponsored entities and the Department of Housing and Urban Development (HUD) guidelines. Generally, loans sold to HUD are underwritten by the Company while the majority of the loans sold to other investors are underwritten by the purchaser of the loans.

Each purchaser has specific guidelines and criteria for sellers of loans, and the risk of credit loss with regard to the principal amount of the loans sold is generally transferred to the purchasers upon sale. While the loans are sold without recourse, the purchase agreements require the Company to make certain representations and warranties regarding the existence and sufficiency of file documentation and the absence of fraud by borrowers or other third parties such as appraisers in connection with obtaining the loan. If it is determined that the loans sold were in breach of these representations or warranties, the Company has obligations to either repurchase the loan for the unpaid principal balance and related investor fees or make the purchaser whole for the economic benefits of the loan.

Based on information currently available, management believes that it does not have a material exposure to losses that may arise relating to the representations and warranties that it has made in connection with its mortgage loan sales.

At December 31, 2013, the Company has $97.2 million of home equity and consumer mortgage loans which are secured by first or second liens on residential properties. Foreclosure activity in this portfolio has been minimal. Any foreclosures on these loans are handled by designated Bank personnel and external legal counsel, as appropriate, following established policies regarding legal and regulatory requirements. The Company has not imposed any freezes on foreclosures. Based on information currently available, management believes that it does not have material exposure to faulty foreclosure practices.

(g) Loans to Related Parties

Certain parties (principally directors and officers of the Corporation or the Bank, including their affiliates, and companies in which they hold ten percent or more ownership) were customers of, and had loans and other transactions with, the Bank in the ordinary course of business. These loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans to other persons. These transactions did not involve more than the normal risk of collectability or present other unfavorable features. The activity for such loans is as follows (in thousands):

	2013	2012
Balance at January 1	$7,048	7,252
New loans	665	792
Repayments	(1,129)	(996)

Balance at December 31	$6,584	7,048

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

None of these loans to certain parties were charged off or considered impaired as of December 31, 2013 or 2012.

(4) Premises and Equipment

Depreciation expenses, including amortization of leasehold improvements totaled $1,155,000 for 2013 and 2012 and are included in equipment and occupancy expenses. Following is a summary of premises and equipment as of December 31:

	Range of useful lives	2013	2012
Premises and equipment	3 to 7 years	$3,066,399	2,821,495
Furniture and fixtures	5 to 8 years	1,567,781	1,477,024
Leasehold improvements	7 to 20 years	6,325,825	6,047,832

		10,960,005	10,346,351

Less: accumulated depreciation and amortization		7,034,902	6,051,716

Premises and equipment, net		$3,925,103	4,294,635

Real property for various banking offices is leased under noncancelable operating leases expiring through 2028. Total rental expense incurred under all operating leases amounted to $1,480,000 and $1,314,000 in 2013 and 2012, respectively and is included in equipment and occupancy expenses. The minimum future rental commitment as of December 31, 2013 under all noncancelable operating leases with initial terms of one year or more is as follows:

Amount
2014	$1,431,364
2015	1,431,364
2016	1,431,364
2017	1,379,799
2018	812,583
Thereafter	6,200,274

Total	$12,686,748

(5) Deposits

At December 31, 2013, the scheduled maturities of time deposits are as follows (in thousands):

Amount
2014	$79,760
2015	20,146
2016	16,326
2017	2,621
2018	4,967

Total	$123,820

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

Time deposits greater than $250,000 amounted to $6.34 million and $6.66 million at December 31, 2013 and 2012, respectively. The following table shows the scheduled maturities of time deposits, in denominations of $250,000 and less and those of denominations of greater than $250,000 by category based on time remaining until maturity of (1) three months or less, (2) over three but less than six months, (3) over six but less than twelve months and (4) over twelve months and the weighted average rate for each category (dollars in thousands):

	Balances	Weighted Avg. Rate
Denominations $250,000 and less
Three months or less	$30,785	0.42%
Over three but less than six months	36,087	0.44
Over six but less than twelve months	17,248	0.68
Over twelve months	33,359	0.99

	$117,479	0.63%

Denomination greater than $250,000
Three months or less	$303	0.60%
Over three but less than six months	-	NA
Over six but less than twelve months	787	0.57
Over twelve months	5,251	1.91

	6,341	1.68

Totals	$123,820	0.68%

Deposits from related parties held by the Bank amounted to $33.37 million and $17.96 million at December 31, 2013 and 2012, respectively. The Bank had one customer with greater than 5% of total deposits with a balance of $35,779,000 at December 31, 2012 and did not have any customers with greater than 5% of total deposits at December 31, 2013.

(6) Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements and Disclosures, establishes the framework for fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of the observable inputs that may be used to measure fair value. An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

•	Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices of identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities,

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

•	Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect management’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company’s financial assets and financial liabilities carried at fair value effective December 31, 2013 and 2012. In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Financial assets and financial liabilities measured at fair value on a recurring basis include the following:

(a) Securities Available-for-Sale

Where quoted prices are available for identical securities in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models that use observable inputs, market spreads, and cash flows or quoted prices of securities with similar characteristics and are classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation and more complex pricing models are used, securities are classified within Level 3 of the valuation hierarchy.

(b) Derivatives

The carrying amount of interest rate swap agreements is based on the Bank’s pricing models that utilize observable market inputs. The Bank reflects these assets within Level 2 of the valuation hierarchy.

For purposes of potential valuation adjustments to its derivative positions, the Bank evaluates the credit risk of its counterparties was well as that of the Bank. Accordingly, the Bank has considered factors such as the likelihood of default by the Bank and its counterparties, its net exposures, and remaining contractual life, among other things, in determining if any fair value adjustments related to credit risk are required. Counterparty exposure is evaluated by netting positions that are subject to master netting arrangements, as well as considering the amount of collateral securing the position. The Company reviews its counterparty exposure on a regular basis, and, when necessary, appropriate business actions are taken to adjust the exposure. The Bank also utilizes this approach to estimate its own credit risk on derivative liability positions. To date, the Bank has not realized any significant losses due to a counterparty’s inability to pay any net uncollateralized position. The change in value of derivative assets and derivative liabilities attributable to credit risk was not significant during the reported periods.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

The following tables summarize financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Total carrying value in the consolidated balance sheet	Quoted market prices in an active market (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)
December 31, 2013:
Investment securities available-for-sale:
U.S. government agency securities	$14,005,400	-	14,005,400	-
State and municipal securities	49,629,363	-	49,629,363	-
Corporate notes	10,854,420	-	10,854,420	-
Mortgage-backed securities	183,308,041	-	183,308,041	-

Total investment securities available-for-sale	257,797,224	-	257,797,224	-
Derivative assets	955,980	-	955,980	-

Total assets at fair value	$258,753,204	-	258,753,204	-

Derivative liabilities	$955,980	-	955,980	-

Total liabilities at fair value	$955,980	-	955,980	-

	Total carrying value in the consolidated balance sheet	Quoted market prices in an active market (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)
December 31, 2012:
Investment securities available-for-sale:
U.S. government agency securities	$29,578,850	-	29,578,850	-
State and municipal securities	42,441,327	-	42,441,327	-
Corporate notes	11,778,900	-	11,778,900	-
Mortgage-backed securities	110,290,934	-	110,290,934	-

Total investment securities available-for-sale	194,090,011	-	194,090,011	-
Derivative assets	2,242,246	-	2,242,246	-

Total assets at fair value	$196,332,257	-	196,332,257	-

Derivative liabilities	$2,242,246	-	2,242,246	-

Total liabilities at fair value	$2,242,246	-	2,242,246	-

The Company did not have any financial instruments classified within Level 3 of the valuation hierarchy for assets and liabilities measured at fair value on a recurring basis at December 31, 2013 or 2012.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets and liabilities measured at fair value on a nonrecurring basis include the following:

Impaired Loans

Certain impaired loans are reported at the fair value of the underlying collateral less estimated selling costs if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized valuation criteria. Certain impaired loans were remeasured and reported at fair value less estimated selling costs through a specific valuation allowance allocation of the allowance for loan losses based upon either the discounted present value of projected cash flows or the fair value of the underlying collateral. As of December 31, 2013 and 2012, impaired loans with a carrying value of $3,782,000 and $8,784,000, were reduced by specific valuation allowance allocations totaling $486,000 and $1,435,000 to a net reported fair value of $3,296,000 and $7,349,000, respectively, based on collateral valuations utilizing Level 3 valuation inputs.

The Company obtains independent appraisals to assess the value of the underlying collateral for collateral dependent impaired loans on at least an annual basis. If factors influencing the valuation change within a year, then the valuation is promptly updated. In this situation, if an independent appraisal is not obtained then the appraised discounts are adjusted, if necessary, based on market conditions or management’s assessment of any specific circumstances related to the underlying collateral.

Other Real Estate Owned

Other real estate is measured and reported at the lower of cost or fair value less estimated selling costs based on independent appraisals. As of December 31, 2013 and 2012, other real estate owned was $3,451,000 and $2,937,000, respectively. Other real estate owned is included in Level 3 of the valuation hierarchy.

In January 2010, the FASB updated ASC 820-10 to include disclosure requirements surrounding transfers of assets and liabilities in and out of Levels 1 and 2. Previous guidance only required transfer disclosures for Level 3 assets and liabilities. The Company monitors the valuation technique utilized by various pricing agencies, in the case of the investment securities to ascertain when transfers between levels have been affected. The nature of the remaining assets and liabilities is such that transfers in and out of any level are expected to be rare. For the year ended December 31, 2013, there were no transfers between levels.

FASB ASC 820 requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are measured and reported at fair value on a recurring basis or nonrecurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or nonrecurring basis are discussed above. The methodologies for other financial assets and financial liabilities are discussed below:

Cash and due from banks, federal funds sold, and interest-bearing deposits in banks

The carrying amounts of cash, due from banks and federal funds sold approximate their fair values due to their short-term nature.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

Securities held-to-maturity

Fair values for securities held-to-maturity are based on quoted market prices. If quoted market prices are not available, then fair values are estimated by using pricing models that use observable inputs, market spreads, and cash flows or quoted prices of securities with similar characteristics.

Loans, net

The carrying values, reduced by estimated inherent credit losses, of variable rate loans and other loans with short-term characteristics are considered fair values. For other loans, the fair values are calculated by discounting scheduled future cash flows using current interest rates offered on loans with similar terms adjusted to reflect the estimated credit losses inherent in the portfolio. This method of estimating fair value does not incorporate the exit price/market participant concept of fair value prescribed by ASC 820-10 and generally produces a higher value than an exit approach/market participant approach. Fair values for impaired loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral.

Mortgage loans held for sale

The inputs for valuation of these assets are based on the anticipated sales prices of these loans as the loans are usually sold within a few weeks of their origination.

Deposits, Federal funds purchased and Federal home loan bank advances

The fair values disclosed for demand deposits (e.g. interest and non-interest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e. their carrying amount). The carrying value of variable rate FHLB advances and Fed funds purchased approximate their fair values based on their short-term nature. The fair value of certificates of deposit and fixed rate advances from the Federal Home Loan Bank are based on the discounted value of contractual cash flows, calculated using the discounted rate that equaled the interest rates offered at the valuation date for deposits of similar remaining maturities.

Off-balance sheet instruments

The fair values of off-balance sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credits do not represent a significant value to the Company until such commitments are funded.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

The year end estimated fair values of financial instruments were as follows:

	Carrying amount	Estimated fair value	Quoted market prices in an active market (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)
December 31, 2013
Financial assets:
Cash and due from banks	$12,416,992	12,416,992	12,416,992	-	-
Federal funds sold	206	206	206	-	-
Interest-bearing deposits in banks	2,319,754	2,319,754	2,319,754	-	-
Securities held-to-maturity	2,725,537	2,780,757	-	2,780,757	-
Mortgage loans held-for-sale	4,986,011	4,986,011	-	4,986,011	-
Loans, net	566,226,180	568,059,000	-	-	568,059,000
Financial liabilities:
Deposits	705,794,122	706,124,000	-	-	706,124,000
Federal home loan bank advances	79,250,000	79,279,000	-	-	79,279,000
Federal funds purchased	15,280,142	15,280,142	-	15,280,142	-
Off-balance sheet instruments:
Commitments to extend credit	125,864,000	-	-	-	-
Standby letters of credit	3,048,000	58	-	-	58

	Carrying amount	Estimated fair value	Quoted market prices in an active market (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)
December 31, 2012
Financial assets:
Cash and due from banks	$19,685,474	19,685,474	19,685,474	-	-
Federal funds sold	135,844	135,844	135,844	-	-
Interest-bearing deposits in banks	3,293,754	3,293,754	3,293,754	-	-
Securities held-to-maturity	2,733,859	2,927,670	-	2,927,670	-
Mortgage loans held-for-sale	11,632,005	11,632,005	-	11,632,005	-
Loans, net	449,283,340	447,430,340	-		447,430,340
Financial liabilities:
Deposits	590,840,392	591,499,000	-	-	591,499,000
Federal home loan bank advances	39,000,000	39,008,000	-	-	39,008,000
Federal funds purchased	-	-	-	-	-
Off-balance sheet instruments:
Commitments to extend credit	123,032,000	-	-	-	-
Standby letters of credit	1,953,000	15	-	-	15

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(7) Income Taxes

The income tax expense consists of the following for the year ended December 31:

	2013	2012	2011
Income tax (benefit) expense:
Current	$306,449	$103,109	$131,970
Deferred – Federal	1,662,274	746,602	284,324
Deferred – State	452,299	173,085	68,413
Change in valuation allowance	-		(11,966,229)

Total income tax (benefit) expense	$2,421,022	$1,022,796	$(11,481,522)

Differences between the statutory federal income tax rate of 34% and the effective tax rate are summarized as follows:

	2013	2012
Tax expense at statutory rate	$2,177,143	$1,276,107
Increase (decrease) resulting from:
State taxes, net of federal benefit	298,517	173,085
Increase in cash surrender value of life insurance	(192,144)	(172,060)
Tax exempt interest on municipal securities	(347,370)	(340,191)
Bank-owned life insurance surrender	171,414	-
Write-off non-qualified stock option deferred tax asset	188,125	-
Other, net	125,337	85,855

Total provision for income taxes	$2,421,022	$1,022,796

The components of net deferred tax assets (liabilities) are as follows as of December 31:

	2013	2012
Deferred tax assets (liabilities):
Net operating loss carryforward	$498,385	3,061,922
Allowance for loan losses	2,758,489	2,563,654
Deferred compensation	1,499,348	1,468,443
Organizational costs	477,640	536,729
Stock compensation expense	-	218,084
Net unrealized loss (gain) on securities available-for-sale	2,342,185	(1,120,575)
Depreciation	642,230	587,765
Deferred loan fees	286,726	232,975
AMT credit carryforward	491,936	225,778
Other real estate writedowns and carrying costs	474,371	555,563
Other	278,678	71,464

Net deferred tax asset	$9,749,988	8,401,802

Net operating loss carryforward for federal income tax purposes total approximately $1,465,839, which will expire in 2029 if not utilized. There are no state tax loss carryovers as of December 31, 2013.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

ASC 740, Accounting for Income Taxes, defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more likely than not” to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of December 31, 2013, the Company had no unrecognized tax benefits related to federal or state income tax matters. The Company accounts for interest and penalties, if any, as a component of income tax expense. A valuation allowance is recognized for a deferred tax asset (DTA) if, based on the weight of available evidence, it is more-likely-than-not that some portion of the entire deferred tax asset will not be realized. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion of the entire deferred tax asset will not be realized. The Company evaluates the likelihood of realization of the net DTA based on both positive and negative evidence available at the time. Primarily as a result of being a start-up bank, the Company has been in a cumulative loss position since inception. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset which is difficult to overcome and accordingly, the Company had established a full valuation allowance against net deferred tax assets as of December 31, 2010. In 2010 and 2011, the Company reported linked-quarters with increasing profitability, the elimination of certain start-up expenses, and continued growth in net interest margin. Due to these factors, other positive trends and the fact that the Company believed that it would realize the net DTA within a significantly shorter period of time than the twenty year carryforward period allowed under the tax rules. The Company determined during the quarter ended December 31, 2011 that there was sufficient current positive evidence to reverse the beginning of the year deferred tax asset valuation allowance.

(8) Commitments and Contingent Liabilities

The Company is a party to credit related financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Company’s exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on balance sheet instruments.

The following financial instruments were outstanding whose contract amounts represent credit risk:

	2013	2012
Commitments to extend credit and unfunded commitments	$125,864,000	$123,032,000
Standby letters of credit	3,048,000	1,953,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management’s credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and ultimately may not be drawn upon to the total extent to which the Company is committed.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Substantially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Various legal claims also arise from time to time in the normal course of business. In the opinion of management, the resolution of these claims outstanding at December 31, 2013 will not have a material impact on the Company’s financial statements.

(9) Derivatives

Financial derivatives are reported at fair value in other assets or other liabilities. The accounting for changes in fair value of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship. The Company has entered into interest rate swaps (swaps) to facilitate customer transactions and meet their financing needs. Upon entering into these instruments, the Company also entered into offsetting positions in order to minimize risk. These swaps qualify as derivatives, but are not designated as hedging instruments.

Interest rate swap contracts involve counterparties and their ability to meet contractual terms. When the fair value of a derivative instrument contract is positive, this generally indicates that the counterparty or customer owes the Company, and results in credit risk. When the fair value of a derivative instrument contract is negative, the Company owes the customer or counterparty and has no credit risk.

A summary of interest rate swaps as of December 31, 2013 and 2012 is included in the following table:

	Notional Amount	Estimated assets fair value	Estimated liability fair value
Interest rate swap agreements:
Pay fixed / Receive variable swaps – December 31, 2013	$31,385,770	955,980	955,980
Pay fixed / Receive variable swaps – December 31, 2012	41,566,335	2,242,246	2,242,246

(10) Minimum Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2013, that the Bank meets all capital adequacy requirements to which it is subject.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

As of December 31, 2013, management believes the Bank met all capital adequacy requirements to which they are subject. To be categorized as well capitalized, an institution must maintain minimum total risk based, Tier 1 risk based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category. Avenue Financial Holdings, Inc.’s and Avenue Bank’s actual capital amounts and ratios as of December 31, 2013 and 2012 are also presented in the table (dollars in thousands).

	Actual		Minimum Capital Requirement		Minimum To Be Well-Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2013
Total capital to risk weighted assets:
Avenue Bank	$85,413	12.5%	$54,611	8.0%	$68,263	10.0%
Avenue Financial	85,424	12.5	54,601	8.0	68,251	10.0
Tier I capital to risk weighted assets:
Avenue Bank	78,209	11.5	27,305	4.0	40,958	6.0
Avenue Financial	78,220	11.5	27,300	4.0	40,950	6.0
Tier I capital to average assets (*):
Avenue Bank	78,209	9.1	34,319	4.0	42,899	5.0
Avenue Financial	78,220	9.1	34,319	4.0	N/A	5.0

At December 31, 2012
Total capital to risk weighted assets:
Avenue Bank	81,992	14.9	40,043	8.0	55,054	10.0
Avenue Financial	81,428	14.8	44,027	8.0	55,035	10.0
Tier I capital to risk weighted assets:
Avenue Bank	75,113	13.6	22,022	4.0	33,032	6.0
Avenue Financial	74,733	13.6	22,014	4.0	33,021	6.0
Tier I capital to average assets (*):
Avenue Bank	75,113	11.0	27,390	4.0	34,237	5.0
Avenue Financial	74,733	10.9	27,374	4.0	N/A	5.0

(*)	Average assets for the above calculations were based on the most recent quarter.

(11) Capital Stock

The Company’s charter authorizes 10,000,000 shares of preferred stock, no par value. Shares of the preferred stock may be issued from time to time in one or more series, each such series to be so designated as to distinguish the shares from the shares of all other series and classes. The Board of Directors has the authority to divide any or all classes of preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series so established.

In October 2008, the Emergency Economic Stabilization Act of 2008 was enacted and the U.S. Department of the Treasury (Treasury) announced the Troubled Asset Relief Program Capital Purchase Program (CPP). On February 27, 2009, the Corporation entered into a Letter of Agreement with Treasury pursuant to which, among other things, the Corporation sold to Treasury for an aggregate purchase price of $7.4 million, 7,400 shares of Series A Preferred Stock and a warrant to purchase up to 370 shares of Series B Preferred Stock. The warrant was exercised by Treasury concurrent with the Series A Preferred Stock purchase.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

On September 15, 2011, the Corporation redeemed all preferred shares the Company originally issued to Treasury under the CPP. The Corporation paid Treasury approximately $7.8 million, which included accrued dividends. Concurrently, the Company entered into a Securities Purchase Agreement (Purchase Agreement) with Treasury, pursuant to which the Company issued 18,950 shares of Senior Non Cumulative Perpetual Preferred Stock, Series C (Series C Stock), having a liquidation amount per share of $1,000, for a total purchase price of $18,950,000. The Purchase Agreement was entered into, and Series C Stock issued, pursuant to the Small Business Lending Fund (SBLF) program, a $30 billion fund established under the Small Business Jobs Act of 2010, that encourages lending to small businesses by providing capital to qualified community banks with assets less than $10 billion. The Corporation contributed $18.14 million of the purchase price to its wholly owned subsidiary, the Bank.

The Preferred Stock is entitled to receive noncumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1, with the first dividend payment due January 1, 2012. The dividend rate, as a percentage of the liquidation amount, can fluctuate on a quarterly basis during the first ten quarters during which the Preferred Stock is outstanding, based upon changes in the level of Qualified Small Business Lending (QBSL), as defined in the Purchase Agreement, by the Bank. Based upon the Bank’s level of QBSL over the baseline level calculated under Purchase Agreement terms (the Baseline), the dividend rate for the initial funding period was 1.4791557% and the first dividend period was one percent (1%). For the second through tenth dividend periods, the dividend may be adjusted to between one percent (1%) and five percent (5%) per annum, to reflect the amount of change in the Bank’s level of QBSL. In addition to the dividend, in the event the Bank’s level of QBSL has not increased relative to the Baseline, at the beginning of the tenth calendar quarter, the Corporation will be subject to a special lending incentive fee equal to 0.5% of the Liquidation Amount per share. For the eleventh dividend period through the eighteenth dividend period, inclusive, and that portion of the nineteenth dividend period before, but not including, the four and one half (4 1⁄2) year anniversary of the original issue date, the dividend rate will be fixed at between one percent (1%) and seven percent (7%) per annum based on the increase in QBSL as compared to the Baseline. After four and one half (4 1⁄2) years from issuance, the dividend rate will increase to nine percent (9%). The dividend rate for the second quarter of 2012 was adjusted to reflect the Company’s noncompliance with required annual certifications due to Treasury within ninety 90 days of fiscal year end. The adjusted amount was based on a maximum dividend rate of five percent (5%) (corresponding with zero QSBL growth) for the 80 days the Company was noncompliant in its submission of required annual certifications to Treasury.

The Preferred Stock qualifies as Tier 1 capital in accordance with regulatory capital requirements. The Preferred Stock ranks senior to the Company’s common shares. The Bank is prohibited from paying any dividend with respect to shares of common stock or repurchasing or redeeming any shares of the Company’s common shares unless all accrued and unpaid dividends are paid on the Preferred Stock for all past dividend periods (including the latest completed dividend period), subject to certain limited exceptions. The Preferred Stock is nonvoting, other than class voting rights on matters that could adversely affect the Preferred Stock. In the event the Company misses five dividend payments, whether or not consecutive, the holder of the Preferred Stock will have the right, but not the obligation, to appoint a representative as an observer on the Company’s Board of Directors. The Preferred Stock may be redeemed at any time at the Company’s option, at a redemption price of one hundred percent (100%) of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of its federal banking regulator.

Dividends. The Company has not paid any cash dividends on our common stock since inception, however, our growth plans may provide the opportunity for us to consider a dividend program at some point in the future. Pursuant to Tennessee banking law, the Bank may not, without the prior consent of the Tennessee Department of Financial Institutions, pay any dividends to the Corporation in a calendar year in excess of the total of the Bank’s

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

net profits for that year plus the retained profits for the preceding two years. Our future dividend policy will depend on earnings, capital position, financial condition and other factors, including new regulatory capital requirements, as they become known to us.

(12) Life Insurance Plans

During 2007, the Bank paid $12,500,000 to purchase single premium whole life insurance policies, with face values totaling approximately $32 million. The cash values of these policies increased by $565,000 in 2013 and $506,000 in 2012, which has been recognized as noninterest income.

The Bank has entered into agreements with 19 current or former bank officers, under which the Bank purchased an insurance policy on the life of each officer. The Bank owns the cash surrender value of each policy and, by way of a split dollar arrangement, has agreed to endorse a portion of the death benefit over to the named beneficiary of the officer. The benefit will be paid directly by the insurance company to the beneficiary. The face values of these policies total approximately $32 million as of December 31, 2013. Since the Bank has no direct benefit obligation to these officers, no such accruals have been made on the Bank’s financial statements.

(13) Supplemental Executive Retirement Plan

The Bank has entered into supplemental executive retirement agreements with three key executive officers. Under the agreements, upon separation from service on or after reaching age 65, annual benefits shall be distributed to the executive for the greater of: (i) 15 years; or (ii) the executive’s lifetime at an amount equal to 60% of the average base salary for the 60 full months immediately preceding separation from service.

If an executive’s employment is terminated voluntarily, prior to age 65, the annual benefit is an amount equal to 60% of the average base salary for the 60 full months immediately preceding separation from service. These benefits were fully vested effective October 31, 2011.

The estimated present value of future benefits to be paid under the plan is being accrued over the respective service periods, with regards to the vesting periods above. The expense incurred and amount accrued for this plan for the years ended December 31, 2013 and 2012 approximated $81,000 and $53,000, respectively. At December 31, 2013 and 2012, included in other liabilities is $3.9 million and $3.8 million related to these agreements, respectively.

(14) Stock Compensation Plans

Common Stock Options

Under the Corporation’s Employee Stock Option Plan, the Corporation may grant options to its directors, officers and employees for up to 475,000 shares of common stock. Both incentive stock options and nonqualified stock options may be granted under the Plan. The maximum term of an option is ten years. Vesting periods range from immediate to the date the Company achieves a cumulative net profit from the date of inception.

The Company adopted ASC 718-20, Stock Compensation, and accordingly, during the two years ended December 31, 2013 and 2012, the Company recorded stock-based compensation expense based on fair value estimates using the Black-Scholes valuation model. For the years ended December 31, 2013 and 2012, the Company recognized $57,000 and $117,359 of stock-based compensation expense related to stock options.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

The fair value of options granted during 2013 and 2012 was computed using the following weighted average assumptions as of the grant date:

	2013	2012
Option price per share	$7.50	$6.50
Option period in years	10 years	10 years
Vesting period	5 years	5 years
Interest rate	1.66-2.20%	1.66-2.20%
Expected volatility	22.6%	22.6%

A summary of the status of the Corporation’s stock option plan is presented below:

	Number	Weighted- Average Exercise Price
Outstanding at December 31, 2011	412,500	$10.00
Granted (1)	55,000	-
Exercised	-	-
Forfeited	(38,500)	10.00

Outstanding at December 31, 2012	429,000	10.00
Granted (1)	5,000	10.00
Exercised	-	-
Exchanged for RSAs (2)	(113,500)	10.00
Forfeited	(27,500)	10.00

Outstanding at December 31, 2013	293,000	$10.00

Options exercisable at December 31, 2013	158,583	$10.00

(1)	These shares were issued to new employees and 50% vest on the third anniversary of the date of grant and 50% vest upon cumulative profitability.
(2)	These shares were exchanged for 14,861 shares of restricted stock awards, which are included in the table on the following page.

At December 31, 2013, options outstanding had a weighted average remaining contractual term of 3.91 years and no aggregate intrinsic value. As of December 31, 2013, there was approximately $151,000 of total unrecognized compensation costs related to unvested stock options granted under our equity incentive plan.

Restricted Stock Awards

Additionally, the Corporation’s Employee Stock Option Plan provides for the granting of restricted share awards and other performance based awards. During the year ended December 31, 2013, the Company awarded 10,000 shares of restricted common stock to its outside directors. These awards vest in equal annual installments on the first four anniversary dates of the grant.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

A summary of activity for unvested restricted share awards issued to outside directors for the year ended December 31, 2013 follows:

	Number	Grant Date Weighted Average Cost
Unvested at December 31, 2012	10,000	$6.50
Shares awarded (1)	10,000	7.50
Restrictions lapsed and shares released to directors	(2,500)	6.50

Unvested at December 31, 2013	17,500	$7.07

(1)	These shares were issued to outside directors and vest in equal annual installments on the first four anniversary dates of the grant.

A summary of activity for unvested restricted share awards issued to employees for the year ended December 31, 2013 follows:

	Number	Grant Date Weighted Average Cost
Unvested at December 31, 2012	-	$-
Shares awarded (1)	94,284	7.50
Restrictions lapsed and shares released to associates	(787)	7.50

Unvested at December 31, 2013	93,497	$7.50

(1)	These shares were issued to employees and vest in variable installments per applicable agreements.

For the year ended December 31, 2013, the Company recognized $157,000 of stock-based compensation expense related to these restricted stock awards. The Company anticipates issuing restricted stock awards to employees and directors in future years as a form of compensation.

(15) Dividend and Net Asset Restrictions

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10% of the Bank’s capital stock and surplus on a secured basis.

At December 31, 2013 and 2012, there were no retained earnings available for the payment of dividends. Accordingly, all of the Corporation’s equity in the net assets of the Bank was restricted at December 31, 2013 and 2012. Funds available for loans or advances by the Bank to the Corporation amounted to $9,011,995.

In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

All dividend payments to be paid in conjunction with the Preferred Stock were approved at the time the preferred stock was issued.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(16) Federal Home Loan Bank Advances and Other Borrowings

The Bank is a member of the Federal Home Loan Bank of Cincinnati (FHLB) and as a result, is eligible for advances from the FHLB, pursuant to the terms of various borrowing agreements, which assists the bank in the funding of the loan portfolio. The Bank had outstanding advances of $79.3 million at December 31, 2013. At December 31, 2013 the outstanding advances consisted of fixed rate putable advances and borrowings under the Cash Management variable rate advance program (CMA). The weighted average interest rate on all advances at December 31, 2013 was 0.52%. Qualifying 1-4 family residential first mortgages, home equity lines of credit, commercial real estate loans and investment securities approximating $154.5 million have been pledged as collateral for the advances.

At December 31, 2013, the scheduled maturities of these advances and interest rates are as follows:

	Amount	Interest Rates (1)
2014	$49,250,000	0.44%
2015	24,000,000	0.66
2016	6,000,000	0.63 (2)
Thereafter	-	NA

Total	$79,250,000

Weighted average interest rate		0.52%

(1)	Some FHLB advances include variable interest rates and could increase in the future. The table reflects the rates in effect as of December 31, 2013.
(2)	In February 2012, the Bank modified two FHLB advances totaling $14,000,000 to lower the interest rates and extend the maturities. The modifications were not deemed substantially different from the original debt obligations and the early termination fees totaling $370,000 is included in interest expense and being amortized on a straight-line basis over the remaining term of the debt.

As of December 31, 2013, the Bank had accommodations which allow it to purchase Federal funds from its correspondent banks on an overnight basis at the prevailing overnight market rates. These accommodations are subject to various restrictions as to their term and availability, and in most cases, must be repaid within less than a month. At December 31, 2013, the Bank had an outstanding balance owed to these correspondents of $15.3 million and had no outstanding balances at December 31, 2012 under these arrangements.

As of December 31, 2011, the Bank also had securities sold under repurchase agreements to Citigroup Global Markets, Inc. totaling $10.0 million with a maturity of May 23, 2013 and an interest rate of 3.48%. The Bank paid off this repurchase agreement in August 2012 and incurred a prepayment penalty of $264,000. At December 31, 2013, the Bank had no outstanding securities sold under repurchase agreement.

As of December 31, 2013, the Bank is eligible to use the Federal Reserve discount window for short-term borrowings. Based on assets available for collateral as of that date, the Bank’s borrowing availability was approximately $154.3 million. As of December 31, 2013 and 2012, the Bank had no outstanding advances.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(17) Condensed Financial Statements of Corporation

Condensed financial information of the Corporation as of December 31:

Balance Sheets

	2013	2012
Assets
Cash and due from banks	$10,745	10,745
Other assets	47,375	47,375
Investment in common stock of Avenue Bank	82,406,923	85,084,221

Total assets	$82,465,043	85,142,341

Liabilities and Stockholders’ Equity
Total liabilities	47,375	47,375
Stockholders’ equity	82,417,668	85,094,966

Total liabilities and stockholders’ equity	$82,465,043	85,142,341

Statements of Income

	2013	2012	2011
Income:
Interest on investments	$-	$-	$95,327
Other	-	-	89,159

Total income	-	-	184,486
Operating expenses	-	-	7,351

Income before income taxes and equity in undistributed net income of the Bank	-	-	177,135
Applicable income tax provision (benefit)	-	-	-
Equity in undistributed net income of the Bank	3,982,340	2,730,460	13,721,228

Net Income	3,982,340	2,730,460	13,898,363
Preferred stock dividends	(189,500)	(357,984)	(395,916)
Accretion of net preferred stock discount	-	-	(233,511)

Net income available to common stockholders	$3,792,840	$2,372,476	$13,268,936

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2013 and 2012

Statement of Cash Flows

	2013	2012	2011
Cash flows from operating activities:
Net income	$3,982,340	$2,730,460	$13,898,362
Adjustments to reconcile net income to net cash (used) provided by operating activities:
Equity in undistributed net income of Avenue Bank	(3,982,340)	(2,730,460)	(13,721,228)
Deferred tax benefit	-	-	-
Net amortization of securities	-	-	30,358
Realized gain on sales of available-for-sale securities, net	-	-	(89,005)
(Increase) decrease in other assets	-	12,458	1,507,678
Decrease in other liabilities	-	(12,458)	(1,401,603)

Net cash (used) provided by operating activities	-	-	224,562
Cash flows from investing activities:
Investment in subsidiary	-	-	(18,136,428)
Activity in available-for-sale securities:
Sales	-	-	6,296,767
Maturities, prepayments and calls	-	-	687,165
Purchases	-	-	(470,076)

Net cash used in investing activities	-	-	(11,622,572)
Cash flows from financing activities:
Proceeds from issuance of Series C preferred stock	-	-	18,950,000
Redemptions of Series A and Series B preferred stock	-	-	(7,770,000)
Preferred stock dividends paid	(189,500)	(370,441)	(395,915)
Common stock dividends received	189,500	370,441	-

Net cash provided by financing activities	-	-	10,784,085

Net increase (decrease) in cash and cash equivalents	-	-	(613,925)
Cash and cash equivalents, beginning of period	10,745	10,745	624,670

Cash and cash equivalents, end of period	$10,745	$10,745	$10,745

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Condensed Consolidated Balance Sheets

(unaudited)

	September 30, 2014	December 31, 2013
Assets
Cash and due from banks	$66,117,738	$12,416,992
Federal funds sold	3,237,164	206

Cash and cash equivalents	69,354,902	12,417,198
Interest-bearing deposits in banks	210,754	2,319,754
Securities available-for-sale, at fair value	211,499,674	257,797,224
Securities held-to-maturity (fair value of $2,851,518 and $2,780,757 as of September 30, 2014 and December 31, 2013, respectively)	2,719,122	2,725,537
Mortgage loans held-for-sale	5,036,218	4,986,011
Loans, net of deferred fees	653,235,053	573,430,381
Less allowance for loan losses	(8,406,887)	(7,204,201)

Net loans	644,828,166	566,226,180
Accrued interest receivable	2,169,586	2,413,364
Federal Home Loan Bank stock, at cost	2,924,400	2,674,100
Premises and equipment, net	3,457,229	3,925,103
Other real estate owned	1,854,811	3,451,356
Deferred tax assets	8,062,241	9,749,988
Cash surrender value of company owned life insurance	16,403,593	16,041,387
Goodwill	2,966,063	2,966,063
Other assets	1,931,399	1,884,835

Total assets	$973,418,158	$889,578,100

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing demand deposits	$186,210,126	$142,259,415
Interest-bearing demand deposits	52,672,601	51,629,242
Savings and money market accounts	422,429,840	388,085,764
Time	159,568,781	123,819,701

Total deposits	820,881,348	705,794,122
Accrued interest payable	261,503	134,112
Federal funds purchased	-	15,280,142
Federal Home Loan Bank advances	55,000,000	79,250,000
Other liabilities	7,660,087	6,702,056

Total liabilities	883,802,938	807,160,432

Stockholders’ equity:
Preferred Stock, no par value; 10,000,000 shares authorized, Series C, senior noncumulative perpetual preferred stock; 18,950 issued and outstanding at September 30, 2014 and December 31, 2013	18,950,000	18,950,000
Common Stock, no par value. Authorized 100,000,000 shares: issued and outstanding 8,633,588 and 8,567,912 shares at September 30, 2014 and December 31, 2013, respectively	75,407,157	75,407,157
Additional paid-in-capital	1,182,558	783,499
Accumulated deficit	(2,826,417)	(7,004,696)
Accumulated other comprehensive loss	(3,098,078)	(5,718,292)

Total stockholders’ equity	89,615,220	82,417,668

Total liabilities and stockholders’ equity	$973,418,158	$889,578,100

See accompanying notes to condensed consolidated financial statements, (unaudited).

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Condensed Consolidated Statements of Income

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Interest and dividend income:
Loans, including fees	$7,326,129	$5,489,938	$20,826,144	$16,072,720
Investment securities	1,112,142	1,331,582	3,611,737	3,500,319
Federal Funds sold and other	29,841	35,184	87,613	105,933

Total interest and dividend income	8,468,112	6,856,704	24,525,494	19,678,972
Interest expense:
Deposits	782,904	765,383	2,325,655	2,261,269
Other borrowings	151,837	127,649	505,002	375,411

Total interest expense	934,741	893,032	2,830,657	2,636,680

Net interest income	7,533,371	5,963,672	21,694,837	17,042,292
Provision for loan losses	(222,024)	221,037	1,186,916	961,556

Net interest income after provision for loan losses	7,755,395	5,742,635	20,507,921	16,080,736

Noninterest income:
Customer service fees	604,095	550,977	1,813,804	1,403,092
Mortgage banking fees, net of commissions	327,275	516,103	566,629	1,699,376
Increase in cash surrender value of life insurance	120,908	130,476	362,206	438,900
Net gain on sale of loans	851,685	86,511	851,685	86,511
Net gain on sale of available-for-sale securities	-	1,534	11,917	522,294

Total noninterest income	1,903,963	1,285,601	3,606,241	4,150,173

Noninterest expenses:
Salaries and employee benefits	3,543,388	3,095,152	10,399,376	8,650,355
Equipment and occupancy	827,692	839,147	2,583,453	2,449,150
Other real estate expense, net	(35,043)	26,191	(18,956)	86,622
Data processing	356,692	274,680	1,039,308	819,408
Advertising, promotion, and public relations	148,648	184,564	444,733	454,443
Legal and accounting	250,131	179,948	655,218	545,054
FDIC insurance and other regulatory assessments	190,125	155,584	553,907	453,212
Other expenses	839,987	572,322	2,171,752	1,624,869

Total noninterest expenses	6,121,620	5,327,588	17,828,791	15,083,113

Income before taxes	3,537,738	1,700,648	6,285,371	5,147,796
Income tax expense	1,122,393	639,169	1,964,968	1,772,811

Net income	2,415,345	1,061,479	4,320,403	3,374,985
Preferred stock dividends	(47,375)	(47,375)	(142,125)	(142,125)

Net income available to common stockholders	$2,367,970	$1,014,104	$4,178,278	$3,232,860

Per share information:
Basic net income per common share available to common stockholders	$0.28	$0.12	$0.49	$0.38

Diluted net income per common share available to common stockholders	$0.28	$0.12	$0.49	$0.38

Weighted average common shares outstanding:
Basic	8,487,516	8,452,474	8,485,195	8,452,474

Diluted	8,528,926	8,452,474	8,526,605	8,452,474

See accompanying notes to condensed consolidated financial statements, (unaudited).

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Condensed Consolidated Statements of Comprehensive Income (Loss)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net income available to common stockholders	$2,367,970	$1,014,104	$4,178,278	$3,232,860
Other comprehensive income, after tax:
Decrease in fair value of cash flow hedge, net of taxes	(94,546)	-	(94,546)	-
(Decrease) increase in net unrealized gains (losses) on available-for-sale securities, net of taxes	(334,015)	(274,035)	2,707,406	(5,447,544)
Net gains (losses) on sale of investment securities reclassified out of other comprehensive income	-	947	7,354	322,308

Total other comprehensive income (loss)	(428,561)	(273,088)	2,620,214	(5,125,236)

Comprehensive Income (Loss)	$1,939,409	$741,016	$6,798,492	$(1,892,376)

See accompanying notes to condensed consolidated financial statements, (unaudited).

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(unaudited)

	Preferred stock	Common stock	Additional paid-in- capital	Accumulated deficit	Accumulated other comp. income (loss)	Total
Balances, December 31, 2012	$18,950,000	75,369,407	569,558	(10,797,535)	1,003,535	$85,094,965
Stock based compensation expense	-	-	200,463	-	-	200,463
Preferred stock dividends	-	-	-	(142,125)	-	(142,125)
Net income	-	-	-	3,374,985	-	3,374,985
Change in unrealized losses on securities available-for-sale, net of tax	-	-	-	-	(5,125,235)	(5,125,235)

Balances, September 30, 2013	$18,950,000	75,369,407	770,021	(7,564,675)	(4,121,700)	$83,403,053

Balances, December 31, 2013	$18,950,000	75,407,157	783,499	(7,004,696)	(5,718,292)	$82,417,668
Stock based compensation expense	-	-	399,059	-	-	399,059
Preferred stock dividends	-	-	-	(142,125)	-	(142,125)
Net income	-	-	-	4,320,403	-	4,320,403
Change in unrealized losses on securities available-for-sale, net of tax	-	-	-	-	2,620,214	2,620,214

Balances, September 30, 2014	$18,950,000	75,407,157	1,182,558	(2,826,417)	(3,098,078)	$89,615,220

See accompanying notes to condensed consolidated financial statements, (unaudited).

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Condensed Consolidated Statements of Cash Flows

(unaudited)

	Nine Months Ended September 30,
	2014	2013
Operating activities:
Net income	$4,320,403	$3,374,985
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,186,916	961,556
Net amortization of securities	683,879	588,539
Amortization of deferred loan fees and cost	86,243	(41,327)
Stock-based compensation expense	399,059	200,463
Supplemental executive retirement plan expense	106,920	69,678
Deferred tax expense	289,234	1,653,177
Increase in cash surrender value of life insurance contracts	(362,206)	(438,900)
Depreciation and amortization of premises and equipment	863,664	859,046
Gain on sale of available-for-sale securities	(11,917)	(522,294)
Gain on sale of loans, net	(851,685)	(86,511)
Originations of mortgage loans held for sale	(53,111,283)	(105,543,574)
Sales of mortgage loans held for sale	53,061,076	112,441,599
(Increase) decrease in:
Accrued Interest receivable	243,778	(182,746)
Other assets	1,549,981	(224,310)
Increase (decrease) in:
Accrued interest payable	127,392	10,251
Other liabilities	756,567	(1,452,296)

Net cash provided by operating activities	9,338,021	11,667,336
Investing activities:
Net change in interest-bearing deposits in banks	2,109,000	974,000
Activity in available-for-sale securities:
Sales	40,606,153	17,424,436
Maturities, prepayments and calls	19,443,617	30,612,798
Purchases	(10,304,495)	(127,543,197)
Purchases of Federal Home Loan Bank Stock	(250,300)	(332,900)
Additions to premises and equipment, net of effects from disposals	(395,791)	(585,639)
Increase in loans	(79,023,460)	(59,419,433)

Net cash used in investing activities	(27,815,276)	(138,869,935)
Financing activities:
Net increase in deposits	115,087,226	80,504,263
Net change in federal funds purchased	(15,280,142)	-
Proceeds from Federal Home Loan Bank advances	3,500,000	55,500,000
Payments on Federal Home Loan Bank advances	(27,750,000)	(15,000,000)
Preferred stock dividends	(142,125)	(142,125)

Net cash provided by financing activities	75,414,959	120,862,138

Net increase in cash and cash equivalents	56,937,704	(6,340,461)
Cash and cash equivalents, beginning of period	12,417,198	19,821,318

Cash and cash equivalents, end of period	$69,354,902	$13,480,857

Supplemental cash flow information:
Cash paid during the year for interest	$2,703,266	$2,626,429
Loans transferred to other real estate	-	908,000
Cash paid during the year for income taxes	925,000	475,000

See accompanying notes to condensed consolidated financial statements, (unaudited).

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – BASIS OF PRESENTATION

Basis of Presentation

The condensed consolidated financial statements, including the notes thereto of Avenue Financial Holdings, Inc., have been prepared in accordance with generally accepted accounting principles (GAAP) interim reporting requirements, and therefore do not include all information and notes included in the annual consolidated financial statements in conformity with GAAP. These interim consolidated financial statements and notes thereto should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The Company’s principal business activity is banking, conducted through its wholly owned subsidiary Avenue Bank.

The unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods. The results for interim periods are not necessarily indicative of results for a full year.

NOTE 2 – SECURITIES

The following table provides the major components of securities at amortized cost and fair value as of September 30, 2014 and December 31, 2013:

	September 30, 2014				December 31, 2013
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair Value	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair Value
	(Dollars in thousands)
Securities Available for Sale:
U.S. government agencies	$14,492	$-	$338	$14,154	$14,490	$-	$485	$14,005
Mortgage-backed securities	155,729	560	3,512	152,777	188,893	364	5,949	183,308
State and municipal securities	35,188	679	132	35,735	50,291	347	1,009	49,629
Corporate bonds	8,866	40	72	8,834	11,012	16	173	10,855

Total	$214,275	$1,279	$4,054	$211,500	$264,686	$727	$7,616	$257,797

Securities Held to Maturity:
State and municipal securities	$2,719	$132	$-	$2,851	$2,726	$55	$-	$2,781

Total	$2,719	$132	$-	$2,851	$2,726	$55	$-	$2,781

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Security fair values are established by an independent pricing service as of the approximate dates indicated. The difference between amortized cost and fair value reflects current interest rates and represents the potential gain (loss) had the portfolio been liquidated on those dates. Security gains (losses) are realized only in the event of any dispositions prior to maturity. Securities with unrealized losses as of September 30, 2014 and December 31, 2013, and the length of time they have been in continuous loss positions were as follows:

	Less than 12 months		12 months or longer		Total
As of September 30, 2014:	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(Dollars in thousands)
U.S. government agencies	$3,486	$(12)	$10,668	$(326)	$14,154	$(338)
State and municipal securities	1,609	(5)	4,404	(127)	6,013	(132)
Corporate bonds	-	-	4,543	(72)	4,543	(72)
Mortgage-backed securities	20,170	(151)	96,402	(3,361)	116,572	(3,512)

Total temporarily impaired	$25,265	$(168)	$116,017	$(3,886)	$141,282	$(4,054)

	Less than 12 months		12 months or longer		Total
As of December, 31 2013:	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(Dollars in Thousands)
U.S. government agencies	$9,273	$(217)	$4,732	$(268)	$14,005	$(485)
State and municipal securities	25,133	(951)	902	(58)	26,035	(1,009)
Corporate bonds	6,831	(173)	-	-	6,831	(173)
Mortgage-backed securities	142,263	(5,422)	11,698	(527)	153,961	(5,949)

Total temporarily impaired	$183,500	$(6,763)	$17,332	$(853)	$200,832	$(7,616)

As noted in the table above, as of September 30, 2014, the Bank had unrealized losses of $4.1 million on available-for-sale securities. The Company does not consider these securities to be other-than-temporarily impaired. Unrealized losses on securities issued by states and political subdivisions in the U.S., U.S. government agency securities, and mortgage-backed securities have not been recognized into income because the securities are backed by the U.S. government, its agencies, or political subdivisions for municipal bonds. The Company currently does not intend to sell these securities prior to recovery of their amortized cost. The decline in value of these securities is primarily attributable to interest rates and not credit losses.

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. The amortized cost and fair value of debt securities as of September 30, 2014 by contractual maturity are as follows:

	Available-for-sale		Held-to-maturity
September 30, 2014	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Due in one year or less	$3,536	$3,552	$-	$-
Due in one year to five years	23,095	23,266	-	-
Due in five years to ten years	36,062	35,844	-	-
Due after ten years	151,582	148,838	2,719	2,851

	$214,275	$211,500	$2,719	$2,851

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The Company recognized $12 thousand and $522 thousand of net gains on sale of securities available-for-sale in earnings for the nine months ended September 30, 2014 and 2013, respectively.

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES

A summary of the loans portfolio as of September 30, 2014 and December 31, 2013 follows:

	September 30, 2014		December 31, 2013
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Residential real estate:
Mortgage	$122,128	18.67%	$94,238	16.41%
Multi-family	20,960	3.20	2,964	0.52
Commercial and industrial	181,688	27.78	170,662	29.72
Commercial real estate	268,907	41.11	236,030	41.11
Construction and land development	55,174	8.44	67,483	11.75
Consumer	4,221	0.65	1,879	0.33
Other	992	0.15	923	0.16

Total Loans	$654,070	100.00%	$574,179	100.00%
Net deferred loan origination costs and fees	(835)		(749)
Less: Allowance for loan losses	(8,407)		(7,204)

Net Loans	$644,828		$566,226

Loans held for sale totaled $5.0 million and $5.0 million as of September 30, 2014 and December 31, 2013, respectively.

The adequacy of the allowance for loan losses (ALLL) is assessed at the end of each quarter. The ALLL includes the following components: allowance for pools of commercial loans evaluated individually and allowance for pools of smaller balance homogeneous retail loans. The allowance factors applied to these pools are an estimate of probably incurred losses based on management’s evaluation of historical net losses from loans with similar characteristics, which are adjusted by management to reflect current events, trends, and conditions (including economic considerations). Additional factors that are considered by management in the determination of the level of the ALLL are: past due experience, asset quality trends, known and inherent risks in the portfolio, the estimated value of any underlying collateral, industry and peer bank loan quality indications and other relevant factors.

The following tables present the loan balances by category as well as risk rating:

	Performing Loans
September 30, 2014	Pass	Special Mention	Substandard	Total Performing	Total Impaired Loans	Total Loans
	(Dollars in Thousands)
Residential real estate:
Mortgage	$119,512	$-	$-	$119,512	$2,616	$122,128
Multi-family	20,960	-	-	20,960	-	20,960
Commercial and industrial	180,794	-	214	181,008	680	181,688
Commercial real estate	265,399	-	3,508	268,907	-	268,907
Construction and land development	52,584	-	-	52,584	2,590	55,174
Consumer	4,192	-	-	4,192	29	4,221
Other	992	-	-	992	-	992

	$644,433	$-	$3,722	$648,155	$5,915	$654,070

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

	Performing Loans				Total Impaired Loans	Total Loans
December 31, 2013	Pass	Special Mention	Substandard	Total Performing
	(Dollars in Thousands)
Residential real estate:
Mortgage	$91,414	$-	$186	$91,600	$2,638	$94,238
Multi-family	2,964	-	-	2,964	-	2,964
Commercial and industrial	170,289	-	-	170,289	373	170,662
Commercial real estate	235,765	-	265	236,030	-	236,030
Construction and land development	65,163	-	1,580	66,743	740	67,483
Consumer	1,848	-	-	1,848	31	1,879
Other	923	-	-	923	-	923

	$568,366	$-	$2,031	$570,397	$3,782	$574,179

The following table presents the balance in the recorded investments in loans by portfolio segment and based on impairment method as of September 30, 2014, and December 31, 2013:

September 30, 2014	Real Estate Mortgage	Real Estate Multi-family	Commercial and industrial	Commercial real estate	Construction and land development	Consumer	Other	Total Loans
	(Dollars in Thousands)
Loans	$122,128	$20,960	$181,688	$268,907	$55,174	$4,221	$992	$654,070

Loans individually evaluated for impairment	$2,616	$-	$680	$-	$2,590	$29	$-	$5,915

Loans collectively evaluated for impairment	$119,512	$20,960	$181,008	$268,907	$52,584	$4,192	$992	$648,155

Loans acquired with deteriorated credit quality	-	-	-	-	-	-	-	-

December 31, 2013	Real Estate Mortgage	Real Estate Multi-family	Commercial and industrial	Commercial real estate	Construction and land development	Consumer	Other	Total Loans
	(Dollars in Thousands)
Loans	$94,238	$2,964	$170,662	$236,030	$67,483	$1,879	$923	$574,179

Loans individually evaluated for impairment	$2,638	$-	$373	$-	$740	$31	$-	$3,782

Loans collectively evaluated for impairment	$91,600	$2,964	$170,289	$236,030	$66,743	$1,848	$923	$570,397

Loans acquired with deteriorated credit quality	-	-	-	-	-	-	-	-

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following table provides a roll forward to the allowance for loan losses from December 31, 2012 to September 30, 2014 by loan segment.

Allowance for loan losses	Real Estate Mortgage	Real Estate Multi-family	Commercial and industrial	Commercial real estate	Construction and land development	Consumer	Other	Total Loans
	(Dollars in Thousands)
Balance at December 31, 2012	$1,265	$24	$1,557	$2,103	$1,687	$29	$30	$6,695
Charged-off loans	(191)	-	-	(296)	(661)	-	-	(1,148)
Recovery of previously charge-off loans	-	-	-	-	43	21	-	64
Provision for loan losses	257	13	438	947	(72)	11	(1)	1,593

Balance at December 31, 2013	1,331	37	1,995	2,754	997	61	29	7,204
Charged-off loans	-	-	-	-	-	-	-	-
Recovery of previously charge-off loans	1	-	-	-	15	-	-	16
Provision for loan losses	94	225	578	358	(85)	34	(17)	1,187

Balance at September 30, 2014	$1,426	$262	$2,573	$3,112	$927	$95	$12	$8,407

Allowance for loans individually evaluated for impairment	$55	$-	$600	$-	$180	$29	$-	$864

Allowance for loans collectively evaluated for impairment	$1,371	$262	$1,973	$3,112	$747	$66	$12	$7,543

The following table presents the allocation of the allowance for loan losses for each respective loan category with the corresponding percentage of loans in each category to total loans, net of deferred fees as of September 30, 2014 and December 31, 2013:

	September 30, 2014		December 31, 2013
	Amount	Percent to total loans, net of deferred fees	Amount	Percent to total loans, net of deferred fees
	(Dollars in Thousands)
Residential real estate:
Mortgage	$1,426	0.22%	$1,331	0.23%
Multi-family	262	0.04	37	0.01
Commercial and industrial	2,573	0.40	1,995	0.35
Commercial real estate	3,112	0.48	2,754	0.48
Construction and land development	927	0.14	997	0.17
Consumer	95	0.01	90	0.02
Other	12	-	-	-

Total allowance for loan losses	$8,407	1.29%	$7,204	1.26%

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following table presents the Bank’s impaired loans that were evaluated for specific loss allowance as of September 30, 2014 and December 31, 2013 including the recorded investment on the balance sheet and the unpaid principal balance is shown below:

	September 30, 2014
	Recorded investment	Unpaid principal balance	Related allowance	Average recorded investment	Interest income recognized
	(Dollars in Thousands)
Impaired loans with no recorded allowance:
Commercial and industrial	$131	$250	$-	$131	$-

Total	131	250	-	131	-
Impaired loans with a recorded allowance:
Residential real estate:
Mortgage	2,616	2,638	55	2,627	77
Multi-family	-	-	-	-	-
Commercial and industrial	549	568	600	559	5
Commercial real estate	-	-	-	-	-
Construction and land development	2,590	2,895	180	2,742	37
Consumer	29	32	29	31	-
Other	-	-	-	-	-

Total	5,784	6,133	864	5,959	119

Total impaired loans	$5,915	$6,383	$864	$6,090	$119

	December 31, 2013
	Recorded investment	Unpaid principal balance	Related allowance	Average recorded investment	Interest income recognized
	(Dollars in Thousands)
Impaired loans with no recorded allowance:
Commercial and industrial	$131	$250	$-	$131	$-

Total	131	250	-	131	-
Impaired loans with a recorded allowance:
Residential real estate:
Mortgage	2,638	2,651	189	1,417	60
Multi-family	-	-	-	-	-
Commercial and industrial	242	257	185	249	3
Commercial real estate	-	740	-	-	-
Construction and land development	740	-	81	656	24
Consumer	31	31	31	33	1
Other	-	-	-	-	-

Total	3,651	3,679	486	2,355	88

Total impaired loans	$3,782	$3,929	$486	$2,486	$88

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Nonperforming Assets

The following table is a summary of our nonperforming assets and troubled debt restructurings as of December 31, 2013 and September 30, 2014:

	At December 31, 2013	Payments, Sales and Reductions	Inflows	At September 30, 2014
	(Dollars in Thousands)
Nonperforming assets:
Non-accruing loans:
Residential real estate:
Mortgage	$187	$(8)	$-	$179
Multi-family	-	-	-	-
Commercial and industrial	373	(13)	320	680
Commercial real estate	-	-	-	-
Construction and land development	-	-	-	-
Consumer	31	(1)	-	30
Other	-	-	-	-

Total non-accruing loans	591	(22)	320	889
Other real estate owned	3,451	(1,596)	-	1,855

Total nonperforming assets	4,042	(1,618)	320	2,744

Troubled debt restructurings:
Residential real estate:
Mortgage	2,450	(13)	-	2,437
Multi-family	-	-	-	-
Commercial and industrial	-	-	-	-
Commercial real estate	-	-	895	895
Construction and land development	504	(29)	-	475
Consumer	-	-	-	-
Other	-	-	-	-

Total troubled debt restructurings	2,954	(42)	895	3,807

Total nonperforming assets and troubled debt restructurings	$6,996	$(1,660)	$1,215	$6,551

Ratios:
Non-accruing loans to total loans	0.10%			0.14%
Nonperforming assets to loans and OREO	0.70%			0.42%
Nonperforming assets plus troubled debt restructurings to total loans and OREO	1.21%			1.00%
Nonperforming assets and troubled debt restructurings to Tier 1 capital and allowance for loan losses	8.19%			7.32%

As of September 30, 2014 and December 31, 2013, all loans classified as nonperforming were deemed to be impaired. The Bank had no loans past due 30 days or more that were not on nonaccrual status as of September 30, 2014 and December, 31, 2013.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 4 – DEPOSITS AND FUNDING

Our deposits consist of noninterest and interest-bearing demand accounts, savings accounts, money market accounts and time deposits. Additionally, as of September 30, 2014, we had $55 million in advances from the Federal Home Loan Bank of Cincinnati (FHLB Cincinnati) compared to $79.3 million as of December 31, 2013.

	September 30, 2014		December 31, 2013
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Core funding:
Transaction accounts	$238,883	27.3%	$193,889	24.2%
Savings/Money market accounts	274,560	31.4	303,722	37.9
Time deposit accounts less than $100,000	65,172	7.4	64,875	8.2

Total core funding	578,615	66.1	562,486	70.3
Non-core funding:
Relationship based non-core funding:
Reciprocating money market accounts	147,870	16.9	84,363	10.5
Reciprocating time deposits	41,662	4.7	23,273	2.9
Other time deposits	52,485	6.0	35,672	4.5

Total relationship based non-core funding	242,017	27.6	143,308	17.9
Wholesale funding:
Federal Home Loan Bank advances	55,000	6.3	79,250	9.9
Federal Funds purchased	-	-	15,280	1.9

Total wholesale funding	55,000	6.3	94,530	11.8

Total non-core funding	297,017	33.9	237,838	29.7

Total	$875,632	100.0%	$800,324	100.0%

NOTE 5 – INCOME TAXES

Income Tax Provision

The provision for income taxes was $2.0 million and $1.8 million for the nine months ended September 30, 2014 and 2013, respectively. The provision represented an effective tax rate of 31.3% and 34.4% for the nine months ended September 30, 2014 and 2013, respectively. For the nine months ended September 30, 2014 and 2013, the effective tax rate compared favorably to the statutory rate of 34% primarily as a result of tax credits and the permanent benefit of tax-exempt income.

Deferred Tax Asset

At September 30, 2014, the Company reported net deferred tax assets of $8.1 million compared to a $9.8 million asset as of December 31, 2013. The decrease in net deferred tax assets is primarily attributable to the decrease in the unrealized loss reported on securities available for sale.

NOTE 6 – DERIVATIVES

Financial derivatives are reported at fair value in other assets or other liabilities. The accounting for changes in fair value of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship. The Company has entered into interest rate swaps (Swaps) to facilitate customer transactions and

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

meet their financing needs. Upon entering into these instruments, the Company also entered into offsetting positions with other financial institutions in order to minimize risk. These swaps qualify as derivatives, but are not designated as hedging instruments.

Interest rate swap contracts involve counterparties and their ability to meet contractual terms. When the fair value of a derivative instrument contract is positive, this generally indicates that the counterparty or customer owes the Company, and results in credit risk. When the fair value is negative, the Company owes the customer or counterparty and has no credit risk.

As part of its activities to manage interest rate risk due to interest rate movements, the Company entered into two delayed interest rate swap agreements in June and August 2014 to manage exposure to future interest rate risk through modification of the Company’s net interest sensitivity to levels deemed to be appropriate. Both interest rate swap agreements were entered into to convert a portion of its forecasted variable-rate debt to a fixed rate, which is a cash flow hedge of a forecasted transaction. The notional amount for both derivative contracts is $10 million. The Company will receive payments from the counterparty at one-month LIBOR plus 35 basis points and make payments to the counterparty at a fixed rate of 2.99% and 2.98% on the notional amount for the June and August agreements respectively. The cash flow payments on the derivative begin November 2015 and terminate May 2021 for the June agreements. The cash flow payments on the derivative begin May 2016 and terminate May 2021 for the August agreement. There were no derivative contracts of this type as of and for the year ended December 31, 2013.

A summary of interest rate swaps as of September 30, 2014 and December 31, 2013 is included in the following table:

	Notional Amount	Estimated assets fair Value	Estimated liability fair Value
	(Dollars in Thousands)
Interest rate swap agreements:
Pay fixed/Receive variable swaps – Sept 30, 2014	$14,621	$567	$567
Pay variable/Receive fixed swaps – Sept 30, 2014	20,000	-	95
Pay fixed/Receive variable swaps – December 31, 2013	31,385	956	956
Pay variable/Receive fixed swaps – December 31, 2013	-	-	-

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Company’s exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following financial instruments were outstanding whose contract amounts represent credit risk as of September 30, 2014 and December 31, 2013:

	September 30, 2014	December 31, 2013
	(Dollars in Thousands)
Commitments to extend credit	$186,790	$125,864
Standby letters of credit	11,283	3,048

Total	$198,073	$128,912

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management’s credit evaluation of the customer.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date and ultimately may not be drawn upon to the total extent to which the Company is committed.

Standby letters-of-credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Substantially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers.

Various legal claims also arise from time to time in the normal course of business. In the opinion of management, the resolution of these claims outstanding at September 30, 2014 will not have a material impact on the Company’s financial statements.

NOTE 8 – REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 2014, that the Bank meets all capital adequacy requirements to which it is subject.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

As of September 30, 2014, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category. Avenue Financial Holdings, Inc.’s and Avenue Bank’s actual capital amounts and ratios as of September 30, 2014 and December 31, 2013 are also presented in the table.

			FDIC Requirements
	Actual		Regulatory minimum capital requirement		Regulatory minimum to be well-capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
September 30, 2014:
Total capital to risk weighted assets
Avenue Bank	$95,196	12.49%	$60,974	8.00%	$76,218	10.00%
Avenue Financial	95,207	12.49%	$60,981	8.00%	$76,227	10.00%
Tier 1 capital to risk weighted assets
Avenue Bank	86,789	11.38%	$30,506	4.00%	$45,759	6.00%
Avenue Financial	86,800	11.39%	$30,483	4.00%	$45,724	6.00%
Tier 1 capital to average assets (*)
Avenue Bank	86,789	9.16%	$37,899	4.00%	$47,374	5.00%
Avenue Financial	86,800	9.16%	$37,904	4.00%	N/A	5.00%

At December 31, 2013:
Total capital to risk weighted assets
Avenue Bank	$85,413	12.51%	$54,621	8.00%	$68,263	10.00%
Avenue Financial	85,424	12.52%	54,601	8.00%	68,251	10.00%
Tier 1 capital to risk weighted assets
Avenue Bank	78,209	11.46%	27,305	4.00%	40,958	6.00%
Avenue Financial	78,220	11.46%	27,300	4.00%	40,950	6.00%
Tier 1 capital to average assets (*)
Avenue Bank	78,209	9.12%	34,319	4.00%	42,899	5.00%
Avenue Financial	78,220	9.12%	34,319	4.00%	N/A	5.00%

(*)	Average assets for the above calculations were based on the most recent quarter.

AVENUE FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 9 – EARNINGS PER SHARE

	At or for the Three Months Ended September 30,		At or for the Nine Months Ended September 30,
	2014	2013	2014	2013
Basic earnings per share calculation:
Numerator – Net income available to common stockholders	$2,367,970	$1,014,104	$4,178,278	$3,232,860
Denominator – Weighted average common shares outstanding	8,487,516	8,452,474	8,485,195	8,452,474
Basic net income per common share available to common stockholders	$0.28	$0.12	$0.49	$0.38
Diluted earnings per share calculation:
Numerator – Net income available to common stockholders	$2,367,970	$1,014,104	$4,178,278	$3,232,860
Denominator – Weighted average common shares outstanding	8,528,926	8,452,474	8,526,605	8,452,474
Diluted net income per common share available to common stockholders	$0.28	$0.12	$0.49	$0.38

Weighted average antidilutive shares outstanding and not included above	286,167	410,667	286,000	423,722

Shares contingently issuable are not included above because they are considered antidilutive.

                     Shares

AVENUE FINANCIAL HOLDINGS, INC.

Common Stock

PROSPECTUS

Prospectus dated                     , 2015

Keefe, Bruyette & Woods

A Stifel Company

Until                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, of the sale of our common stock, no par value, are as follows:

Securities and Exchange Commission fee	$
FINRA filing fee
Nasdaq listing fees and expense
Transfer agent and registrar fees and expenses
Legal fees and expenses
Accounting fees and expenses
Printing fees
Blue sky fees and expenses
Miscellaneous

Total	$

Item 14. Indemnification of Directors and Officers.

The TBCA provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest, (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (i) such officer or director was adjudged liable to the corporation in a proceeding by or in right of the corporation, (ii) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him, or (iii) such officer or director breached his duty of care to the corporation.

Consistent with the laws of the state of Tennessee, our bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by law against any and all expenses, including amounts paid upon judgments, counsel fees, and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, suit, or proceeding in which they, or any of them, are made parties, or a party, or which may be asserted against them or any of them, by reason of being or having been directors or officers or a director or officer of the corporation or such other corporation. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, these bylaws, any agreement, vote of shareholders, or otherwise.

Our charter states that to the fullest extent permitted by the TBCA, a director of the corporation shall not be liable to the corporation for monetary damages for breach of fiduciary duty as a director. Additionally, our bylaws further provide that no director or officer shall be liable for any loss or damage suffered by it on account of any action taken or omitted to be taken by him as a director or officer of the corporation in good faith if such person exercised or used the same degree of care and skill as a prudent man would have exercised or used under the circumstances in the conduct of his own affairs.

The above is a general summary of certain indemnity provisions of the TBCA and is subject, in all cases, to the specific and detailed provisions of the sections referenced herein.

We maintain directors’ and officers’ liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer of itself or any direct or indirect subsidiary, excluding certain matters including fraudulent, dishonest or criminal acts or self-dealing.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the Securities and Exchange Commission, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. §1828(k).

Item 15. Recent Sales of Unregistered Securities.

Within the past three years, we have engaged in the following transactions that were not registered under the Securities Act.

On December 29, 2014 we issued our fixed/floating rate subordinated notes due 2024 in a private placement to qualified institutional buyers. The aggregate principal amount of the fixed / floating rate subordinated notes issued in this private placement was $20 million. Keefe, Bruyette & Woods, Inc served as placement agent for this transaction and was paid a placement fee of 2.0% of the gross proceeds from the issuance. The issuance and sale of these subordinated notes were made in reliance upon exemption from the registration requirements under Section 4(a)(2) of the Securities Act, including the safe harbors established in Regulation D, for a transaction by an issuer not involving a public offering.

During the past three years, we have issued a total of 162,997 shares of our common stock to employees in the form of restricted share grants pursuant to compensatory plans and a total of 30,000 shares of our common stock to members of our board of directors in the form of restricted share grants as part of our director compensation plan. In addition, during the past three years, we have granted a total of 59,000 stock options pursuant to our 2007 Stock Option Plan to new employees. No underwriter or placement agent was involved in the issuance of sale of any of these securities, and no underwriting discounts or commissions were paid. The issuance and sale of the securities described above were made in reliance upon exemptions from registration requirements under Section 4(a)(2) of the Securities Act and pursuant to Rule 701.

Item 16. Exhibits.

(a) Exhibits. The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

3.1	Restated Charter of Avenue Financial Holdings, Inc.

3.2	Amended and Restated Bylaws of Avenue Financial Holdings, Inc.

4.1	Form of Common Stock Certificate*

4.2	Small Business Lending Fund – Securities Purchase Agreement dated September 15, 2011 between the Secretary of the Treasury and Avenue Financial Holdings, Inc.

4.3	Investor Rights Agreement between First American Financial Holdings, Inc. and Goldman, Sachs & Co., dated February 15, 2007

4.4	First American Financial Holdings Inc Common Stock Placement Agreement with Keefe Bruyette & Woods, Inc, dated February 15, 2007

5.1	Opinion of Bradley Arant Boult Cummings LLP*

10.1	2007 Stock Option Plan

10.2	2012 Long-Term Incentive Plan

10.3	2012 Restricted Stock Plan for Non-Employee Directors

10.4	Amended and Restated Employment Agreement between Avenue Financial Holdings, Inc. and Ronald L. Samuels

10.5	Amended and Restated Employment Agreement between Avenue Financial Holdings, Inc. and G. Kent Cleaver

10.6	Amended and Restated Employment Agreement between Avenue Financial Holdings, Inc. and E. Andrew Moats

10.7	Amended and Restated Employment Agreement between Avenue Financial Holdings, Inc. and Barbara J. Zipperian

10.8	Supplemental Executive Retirement Plan Agreement between Avenue Bank and Ronald Samuels, dated October 26, 2007

10.9	Supplemental Executive Retirement Plan Agreement between Avenue Bank and Kent Cleaver, dated October 26, 2007

10.10	Supplemental Executive Retirement Plan Agreement between Avenue Bank and Barbara Zipperian, dated October 19, 2007

10.11	Form of Note Purchase Agreement, dated as of December 22, 2014, by and among Avenue Financial Holdings, Inc. and the purchasers of Subordinated Notes

10.12	Form of Avenue Financial Holdings, Inc. Fixed/Floating Rate Subordinated Note, due 2024

21.1	Subsidiaries of Avenue Financial Holdings, Inc.

23.1	Consent of Bradley Arant Boult Cummings LLP (contained in Exhibit 5.1)*

23.2	Consent of KPMG LLP

24.1	Power of attorney (see page II-5 to this registration statement on Form S-1)

*	To be filed by amendment.

(b) Financial Statement Schedules. None.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(a)	To provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)	For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Nashville, State of Tennessee, on the 9th day of January, 2015.

AVENUE FINANCIAL HOLDINGS, INC.

By:	/s/ Ronald L. Samuels
Ronald L. Samuels
Chairman and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned officers and/or directors whose signature appears below constitutes and appoints G. Kent Cleaver and Barbara J. Zipperian, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing which said attorney-in-fact and agent may deem necessary or advisable to be done or performed in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ronald L. Samuels
Ronald L. Samuels	Chairman and Chief Executive Officer (Principal Executive Officer)	January 9, 2015

/s/ Barbara Zipperian
Barbara Zipperian	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 9, 2015

/s/ G. Kent Cleaver G. Kent Cleaver	President, Director and Chief Operating Officer	January 9, 2015

/s/ Marty Dickens Marty Dickens	Director	January 9, 2015

/s/ David G. Anderson David G. Anderson	Director	January 9, 2015

/s/ Agenia Clark Agenia Clark	Director	January 9, 2015

Signature	Title	Date

/s/ Joseph C. Galante Joseph C. Galante	Director	January 9, 2015

/s/ Steve Moore Steve Moore	Director	January 9, 2015

/s/ David Ingram David Ingram	Director	January 9, 2015

/s/ Ken Robold Ken Robold	Director	January 9, 2015

/s/ Patrick G. Emery Patrick G. Emery	Director	January 9, 2015

/s/ Karen Saul Karen Saul	Director	January 9, 2015

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

3.1	Restated Charter of Avenue Financial Holdings, Inc.

3.2	Amended and Restated Bylaws of Avenue Financial Holdings, Inc.

4.1	Form of Common Stock Certificate*

4.2	Small Business Lending Fund – Securities Purchase Agreement dated September 15, 2011 between the Secretary of the Treasury and Avenue Financial Holdings, Inc.

4.3	Investor Rights Agreement between First American Financial Holdings, Inc. and Goldman, Sachs & Co., dated February 15, 2007

4.4	First American Financial Holdings Inc Common Stock Placement Agreement with Keefe Bruyette & Woods, Inc, dated February 15, 2007

5.1	Opinion of Bradley Arant Boult Cummings LLP*

10.1	2007 Stock Incentive Plan

10.2	2012 Long-Term Incentive Plan

10.3	2012 Restricted Stock Plan for Non-Employee Directors

10.4	Amended and Restated Employment Agreement between Avenue Financial Holdings, Inc. and Ronald L. Samuels

10.5	Amended and Restated Employment Agreement between Avenue Financial Holdings, Inc. and G. Kent Cleaver

10.6	Amended and Restated Employment Agreement between Avenue Financial Holdings, Inc. and E. Andrew Moats

10.7	Amended and Restated Employment Agreement between Avenue Financial Holdings, Inc. and Barbara J. Zipperian

10.8	Supplemental Executive Retirement Plan Agreement between Avenue Bank and Ronald Samuels, dated October 26, 2007

10.9	Supplemental Executive Retirement Plan Agreement between Avenue Bank and Kent Cleaver, dated October 26, 2007

10.10	Supplemental Executive Retirement Plan Agreement between Avenue Bank and Barbara Zipperian, dated October 19, 2007

10.11	Form of Note Purchase Agreement, dated as of December 22, 2014, by and between Avenue Financial Holdings, Inc. and the purchasers of Subordinated Notes.

10.12	Form of Avenue Financial Holdings Inc. Fixed/Floating Rate Subordinated Note, due 2024

21.1	Subsidiaries of Avenue Financial Holdings, Inc.

23.1	Consent of Bradley Arant Boult Cummings LLP (contained in Exhibit 5.1)*

23.2	Consent of KPMG LLP

24.1	Power of attorney (see page II-5 to this registration statement on Form S-1)

*	To be filed by amendment.